As filed with the Securities and Exchange Commission on March 13, 2024

Registration Statement No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

GE Vernova LLC*

(Exact name of Registrant as specified in its charter)

Delaware	3511	92-2646542
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

58 Charles Street

Cambridge, MA

617-674-7555

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Rachel Gonzalez, Esq.

58 Charles Street

Cambridge, MA

02141

617-674-7555

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

Christodoulos Kaoutzanis, Esq.

John C. Kennedy, Esq.

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, NY 10019

212-373-3000 (Telephone)

212-757-3990 (Facsimile)

Approximate date of commencement of proposed sale to the public:

As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(b) of the Securities Act. ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

*	GE Vernova LLC will convert into a corporation and will be renamed GE Vernova Inc. prior to the completion of the Spin-Off (as defined in the prospectus accompanying this registration statement).

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY AND SUBJECT TO COMPLETION, DATED MARCH 13, 2024

GE Vernova LLC1

Following the Spin-Off (as defined herein), the Company is offering participants in the GE Vernova Retirement Savings Plan the opportunity to invest a portion of their plan account balances in up to 12,500,000 shares of GE Vernova common stock in the GE Vernova Stock Fund under the GE Vernova Retirement Savings Plan. This prospectus also relates to an indeterminate number of plan interests to be offered and sold under the GE Vernova Retirement Savings Plan. GE Vernova is currently a wholly-owned subsidiary of GE. Following the Spin-Off, GE Vernova will be a separate public company with common stock listed on The New York Stock Exchange LLC under the symbol “GEV.”

For a discussion of risks that you should consider, see “Risk Factors” beginning on page 25 of this prospectus, and “Notice of Your Rights Concerning Employer Securities” in this prospectus.

The interests in the GE Vernova Retirement Savings Plan and the offering of shares of GE Vernova common stock have not been approved or disapproved by the Board of Governors of the Federal Reserve System, the Securities and Exchange Commission or any other federal or state agency. Any representation to the contrary is a criminal offense.

The securities offered by this prospectus are not deposits or savings accounts and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

This prospectus may be used only in connection with offers and sales by GE Vernova in the offering of GE Vernova common stock and plan interests that may be acquired within the GE Vernova Retirement Savings Plan. No one may use this prospectus to reoffer or resell interests in shares of GE Vernova common stock and plan interests acquired through the GE Vernova Retirement Savings Plan.

You should rely only on the information contained in this prospectus. GE, GE Vernova and the GE Vernova Retirement Savings Plan have not authorized anyone to provide you with different information.

This prospectus does not constitute an offer to sell or solicitation of an offer to buy any securities in any jurisdiction to any person to whom it is unlawful to make an offer or solicitation in that jurisdiction. Neither the delivery of this prospectus nor any sale of GE Vernova common stock shall under any circumstances imply that there has not been a change in the affairs of GE, GE Vernova or the GE Vernova Retirement Savings Plan since the date of this prospectus, or that the information contained in this prospectus or incorporated by reference is correct as of any time after the date of this prospectus.

The date of this prospectus is      , 2024.

1	GE Vernova LLC will convert into a corporation and will be renamed GE Vernova Inc. prior to the completion of the Spin-Off.

TRADEMARKS AND COPYRIGHTS

GE and the GE Monogram Logo are trademarks of the General Electric Company. Logos, trademarks, service marks, trade names, and copyrights referred to in this prospectus belong to us or are licensed for our use. Solely for convenience, we refer to our intellectual property (“IP”) assets in this prospectus without the ™, ®, and © symbols, but such references are not intended to indicate that we will not assert, to the fullest extent under applicable law, our rights to our intellectual property assets. Other logos, trademarks, service marks, trade names, and copyrights referred to in this prospectus are the property of their respective owners.

INDUSTRY INFORMATION

This prospectus contains various historical and projected information concerning our industry, the markets in which we participate, and our positions in these markets. Some of this information is from industry publications and other third-party sources, and other information is from our own analysis of data received from these third-party sources, our own internal data, and market research that our management team commissions for our own evaluations and planning. All of this information involves a variety of assumptions, limitations, and methodologies and is inherently subject to uncertainties, and therefore you are cautioned not to give undue weight to these estimates. All references to the information published by the IEA refer to information contained in the International Energy Agency, World Energy Outlook 2023.

NON-GAAP FINANCIAL DATA

All financial information presented in this prospectus is derived from the combined financial statements of the Company included elsewhere in this prospectus. All financial information presented in this prospectus has been prepared in U.S. Dollars in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”), except for the presentation of the following non-GAAP financial measures: Organic Revenues, Organic Segment EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Organic EBITDA, Adjusted Organic EBITDA Margin, Adjusted Net Income, Adjusted Net Income Margin, and free cash flow.

We present Organic Revenues, Organic Segment EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Organic EBITDA, Adjusted Organic EBITDA Margin, Adjusted Net Income, Adjusted Net Income Margin, and free cash flow in this prospectus because we believe such measures provide investors with additional information to measure our performance. Please refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures” for an explanation on why we use these non-GAAP financial measures, their definitions, and their limitations, and reconciliations to their nearest U.S. GAAP financial measures.

Because of their limitations, these non-GAAP financial measures are not intended as alternatives to U.S. GAAP financial measures as indicators of our operating performance and should not be considered as measures of cash available to us to invest in the growth of our business or that will be available to us to meet our obligations. We compensate for these limitations by using these non-GAAP financial measures along with other comparative tools, together with U.S. GAAP financial measures, to assist in the evaluation of operating performance.

BASIS OF PRESENTATION

Unless otherwise indicated or the context otherwise requires, references in this prospectus to:

(i)

the “Company,” “GE Vernova,” “we,” “us,” and “our” refer to GE Vernova LLC (a newly formed holding company) and its direct and indirect subsidiaries after giving effect to the Spin-Off. GE Vernova LLC will convert into a corporation and will be renamed GE Vernova Inc. prior to the completion of the Spin-Off;

(ii)	the “Board” or “our Board” refers to the board of directors of the Company;

i

(iii)

the “bylaws” refers to our bylaws that will become effective as part of the Spin-Off, the form of which is filed as an exhibit to the registration statement on Form S-1 to which this prospectus forms a part;

(iv)

the “certificate of incorporation” refers to our certificate of incorporation that will become effective as part of the Spin-Off, the form of which is filed as an exhibit to the registration statement on Form S-1 to which this prospectus forms a part;

(v)	the “Spin-Off” refers to the transaction in which GE will distribute to its stockholders all of the shares of our common stock;

(vi)	the “Exchange” refers to the New York Stock Exchange;

(vii)	“GE” refers to General Electric Company and its direct and indirect subsidiaries;

(viii)	the “GE Board” refers to the board of directors of General Electric Company;

(ix)	“stockholders” or “shareholders” refers to shareholders of General Electric Company or stockholders of GE Vernova, depending on the context;

(x)

the “Reorganization Transactions” refer to a series of internal reorganization transactions that GE will undertake prior to, at, or after the Spin-Off, pursuant to which, among other transactions, GE Vernova will hold, through its subsidiaries, GE’s renewable energy, power, and digital businesses; and

(xi)	the “GE Vernova business” refers to GE’s renewable energy, power, and digital businesses.

Certain percentages and other figures provided and used in this prospectus may not add up to 100.0% due to the rounding of individual components. In this prospectus, we present estimated U.S. dollar amounts for the industries in which we operate.

On November 9, 2021, GE announced its plans to form three independent, industry-leading, investment-grade public companies from (i) GE’s aviation business (“GE Aerospace”), (ii) GE’s healthcare business, GE HealthCare Technologies Inc. (“GE HealthCare”), and (iii) GE’s energy business, GE Vernova. To accomplish this, GE completed the tax-free spin-off of GE HealthCare on January 3, 2023 (the “GE HealthCare Spin-Off”) and intends to execute the tax-free spin-off of GE Vernova in the beginning of the second quarter of 2024.

In connection with the reverse stock split of GE’s shares of common stock effective on July 30, 2021, the holders of GE share certificates were notified to surrender their GE share certificates in order to receive one post-split share of GE common stock in exchange for eight pre-split shares of GE common stock. As of February 13, 2024, approximately 15,661,434 GE shares of common stock continue to be held in certificated form. If you continue to hold GE common stock in certificated form, you are encouraged to contact Equiniti Trust Company, LLC, GE’s exchange agent for the reverse stock split, in order to exchange your GE share certificates representing pre-split shares of GE common stock for (a) a statement indicating the number of newly issued shares of post-split GE common stock held by you electronically in book-entry form together with a check for cash in lieu of any fractional shares and any accrued dividends of GE paid prior to the date that you exchange your GE share certificates, and (b) a statement indicating the number of newly issued shares of common stock of GE HealthCare that you were entitled to receive in the GE HealthCare Spin-Off together with a check for cash in lieu of any fractional shares and any accrued dividends of GE HealthCare paid prior to the date that you exchange your GE share certificates. If you do not exchange your GE share certificates prior to the Spin-Off, you will also be entitled to receive upon exchange of your GE share certificates a statement indicating the number of newly issued shares of our common stock in the Spin-Off together with cash in lieu of any fractional shares and any accrued dividends of GE Vernova paid prior to the date you exchange your GE share certificates. However, you will not receive any such shares of our common stock until you exchange your GE share certificates.

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PROSPECTUS SUMMARY

The following summary contains selected information about us and about this offering. It does not contain all of the information that is important to you and your investment decision. Before you make an investment decision, you should review this prospectus in its entirety, including matters set forth under “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our combined financial statements and the related notes thereto included in this prospectus. Some of the statements in the following summary constitute forward-looking statements. See “Cautionary Statement Concerning Forward-Looking Statements.”

Introduction

GE Vernova is a global leader in the electric power industry, with products and services that generate, transfer, orchestrate, convert, and store electricity. We design, manufacture, deliver, and service technologies to create a more reliable and sustainable electric power system, enabling electrification and decarbonization, underpinning the progress and prosperity of the communities we serve. We are a purpose-built company, uniquely positioned with a scope and scale of solutions to accelerate the energy transition, while servicing and growing our installed base and strengthening our own profitability and shareholder returns. We have a strong history of innovation which is a key strength enabling us to meet our customers’ needs.

The breadth of our portfolio also enables us to provide an extensive range of technologies and integrated solutions to help advance our customers’ sustainability goals. Our installed base generates approximately 30% of the world’s electricity. We support our customers’ specific efforts to electrify their economies, meet demand growth, improve reliability and resiliency, and navigate the energy transition through limiting and reducing emissions. The portfolio of equipment and services that we deliver is diversified across technology types and is adaptable based on electric power market conditions and demand.

We blend GE’s culture of innovation and technological excellence with our focus to drive electrification and decarbonization through our cultural foundation—known as the GE Vernova Way—which guides everything we do. The principles of the GE Vernova Way are Innovation, Customers, Lean, One Team, and Accountable. These principles define how we work and create value for our people, customers, shareholders, and the planet. We drive Innovation in everything we do, serve our Customers with pride and focus, and operate with a Lean mindset, focusing on safety, quality, delivery, and cost, across our operations. We act as One Team with inclusivity, authenticity, and diversity allowing us to win together, and are Accountable both individually and collectively to deliver on our purpose and commitments. These principles are embedded throughout the organization through our monthly operating reviews, employee training programs, internal communications, and in how we measure performance. We see the GE Vernova Way as a potential differentiator, as this helps ensure we deliver effective, measurable, and sustainably successful outcomes for our customers, employees, and other stakeholders.

Within GE Vernova, we have aligned our businesses, and report our financial results across three operating segments:

•

Our Power segment includes the design, manufacture, and servicing of gas, nuclear, hydro, and steam technologies, providing a critical foundation of dispatchable, flexible, stable, and reliable power. This segment delivers predictable and growing, long-term earnings and free cash flow from servicing our vast installed base and from growing this installed base with new equipment and services. For example, we maintain the largest installed base of gas turbines globally of 886 installed GW and 2,206 GW total across our Gas Power, Nuclear Power, Hydro Power, and Steam Power businesses within this segment.

•

Our Wind segment includes our wind generation technologies, inclusive of onshore and offshore wind turbines and blades. This segment benefits from secular demand tailwinds for zero-carbon power generation. We are pivoting our Onshore Wind strategy to focus on fewer markets, where we believe we have built and maintain competitive advantages, fewer product offerings, and increased productivity efforts, all to drive long-term profitable growth. We maintain an installed base of 117 GW of Onshore Wind and 1 GW of Offshore Wind turbines for zero-carbon power generation.

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Our Electrification segment includes grid solutions, power conversion, solar and storage solutions, which we collectively refer to as Electrification Systems, and digital technologies, which we refer to as Electrification Software, required for the transmission, distribution, conversion, storage, and orchestration of electricity from point of generation to point of consumption. This segment benefits from a growing need for grid infrastructure, modernization, and reliability, as well as from the demand for new products, solutions, and services. Investment in these technologies will be critical to enabling the energy transition by connecting renewables to the grid, electrifying other carbon-intense sectors, and preserving grid resilience and reliability.

Sources of revenue for GE Vernova in 2023 were approximately split equally between the sale of products and services. About 65% of GE Vernova’s total RPO (remaining performance obligation, a measure of backlog) of $116 billion at the end of 2023, or $75 billion, was for services, with a significant portion committed under long-term contractual arrangements, providing us with enhanced levels of predictability and visibility into services revenue for years to come. Services are typically sold directly to our customers, either through long-term contractual service agreements or as individual transactions at time of service.

Services include the maintenance, replacement of spare parts, repairs, upgrades, and software subscriptions throughout the operating life of our products globally. To lead in services, we invest in inspection and repair technologies, monitoring and diagnostics capability, and plant upgrade offerings to improve the performance and operation of our installed base.

Products include the design, manufacture, and delivery of a wide range of power generating, grid hardware and software, power conversion, and energy storage products. We sell our products directly to customers or through engineering, procurement, and construction firms, where we can be either a sub-supplier or a consortium partner. Our scope of supply can range from products alone to extended plant or project development scope, which can include plant-level guarantees and/or GE Vernova having turn-key responsibilities, often shared with partners, for project development. GE Vernova has manufacturing, assembly, and component production capabilities in over 100 plants across 27 countries.

We are well-positioned to benefit from extended growth in the demand for our products and services as emerging economies focus on electrification and mature economies on further electrification and decarbonization. We expect to drive profitable growth through cost reductions, improved quality, better contracting, and higher productivity levels — all as demand accelerates. We expect to generate cash flow, fund incremental growth opportunities and increase flexibility to drive future capital allocation while maintaining investment grade ratings.

Our Industry and Business

Electricity is critical to economic progress and prosperity as well as to improve the quality of life. The International Energy Agency (the “IEA”) expects demand for electricity generation in 2040 to grow by more than 55% from 2022 levels with the natural gas, hydro, wind, nuclear, solar and storage energy sub-sectors playing a key role. This growing demand for electricity generation is driven by multiple factors. Approximately 750 million people globally lack access to electricity, and many more who do have access experience frequent, extended outages that disrupt their lives, impact their safety and security, and challenge their economic growth. Electricity use is also increasing as an alternative to fossil fuels for whole industries or sectors, such as transportation, which are currently pursuing increased electrification as a means to decarbonize. The future electric power system must meet this demand growth while incorporating new and diverse sources, preserving or improving system reliability, affordability, and sustainability. Electric power sector emissions account for approximately 40% of all human-made carbon dioxide (“CO2”) emissions in the world today and without a change to the current energy mix, global growth in demand for electricity generation would increase CO2 emissions by more than 7 billion tons annually by 2040.

GE Vernova innovates and invests across our broad portfolio of technologies to help our customers meet growing demand for electricity generation and reduce the carbon intensity of power grids and electricity supply, while maintaining or improving system reliability, affordability, and sustainability. Today, approximately 30% of the world’s electricity is generated using GE Vernova’s installed base of technologies. We intend to grow profitably through the sale of equipment needed to electrify and to decarbonize power systems, as well as by servicing this installed base for decades to come. We will continue to support customer efforts to limit or reduce emissions, and we expect to continue reducing the carbon intensity of our installed base – all while increasing the resiliency of the grid and achieving the goals of our customers, investors, and employees.

We deliver products and services that generate, transfer, orchestrate, convert, and store electricity. Our products and solutions generate electricity from various forms of energy or fuels, including wind, hydro, solar, nuclear, natural gas, and steam. We have offerings that transfer and orchestrate electricity reliably, safely, and securely from generation sources to consumers, over various electricity grids or systems – using grid-related software, hardware, automation, and controls. We develop and deliver technologies that convert electricity across grid systems, such as from alternating to direct current (AC to DC) or vice versa (DC to AC); from one voltage level or frequency to another; and into other forms of energy including mechanical, thermal, and chemical. We also develop and deliver solutions that enable customers to store electricity for use to meet peak demand, through products such as pumped hydro and integrated battery energy storage systems.

GE Vernova’s products, services, and pipeline of investments in leading edge technologies help utility, commercial, and industrial customers avoid, reduce, or capture greenhouse gas emissions produced when generating electricity. Use of carbon-free generation technologies like wind, solar, hydro, and nuclear helps avoid greenhouse gas emissions. Power plant efficiency upgrades and the increasing use of lower carbon-intense fuels like hydrogen in gas turbines can help our customers reduce their greenhouse gas emissions compared to their current state. We also develop integrated solutions that capture carbon for use or sequestration, rather than releasing carbon into the atmosphere and contributing to climate change.

The global electric power industry landscape is subject to volatility driven by quickly changing economic outlooks, increasing geopolitical tensions, and energy policy uncertainty. Renewables growth may also be impacted by transmission capacity constraints, site permitting, and electrical interconnection delays, project constraints driven by reduction in available land and/or increased land costs, growing importance of biodiversity protection, and security of supply concerns on critical minerals. The broader wind industry is further challenged with fleet quality and reliability issues, with the offshore wind industry recently facing high project execution risks and limited profitability at current price levels.

In addition to these industry pressures, some of our business units experienced operating losses in the recent past attributed to a variety of challenges, including fleet quality issues, pricing, execution challenges on complex projects, a lack of commercial underwriting terms that protect for inflationary pressures, and not enough standardization of products. Each of the business units facing these challenges has made significant progress on their paths towards profitability over the past several quarters. Strengthened operational rigor and commercial discipline together with actions to reduce structural and operating costs—by leveraging lean business practices—are contributing to the turnaround and improvement seen in several of these businesses over the last few periods.

GE Vernova maintains a global reach and scale necessary to lead the energy transition to an electrified and decarbonized future, with approximately 80,000 employees, including our field services associates, and a local presence in more than 100 countries. We derived approximately 71% of our 2023 revenues from OECD countries—and geographically 47% of our revenue from the Americas, 25% from Europe, 16% from Asia and 12% from the Middle East & Africa. We deliver products and services into large, growing segments tied to the energy transition and we estimate the addressable market we serve was approximately $265 billion in 2022. Overall, industry experts conservatively anticipate spending in the power and end-use sectors will increase from $1.4 trillion per year in recent years to more than $2.4 trillion per year in the 2030s. We serve the world’s largest utilities – many of whom serve the OECD or developed markets – that today focus heavily on decarbonization efforts.

Globally, the IEA estimates the world will need 55% more generation of electricity in 2040 than it did in 2022 and that electricity levels required to reach economy-wide net zero emissions would need to more than double from 2022 levels, which will drive a shift in generation technology mix, improved resilience and security of power grids, and modernization / digitalization of the existing infrastructure.

Carbon-free generation technologies including wind, solar, hydro, and nuclear are expected to account for nearly 90% of new capacity addition orders over the next ten years, with a balance of many generation sources likely required to navigate the energy transition towards a more sustainable power sector while preserving system reliability and affordability. Wind and solar combined accounted for 12% of all electricity generated in the world in 2022. By 2030 many experts expect this figure will reach approximately 25%, and in scenarios that achieve net zero emissions may reach 70% percent by 2050. Nuclear power generation is expected to grow, with small modular nuclear reactor (“SMR”) technology expected to be operative by 2030, assuming a critical role in the sector. Hydro power offers emission-free power output and we expect it will play an important role in the evolving energy mix. Besides benefiting from increasing customer demand for wind equipment and the need to service this equipment, we also expect to support customers through service of their existing nuclear and hydro plants and sales of incremental new units.

Natural gas power plants will continue to play a vital role in the energy transition through the provision of dependable, dispatchable, and flexible power, helping to address the intermittency of renewable energy sources. Approximately 22% of the world’s electricity in 2022 was generated using natural gas. We expect to continue servicing our large existing and growing our installed base of gas turbines. In the coming years, we expect to expand this business to accelerate decarbonization by retrofitting gas turbines to use hydrogen and/or adopting them for use in carbon capture systems.

As we serve these markets, GE Vernova will continue to build on a rich heritage of technology leadership and innovation, with more than 140 years of experience dating back to Thomas Edison’s first commercial power plant in the United States (1882). We continue to be an innovation leader, with approximately 36,000 patents and patent applications filed in approximately 60 countries. Other significant innovations developed by us include:

•	the world’s first licensed nuclear power plant (1957),

•	the world’s first F-class gas turbine (1990),

•	wind blades for the world’s first offshore wind farm (1991),

•	the world’s first mobile (trailer-mounted) aeroderivative gas turbine for power generation (1996),

•	the world’s first wind turbines with low-voltage-ride-through capability (2003),

•	multiple world records for most efficient gas combined cycle plant (2016), and

•	North America’s first commercial award for a small modular nuclear reactor (2022).

Investment Highlights

GE Vernova is an industry leader creating a more reliable and sustainable electric power system by providing a breadth of products and services necessary to increase electrification and decarbonization. We serve customers in accelerating the global energy transition to improve the quality of life and combat climate change. Our products and services will help reduce overall global emission levels by enabling our customers to limit emissions from power generation and by reducing the carbon intensity of our installed base.

We expect increased demand for many of our products and services, along with our focus on lean to drive productivity improvements and cost reductions, to deliver Adjusted EBITDA and free cash flow growth—

creating significant value for customers and shareholders. Expanding electrification, increasing global urgency to combat the impacts of climate change, and a greater focus on energy security will stimulate broader investment in the electric power sector, potentially leading to rising demand for GE Vernova’s products, services, and solutions. A multi-decade inflection of global spend in the energy transition end-markets is expected to be driven by technological advancements, government policies, corporate strategies, and individual efforts to increase electrification of the economy and to reduce carbon emissions. We will support the global transition to renewable energy sources by providing a broad range of product and service offerings needed by public and private utilities, grid operators, governments, and large electricity users.

As the energy transition accelerates and our cost structure improves, we expect GE Vernova to deliver revenue growth combined with improving Adjusted EBITDA and free cash flow. We expect to benefit from:

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Strong long-term industry demand growth driven by increasing electrification and decarbonization trends. We see significant opportunities for revenue growth across our business segments, as electrification trends drive a need for new firm and quick-starting electricity generation, and decarbonization efforts require reduced or zero emission generation sources. The electricity grid also needs significant investment to connect new generation and to enhance reliability. Forecasts from the IEA and other third parties estimate the world will need 55% more generation of electricity in 2040 than it did in 2022 and that electricity levels required to reach economy-wide net zero emissions would need to more than double from 2022 levels. We believe this need will drive increased demand for our products and services as equipment needs grow and customers need to maintain or improve performance from existing assets in order to supply reliable, secure electricity. This need includes investments in both hardware and software to manage a more complex grid, especially given the rise in supply of renewable energy going forward. Government policies, such as the Inflation Reduction Act of 2022 (the “IRA”) in the United States, the Green Deal Industrial Plan in Europe, and emissions trading frameworks in both Europe and the United States, serve as tailwinds for our customers and suppliers like GE Vernova to fund the growth in low or zero emission capacity and the grid required to deliver this electricity. Our large commercial and industrial customers as well as residential consumers, place a heightened importance on decarbonizing their electricity use, driving incremental demand for GE Vernova’s products and services. We provide products and services through the Power, Wind and Electrification segments that served addressable market sizes of $110 billion, $80 billion, and $75 billion, respectively, in 2022. Overall, industry experts conservatively anticipate spending in the power and end-use sectors to increase from $1.4 trillion per year in recent years to more than $2.4 trillion per year in the 2030s.

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Significant, long-term customer relationships with many of the largest customers in select key markets. Our technologies and services help electrify some of the fastest growing markets and help decarbonize those areas that relied heavily on less efficient and more emissions-intensive generation fleets. We supply and service many of the world’s largest utilities and grid operators across multiple continents and support our customers with solutions across the energy trilemma (as described further below) tailored to their individual situation and circumstances. For example, our ten largest generation customers by installed capacity in Europe and the United States generate approximately 40% of the electricity in these markets, respectively. Our deep, long-standing relationships with customers are a competitive advantage and our track record gives customers confidence in partnering with us to implement new technology.

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Lean as a pillar of the GE Vernova Way and how we will drive both long-term breakthroughs and continuous improvements that enhance profitability. We started our lean journey more than five years ago as GE and have progressed to the point that lean is now part of our culture. We are applying lean to all aspects of our businesses to drive growth, innovation and results for our customers. For example, lean was an integral lever of the Gas Power transformation that started in 2018, driving out $1 billion in fixed costs while improving the customer experience. The Gas Power business applied lean methods in executing its strategy and transforming its long-term performance. We also realized, utilizing lean and other efforts implemented over the last three years, significant cost savings in both our Electrification segment (approximately $300 million) and within our Onshore Wind business (approximately $500 million) – partially through improved operations and streamlined organizational structures. The application of lean in our Gas Power, Onshore Wind, and Grid businesses has already created significant value. Within GE Vernova we see substantial opportunity for additional competitive differentiation and value creation by using and continuously improving our lean rigor across our portfolio of businesses. After the Spin-Off, our company will continue to utilize and evolve lean through our GE Vernova operating method to realize our strategic initiatives while simplifying and transforming our business into a more efficient, highly focused company.

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Strengthening revenue and cost fundamentals will enable the Company to fund growth opportunities and maintain flexibility for capital allocation. Increasing demand for our products and services will lead to revenue growth in the coming years. Continued use of our lean operating method and culture will drive lower costs, improving profitability. Given limited expected leverage levels, we anticipate generating increasing levels of free cash flow. This cash flow will enable our efforts to maintain a strong balance sheet, obtain and maintain investment grade ratings, invest in new products and services, fund cost-reduction opportunities that create long-term savings, evaluate and consider targeted value-added acquisitions, and provide flexibility for potential future capital allocation.

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A Power segment, with durable, growing earnings and cash flow from its large installed base. Services are a key portion of the Power segment, a recurring and high-margin revenue stream that in 2023 contributed 68% of total segment revenue. Because the average life of our large heavy-duty gas turbine fleet service contracts in the Gas Power business, the largest business in the Power segment, is over ten years, we have revenue visibility for many years ahead and we continue to have service contract customer renewal rates of approximately 70%. Our services capabilities help improve the economics, the efficiency, the reliability, and the life-span of customer-owned generating units. We view our long-term services agreements as key elements for the continued success of our Gas Power business, which maintains a leading global scale and an installed base of approximately 7,000 turbines. We continue to implement technology enhancements to deliver improved service, reducing the outage time for gas power plants and leading to increased MWh output by customer facilities while also reducing our costs to deliver on outage management initiatives. We maintain annual service contracts for over 25% of the units in our gas installed base, while also delivering outage services or parts – as part of our transactional services offerings – to a large portion of those natural gas units not under long-term contracts. We also provide services to nuclear power plants, hydro power facilities, and steam power turbines. As a result, we expect revenue and EBITDA from our Power segment to rise over time with improved margins due to increasing product sales and the continued growth in our services, as well as improvements in our cost structure and productivity. As coal generation still comprised 36% of total generation in 2022, we believe there will be opportunities to replace coal with other, less carbon intensive resources, which in turn will create opportunities for GE Vernova to sell products and services across our Power businesses.

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A Wind segment with significant margin expansion and long-term revenue growth ahead. Our Wind segment remains one of the largest wind products, parts, and service providers. In the onshore wind industry, we expect to increasingly focus our efforts on the attractive and growing North American markets given the demand tailwinds driven by the IRA, while still targeting opportunities of profitable high-margin product sales outside of North America. We believe our strong manufacturing capacity, our supply chain capabilities, and our deep customer relationships provide competitive advantages in these markets. Additionally, we continue to focus on improving the cost structure and driving better quality and performance across the installed base and new units. In the relatively nascent and fast-growing offshore wind industry, in the coming years we expect to improve the quality of our backlog and overall business profitability. As the industry matures, we expect the existing technologies and supply chain to improve, and GE Vernova to remain focused on product quality, processes reliability, and improved underwriting. We will be highly disciplined in the pace of new product introduction, while being selective in adding new projects to our backlog if we believe they provide sufficient pricing, profitability, and improved risk mitigation in line with our expected returns.

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An Electrification segment positioned for higher, more profitable growth driven by increasing global demand for our equipment, systems, software, and services. Our Electrification segment provides much of the necessary products, services, and software to manage, transfer, and orchestrate electricity over the power grid – each a key offering that enables the energy transition as renewable capacity coming online accelerates globally. Our high voltage direct current (“HVDC”) technology offerings support the expansion of major new renewable projects, including offshore wind, and we are already seeing rapidly rising RPO levels from recently announced HVDC project awards in Europe. Our detailed engineering and design capabilities as well as technology advancements help decarbonize the operations of our larger industrial customers, which include energy intensive liquified natural gas (“LNG”) facilities, marine fleets, chemical, steel facilities, and higher tech data centers. Our digital and software applications and business have become more critical to the grid as they help ensure reliable and secure power, and they move electricity from variable renewable resources, often in remote locations, to demand centers.

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Our continued efforts in driving innovation – creating new product and service opportunities that could enhance long-term profitable growth. Our company maintains a long, rich history of advanced research and technology development. We continue to invest, often jointly with third parties, to develop and deploy new technologies that support customers in the energy transition. We remain committed to creating, improving, and providing solutions for customers by leading in the development of key offerings that can help electrify and decarbonize the global economy. Innovation occurs within our businesses, as well as within the company’s

Advanced Research team (as defined herein), where we develop and commercialize new technologies that can improve electrification and decarbonization efforts. With partners, including governments helping to finance our research, our strong, interdisciplinary Advanced Research team focuses on key technologies like hydrogen, carbon capture, software, energy storage, and other emerging and critical areas necessary to facilitate the energy transition in the coming years. We maintain approximately 36,000 patents and patent applications on various technologies, and our research center continues to utilize external funding and disciplined oversight of capital deployment to evaluate, test, and successfully prepare emerging technologies for commercialization.

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An experienced leadership team. Our management team consists of leaders with decades of experience working in key roles within publicly traded companies, as well as leaders with deep and diverse subject matter expertise across our industries’ end-markets, products, and services. This team will lead GE Vernova as the industry undergoes dramatic change and navigates the energy transition. Our team remains focused on maintaining and creating a culture that utilizes lean and focuses on improving safety, quality, delivery, and cost to deliver value to customers, stakeholders, and employees.

Our Company Strategy

GE Vernova is uniquely positioned as the industry leader to drive the energy transition forward, supplying customers with products and services necessary to deliver more reliable, affordable, and sustainable electricity. We expect significant growth in demand for the offerings we provide to the electricity sector. We anticipate improving our cost structure and productivity levels as we continue to meet this secular demand with existing and new products and services. We will focus on generating revenue, Adjusted EBITDA, and free cash flow growth, which are the primary key financial indicators we believe will drive value creation for our shareholders.

Our company strategy is focused on:

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Delivering on global sustainability, by developing, providing, and servicing technologies that enable electrification and decarbonization. Sustainability is core to our long-term strategy and tactics. Our products and services help governments, utilities, developers and other industries drive sustainable economic growth via increased electrification – often by providing technologies that power markets. We expect our products and services to help improve electric reliability and resilience as well as lower the carbon intensity of our own installed base and reduce our Scope 3 emission levels. Longer term we anticipate enabling greater reductions in emissions levels by further developing and commercializing emerging technologies such as small modular nuclear reactors, natural gas with either hydrogen or carbon capture capabilities, or direct air capture products. Additionally, we expect to improve our own Scope 1 and Scope 2 emission levels, as well as other key sustainability metrics.

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Maintaining and enhancing strong relationships with many of the leading and largest utilities, developers, governments, and electricity users. We serve and maintain long-standing relationships with many of the largest entities across conventional generation, renewables, transmission, software, and other key portions of the electricity industry, which enables us to provide multiple different products and services from across our businesses to existing customers. Customers continue to rely on our partnerships with them to help them deliver reliable, affordable, and more sustainable electricity. These deep, long-standing relationships are a competitive advantage and enable us to successfully introduce both new and existing products and services to our existing customers.

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Servicing the existing installed base and delivering new technologies and processes, which improve customer outcomes while driving increased profitability and cash flow. The world derives approximately 30% of its electricity generation from an installed base of GE Vernova products, technologies, and solutions. We service a substantial share of this installed base, including approximately 25% of our gas installed base, which delivers electricity that our customers rely upon and where these long term contracts and arrangements create a reliable, visible source of revenue for GE Vernova. The heavy-duty gas turbines that are still under servicing contracts in our gas installed base maintain an average contract life of over ten years. Our continued innovation, process improvement efforts, and use of advanced technology will benefit customers (especially in areas like reduced outage times, reduced carbon-intensity, or better operating performance), while lowering our costs to service these assets, leading to margin expansion for GE Vernova. We expect to benefit from significant demand growth for our equipment, which we anticipate will grow our installed base and lead to longer term growth in service revenues.

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Improving margins and lowering risk through better underwriting. We are focused on shortening our bid cycles to reduce the risk of cost escalation, as well as improving protections embedded in customer agreements to protect against inflation. We maintain a heightened focus on risk mitigation and management — tactics we utilized successfully to improve results in our Gas Power business and more recently, in our Grid and Onshore Wind businesses, and anticipate doing so across our remaining businesses. Pricing and margins on new orders across multiple product lines such as Onshore Wind, transmission equipment from our Electrification segment, and other areas continue to improve, both as a result of favorable supply and demand trends as well as our own heightened focus on risk management. In addition, we continue to work to improve the risk profile embedded in new service contracts.

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Streamlining our product portfolio to focus on core workhorse products, which will improve both cost and quality going forward. We continue to reduce the complexity of new sales offerings and increased standardization of products that we provide to customers. For example, in our Onshore Wind business, we are implementing a more simplified product suite (i.e., what we call “workhorse products”) that enables us to deliver better performing assets produced at scale and at lower costs, which improves our margins, especially for new equipment sales. In our Onshore Wind business, workhorse products are expected to comprise approximately 90% of our wind turbine shipments in 2024.

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Using lean to improve our cost structure and productivity levels across our business and corporate functions. Lean is one of the key pillars of the GE Vernova Way, and will be embedded in our culture as an independent company. Lean, deployed through the GE Vernova operating method, drives our business strategies and safety, quality, delivery, and cost improvements to achieve growth, innovation and results for our customers. The leadership team uses monthly operating reviews focused on developing breakthrough capabilities linked to strategy and drives continuous improvement on Key Performance Indicators (“KPIs”) using kaizens (which are focused week-long workshops creating immediate results), problem solving and management of change. Our leadership teams are held accountable for going to Genba (which refers to going to the actual place work is performed) and the daily management of escalations to help our teams apply and enhance the standards and ensure results.

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Innovating and investing, along with third parties, in new offerings and technologies that will help customers electrify and decarbonize the world. Technological innovation remains integral to our corporate history and future, as the world will need new solutions to drive the changes required to affect the energy transition. Both within our businesses, as well as at Advanced Research, we continue to invest efficiently, utilizing both our own cash flow and funding from third parties, to develop or commercialize and scale new technologies. We focus on near-term advancements, such as with our grid-related software solutions, and long-term breakthrough technological developments, such as carbon capture or small modular reactors, to help our customers deliver for the economies and markets they serve. Our investments allow us to continue developing new solutions to help orchestrate the efficient generation, transmission, and use of electricity, as well as focusing on new energy storage solutions that can reduce the intermittency of variable generation sources. We believe our work on hydrogen and carbon capture-related innovation will also help to enable decarbonization of existing and new fossil fuel generation sources, while also continuing to develop and deploy small modular reactor designs – all necessary long-term needs for our customers to deliver reliable baseload power.

Innovation leadership in the power sector remains key, but with a heightened focus on co-funding opportunities to drive this advancement forward and to deliver profitable new products or services to market.

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Allocating capital as a whole and within our various businesses – focused on generating cash flow to enable attractive shareholder returns. As a more focused, independent, stand-alone company with a broad range of businesses and offerings, we intend to focus primarily on maintaining a strong balance sheet and low leverage, with ample liquidity and cash flow to maintain our industry leading positions and to grow our various businesses. We expect to focus on growing free cash flow, with each of our businesses effectively earning above their cost of capital over the medium and long-term. We believe that multiple businesses within GE Vernova are poised for significant growth ahead, due to demand tailwinds or our own cost improvement efforts. GE Vernova plans to maximize value creation opportunities for businesses that maintain attractive potential growth, generate high returns or deliver ample cash flow, while consistently evaluating the appropriate strategy, investment levels and ownership structures for those with lower or less attractive returns and cash flows. Over time, we anticipate delivering shareholder value by investing in growth businesses, increasing our free cash flow and utilizing our cash flow for organic and inorganic value creating growth, as well as for increasing flexibility for future potential capital allocation, while maintaining investment grade ratings.

Our Competitive Strengths

GE Vernova is well-positioned for success, given our extensive history and track record of supplying governments, utilities, and developers with critical innovations across different electric power technologies. We provide the electric power sector with a broad array of electricity-related solutions that will help customers accelerate the energy transition. With average annual economic spend in the electric power sector estimated at $2 trillion in the 2023-2030 timeframe, we believe we maintain a host of competitive strengths that will enable GE Vernova’s continued growth:

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The sizable, approximately 2,200 GW installed base of our products and technologies delivers critical electricity that our customers rely on, while providing high-margin services revenue and cash flow with significant long-term visibility. The scope of our installed base leads to economies of scale that enable cost and technological advantages for our business, both in the servicing of these units and in the marketing or delivery of new products or solutions to existing customers. We further invest, on behalf of customers, in the installed base to maintain or enhance our customers’ fleet and asset reliability, while reducing our own costs via process improvements and technology enhancements to service these assets. Our installed base provides significant competitive advantages, given that it is the world’s largest installed base of gas turbines and a sizable base of wind turbines. The installed base of GE Vernova’s technologies helps generate approximately 30% of global electricity, and we continue to provide services for many of these assets today. A significant portion of revenue comes from services we provide – approximately 45% in 2023 and 47% in 2022. As of December 31, 2023 and 2022, services comprised approximately 65% and 70% of RPO, with services generally provided either under long-term contracts or through transactional services that may include parts, repairs, outage services, and other offerings. Continued growth in our installed base should lead to increases in our services and related RPO which will drive long-term revenue growth.

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We provide a breadth and depth of offerings that our customers need to generate and deliver power over the coming decades. We supply and service most of the electric generation-related technology segments (gas, wind, nuclear, hydro, solar, and steam) and deliver key transmission and other grid-related products necessary for power companies and large commercial and industrial customers to both decarbonize their systems and sites, while improving their reliability.

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We maintain long-standing and deep customer relationships, providing a host of products and services, to many of the largest utilities and power developers. Our ten largest generation customers by installed capacity in Europe and the United States generate approximately 40% of the electricity in these markets, respectively. We derive approximately 71% of our revenues from customers in the OECD economies. Going forward, in the OECD or developed markets where our technologies help customers reduce emissions in the communities they serve, we anticipate greater focus by customers on decarbonization. Increased decarbonization efforts in developed economies is expected to yield demand growth for many of GE Vernova’s offerings across our three segments. In the developing markets, population and GDP growth drives higher power demand and a need for new products and equipment.

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We embed lean deeply into our culture to accelerate our strategy and differentiate GE Vernova versus our competitors. All manufacturing companies have similar inputs of team members, materials, and machines that they use to create products via their global supply chains. We will differentiate ourselves from other manufacturing companies that support the energy transition by using lean to drive enterprise-wide strategic breakthroughs and continuous improvements. Our method identifies inefficiencies and defines a structured way to solve problems, continuously improve our processes, and drive customer, employee, and other stakeholder satisfaction. By utilizing lean, we have driven real performance improvement and lower costs across several of our larger businesses, including in Gas Power, in Electrification, and in Onshore Wind more recently. While some of the GE Vernova businesses, such as Gas Power, Onshore Wind, and Grid Solutions, made and continue to implement sizable improvements in cost, productivity, or cycle times by applying lean, we anticipate broader application of lean across all of GE Vernova to be a competitive advantage.

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Our continued innovation efforts will help customers deploy new solutions to electrify and decarbonize their electricity systems, especially critical in a world seeing rapid growth in power demand. We remain a global leader in the development of new technologies – innovation occurs within Advanced Research and as part of the annual investment each of our businesses make, funded with our own operating cash flow and through investments by third parties. Continued technological advancements in natural gas turbines have and will continue to drive reduced emissions as well as higher and quicker levels of output. We expect to see increased longer term demand for our hydrogen and carbon capture technologies, key to reducing or eliminating emissions from fossil fuels. Our turbines in the Wind segment are expected to drive higher zero carbon output from our customers’ facilities, while our high voltage transmission-related product offerings will enable utilities to deliver electricity in scale across large geographies. We continue to develop software to enhance our position as the market leader in grid-related software.

Our Segments

Our Power Segment

GE Vernova’s Power segment includes our Gas Power, Nuclear Power, Hydro Power, and Steam Power businesses that provide products and services enabling a critical foundation of dispatchable, flexible, stable, and reliable power on global power grids throughout the world. These technologies accounted for 85% of global electricity generation in 2022 and are used by utilities, independent power producers and industrial customers mainly to provide firm baseload power in bulk, as well as intermediate or peaking power, to customers and power systems. Our technologies comprise a large installed base of more than 2,000 GW that requires significant ongoing maintenance and services to maintain and extend the useful life as well as to improve output. We estimate that our Power segment served an addressable market of $110 billion in 2022, a market expected to grow at low single digit rates through 2030, inclusive of new units and services.

Service revenues accounted for approximately 68% of GE Vernova’s Power segment revenues in 2023 and this segment reported services RPO of $59 billion as of December 31, 2023 and $57 billion as of December 31, 2022. Services include long-term contractual service agreements as well as transactional business for spare parts, repairs, and services in support of maintenance outages on power-generating products. For example, in our Gas Power business, the average remaining length of more than 70% of existing long-term service agreements is over 10 years and we have approximately 70% renewal rates. Services can include upgrades to existing products to improve performance, extend plant life or outage cycles, reduce emissions, and enhance flexibility to complement variable renewables. A sizable portion of our customers in our Power segment continue to renew contracts, providing durable and growing revenue and cash flow. We expect margin enhancement potential in our services business due to price escalation and improving productivity.

Our Wind Segment

GE Vernova’s Wind segment includes our Onshore Wind and Offshore Wind businesses as well as our LM Wind Power business that designs, produces, and tests wind turbine blades. We sell wind turbines to utilities, renewable developers, independent power producers, and commercial customers to provide carbon-free power generation with no fuel expense. GE Vernova designs and produces onshore and offshore turbines for U.S. and global customers. We design, produce, and validate turbine blades for use on our wind turbines, as well as produce blades for sale to third-party OEMs. Generation from wind accounted for 7% of global electricity generation in 2022. GE Vernova has an approximate installed base of onshore wind turbines totaling 117 GW of installed capacity and has the largest installed base of onshore turbines in the United States according to the American Clean Power Association. More than 80% of revenues are generated in OECD countries and GE Vernova led onshore U.S. installations for the last five years. We estimate the addressable portion of the total wind industry that can be served by our products and services was $80 billion in 2022 and is expected to grow at high single digit rates through 2030, inclusive of new units and services.

Equipment sales accounted for 85% of total segment revenues in each of 2023 and 2022, respectively. Equipment sales in the Wind segment include new turbines as well as repowerings. Wind turbine repowering involves replacing older units with new, higher capacity turbines or retrofitting them with more efficient components, each of which significantly increases wind farm production and extends wind farm life with a much lower capital investment than is required for a new wind farm. On average, wind turbines repowered by GE Vernova have seen a 20% increase in annual energy production.

Service revenues accounted for approximately 15% of GE Vernova’s Wind segment revenues in each of 2023 and 2022, respectively, and this segment maintained a $13 billion and $14 billion services RPO at the end of 2023 and 2022, respectively. Services include long-term flexible service agreements as well as transactional business for spare parts, repairs, and services in support of planned maintenance outages on wind turbines. Services can also include upgrades and refurbishment of wind turbines for life extension and improved performance. GE Vernova’s flexible service agreements include continuous wind asset monitoring and diagnostics services 24 hours a day, 365 days a year from technicians based at four customer support and remote operations centers around the globe.

Our Electrification Segment

GE Vernova’s Electrification segment includes our Grid Solutions, Power Conversion, and Solar & Storage Solutions businesses, which we collectively refer to as Electrification Systems, and our Digital business, which we refer to as Electrification Software, that provide products and services required for the transmission, distribution, conversion, storage, and orchestration of electricity from point of generation to point of consumption. Several of the key offerings in this segment, for example, include our high voltage direct current transmission, or HVDC, products, power transformers and our grid automation related products and services. The Electrification segment had a served addressable market of $75 billion in 2022. We anticipate that significant grid investment will be required to meet growing energy demands, improve system resilience, integrate variable renewables, and upgrade and digitize aging infrastructure, creating opportunities for GE Vernova products and services.

Multiple dynamics are affecting the grid of the future. Increasing generation from variable and intermittent renewables must be addressed to preserve system reliability. Additionally, the growth of inverter-based technologies like wind and solar challenge system inertia and stability. The power grid, which was historically designed for one-way flow of electricity from centralized plants, must also be augmented to accommodate two-way flows from a highly distributed network of generation and storage solutions. Software and data analytics are becoming critical for grid management and resilience to balance highly-variable demand for and supply of electricity generation and to protect the grid from cybersecurity risks.

Equipment revenues accounted for approximately 71% and service revenues accounted for approximately 29% of GE Vernova’s Electrification segment revenues in 2023 and approximately 68% and 32%, respectively in 2022. This segment maintained a $13.2 billion equipment RPO and a $3.1 billion services RPO at the end of 2023 and a $6.4 billion equipment RPO and a $2.6 billion services RPO at the end of 2022. Our Electrification segment delivered positive full year segment EBITDA of $234 million in 2023, driven by higher volume, better pricing, and a multi-year effort to reduce costs. Services include long-term service agreements as well as transactional business for spare parts, repairs, and services in support of maintenance outages on grid and electrification products. Services can include upgrades to existing products to improve performance, extend life, and enhance grid flexibility and resilience. Services can also include subscription services for digital offerings.

Summary of Risk Factors

An investment in our company is subject to a number of risks. These risks relate to our business, industry dynamics, laws and regulations, the Spin-Off, and our common stock, and the securities market. Any of these risks and other risks could materially and adversely affect our business, results of operations, cash flows, and financial condition and the actual outcome of matters as to which forward-looking statements are made in this prospectus. Please read the information in the section captioned “Risk Factors” of this prospectus for a description of the principal risks that we face. Some of the more significant challenges and risks we face include the following:

•	We provide complex and specialized products, solutions, and services, and we could be adversely affected by actual or perceived quality issues or safety failures.

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If our ongoing efforts to achieve our anticipated operational cost savings and implement initiatives to control or reduce our operating costs are not successful, our financial results and cash flows may be adversely affected.

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Significant disruptions in our supply chain, including the high cost or unavailability of raw materials, components, and products essential to our business, and significant disruptions to our manufacturing and production facilities and distribution networks could adversely affect our future financial results and our ability to execute our operations on a timely basis.

•	Our failure to manage customers relationships and customer contracts could adversely affect our financial results.

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Our ability to obtain and maintain our investment grade credit ratings could affect our ability to access capital, could increase our interest rates, and could limit our ability to secure new contracts or business opportunities.

•	The strategic priorities and financial performance of many of our businesses are subject to market and other dynamics related to decarbonization, which can pose risks in addition to opportunities.

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There are risks associated with our joint venture arrangements, consortiums, and similar collaborations with third parties for certain projects, which could impose additional costs and obligations on us.

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Any reductions or modifications to, or the elimination of, governmental incentives or policies that support renewable energy and energy transition innovation and technology could have a material adverse effect on our business, results of operations, cash flows, financial condition, and prospects.

•	Our business is exposed to risks associated with the volatile global economic environment and geopolitical conditions.

•	We operate in highly competitive environments. Our failure to compete successfully could adversely affect our results of operations, cash flows, and financial condition.

•	Our future success will depend, in part, on our ability to develop and introduce new technologies.

•	Failure to meet ESG expectations or standards or achieve our ESG goals could adversely affect our business, reputation, results of operations, cash flows, and financial condition.

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Our operations are subject to various environmental, health and safety laws and regulations, and potential litigation, and non-compliance with or liabilities under such laws and regulations could result in substantial costs, fines, sanctions and claims.

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We are subject to laws and regulations governing government contracts, public procurement, and government reimbursements in many jurisdictions, and the failure to comply could adversely affect our business.

•	If we are unable to attract and retain highly qualified personnel, we may not be able to execute our business strategy effectively and our operations and financial results could be adversely affected.

•	We may be unable to obtain, maintain, protect, or effectively enforce our intellectual property rights.

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Increased cybersecurity requirements, vulnerabilities, threats, and more sophisticated and targeted computer crimes pose a risk to our systems, networks, products, solutions, services, and data, as well as our reputation, which could adversely affect our business.

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Failure to comply with evolving data privacy and data protection laws and regulations or to otherwise protect personal data in the jurisdictions in which we operate, may adversely impact our business and financial results.

•	Volatility in currency exchange rates may adversely affect our financial condition, results of operations and cash flows.

•	We may be unable to achieve some or all of the benefits that we expect to achieve from the Spin-Off.

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No market for our common stock currently exists and an active trading market may not develop or be sustained after the Spin-Off. Following the Spin-Off, our stock price may fluctuate significantly, and there can be no assurance that the combined trading prices of our and GE’s common stock would exceed the trading price of GE common stock absent the Spin-Off.

•	Substantial sales of our common stock may occur in connection with the Spin-Off, or in the future, which could cause our stock price to decline or be volatile.

The Spin-Off

On November 9, 2021, GE announced plans for the complete legal and structural separation of the GE Vernova business from GE, as well as the GE HealthCare Spin-Off. The GE HealthCare Spin-Off was completed on January 3, 2023. In reaching the decision to pursue the Spin-Off of the GE Vernova business, GE considered a range of potential structural alternatives and concluded that the Spin-Off is the most attractive alternative for enhancing stockholder value. To consummate the Spin-Off, GE will undertake the Reorganization Transactions. GE will subsequently distribute all of our common stock to GE’s stockholders, and following the Spin-Off, GE Vernova, holding the GE Vernova business, will become an independent, publicly traded company. Prior to the completion of the Spin-Off, we will enter into a separation and distribution agreement with GE (the “Separation and Distribution Agreement”) and several other agreements with GE related to the Spin-Off. These agreements will govern our relationship with GE up to and after completion of the Spin-Off and allocate between us and GE various assets, liabilities and obligations, including employee benefits, intellectual property, and tax-related assets and liabilities. See “Certain Relationships and Related Person Transactions.”

Completion of the Spin-Off is subject to the satisfaction or waiver of a number of conditions. In addition, GE has the right not to complete the Spin-Off if, at any time, the GE Board determines, in its sole and absolute discretion, that the Spin-Off is not in the best interests of GE or its stockholders, or is otherwise not advisable. See “The Spin-Off—Conditions to the Spin-Off.”

Following the Spin-Off, we and GE Aerospace will be better positioned to increase managerial focus on pursuing individual strategies to drive performance, invest more in growth opportunities, and execute strategic plans best suited to address the distinct market trends and opportunities for the respective businesses. Following the Reorganization Transactions, we will hold GE’s former GE Vernova business, and we will have greater agility to deliver market-leading innovation across our products, services, and solutions. We plan to focus on further developing our expertise in power, wind, and electrification. Additionally, following the Spin-Off, GE intends to focus on its aviation business, GE Aerospace. Further, the Spin-Off will allow our management team to devote its time and attention to the corporate strategies and policies that are based specifically on the needs of the GE Vernova business. We plan to create incentives for our management and employees that align with our business performance and the interests of our stockholders, which will help us attract, retain, and motivate highly qualified personnel. Moreover, following the Spin-Off, each company will be able to use its capital to pursue and achieve strategic objectives including effectuating acquisitions. Additionally, we and GE believe the Spin-Off will help align our stockholder base with the characteristics and risk profile of the respective businesses. See “The Spin-Off—Reasons for the Spin-Off.”

Our common stock has been approved for listing on the New York Stock Exchange under the ticker symbol “GEV.”

Our Corporate Information

We are a wholly-owned subsidiary of GE. We were formed on February 28, 2023 to serve as a holding company for the GE Vernova business. We have engaged in no business operations to date and have no assets or liabilities of any kind, other than those incidental to our formation and reorganization to acquire the assets and liabilities of the GE Vernova business prior to the Spin-Off. Our corporate headquarters will be located at 58 Charles Street, Cambridge, Massachusetts 02141, and our telephone number is (617) 674-7555. Our website address is www.gevernova.com. Information contained on, or that can be accessed through, our website is not part of, and is not incorporated into, this prospectus. GE Vernova LLC will convert into a corporation and will be renamed GE Vernova Inc. prior to the completion of the Spin-Off.

THE OFFERING

Use of proceeds	The Company will not receive any proceeds from the shares of our common stock and plan interests offered under the GE Vernova Retirement Savings Plan. See “Use of Proceeds.”

Risk factors	For a discussion of risk and uncertainties involved with an investment in our common stock, see “Risk Factors” included elsewhere in this prospectus and any risk factors described in any accompanying prospectus supplement.

Listing	There is currently no trading market for our common stock. We expect a limited trading market, commonly known as a “when-issued” trading market, to develop three trading days prior to the distribution date for the Spin-Off, and we expect “regular-way” trading of our common stock to begin on the first trading day following the completion of the Spin-Off. Our common stock has been approved for listing on the New York Stock Exchange under the symbol “GEV.”

Summary Historical and Unaudited Pro Forma Condensed Combined Financial Information

The following summary financial data reflects the combined operations of GE Vernova. The summary historical and unaudited pro forma condensed combined financial data shown below should be read in conjunction with the sections herein entitled “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Unaudited Pro Forma Condensed Combined Financial Statements,” and “Certain Relationships and Related Person Transactions” as well as our combined financial statements and the corresponding notes included elsewhere in this prospectus. For factors that could cause actual results to differ materially from those presented in the summary historical and pro forma condensed combined financial data, see “Cautionary Statement Concerning Forward-Looking Statements” and “Risk Factors” included elsewhere in this prospectus. Unless otherwise noted, tables are presented in U.S. dollars in millions.

We derived the summary historical combined financial information for each of the fiscal years in the three-year period ended December 31, 2023 from our audited combined financial statements, which are included elsewhere in this prospectus.

The summary unaudited pro forma condensed combined financial information for the year ended December 31, 2023 has been derived from our unaudited pro forma condensed combined financial information, which is included elsewhere in this prospectus.

	Pro Forma	Historical
	Year ended December 31,	Years ended December 31,
	2023	2023	2022	2021
Total revenues	$33,239	$33,239	$29,654	$33,006
Cost of revenues	28,436	28,421	26,196	28,061
Gross profit	4,803	4,818	3,458	4,945
Selling, general and administrative expenses	4,928	4,845	5,360	4,821
Research and development expenses	896	896	979	1,008
Operating income (loss)	(1,021)	(923)	(2,881)	(884)
Net income (loss)	$(576)	$(474)	$(2,722)	$(724)
Net income (loss) attributable to GE Vernova	$(540)	$(438)	$(2,736)	$(633)
Net income (loss) margin	(1.7)%	(1.4)%	(9.2)%	(2.2)%
Cash from (used for) operating activities		$1,186	$(114)	$(1,660)
Other data(a):
Adjusted EBITDA*		$807	$(428)	$654
Adjusted EBITDA margin*		2.4%	(1.4)%	2.0%
Adjusted net income*		$(569)	$(1,698)	$(422)
Adjusted net income margin*		(1.7)%	(5.7)%	(1.3)%
Free cash flow*		$442	$(627)	$(123)

(a)

In addition to our operating results calculated in accordance with U.S. GAAP, we use, and plan to continue using certain non-GAAP financial measures when monitoring and evaluating operating performance. The non-GAAP financial measures presented in this prospectus are supplemental measures of our performance and our liquidity that we believe help investors understand our financial condition, cash flows, and operating results and assess our future prospects. We believe that these non-GAAP financial measures, in addition to

*	Non-GAAP financial measure.

the corresponding U.S. GAAP financial measures, are important supplemental measures that exclude non-cash or other items that may not be indicative of or are unrelated to our core operating results and the overall health of our company. For more information about our non-GAAP financial measures, see “Non-GAAP Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures.”

	Pro Forma	Historical
	As of December 31,	As of December 31,
	2023	2023	2022
Cash, cash equivalents and restricted cash(a)	$3,597	$1,551	$2,067
Total assets	47,194	46,121	44,471
Due to related parties	34	532	575
Total liabilities(b)	38,226	37,741	32,864
Total equity	8,968	8,380	11,607
Total liabilities and equity	47,194	46,121	44,471

(a)

In connection with the Spin-Off, we expect to either receive a net cash contribution from GE to be used for our future operations or to make a cash distribution to GE such that our cash balance on the date of the completion of the Spin-Off will be approximately $4.2 billion, of which $603 million is reported in Assets of business held for sale as of December 31, 2023 related to the planned sale of a portion of our Steam business to Electricité de France S.A. (“EDF”). Based on the December 31, 2023 cash balance of approximately $2.2 billion, consisting of (1) cash, cash equivalents and restricted cash of approximately $1.6 billion and (2) approximately $0.6 billion reported in Assets of business held for sale as of December 31, 2023 related to the planned sale of a portion of our Steam business to EDF, a net cash contribution to us from GE of approximately $2.0 billion would be required. This amount, however, will be finalized based on the performance of GE Vernova in the first quarter of 2024, so that the cash balance expected at the time of the Spin-Off will be approximately $4.2 billion. At the time of sale, a portion of the cash consideration that we will receive from EDF will compensate us for the amount of cash recorded in Assets of business held for sale. The planned sale of a portion of our Steam business to EDF is not a strategic shift as described in ASC 205, and therefore has not been and will not be presented in the future as discontinued operations.

(b)

On January 1, 2023, in advance of the Spin-Off, pension plans sponsored by GE, and previously accounted for as multiemployer plans, were legally split or allocated. GE allocated to GE Vernova a net deficit of $1.6 billion associated with these plans at the date of plan separation or allocation. See the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our combined financial statements and the corresponding notes included elsewhere in this prospectus.

*	Non-GAAP financial measure.

The tables below reconcile our non-GAAP financial measures to the nearest financial measure that is in accordance with U.S. GAAP for the periods presented. See “Non-GAAP Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures” for further information.

ORGANIC REVENUES* BY SEGMENT(a)	2023	2022	2023/2022 V%	2022	2021	2022/2021 V%
Power	$17,436	$16,124	8%	$16,124	$16,729	(4)%
Less: Acquisitions	152	—		—	—
Less: Business dispositions	—	—		—	502
Less: Foreign currency effect	38	(12)		(467)	(6)
Power organic*	$17,246	$16,136	7%	$16,591	$16,233	2%
Wind	$9,826	$8,905	10%	$8,905	$11,539	(23)%
Less: Acquisitions	—	—		—	—
Less: Business dispositions	—	—		—	—
Less: Foreign currency effect	(14)	58		(424)	1
Wind organic*	$9,840	$8,847	11%	$9,329	$11,538	(19)%
Electrification	$6,378	$5,076	26%	$5,076	$5,292	(4)%
Less: Acquisitions	2	—		2	—
Less: Business dispositions	—	—		—	—
Less: Foreign currency effect	50	(4)		(335)	2
Electrification organic	$6,326	$5,080	25%	$5,409	$5,290	2%

(a)

Includes intersegment sales of $414 million, $451 million and $554 million for the years ended December 31, 2023, 2022 and 2021, respectively. See the table titled Total Segment Revenues by Business Unit in Note 23 to the audited combined financial statements included elsewhere in this prospectus.

ORGANIC EBITDA* BY SEGMENT	2023	2022	2023/2022 V%	2022	2021	2022/2021 V%
Power	$1,722	$1,655	4%	$1,655	$1,407	18%
Less: Acquisitions	32	—		—	—
Less: Business dispositions	—	—		—	43
Less: Foreign currency effect	(119)	(72)		(71)	(5)
Power organic*	$1,809	$1,727	5%	$1,726	$1,369	26%
Wind	$(1,033)	$(1,710)	40%	$(1,710)	$176	U
Less: Acquisitions	—	—		—	—
Less: Business dispositions	—	—		—	—
Less: Foreign currency effect	(133)	62		89	55
Wind organic*	$(900)	$(1,772)	49%	$(1,799)	$121	U
Electrification	$234	(164)	F	$(164)	$(461)	64%
Less: Acquisitions	(1)	—		(17)	—
Less: Business dispositions	—	—		—	—
Less: Foreign currency effect	(15)	(23)		(56)	(13)
Electrification organic*	$250	$(141)	F	$(91)	$(448)	80%

*	Non-GAAP financial measure.

ORGANIC REVENUES*	2023	2022	2023/2022 V%	2022	2021	2022/2021 V%
Total revenues	$33,239	$29,654	12%	$29,654	$33,006	(10)%
Less: Acquisitions	154	—		2	—
Less: Business dispositions	—	—		—	502
Less: Foreign currency effect	74	42		(1,226)	(2)
Organic revenues*	$33,011	$29,612	11%	$30,878	$32,506	(5)%

EQUIPMENT AND SERVICES ORGANIC REVENUES*	2023	2022	2023/2022 V%	2022	2021	2022/2021 V%
Total equipment revenues	$18,258	$15,819	15%	$15,819	$18,831	(16)%
Less: Acquisitions	64	—		—	—
Less: Business dispositions	—	—		—	—
Less: Foreign currency effect	73	50		(841)	4
Equipment organic revenues*	$18,121	$15,769	15%	$16,660	$18,827	(12)%
Total services revenues	$14,981	$13,835	8%	$13,835	$14,175	(2)%
Less: Acquisitions	90	—		2	—
Less: Business dispositions	—	—		—	502
Less: Foreign currency effect	1	(8)		(385)	(6)
Services organic revenues*	$14,890	$13,843	8%	$14,218	$13,679	4%

ADJUSTED EBITDA* AND ADJUSTED EBITDA MARGIN*	2023	2022	2021
Net income (loss)	$(474)	$(2,722)	$(724)
Add: Restructuring and other charges(a)	433	288	299
Add: Steam Power asset sale impairment(b)	—	824	—
Add: Purchases and sales of business interests(c)	(92)	(55)	139
Add: Russia and Ukraine charges(d)	95	188	—
Add: Non-operating benefit income(e)	(567)	(188)	(159)
Add: Depreciation and amortization(f)	847	893	1,150
Add: Interest and other financial charges – net(g)	53	97	109
Add: Provision (benefit) for income taxes(g)	512	247	(160)
Adjusted EBITDA*	$807	$(428)	$654
Net income (loss) margin	(1.4)%	(9.2)%	(2.2)%
Adjusted EBITDA margin*	2.4%	(1.4)%	2.0%

(a)	Consists of severance, facility closures, acquisition and disposition, and other charges associated with major restructuring programs.
(b)	Represents non-cash, pre-tax impairment charge related to our remaining Steam Power business.
(c)	Consists of gains and losses resulting from purchases and sales of business interests and assets.
(d)	Related to recoverability of asset charges recorded in connection with the ongoing conflict between Russia and Ukraine and resulting sanctions.
(e)	Primarily related to the expected return on plan assets, partially offset by interest cost.

*	Non-GAAP financial measure.

(f)	Excludes depreciation and amortization expense included in Restructuring and other charges, the Steam Power asset sale impairment and Russia and Ukraine charges.
(g)

Excludes interest expense of $45 million, $54 million and $63 million and a benefit for income taxes of $195 million, $257 million and $138 million, offset by a change in valuation allowance of $27 million, $258 million and $158 million, for the years ended December 31, 2023, 2022 and 2021, respectively, related to our Financial Services business which because of the nature of its investments, is measured on an after-tax basis due to its strategic investments in renewable energy tax equity investments. The change in the valuation allowance recorded for the year is driven by the absence of a valuation allowance on production tax credits earned during 2023 given our ability to transfer such credits.

ADJUSTED ORGANIC EBITDA* AND ADJUSTED ORGANIC EBITDA MARGIN*	2023	2022	2023/2022 V%	2022	2021	2022/2021 V%
Adjusted EBITDA*	$807	$(428)	F	$(428)	$654	U
Less: Acquisitions	31	—		(17)	—
Less: Business dispositions	—	—		—	43
Less: Foreign currency effect	(266)	(38)		(49)	35
Adjusted organic EBITDA*	$1,042	$(390)	F	$(362)	$576	U
Adjusted EBITDA margin*	2.4%	(1.4)%		(1.4)%	2.0%
Adjusted organic EBITDA margin*	3.1%	(1.3)%		(1.2)%	1.7%

ADJUSTED NET INCOME* AND ADJUSTED NET INCOME MARGIN*	2023	2022	2021
Net income (loss)	$(474)	$(2,722)	$(724)
Add: Restructuring and other charges(a)	433	288	299
Add: Steam Power asset sale impairment(b)	—	824	—
Add: Purchases and sales of business interests(c)	(92)	(55)	139
Add: Russia and Ukraine charges(d)	95	188	—
Add: Non-operating benefit income(e)	(567)	(188)	(159)
Add: Tax effect of reconciling items	36	(70)	23
Add: Certain tax adjustments(f)	—	37	—
Adjusted net income*	$(569)	$(1,698)	$(422)
Net income (loss) margin	(1.4)%	(9.2)%	(2.2)%
Adjusted net income margin*	(1.7)%	(5.7)%	(1.3)%

(a)	Consists of severance, facility closures, acquisition and disposition, and other charges associated with major restructuring programs.
(b)	Represents non-cash, pre-tax impairment charge related to our remaining Steam Power business.
(c)	Consists of gains and losses resulting from purchases and sales of business interests and assets.
(d)	Related to recoverability of asset charges recorded in connection with the ongoing conflict between Russia and Ukraine and resulting sanctions.
(e)	Primarily related to the expected return on plan assets, partially offset by interest cost.
(f)	Consists of income tax adjustments for the impact of tax legislation.

*	Non-GAAP financial measure.

FREE CASH FLOW*	2023(a)	2022	2021
Cash from (used for) operating activities	$1,186	$(114)	$(1,660)
Add: gross additions to property, plant and equipment and internal-use software	(744)	(513)	(577)
Less: impact of discontinued factoring programs(b)	—	—	(2,114)
Free cash flow*	$442	$(627)	$(123)

(a)

Wind and Power made prepayments of $473 million and $185 million, respectively, related to supply chain finance programs during the fourth quarter of 2023. Additionally, free cash flow* includes benefits arising from the IRA related to production tax credits of $183 million. See Notes 12 and 22 to the audited combined financial statements included elsewhere in this prospectus for further information.

(b)

The Company historically factored U.S. and non-U.S. receivables through GE’s Working Capital Solutions (“WCS”) on a recourse and nonrecourse basis pursuant to various factoring and servicing agreements. This adjustment is to present net cash flows from operating activities had we not factored receivables with WCS. The receivables factoring programs with WCS were discontinued in 2021.

*	Non-GAAP financial measure.

RISK FACTORS

Investing in our common stock and plan interests under the GE Vernova Retirement Savings Plan involves substantial risks. In addition to the other information in this prospectus, you should carefully consider the following factors before investing in our common stock or plan interests. Any of the risk factors we describe below could have a material adverse effect on our business, financial condition, or results of operations. The market price of our common stock or the value of such plan interests could decline if one or more of these risks or uncertainties develop into actual events, causing you to lose all or part of your investment. While we believe these risks and uncertainties are especially important for you to consider, we may face other risks and uncertainties that could have a material adverse effect on our business. Certain statements contained in the risk factors described below are forward-looking statements. See “Cautionary Statement Concerning Forward-Looking Statements” for more information.

Risks Relating to Our Business and Our Industry

Risks Relating to Operations and Supply Chain

We provide complex and specialized products, solutions, and services, and we could be adversely affected by actual or perceived quality issues or safety failures.

We produce highly sophisticated and leading-edge products and provide specialized solutions and services for complex technology and engineered products and projects, including both products and software. Many of our products, solutions, and services involve complex industrial machinery or infrastructure projects, such as gas turbines, onshore and offshore wind turbines, grid infrastructure, or nuclear power generation. A serious product or execution failure could result in a range of adverse outcomes including injuries or death, widespread power outages, fleet delivery delays, or similar systemic issues and could have a material adverse effect on our business, reputation, financial position, cash flows, and results of operations. Actual or perceived design, production, performance, or other quality issues related to new product introductions or existing product lines have resulted and can result in direct warranty, maintenance, and other claims for damages, including costs associated with project delays, repairs, or replacements, some of which have been and can in the future be for significant amounts. For example, in the third quarter of 2022, we booked a provision due to changes in estimates for existing warranties for the deployment of repairs and other corrective measures to improve overall quality and fleet availability relating to our Onshore Wind business. Quality issues can also result in reputational harm to our business with a potential loss of attractiveness of our products, solutions, and services to new and existing customers. A widespread fleet issue could result in revenue loss while the associated product is suspended from operation. This risk is pronounced in connection with the introduction of new technology. For example, due to the difficulties associated with scaling up production of new components, the challenges of servicing our substantial installed fleet of onshore wind turbines and the difficulties of servicing offshore wind turbines, a fleet-wide product quality issue with our wind turbines could cause us to incur substantial costs and could take significant time to address. Additionally, many of our products, solutions, and services function under demanding operating conditions and meet exacting certification, performance, and reliability standards that we, our customers, or regulators adopt. Developing and maintaining products, solutions, and services that meet or exceed these standards can be costly and technologically challenging and require extensive coordination of our suppliers and team members at our technology, manufacturing, and remote project sites in both developed and developing markets around the world. Failures to deliver products, solutions, and services that meet these standards, whether actual or perceived, have resulted and may in the future result in customers asserting contractual or other claims, often for significant amounts, which could have significant adverse financial, competitive, or reputational effects.

Our products contain and are integrated with products from third parties. From time to time, the processes used to ensure the quality of those third-party products may fail to detect defects. Despite the operational processes around product design, manufacture, performance, and servicing that we and our customers or other third parties have developed to meet rigorous quality standards, the risk of operational process or product failures and other problems cannot be eliminated. Such problems could result in increased costs, delayed payments, lost products or services revenue, and product, safety, quality, regulatory, or environmental risks, which could have an adverse effect on our financial results.

If our ongoing efforts to achieve our anticipated operational cost savings and implement initiatives to control or reduce our operating costs are not successful, our financial results and cash flows may be adversely affected.

Achieving our long-term financial results and cash flow goals depends significantly on our ability to control and/or reduce our operating costs. Generally, because many of our costs are affected by factors completely, or substantially outside our control, we must seek to control or reduce costs through productivity initiatives. We seek continued cost savings through lean operations and supply chain management. While controlling our cost base is important for our business and future competitiveness, there is no guarantee that we will achieve this goal. Additionally, cost savings anticipated by us are based on estimates and assumptions that are inherently uncertain and may be subject to significant business, economic and competitive uncertainties, and contingencies, all of which are difficult to predict and may be beyond our control. For example, the rapid pace of innovation among onshore and offshore wind turbine manufacturers in recent years has led to short product cycles, early market introductions, and faster time to market, all of which have and can lead to quality and execution issues, higher costs, or other challenges to achieving profitability for new products. Such risks are especially acute in the offshore wind industry, which is a nascent industry, with higher ramp up costs and the potential for new product introductions to result in losses both in the short-and in the long-run. If we are not able to identify and implement initiatives that control and/or reduce costs and increase operating efficiency, or if the cost savings initiatives we have implemented to date do not generate expected cost savings, our financial results could be adversely affected.

We enter into long-term service agreements in connection with significant contracts for the sale of products, particularly in our Gas Power business unit. In connection with these agreements, we estimate our products’ durability and reliability, as well as our costs associated with delivering the products and the provision of services over time in order to be profitable and generate acceptable returns on our investments. Particularly for our long-cycle businesses and contracts like these, a failure to appropriately estimate, plan for, or execute our business plans may adversely affect our delivery of products, services, and outcomes in line with our projected financial performance or cost estimates, and ultimately may result in excess costs, build-up of inventory that becomes obsolete, lower profit margins and cash flows, and an erosion of our competitive position.

Significant disruptions in our supply chain, including the high cost or unavailability of raw materials, components, and products essential to our business, and significant disruptions to our manufacturing and production facilities and distribution networks could adversely affect our future financial results, and our ability to execute our operations on a timely basis.

Our reliance on third-party suppliers, contract manufacturers and service providers, and commodity markets to secure raw materials, parts, components, and sub-systems used in our products exposes us to volatility in the prices and availability of these materials, parts, components, systems, and services. As our supply chains extend into many different countries and regions of the world, including many developing economies, we are also subject to global economic and geopolitical dynamics and risks associated with exporting or importing components and raw materials for completing the construction or incorporation process in other countries.

We operate in a supply-constrained environment and are facing, and may continue to face, supply-chain shortages, inflationary pressures, shortages of skilled labor, transportation and logistics challenges and manufacturing disruptions that impact our revenues, profitability, cash flow, and timeliness in fulfilling customer orders. To manage the impact of supply chain shortages and inflationary pressures, we have sought, and may continue to seek, to negotiate long-term agreements with suppliers, develop relationships with alternative suppliers, drive productivity initiatives in our manufacturing operations, provide training to our employees, develop alternate transportation routes, modes, and providers, and share rising costs with our customers. While these measures have successfully mitigated against historical impact, we expect supply chain pressures across our businesses will continue to challenge and adversely affect our operations and financial performance for some period of time. In addition, some of our suppliers or their sub-suppliers are limited-or sole-source suppliers, and our ability to meet our obligations to customers depends on the performance, product quality, and stability of such suppliers. Generally, raw materials and components are available from a number of different suppliers, although we rely on a single supplier, a small number of suppliers, or suppliers located in a single country for certain materials and components, including for example some semiconductor chips, cobalt, certain steel, hafnium, and other rare earth metals. We have in the past experienced, and in the future may experience, disruptions related to availability of components and materials sourced from single suppliers, but the impact to our operations and financial results of such disruptions have not been material. However, if one of these suppliers were unable to provide us with a raw material or component we need, our ability to manufacture some of our products or provide some of our services could be adversely affected if and to the extent that we are unable to find a sufficient alternative supply channel in a reasonable period of time or on commercially reasonable terms in light of the circumstances.

Disruptions in deliveries, capacity constraints, production disruptions up-or down-stream, price increases, cyber-related attacks, or decreased availability of raw materials or commodities, including as a result of war, natural disasters, actual or threatened public health emergencies, or other business continuity events, adversely affect our operations and, depending on the length and severity of the disruption, could limit our ability to manufacture products on a timely basis and could harm our financial results. Additionally, nonperformance or underperformance by third-party suppliers could materially impact our ability to perform obligations to our customers, which could result in a customer terminating their contract with us, exposing us to liability, and substantially impairing our ability to compete for future contracts and orders.

Furthermore, we depend on multiple routes and modes of transport to acquire components and materials used in our operations. We are vulnerable to disruptions in transport and logistics activities due to weather-related problems, strikes, lockouts, inadequacy of roadways, transportation infrastructure and port facilities or other events. We are also subject to fluctuations in the costs of transportation. We may be unable to store components and materials sufficient for more than a limited period of production, which increases our dependence on efficient logistics. In addition, during transport and shipping, our products and/or their components and materials may become damaged. Such factors could also result in liability and significant reputational harm. These factors could adversely impact our ability to deliver quality products, solutions, and services to our customers and may have a substantial adverse impact on our business activities, results of operations, cash flows, and financial condition.

Any interruption in the operations of our manufacturing facilities may impair our ability to deliver or provide products, solutions, and services.

We are dependent on our global production and operating network to develop, manufacture, assemble, supply, and service our offerings. A work stoppage, labor shortage, or other production limitation, including import or export restrictions and transportation issues, among others, could occur at our manufacturing facilities and negatively impact our reputation and market position. In addition, manufacturing disruptions related to significant public health and safety events, severe weather, financial distress, unscheduled downtimes, production constraints, mechanical failures, cybersecurity attacks, and geopolitical dynamics and risks could interrupt our ability to deliver or provide certain products, solutions, and services. Such risks may be heightened in emerging market countries, which may be subject to varying degrees of economic, political, and social instability.

We also have internal dependencies on certain key manufacturing or other facilities. For example, our Onshore and Offshore Wind businesses are, and may in the future be, reliant on our internal ability to manufacture blades for wind turbines through our LM Wind Power business unit, which accounts for a substantial percentage of our wind blade production. Similarly, we internally manufacture certain specialized transformers for our Grid Solutions business. If we are unable to produce or assemble these components internally in sufficient quantities, due to disturbances at a certain production location or for any other reason, we may be forced to increase the volume of wind turbine blades or transformers purchased from external suppliers which could lead to delays, quality control issues, or additional costs.

Any significant event affecting one of our production or operating facilities may result in a disruption to our ability to supply customers. The impact of these risks is heightened if our production capacity is at or near full utilization (or if we lack alternative manufacturing sites) and could result in our inability to accept orders or deliver products in a timely manner. Additionally, significant capital investment to increase manufacturing capacity may be required to expand our business or meet increased demand for existing or newly introduced products in the future. Any of these risks could have a material adverse effect on our business results, cash flows, financial condition, or prospects.

Our failure to manage customers relationships and customer contracts could adversely affect our financial results.

An important element of our success is our ability to manage customer relationships, while delivering against our contractual requirements and anticipating changes in customer requirements and circumstances. Existing or potential customers may delay or cancel plans to purchase our products, solutions, and services, including large infrastructure projects, and may not be able to fulfill their obligations to us in a timely fashion or at all as a result of business deterioration, cash flow shortages, shifts in the availability of financing for certain types of projects or technologies (such as prohibitions on financing for fossil fuel-based projects or technologies), macroeconomic conditions, changes in law, disputes, or other delays. If a large customer was to experience difficulties in fulfilling their obligations to us, cease doing business with us, significantly reduce the amount of their purchases from us, favor competitors or new entrants, change their purchasing patterns, or impose unexpected fees on us, our business may be harmed. In addition, many of our customer contracts are complex and contain warranty and other provisions that could cause us to incur significant repair or replacement costs, penalties, liquidated or other damages, and/or unanticipated expenses with respect to the timely delivery, functionality, deployment, operation, and availability of our products, solutions, and services. For example, we face risks in our Wind business related to our ability to assemble and deliver specific components such as nacelles on the timelines and schedules detailed and otherwise comply with our customer contracts. Failure to adhere to requirements under our customer agreements, whether such failure is actual or alleged, has resulted in and could in the future result in higher potential costs, present litigation risks, or expose us to liquidated damages.

Our customers include numerous governmental owned or affiliated entities within and outside the United States, including the U.S. federal government and state and local entities. Some of those contracts could be subject to the risk of delay, modification, or termination if future government funding or support is not available. We also at times face greater challenges with the timely collection of receivables with customers that are sovereign governments, government owned entities, or customers located in emerging markets.

Our ability to obtain and maintain our investment grade credit ratings could affect our ability to access capital, could increase our interest rates, and could limit our ability to secure new contracts or business opportunities.

The success of our commercial relationships is predicated on our ability to obtain and maintain our corporate investment grade ratings. Our credit risk is expected to be evaluated by the major independent rating agencies. Once a credit rating is obtained, any future downgrades could increase the cost of borrowing under any indebtedness we may incur. Adverse changes in our investment grade credit ratings could affect our borrowing and bonding capacity and terms in the future, may increase our interest expense or other costs of capital, or capital may not be available to us on competitive terms, or at all, and may reduce our ability to secure new contracts or business opportunities with operating partners, suppliers, and customers, each of which would negatively impact our financial performance. There can be no assurance that we will be able to maintain our credit ratings once established, and any additional actual or anticipated changes or downgrades in our credit ratings, including any announcement that our ratings are under review for a downgrade, may have a negative impact on our liquidity, capital position, bonding capacity, and access to credit.

We enter into fixed-price contracts with our customers and our failure to mitigate certain risks associated with such contracts may result in reduced operating margins.

Some of our contracts have been established on a fixed-price basis which commit us to a specific price well before the completion of the applicable project. However, actual revenues or costs may be different from those we originally estimated and may result in reduced profitability or losses on projects. Some of these risks include:

•

difficulties encountered on our large-scale projects related to the procurement of materials or due to schedule disruptions, product performance failures, unforeseen site conditions, rejection clauses in customer contracts, or other factors that may result in additional costs to us, reductions in revenue, claims, or disputes;

•

our inability to obtain compensation for additional work we perform or expenses we incur as a result of unanticipated technical issues or our customers providing deficient design, engineering information, products, or materials;

•	reliance on historical cost and/or execution data that is not representative of current conditions, including as a result of inflation and increases in labor and material costs;

•	delays or productivity issues caused by weather conditions, or other force majeure events (e.g., pandemics);

•	requirements to pay liquidated damages upon our failure to meet schedule or performance requirements of our contracts;

•

difficulties in engaging third-party subcontractors, product manufacturers, or materials suppliers or failures by third-party subcontractors, product manufacturers, or materials suppliers to perform could result in project delays and cause us to incur additional costs; and

•	modifications to projects that create unanticipated costs or delays.

As a result of one or more of these factors, we may incur losses or contracts may not be as profitable as we expect, and this could materially and adversely affect our business, results of operations, cash flows, and financial condition.

Risks Relating to Industry Dynamics

The strategic priorities and financial performance of many of our businesses are subject to market and other dynamics related to decarbonization, which can pose risks in addition to opportunities.

Given the nature of our businesses and the industries we serve, we must anticipate and respond to market, technological, regulatory, and other changes driven by broader trends related to decarbonization efforts in response to climate change and energy security. In particular, we provide products, solutions, and services to utilities and other customers in the power generation sector, which has historically been carbon intensive and is in the midst of a transition with global efforts to lower greenhouse gas emissions. For example, the significant decreases in recent years in the cost of energy for renewable sources of power generation (such as wind and solar), along with ongoing changes in government, investor, customer and consumer policies, commitments, preferences, and considerations related to climate change, in some cases have adversely affected, and may continue to affect, the demand for and the competitiveness of products, solutions, and services related to fossil fuel-based power generation, including sales of new gas turbines and the utilization and servicing needs for existing gas power plants that are unmitigated with capabilities such as hydrogen or carbon capture.

Continued shifts toward greater penetration by renewables in both new capacity additions and the proportionate share of power generation, particularly depending on the pace and timeframe for such shifts across different industries globally, could have a material adverse effect on the performance of our Power segment and our consolidated results. We also face risks and uncertainties for those businesses related to future levels and timeframes of government subsidies and credits (including the impact of the IRA in the United States and other U.S. and global policies), timeframes for negotiations with regulators, significant price competition among product manufacturers, changing dynamics between onshore and offshore wind power, potential further consolidation in the wind industry, competition with solar power-based and other sources of renewable energy, the pace at which power grids are modernized to maintain reliability with higher levels of renewables penetration, and industry-wide shifts in profitability levels.

Our long-term success depends on our ability to effectively address both electrification and decarbonization, which over time will require adapting our technology portfolio to changing customer preferences and government policies and scaling innovative low-carbon and carbon-neutral technologies. If we fail or are perceived to not be adequately advancing decarbonization objectives, or if investors or financial institutions shift funding away from companies in fossil fuel-related industries, our and our customers’ access to capital could be negatively impacted. Furthermore, governments may enact or implement policies that impact these dynamics as they pertain to us or our customers in unforeseeable ways. The achievement of decarbonization goals for the electric power industry over the coming decades is also likely to depend in part on technologies that are not yet deployed or widely adopted today but that may become more important over time (such as hydrogen-based power generation, carbon capture and sequestration technologies, small modular or other advanced nuclear power and grid-scale batteries or other storage solutions). Successfully navigating these changes will require significant investments in power grids and other infrastructure, research and development, and new technology and products, both by us and third parties. Our success in advancing decarbonization objectives across our businesses will also depend in part on the actions of governments, regulators and other market participants to invest in infrastructure, create appropriate market incentives and to otherwise support the development of new technologies in time to take advantage of existing or emerging market opportunities. Considering the above, there is no assurance that we will be successful in addressing effectively or at all both electrification and decarbonization.

The process of developing new high-technology products and enhancing existing products to address the impact of climate change is often complex, costly and uncertain, and we may pursue strategies or make investments that do not prove to be commercially successful in the timeframes expected or at all. If the decarbonization landscape changes faster than anticipated or in a manner that we do not anticipate, demand for our products, solutions, and services could be adversely affected.

Demand for certain of our products, solutions, and services, particularly in our Power segment, depend on oil and gas regulatory policy, prices, and global and regional supply and demand, which are subject to factors beyond our control and may adversely affect our operating results.

Demand for certain of our products, solutions, and services, particularly in our Power segment, is partially affected by oil and gas regulatory policy, prices, and demand for oil and, in particular, gas, which are subject to factors beyond our control. Several U.S. and international pledges, agreements, and initiatives, such as those adopted at the 2023 United Nations Climate Change Conference (COP28), have strengthened regulations on oil and gas operations, which could impact production costs, reduce oil and gas demand, and curtail future investments in gas turbine generation. The oil and gas market could also experience a reduction in utilization by the switch away from gas to other sources of energy if prices for such alternative sources are lower than those for gas.

Energy prices could impact many of our customers’ cash flows and their ability to fund exploration and development activities. Because prices of oil and gas products are set on a commodity basis, the volatility in oil and gas prices and demand can impact our customers’ activity levels and spending for our products, solutions, and services. Expectations about future prices and price volatility are important for determining future spending levels. Actual and anticipated increases in oil and gas prices (and therefore low demand for oil and gas) have in the past resulted in, and may in the future result in, an overall economic recession, which may raise risks across our industries. During these periods, certain countries that are heavily dependent on income from oil and gas may curtail investments in capital intensive oil and gas, power generation and transmission projects due to insufficient funds, which would also lead to less demand for certain of our products, solutions, and services in our Power segment. Furthermore, persistently high gas prices as well as potential gas shortages, which may be further exacerbated by the conflict in Ukraine, pose additional risks in particular for the market for large gas turbines, including the service market.

We may be unable to adjust our personnel and functional cost base fast enough to adapt to demand swings caused by changes in oil and gas prices, which may result in under-or-overcapacities. This inefficiency as well as sustained low demand for our products, solutions, and services, particularly in our Power segment, could have a material adverse impact on our business, financial position, cash flows, and results of operations and could require us to record asset impairments.

We could be subject to risks in connection with our ability to connect to power grids and our customers’ ability to sell the electricity they generate or to establish grid connections efficiently.

The connection or access to a power grid is essential when it comes to generating electricity. Factors beyond our control, such as regulatory constraints or system failures, could impair our ability to connect our power generation products to the grid. If our customers fail to obtain a connection or access to the transmission grids on a timely basis, or on economically reasonable terms and, as a result, they are delayed or prevented from entering into an agreement (whether on a statutory or contractual basis) concerning the purchase of the electrical energy generated, the timing of orders and/or project milestones could be impacted, and we could experience a material adverse effect on our business, results of operations, cash flows, and financial condition. Grid capacity constraints and the limited availability of land to build connection infrastructure could further exacerbate the risks to our business.

There are statutory rules and regulations which govern the connection of power generation products to the power grid in the markets where we operate. This helps ensure that grids are safe and stable and that there is sufficient supply of electricity. Moreover, the full transmission and dispatch output of electricity may be curtailed as a result of various grid constraints, such as grid congestion, restrictions on transmission capacity of the grid and restrictions on electricity dispatch during certain periods. Electricity transmission lines may experience unplanned outages due to system failures, accidents and severe weather conditions, or planned outages due to repair and maintenance, construction work and other reasons beyond our control. For example, as electricity generated from wind farms today is currently often not stored and must be transmitted or used once it is generated, some of the wind turbines of a wind farm may be turned off during such period when electricity is unable to be transmitted due to grid congestion or other grid constraints. Such events could reduce the actual net power generation of the wind farms. In addition, a number of other factors may further decrease electricity output, including wind speed or wind direction or other severe weather condition.

As a result, we and our customers may experience significant financial losses from inefficient electricity outputs, the inability to connect to power grids, or grid capacity constraints, which may in turn cause the decrease in the demand for our products and could lead to a material adverse effect on our business, results of operations, cash flows, and financial condition.

Some of our operations involve the handling, use, transportation, and disposal of radioactive and hazardous materials, which subject us and our customers to regulations, related costs and delays and potential liabilities for injuries and claims.

Our operations involve the handling, use, transportation, and disposal of radioactive and hazardous materials, including nuclear fuel, nuclear power devices and their components. The risks associated with radioactive materials and the public perception of those risks can affect our business. Failure to properly handle radioactive and hazardous materials could pose a health risk to humans or wildlife and could cause personal injury, property damage (including environmental contamination), and damage the health and safety of the surrounding community. If an accident were to occur, its severity could be significantly affected by the nature of the accident and the speed of corrective action taken by us and others, including emergency response personnel, as well as other factors beyond our control, such as weather and wind conditions. In addition to health risks, a release of these materials may cause damage to, or the loss of, property and may adversely affect property values. Actions taken in response to an accident could result in significant costs. Activities of our contractors, suppliers or other counterparties similarly may involve toxic, hazardous, and radioactive materials and we may be liable contractually, or under applicable law, to contribute to remedy damages or other costs arising from such activities.

Adverse public reaction to developments in the use of nuclear power or nuclear radiation could directly affect our customers and indirectly affect our business. Adverse public reaction, increased regulatory scrutiny, and potential litigation and other legal challenges could contribute to a slowdown in, or in some cases, a complete halt to new construction of nuclear power plants, an early shut down of existing power plants, delays or resistance to reopening power plants that have been shut down, or a dampening of the favorable regulatory climate needed to introduce new nuclear technologies. Negative public perceptions could also lead to increased regulation or limitations on the activities of our customers, more onerous operating requirements, or other conditions that could have a material adverse impact on our customers and our business.

We are subject to international, federal, state, and local regulations governing handling, use, transportation, and disposal of radioactive and hazardous materials. These requirements are complex and subject to frequent change. Our compliance with amended, new, or more stringent requirements, stricter interpretations of existing requirements or the future discovery of contamination may require us to make material expenditures or subject us to liabilities that we currently do not anticipate. Such expenditures and liabilities may adversely affect our business, results of operations, cash flows, and financial condition.

We seek to protect ourselves from liability associated with accidents through contractual precautions with our counterparties, but there can be no assurance that such contractual limitations on liability will be effective in all cases or that our or our counterparties’ insurance will cover all the liabilities we have assumed under those contracts. While we maintain insurance coverage as part of our overall risk management strategy, these policies do not protect us against all liabilities associated with accidents or for unrelated claims. The costs of defending against a claim arising out of an incident involving radioactive or hazardous materials, such as a precautionary evacuation, and any damages awarded as a result of such a claim, could adversely affect our results of operations, cash flows, and financial condition.

Wind energy is a variable source of electricity and is susceptible to the impacts of weather conditions and other seasonal factors.

Due to the variable availability of wind energy, coupled with various transmission limitations, such as grid congestion caused by the underdevelopment of the local power grids and temporary transmission interruptions caused by system upgrades, wind power may not be a viable base load source of electricity. As such, while demand for wind power is expected to increase, there are challenges to wind power becoming a large-scale substitute for other energy sources unless special technologies (e.g., energy storage) are developed to ensure a more stable and reliable output of electricity generated by the wind power industry. We cannot be certain that our efforts to develop and introduce advanced wind technologies will be successful, or how successful wind power will be as a larger share of total power generation over a long horizon. If future developments or innovations in the wind power industry are less successful than those of other energy sources, there may be a negative impact on the future prospects of the wind power industry, which, in turn, could materially and adversely affect the demand for our products, solutions, services, and platforms.

The generation of wind power depends on wind conditions and patterns, which are inherently uncertain and difficult to predict or anticipate. Sales of our wind turbines and the provision of related technical services are subject to seasonal variations since the delivery and installation of our wind turbines depend on the construction cycles of wind farm projects by our customers. The installation and maintenance of offshore wind turbines can be particularly impacted by weather-related scheduling delays due to their complex infrastructure, higher wind speeds, and the challenges of accessing offshore sites. Adverse events relating to our wind business operations during peak demand periods can create unpredictability in activity and utilization rates and affect demand for our support services. Furthermore, wind turbine specifications must be suitable for the wind conditions expected at a particular site. Therefore, unavailability of locations that are suitable for the wind turbines we offer would have a negative impact on our sales and thus materially adversely affect our business, results of operations, cash flows, and financial condition.

Risks Relating to Macroeconomic and Geopolitical Conditions

Our business is exposed to risks associated with the volatile global economic environment and geopolitical conditions.

Adverse changes in economic or geopolitical conditions, particularly in locations where our customers, suppliers, or operations are located, as well as concerns about a range of other external factors including global trade and global supply chain, developments in energy prices, inflation, interest rates, changes in government monetary or fiscal policies, and labor market challenges, could have a material adverse effect on our business, results of operations, cash flows, and financial condition and may adversely impact the demand for our products, solutions, and services. Rising inflation and interest rates may increase our cost of capital and could reduce the number of customers who purchase our products, solutions, and services as credit becomes more expensive or less available. While interest rates had remained at historically low levels in recent years, the Federal Reserve Board and other central banks have been increasing their government funding rate starting in 2022 to combat rising inflation. The consequences of the ongoing conflict between Russia and Ukraine, such as sanctions and other measures imposed by the European Union, the United States, and other countries in response, have also caused and may continue to cause disruption and instability in global markets, supply chains and industries that negatively impact our businesses, results of operations, cash flows, financial condition, and pose reputational risks. In addition, our customers and suppliers could be affected directly by an economic downturn and some could face credit issues or cash flow problems that could give rise to payment delays, increased credit risk, bankruptcies, and other financial hardships, which could adversely impact customer demand for our products as well as our ability to manage normal commercial relationships with our customers and suppliers. Depending on their severity and duration, the effects and consequences of global economic and political conditions could have an adverse impact on our results of operations, cash flows, and financial condition.

Unexpected events, such as natural disasters, geopolitical conflicts, pandemics, and other events beyond our control, may increase our cost of doing business or disrupt our operations.

The occurrence of one or more unexpected events, including geopolitical conflicts (such as the Russia-Ukraine conflict and the more recent conflict in the Middle East), acts of terrorism or violence, civil unrest, fires, tornadoes, tsunamis, hurricanes, earthquakes, floods and other forms of severe weather in regions in which we operate or in which our suppliers are located could adversely affect our operations and financial performance. Natural disasters, product failures, power outages or other unexpected events could result in physical damage to and complete or partial closure of one or more of our manufacturing facilities or distribution centers, temporary or long-term disruption in the supply of component products from local and international suppliers, and disruption and delay in the transport of our products to project sites and distribution centers. A public health epidemic or pandemic, such as the COVID-19 pandemic, poses the risk that our employees, contractors, suppliers, customers, and other business partners may be prevented from conducting business activities for an indefinite period of time, including due to shutdowns, travel restrictions, or other actions that may be requested or mandated by governmental authorities, or that such epidemic or pandemic may otherwise interrupt or impair business activities. Our operations and financial performance were negatively impacted by the COVID-19 pandemic that has caused, and may continue to cause, a slowdown of economic activity (including the decrease in demand for a broad variety of goods and services), disruptions in global supply chains, and significant volatility and disruption of financial markets. While we were able to mitigate most of the operational impacts caused by COVID-19, we cannot provide assurance that the impact of future such events will be mitigated to the same extent. Existing insurance coverage may not provide protection for all the costs that may arise from such events, and any incidents may result in loss of, or increased costs of, such insurance. In addition, while we have disaster recovery and business continuity plans (including those relating to our information technology systems), they may not be fully responsive to, or capable of eliminating or materially minimizing losses associated with, catastrophic events. As a result, any business disruption could still negatively affect our business, operating results, cash flows, or financial condition.

Political and economic instability, restrictive trade policies, restrictions on the repatriation of funds, and export and import restrictions may disrupt our supply chain and impact our ability to generate products, solutions, and services to meet customer demands. The prices of raw materials and other components that we use in production may increase and be susceptible to significant fluctuations due to trends in supply and demand, commodity prices, currency exchange rates, transportation costs, government regulations and tariffs, price controls, and economic conditions, among other factors. In addition, various geopolitical factors, including the level of economic activity in China, the conflict in Ukraine, and the conflict in the Middle East, has added to the volatility in energy costs. These circumstances may have a substantial adverse impact on our business activities, results of operations, cash flows, and financial condition.

Our business, results of operations, cash flows, and financial condition could be adversely affected by any negative impact on the global economy and financial markets resulting from the ongoing conflict between Russia and Ukraine.

Global markets experienced volatility and disruption as a result of the ongoing conflict between Russia and Ukraine. Although the length and impact of the ongoing conflict is highly unpredictable, the conflict in Ukraine has and could continue to contribute to volatility in global financial markets, energy costs, and commodity prices and exacerbate existing supply chain constraints. Additionally, the conflict in Ukraine has led to sanctions and other penalties being levied by the United States, European Union, and other countries against Russia. Additional potential sanctions and penalties have also been proposed and/or threatened. Our business and financial performance have been negatively impacted by the sanctions and penalties implemented in response to the conflict between Russia and Ukraine. For example, in 2022 we recognized $0.2 billion of pre-tax charges primarily from impairments of receivables, inventory, contract assets, and equity method investments directly resulting from the sanctions relating to this conflict, predominantly related to our Power business. Due to the expansion of U.S. sanctions in 2023, we recognized an additional pre-tax charge of $0.1 billion primarily from impairments of inventory, receivables, and contract assets. While our remaining net asset exposure to Russia is not material, we continue to actively monitor the dynamic situation in Ukraine and applicable laws, sanctions, and trade control restrictions resulting from the conflict. The extent to which our operations and financial results may be affected by the ongoing conflict in Ukraine will depend on various factors, including the extent and duration of the conflict; the effects of the conflict on regional and global economic and geopolitical conditions; the effects of further laws, sanctions, and trade control restrictions on our business, the global economy, and global supply chains; and the impact of fluctuations in the exchange rate of the ruble. Continuation or escalation of the conflict may also magnify the impact of other risks identified in this prospectus, including cybersecurity, regulatory, and reputational risks.

Risks Relating to Competition and Managing Growth

We operate in highly competitive environments. Our failure to compete successfully could adversely affect our results of operations, cash flows, and financial condition.

Our products, solutions, and services are subject to significant competitive pressures, and in many of the industries in which we operate we face intense competition from both international and domestic competitors. The continual development of advanced technologies, new and existing products and solutions including product enhancements, and high quality but cost-effective supply chain, production, and delivery methods are critical to remaining competitive by maintaining commercially attractive products, solutions, and services at acceptable pricing levels. A change in the strategic priorities of our business or a failure to anticipate or respond quickly to a number of factors including technological developments, evolving industry standards, new regulations or incentives, changing customer demands, supply chain issues, or innovations in production techniques in the industries we serve could cause us to experience lower revenues, price erosion, lower margins, and could result in forgone growth opportunities. Competition has also intensified as a result of international expansion by existing industry participants exploiting new markets and increasing pressure from competitors from other regions who strive to improve the quality and reliability of their technologies and expand beyond their existing markets. The entry of new market participants could further intensify competition. If we are unable to respond successfully to these competitive pressures, our business, results of operations, cash flows, and financial condition may be adversely affected.

There are risks associated with our joint venture arrangements, consortiums, and similar collaborations with third parties for certain projects, which could impose additional costs and obligations on us.

We have entered and will sometimes continue to enter into joint venture arrangements for manufacturing and commercial operations and/or project development and funding. We also enter into agreements with third parties to act as a consortium to perform projects.

Our joint venture arrangements may expose us to risks, including risks with respect to the economic, political, and regulatory environment of any foreign entities with which we partner, legal and regulatory violations committed by partners whose actions are outside of our control, and risks associated with certain exclusivity obligations with partners that may impose operational restrictions on us. Furthermore, these arrangements may require us to incur non-recurring and other charges, increase expenditures, or disrupt our ordinary business activities. If joint venture, consortium, or other strategic partners cannot meet their obligations due to financial or other difficulties, including if they declare bankruptcy or otherwise modify their capital structure, we could be required to provide additional investment or services or take responsibility for breaches of contracts or assume additional financial or operational obligations which could have a substantial adverse impact on our business, results of operations, cash flows, and financial condition.

We currently have equity interests in multiple joint ventures and expect to enter into additional joint venture arrangements in the future. Our influence over these entities varies depending on the level and nature of ownership and/or rights agreed, and for some of these entities our influence may be limited. Even in joint ventures where we have greatest influence, we are usually required to reach consensus with our joint venture partners in connection with major decisions concerning the operations of the joint ventures. This could create the risk of impasses on decisions, given that our partners in these arrangements may have economic or business interests that diverge from our interests. Additionally, differences in views among the joint venture participants may result in delayed decisions or disputes. Conflicts may arise in these arrangements concerning the achievement of performance milestones or the interpretation of significant terms under any agreement (including financial obligations), termination rights, or the ownership or control of intellectual property developed during the arrangement. We also cannot control the actions of our joint venture partners. We sometimes have joint and several liabilities with our joint venture partners under the applicable contracts for joint venture projects and we cannot be certain that our partners will be able to satisfy any potential liability that could arise. These factors could potentially harm the business and operations of a joint venture and, in turn, our business and operations. In addition, our arrangements involving joint ventures may restrict us from gaining access to the cash flows or assets of these entities. In some cases, our joint ventures have governmentally imposed restrictions on their abilities to transfer funds to us.

In addition, success on consortium projects depends in part on whether our consortium partners fulfill their contractual obligations. Such projects are subject to the risk that our consortium partners may block or delay decisions which could be integral to the success of the project or investments in the project, or could implement strategies that are contrary to our economic interests, resulting in a lower return than expected. If any of these third parties fails to perform its contractual obligations satisfactorily, we may be required to provide or procure added services to compensate for such failure. Such third-party failures may also expose us to reputational harm as well as complaints from customers and other counterparties. Any of the foregoing could have a material adverse effect on our business results, cash flows, financial condition, or prospects.

Our future success will depend, in part, on our ability to develop and introduce new technologies.

In many of the industries in which we operate, technologies change rapidly, and customer needs evolve regularly. Our future growth will depend on our ability to continue to innovate by developing and commercializing new products, solutions, and services. The commercial success of new technologies, such as hydrogen-based power generation, carbon capture and sequestration technologies, small modular or other advanced nuclear power and grid-scale batteries or other storage solutions, depends on many factors, including the pace of innovation, the development costs and the availability of capital resources to fund those costs, the levels of competition from others developing similar or other competing technologies, our ability to obtain or maintain government permits or certifications, the effectiveness of our production, distribution, and marketing efforts, the availability of raw materials and components, and the costs to customers to deploy and provide support for the new technologies. Also, overall market demand, growth, and acceptance of our new innovations remain key to their success, as well as the timing of when we bring these offerings to market. If and to the extent these predictions are proved wrong, our investments in new products, solutions, and services may not achieve revenue or profits at all or the recovery of investments may be over an extended period. Unsuccessful efforts to develop and adapt our products, solutions, and services could ultimately result in lower revenue, lower margins, and/or higher costs, which could harm our competitive position and adversely impact our financial performance.

We face a complex global operating environment, particularly in emerging markets.

Due to our global nature, we deal with a range of legal and regulatory systems with varying requirements. Due to the nature of our projects and products, we face risks associated with engagements with foreign officials and government agencies, including the risks of complying with diverse procedures and standards imposed by (among others) the U.S. Foreign Corrupt Practices Act (“FCPA”) and similar anti-corruption and anti-bribery laws in other jurisdictions. We also face risks associated with compliance with global privacy and data security laws and regulations including the General Data Protection Regulation (“GDPR”) in Europe. Navigating a variety of legal and regulatory regimes may increase the difficulty of compliance, particularly as such laws change or are interpreted in unexpected ways. In addition, as an employer of permanent and fixed-term contract employees and contractors, we are required to create compensation programs, employment policies and other administrative programs that comply with the laws of multiple countries. We also must communicate, monitor, and uphold group-wide standards and directives across our global network, including in relation to our suppliers, subcontractors, and other relevant stakeholders. Our failure to manage our geographically diverse operations successfully could impair our ability to react quickly to changing business and market conditions and to enforce compliance with group-wide standards and procedures.

Our business strategy may include acquisitions, strategic investments, and divestitures to support our growth, and our failure to successfully implement this strategy could adversely affect our business.

Our business strategy may include the acquisition of technologies and businesses that expand or complement our existing business. Successful growth through acquisitions depends upon our ability to identify suitable acquisition targets or assets, conduct due diligence, negotiate transactions on favorable terms, and ultimately complete such transactions and integrate the acquired target or asset successfully, and will be subject, in certain circumstances, to the consent of GE under the Tax Matters Agreement, as discussed in “—Risks Relating to the Spin-Off.”

Acquisitions may expose us to significant risks and uncertainties, including:

•	competition for acquisition targets and assets, which may lead to substantial increases in purchase price or terms that are less attractive to us;

•	dependence on external sources of capital, in particular to finance the purchase price of acquisitions;

•	rulings by antitrust or other regulatory bodies;

•	acquired companies’ previous failure to comply with applicable regulatory requirements;

•	failure to timely integrate acquired companies’ strategies, functions, and products into our own;

•	inability to produce products at increased scale or loss of previously available distribution channels;

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heightened external scrutiny on acquired intellectual property rights, regulatory exclusivity periods, and confidentiality agreements, or lack of intellectual property rights for the acquired portfolio;

•	diversion of our management’s attention from existing operations to the acquisition and integration process;

•	a failure to accurately predict or to realize expected growth opportunities, cost savings, synergies, and market acceptance of acquired companies’ products;

•	a failure to identify material problems or liabilities during due diligence review of acquisition targets prior to acquisition;

•	a failure to identify significant non-compliant behaviors or practices by, or liabilities relating to, the acquisition target (or its agents) prior to acquisition;

•	successor liability imposed by regulators for actions by the target (or its agents) prior to acquisition;

•	expenses, delays, and difficulties in integrating acquired businesses into our existing businesses;

•	difficulties in retaining key customers and personnel; and

•	adverse market reactions to an acquisition.

Various other assessments and assumptions regarding acquisition targets may prove to be incorrect, and actual developments may differ significantly from our expectations.

In addition, we also regularly evaluate a variety of potential strategic transactions, including equity method investments, joint ventures and other strategic alliances that could further our strategic business objectives. We may not successfully identify, complete, or manage the risks presented by these strategic transactions, including those outlined above. Equity investments and other strategic alliances pose additional risks, as we could share ownership in both public and private companies and in some cases management responsibilities with one or more other parties whose objectives for the alliance may diverge from ours over time, who may not have the same priorities, strategies, or resources as we do, or whose interpretation of applicable policies may differ from our own.

Our business strategy may also include the divestiture of certain assets or operating units in order to enable the redeployment of capital. We may encounter difficulty in finding buyers or face other limitations such as regulatory, governmental or contractual requirements that could delay or prevent the accomplishment of our objectives and adversely affect our business. These limitations include the provisions of the Separation and Distribution Agreement described under “Certain Relationships and Related Person Transactions—Agreements with GE—Separation and Distribution Agreement—Credit Support.”

The occurrence of any of the above in connection with any acquisition, strategic transaction, or disposition could have a material adverse effect on our business results, cash flows, financial condition, or prospects.

Risks Relating to Government Regulations and Legal Matters

Policies may alter the demand mix for our products in unfavorable ways. Any reductions or the elimination of governmental incentives or policies that support renewable energy could have a material adverse effect on our business, results of operations, cash flows, financial condition, and prospects.

Parts of our business benefit significantly from government policies that support utility scale renewable energy and enhance the economic feasibility of such projects in regions in which we operate or plan to develop and operate renewable energy facilities. In a number of countries, notably in the United States, European Union, Japan, and Korea, the federal governments and some state and other local governments provide incentives, such as tax incentives, renewable portfolio standards, or feed-in-tariffs, that support or are designed to support the sale of energy from utility scale renewable energy facilities, such as wind, hydro, and solar energy facilities and support the manufacture of products to be used in these facilities. As a result of budgetary constraints, political factors or otherwise, governments from time to time may review such laws and policies and take actions that would be less conducive to the development and operation of renewable energy facilities or to the manufacture of products for these facilities. Any reductions or the elimination of governmental incentives or policies that support renewable energy, such as the imposition of additional taxes or other assessments on renewable energy, could result in the lack of a satisfactory market for the development and/or financing of new renewable energy projects, our abandoning the development of renewable energy projects, reduced return on the manufacture of products for these facilities, or a loss of our investments in such projects or reduced project returns from such projects. Additionally, a broad decline in public support or a rollback of policy support for renewable energy technologies could adversely impact our business.

In the United States, the IRA includes incentives for development and production of renewable energy. In particular, the IRA extends the availability of investment tax credits (“ITCs”) and production tax credits (“PTCs”) to certain renewable energy projects and provides a credit for the manufacture of qualifying products. We and our tax equity partners benefit from ITCs and PTCs with respect to qualifying renewable energy projects. In structuring tax equity partnerships and determining ITC and PTC eligibility, we have relied upon applicable tax law and published Internal Revenue Service guidance. However, the application of law and guidance regarding ITC and PTC eligibility to the facts of particular renewable energy projects is subject to a number of uncertainties. The IRS, Department of Treasury, and Congress may modify existing guidance with respect to the application of the newly enacted IRA, possibly with retroactive effect. We may face uncertainties as a result of efforts to pass legislation to repeal, substantially modify, or invalidate some or all of the provisions of the IRA. Additionally, our operations and strategic plans may have to change if certain provisions of the IRA were to be repealed, modified, or invalidated. Furthermore, there can be no assurance that the IRS will agree with our approach in the event of an audit. Any of the foregoing items could reduce the amount of ITCs or PTCs available to us and our tax equity partners. In this event, we could be required to adjust the terms of future tax equity partnerships or seek alternative sources of funding for renewable energy projects, each of which could have a material adverse effect on our business, financial condition, cash flows, results of operations, and prospects. We expect to claim credits associated with the manufacture of qualified products. We rely on applicable tax law and guidance to determine the amount of these credits. However, the Department of the Treasury or IRS may issue additional guidance that may reduce our eligibility for credit or may disagree with our interpretation of the applicable tax law in the event of an audit. Our business could also be adversely affected by the loss or significant reduction in access to U.S. government technology grants and related funding programs. Beyond incentives policies, new environmental regulatory actions or significant modifications to existing policies of the U.S. Environmental Protection Agency (“EPA”), such as the EPA’s announcement in April 2023 of proposed new air emissions standards for natural gas operators, could increase our operating costs or impede sales of our products, solutions, and services.

In Europe, we benefit from a number of government-sponsored programs, incentives, and initiatives related to renewable energy. In December 2020, the EU agreed to reduce EU greenhouse gas emissions by at least 55% by 2030, compared to 1990 levels. In May 2022, the EU announced the REPowerEU plan which seeks to rapidly reduce the EU’s dependence on fossil fuels by 2027. Furthermore, the EU introduced the Green Deal Industrial

Plan that is expected to further accelerate the expansion of renewable energy and green technologies including easing state aid rules to enable higher subsidies. A key component of the Green Deal Industrial Plan is the Net Zero Industry Act to simplify regulations, speed up permits and promote cross-border projects to accelerate climate neutrality. There can be no assurance that these EU regulations will remain in effect in their present form or at all, and the elimination, reduction, or modification of these regulations could materially harm our renewable energy programs.

International, national, and state governments and agencies continue to evaluate and promulgate legislation and regulations that are focused on reducing greenhouse gas emissions. Caps or fees on carbon emissions have been and may continue to be established and the cost of such caps or fees could disproportionately affect the fossil-fuel sectors. While such legislation and regulations could boost demand for our technologies that contribute to the reduction of greenhouse gas emissions, such as hydrogen and carbon capture technologies, compliance with greenhouse gas emission legislation and regulations applicable to our or our customers’ operations may have significant implications that could adversely affect our business and operating results.

Failure to meet ESG expectations or standards or achieve our ESG goals could adversely affect our business, results of operations, cash flows, and financial condition.

There has been an increased focus from regulators and stakeholders on environmental, social and governance (“ESG”) matters. These include areas such as greenhouse gas emissions and climate-related risks that are particularly relevant for the industries we serve and our businesses, as well as other areas such as diversity, equity, and inclusion, responsible sourcing, human rights and social responsibility, and corporate governance. We have established certain ESG goals and targets. Our ability to accomplish them presents numerous operational, regulatory, financial, legal, and other challenges, several of which are outside of our control.

Increasing focus on ESG factors has led to enhanced interest in the review of performance results by investors and other stakeholders and the potential for litigation and reputational risk. Some investors have used, and may continue to use, ESG criteria to guide their investment strategies, and may not invest in us, or divest their holdings of us, if they believe our policies relating to ESG matters are inadequate. Our voluntary disclosures of ESG data under standards such as the Global Reporting Initiative, the Sustainability Accounting Standards Board (“SASB”), and recommendations issued by the Financial Stability Board’s Task Force for Climate-related Financial Disclosures (“TCFD”) are evaluated and rated by various organizations that assess corporate ESG performance. Unfavorable ESG ratings, or our inability to meet the ESG standards set by specific investors, may lead to unfavorable sentiment toward us, which could have a negative impact, among other things, on our stock price and cost of capital. Regulatory requirements related to ESG or sustainability reporting have been adopted in the EU that apply to financial market participants. In the United States, such regulations have been issued related to pension investments in California, and for the responsible investment of public funds in Illinois. Additional regulation is pending at the SEC, at the federal level for government contractors, and in other states. We expect regulatory requirements related to ESG matters to continue to expand globally, particularly in the European Union. We may be affected by our ability to meet evolving and expanding emissions reporting requirements and by investor and public perception of our reporting and performance related to voluntary climate standards. Given the increasing scrutiny on ESG matters as well as the increasing number of regulatory obligations relating to our business, there is also an increasing risk that we could be perceived as or accused of making inaccurate or misleading statements regarding our performance against ESG-related measures and/or ESG initiatives.

Failure to achieve our ESG goals, commitments and targets or comply with emerging ESG regulations could adversely affect our business, results of operations, cash flows, and financial condition. Changes in ESG regulations could lead to additional operational restrictions and compliance requirements upon us or our products, require new or additional investment in product designs, result in carbon offset investments or otherwise could negatively impact our business and/or competitive position. Any such failure could harm our reputation, adversely impact our ability to attract and retain customers and talent and expose us to increased scrutiny from the investment community and enforcement authorities.

International trade policies may impact demand for our products and our competitive position.

Changes in government policies on foreign trade and investment can affect the demand for our products solutions, and services, impact our competitive position, subject us to escalating costs, or prevent us from being able to offer our products, solutions, and services in certain countries. The implementation of more restrictive trade policies, such as import or export controls, required licenses or authorizations to engage in business dealings with certain countries or entities, higher tariffs, restrictions on outbound investment, more detailed inspections, exchange controls, a government’s adoption of “buy national” policies, local production requirements, or other barriers to entry, in countries where we sell large quantities of products, solutions, and services could be disruptive and costly to our business and could negatively impact our business, results of operations, cash flows, financial condition, and prospects.

Failure to obtain or comply with federal, state and local government approvals, licenses, and permits may negatively affect our ability to produce, market, and sell our products, solutions, and services.

Parts of our business are required to obtain, and to comply with, federal, state, and local government approvals, licenses, and permits. Any of these approvals, licenses, or permits may be subject to denial, revocation, or modification under various circumstances. Failure to obtain or comply with the conditions of approvals, licenses, or permits may adversely affect our operations by suspending our activities or curtailing our work and may subject us to penalties and other sanctions. For example, our nuclear operations in the United States are subject to regulation by the Nuclear Regulatory Commission (“NRC”). Failure to obtain approval or renewal of our NRC licenses could result in significant disruptions to our nuclear business.

Although existing licenses are routinely renewed by various regulators, renewal could be denied or jeopardized by various factors, including the failure to comply with environmental, health, and safety (“EHS”) laws and regulations, the failure to comply with permit conditions, violations found during inspections or otherwise, or local community, political, or other opposition.

In addition, concerns about climate change and increased environmental activism could slowdown regulatory approval of fossil fuel-based power generation activities that could negatively impact the related products, solutions, and services we provide to customers. If new legislation or regulations are enacted or implemented, or if existing laws or regulations are amended or are interpreted or enforced differently, we may be required to obtain additional operating approvals, licenses, or permits. Moreover, changes in industry standards and governmental regulations may cause us to incur substantial costs to adapt our products, solutions, and services. Our inability to obtain, and to comply with, the approvals, licenses, or permits required for our business could have a material adverse effect on us.

The physical effects of climate change, including weather disruptions and related effects, could adversely impact our business.

The physical effects of climate change can include extreme variability in weather patterns such as increased frequency and severity of significant weather events (e.g., flooding, hurricanes, and tropical storms), natural hazards (e.g., increased wildfire risk), rising mean temperature and sea levels, and long-term changes in precipitation patterns (e.g., drought, desertification, or poor water quality). Climate change may also produce general changes in weather or other environmental conditions, including temperature or precipitation levels, and thus may impact consumer demand for electricity generation. Such effects have the potential to affect business continuity and operating results, and could disrupt our operations or those of our customers or suppliers, including through direct damage to physical assets and indirect impacts from supply chain disruption and market volatility. These effects may negatively impact our business, cash flows, and results of operations.

Our operations are subject to various environmental, health, and safety laws and regulations, and potential litigation, and non-compliance with or liabilities under such laws and regulations could result in substantial costs, fines, sanctions, claims, and reputational harm.

We and our business are subject to extensive domestic and international EHS regulations. In addition to EHS regulatory compliance obligations, we may face liability arising out of the normal course of business, including alleged personal injury, property damage, and human health risks due to exposure to hazardous substances, processes, or working conditions at our current or former facilities. We may also face liability in connection with the actions or omissions of third-party contractors working at our project sites. Any perceived or actual employee safety issues could result in substantial costs to us that may exceed our reserves, harm our reputation, divert management’s attention, and could potentially affect our ability to continue operating in certain jurisdictions.

We may be impacted by material changes in EHS regulations or subject to substantial liability for environmental impacts, both of which may require increased capital expenditures. We may also be subject to increasingly stringent environmental standards in the future, particularly as greenhouse gas emissions and climate change regulations and initiatives increase and EHS laws and regulations grow in number and complexity. Such laws and regulations may impose additional liability on industrial manufacturers for the use or generation of chemicals, such as per/polyfluoroalkyl substances (PFAS), contained in components and products sourced in connection with manufacturing and services operations, and if adopted, may create additional liability, impact product design, manufacturing, and/or servicing and negatively affect financial results. Environmental laws also generally impose liability for investigation, remediation, and removal of hazardous materials and other waste products on property owners and those who dispose of materials at waste sites, whether or not the waste was disposed of legally at the time in question. Some environmental laws provide for joint and several or strict liability for remediation of releases of hazardous substances, which could result in us incurring a liability for environmental damage without regard to our negligence or fault. Such laws and regulations could expose us to liability arising out of the conduct of operations or conditions caused by others, or for our acts which were in compliance with all applicable laws at the time the acts were performed.

Our nuclear operations expose us to various additional environmental, regulatory, and financial risks, including:

•	potential liabilities relating to harmful effects on the environment and human health resulting from nuclear operations and the storage, handling and disposal of radioactive materials;

•	unplanned expenditures relating to maintenance, operation, security, defects, upgrades and repairs required by the NRC and other government agencies;

•	limitations on the amounts and types of insurance commercially available to cover losses that might arise in connection with nuclear operations; and

•	potential liabilities arising out of a nuclear, radiological or criticality incident, whether or not it is within our control.

Our nuclear operations are subject to various safety-related requirements imposed by the U.S. Government, the Department of Energy (“DOE”), and the NRC. In the event of non-compliance, these agencies might increase regulatory oversight, impose fines or shut down our operations, depending upon the assessment of the severity of the situation. Revised security and safety requirements promulgated by these agencies could necessitate substantial capital and other expenditures. In addition, we must comply with and are affected by laws and regulations relating to the award, administration, and performance of U.S. Government contracts. Government contract laws and regulations affect how we do business with our customers and, in some instances, impose added costs on our business. A violation of specific laws and regulations could result in the imposition of fines and penalties or the termination of our contracts or debarment from bidding on contracts.

We may be subject to periodic litigation, regulatory proceedings, and enforcement actions, which may adversely affect our business and financial performance.

From time to time, we are involved in lawsuits, regulatory proceedings, and enforcement actions brought or threatened against us in the ordinary course of business. Our business is subject to the risk of claims involving current and former employees, affiliates, subcontractors, suppliers, competitors, shareholders, government regulatory agencies or others through private actions, class actions, whistleblower claims, administrative proceedings, regulatory actions, or other proceedings. Additionally, we have had, and expect in the future to have, customers who assert contractual or other claims related to the performance or design of our products, timeliness of delivery or other aspects of our commercial relationships. Given the nature of our business, which often involves large projects and long-term commercial relationships, such claims, whether asserted in commercial discussions, litigation or other types of proceedings, are often for significant amounts.

Global enforcement of anti-corruption laws, such as the FCPA, has increased substantially in recent years, with more frequent voluntary self-disclosure by companies, aggressive investigations (including coordinated investigations across countries and governmental authorities) and enforcement proceedings by U.S. and non-U.S. governmental agencies, and assessment of significant civil and criminal fines, penalties, and other sanctions against companies and individuals. We may face liability under anti-corruption laws based upon actions or inactions even when they are not subject to our control. Our global activities can also subject us to legacy legal proceedings and legal compliance risks that relate to claimed anti-competitive conduct or improper payments of certain companies we acquire during the pre-acquisition periods. Such investigations or government scrutiny may also impact our ability to participate in various governmental financing programs and could limit our access to project financing from multilateral development banks and the World Bank.

Due to the inherent uncertainties of litigation, it is often difficult to accurately predict the ultimate outcome of any such actions or proceedings. The outcome of litigation, particularly class action lawsuits and regulatory actions, is often difficult to assess or quantify, as plaintiffs may seek injunctive relief or recovery of very large or indeterminate amounts in these types of lawsuits, and the magnitude of the potential loss may remain unknown for substantial periods of time. Given that our business involves large scale infrastructure projects and products and service contracts with a long duration, we are involved in commercial litigation or disputes from time to time where the initial amounts claimed by counterparties have been and may be large, even if ultimately our liability or a resolution of such claims is significantly lower. In addition, plaintiffs in many types of actions may seek punitive damages, civil penalties, consequential damages or other losses, or injunctive or declaratory relief. Activist shareholders advocating for certain governance or strategic changes may also bring actions against us. These proceedings or actions could result in substantial cost and may require us to devote substantial resources to defend ourselves and distract our management from the operation of our business. While we maintain insurance for certain potential liabilities, such insurance does not cover all types and amounts of potential liabilities and is subject to various exclusions as well as caps on amounts recoverable. We may therefore incur significant expenses defending any such suit or government charge and may be required to pay amounts or otherwise change our operations in ways that could adversely affect our results of operations, and cash flows, and financial condition. For further information on material pending legal proceedings, see Note 20, “Commitments, Guarantees, Product Warranties, and Other Loss Contingencies” to the audited combined financial statements included in this prospectus.

We are subject to antitrust and competition laws that can result in sanctions and conditions on the way we conduct our business.

We are subject to antitrust and competition laws, which generally prohibit certain types of conduct deemed to be anti-competitive, including price fixing, bid rigging, cartel activities, price discrimination, market monopolization, tying arrangements, acquisitions of competitors, and other practices that have, or may have, an adverse effect on competition. Regulatory authorities may have authority to impose fines and sanctions or to require changes or impose conditions on the way we conduct business in connection with alleged non-compliance with applicable law. Under certain circumstances, violations of antitrust laws could result in suspension or debarment of our ability to contract with certain parties or complete certain transactions. In addition, an increasing number of jurisdictions also provide private rights of action for competitors or consumers to seek damages asserting claims of anti-competitive conduct. Increased government scrutiny of our actions or enforcement or private rights of action could adversely affect our business or damage our reputation. In addition, as previously reported by GE, the power and grid businesses that GE acquired from Alstom in 2015 were the subject of significant cases involving alleged anti-competitive conduct or improper payments by Alstom in the pre-acquisition period. A number of these matters remain ongoing as we seek to resolve them, and it is possible that additional claims from legacy Alstom conduct could arise in the future. Conducting internal investigations or responding to audits or investigations by government agencies could be costly and time-consuming. An adverse outcome under any such investigation or audit could subject us to fines or criminal or other penalties, which could have a material adverse effect on our business results, cash flows, financial condition, or prospects.

We are subject to laws and regulations governing government contracts, public procurement, and government reimbursements in many jurisdictions, and the failure to comply could adversely affect our business.

We have agreements relating to the sale of our offerings to government entities around the world. As a result, we are subject to various statutes and regulations in a variety of jurisdictions that apply to companies doing business with the government. The laws governing government contracts can differ from the laws governing private contracts and government contracts may contain terms and conditions that are not applicable to private contracts or that expose us to higher levels of risk and potential liability than non-government contracts. Similarly, most jurisdictions have public procurement laws and reimbursement policies that set out rules and regulations for purchases and reimbursements by governmental entities. Certain countries impose additional requirements on government suppliers as a prerequisite to doing business in the country including, among other things, local headcount requirements, local manufacturing and supplier requirements, and technology or intellectual property transfers. These jurisdictions may modify their laws, policies, rules, or regulations, or impose new requirements that could adversely affect our business.

For contracts with the U.S. federal government, with certain exceptions, we must comply with the Federal Acquisition Regulation and applicable agency rules, the Procurement Integrity Act, the Buy American Act, and/or the Trade Agreements Act. Some governmental entities, including the U.S. federal government, can terminate contracts for their convenience or for our default. These governmental entities may also be subject to continued legislative funding approval. Early termination for convenience of one or more of our contracts, or a change in a government customer’s funding levels, could impact our expected revenues. A termination for default of one or more of our contracts could subject us to penalties and damages resulting from the default, including costs for the governmental entity to reprocure the items under contract, in addition to other penalties previously listed. In addition, the U.S. federal government could invoke the Defense Production Act (“DPA”), requiring that we accept and prioritize contracts for materials deemed necessary for national defense, regardless of loss in revenue incurred on such contracts. In such circumstances, we may be required to reallocate time and resources away from our customers to fulfill U.S. federal government requests under the DPA. This could cause us to be unable to fulfill contractual obligations to non-U.S. federal government customers and harm long-term business relationships with our customers, suppliers, and channel partners, which could adversely affect our business.

We are also subject to government audits, investigations, and oversight proceedings with respect to regulations governing government contracts, public procurement, and government reimbursements. Efforts to ensure our business arrangements comply with applicable laws involve substantial costs. It is possible that governmental and enforcement authorities will conclude that our business practices do not comply with current or future laws and regulations. If any such actions are instituted against us, defense can be costly, time-consuming, and may require significant financial and personnel resources. If we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of civil, criminal, and administrative penalties, damages, disgorgement, monetary fines, individual imprisonment, possible exclusion from participation in certain government programs, contractual damages, reputational harm, delayed or reduced payments, diminished profits and future earnings, and curtailment or restructuring of our operations. In addition, any of our government contracts could be terminated or we could be suspended or debarred from all government contract work or participation in projects involving multilateral development banks. Any of these risks could have a material adverse effect on our business, results of operations, cash flows, financial condition, or prospects.

Our failure to comply with financial services regulatory obligations could damage our reputation, result in regulatory action against us and adversely affect our business.

Certain of our affiliates intend to become a broker-dealer or a registered investment adviser, as applicable, and will provide fee-based services in respect of the arranging and syndication of securities, transaction advisory and structuring, and investment management inclusive of tax equity investments. For the first two years of GE Vernova’s existence, these services will be provided to GE on a cost-basis. In the future, such services may be provided to third parties on an arms-length basis. For more information, see “Certain Relationships and Related Person Transactions—Agreements with GE—Framework Investment Agreement.” While we believe these kinds of transactions are beneficial to our business, the functions that our affiliates may perform may give rise to conflicts of interest, because these transactions will typically involve investments in large energy infrastructure projects to which GE Vernova’s businesses will sell equipment and services. Such conflicts of interest, whether actual or perceived, may result in potential litigation or regulatory enforcement actions. Broker-dealers are registered with the SEC and are members of self-regulatory organizations such as the Financial Industry Regulatory Authority (“FINRA”). As such, they are subject to the regulations established under the Exchange Act and FINRA rules. Registered investment advisers are registered with the SEC and are subject to the requirements and regulations of the Investment Advisers Act of 1940, as amended (the “Advisers Act”). The regulations to which broker-dealers and registered investment advisers are subject are extensive and evolving over time, and the level of financial regulation has generally increased in recent years. A failure to comply with the obligations imposed by the Advisers Act, Exchange Act or FINRA rules, including recordkeeping, advertising and operating requirements, disclosure obligations and prohibitions on fraudulent activities, could result in examinations, investigations, sanctions, and reputational damage, and could have a material adverse effect on our business, financial condition, and results of operations. For further information, see “Our Business—Regulation—Broker-Dealer and Investment Adviser Regulations.”

Risks Relating to Employee Matters

If we are unable to attract and retain highly qualified personnel, we may not be able to execute our business strategy effectively and our operations and financial results could be adversely affected.

Our operations and future success depend on our ability to recruit, develop, and retain highly qualified personnel, particularly our senior management team, key employees and technical personnel, and on our efficient utilization of our workforce. Our team members are the key resource to developing, manufacturing, and delivering our products and providing technical services to our customers around the world. Some of our project sites involve placing team members in geographically remote or high-risk locations, and we may expend significant efforts and incur substantial costs to satisfy employee safety criteria and retain highly skilled personnel. For example, the installation, operation, and maintenance of offshore wind turbines is difficult, labor intensive, and costly, and requires the availability of a highly skilled labor force. Notwithstanding our safety precautions and compliance with applicable laws and regulations, we may be unable to avoid incidents that result in serious injury or even death to our employees, contractors, or other visitors to our operations. Any employee safety concerns or incidents, regardless of fault, could adversely affect our ability to attract additional qualified personnel. Factors that may affect our ability to attract and retain sufficient numbers of qualified employees include employee morale, our reputation, competition from other employers, our ability to manage attrition, and availability of qualified individuals. Difficulties in hiring or retaining highly qualified personnel, the failure to properly manage succession plans, or the unexpected loss of experienced employees resulting in the depletion of our institutional knowledge base as well as difficulties in efficient utilization of our workforce could have an adverse impact on our business performance, reputation, results of operations, liquidity, or financial condition. Failure to ensure that we have the depth and breadth of personnel with the necessary skill set and experience, or the loss of key employees, could impede our ability to deliver our growth objectives and execute our strategy.

We have and will assume significant net liabilities with respect to our postretirement benefit plans, including increases in pension, healthcare, and life insurance benefits obligations, and the actual costs of these obligations could exceed current estimates and asset returns could be less than current estimates, which are both reliant on GE’s estimates and assumptions.

As of December 31, 2023, our total postretirement benefit plans’ net liabilities for our employees, our former employees, and certain legacy former employees unrelated to our core business and allocated to us by GE was approximately $1.9 billion. These net liabilities arise under multiple benefit plans and statutory obligations in various countries. Increases in pension, healthcare, and life insurance benefits obligations and costs and decreases in rate of return of associated assets can adversely affect our earnings, cash flows, and financial condition. In addition, there may be upward pressure on the cost of providing healthcare benefits to current and future retirees and there can be no assurance that the measures we have taken to control increases in these costs will succeed and this could have a material adverse effect on our business results, cash flows, and financial condition. Most of the liabilities arise under pension plans, including defined benefit pension plans, either funded (or partly funded) with plan assets or unfunded.

Our results of operations may be positively or negatively affected by the amount of income or expense we record for our defined benefit pension plans. U.S. GAAP requires that we calculate income or expense for the plans using actuarial valuations, which reflect assumptions about financial markets, interest rates, discount rate, and the expected long-term rate of return on plan assets. We are also required to make an annual measurement of plan assets and liabilities, which may result in a significant reduction or increase in equity. The factors that impact our pension calculations are subject to changes in key economic indicators, and future decreases in the discount rate or low returns on plan assets can increase our funding obligations and adversely impact our financial results. In addition, although U.S. GAAP expense and pension funding contributions are not directly related, key economic factors that affect U.S. GAAP expense would also likely affect the amount of cash we would be required to contribute to pension plans under ERISA. Failure to achieve expected returns on plan assets driven by various factors, including sustained market volatility, could also result in an increase in the amount of cash we would be required to contribute to pension plans.

The defined benefit obligation is determined by actuarial assumptions such as the rate of compensation increase or pension progression rate and biometric factors (such as participant mortality), as well as the discount rate applied. The basis for determining the discount rate is in principle the yield on high-quality corporate bonds. A change of the discount rate and changes of the assessments of market yields used, respectively, may result in significant changes to the defined benefit obligation. Differences between actual experience and the predicted actuarial assumptions, discount rates, and investment performance on plan assets can affect defined benefit plan liabilities.

We will assume certain liabilities from GE in connection with the Spin-Off, including some liabilities unrelated to our core business. For example, we will retain and assume responsibility for certain liabilities for pension, healthcare, and life insurance benefits previously provided to GE employees, including our employees, our former employees, and certain other legacy former employees unrelated to our core business and allocated to us by GE. We currently rely on estimates and assumptions made by GE with respect to the scope, probability, and magnitude of these liabilities. Such estimates and assumptions involve complex judgments which are difficult to make. Actual developments may differ from estimates and assumptions, thereby resulting in an increase or decrease in our actual obligations for these liabilities. Changes in economic conditions, financial markets, investment performance, or legal conditions governing these liabilities can result in significant increases or decreases in the size of our actual obligations over time. Any of these factors and developments could have a material adverse effect on our business results, cash flows, financial condition, or prospects. Furthermore, accounting standards and legal conditions governing our pension obligations are subject to changes in applicable legislation, regulations, or case law. We cannot provide any assurance that we will not incur new or more extensive pension obligations in the future due to such changes.

Any of these factors and developments could have a material adverse effect on our business results, cash flows, financial condition, or prospects. For a discussion regarding how our financial statements have been and can be affected by our pension and healthcare benefit obligation, see Note 13, “Postretirement Benefit Plans” to the audited combined financial statements included elsewhere in this prospectus.

Disruptions caused by labor disputes or organized labor activities could harm our business.

A significant number of our employees around the world are members of, or represented by, labor unions and are covered by collective bargaining agreements with varying durations and expiration dates. Many of our European employees belong to, or are represented by, works councils. Union and works council requirements may limit our flexibility in managing costs and responding to market changes. In addition, employees who are not currently members of, or otherwise represented by, labor organizations may seek such membership or representation, as applicable, in the future.

We cannot ensure that existing collective bargaining agreements will prevent a strike or work stoppage at our facilities in the future, that we will be successful in negotiating new collective bargaining agreements, that such negotiations will not result in significant increases in the cost of labor, including healthcare, pensions, or other benefits, or that a breakdown in such negotiations will not result in the disruption of our operations, including by way of strikes or work stoppages. In addition, negotiations with labor unions, possible work stoppages and other labor problems could divert management attention, which could further harm our business. Furthermore, some of our customers and suppliers have unionized work forces. We may experience an adverse impact on our operating results, financial condition, cash flows, and competitive position if we are subject, directly or indirectly, to labor actions by our or our suppliers’ or customers’ employees, or as a result of general country strikes or work stoppages unrelated to our business or collective bargaining agreements.

Our reputation and our ability to conduct business may be impaired by improper conduct by any of our employees, agents, or business partners.

Misconduct, fraud, non-compliance with applicable laws and regulations, or other improper activities by any of our employees, agents, or business partners could have a significant negative impact on our business and reputation. Such misconduct could include payments to government officials, bribery, fraud, anti-kickback and false claims rules, competition, export and import compliance, money laundering, data privacy, and lobbying and similar activities. The FCPA, the U.K. Bribery Act of 2010, the Brazil Clean Companies Act, China’s Unfair Competition Law, India’s Prevention of Corruption Act, and similar anti-corruption and anti-bribery laws in other jurisdictions generally prohibit companies and their intermediaries from making improper payments to government officials for the purpose of obtaining or retaining business. We operate in parts of the world that have experienced governmental corruption to some degree. It is possible that the controls that we undertake to facilitate lawful conduct, which include training, internal control policies, and other safeguards to educate our employees and certain third parties, could be intentionally circumvented or become inadequate because of changed conditions. As a result, we cannot assure that our controls will protect us from reckless or criminal acts committed by our employees or agents. Any alleged or actual violations of these laws or regulations may subject us to government scrutiny, criminal, civil, or administrative sanctions, stockholder lawsuits, reputational damage, and other liabilities. In some instances, we make self-disclosures to relevant authorities who may pursue or decline to pursue enforcement proceedings against us. The costs associated with the investigation, remediation, and potential notification of any violation to customers, regulators, and counterparties could be material. Any of the foregoing could have a material adverse effect on our business results, cash flows, financial condition, or prospects.

Risks Relating to Technology and Intellectual Property

We may be unable to obtain, maintain, protect, or effectively enforce our intellectual property rights.

We cannot assure that our means of obtaining, maintaining, and enforcing our intellectual property rights will be adequate to maintain a competitive advantage. The laws of many jurisdictions may not protect our intellectual property rights or provide an adequate forum to effectively address situations where our intellectual property rights have been compromised. Furthermore, protecting against the unauthorized use of proprietary technology is difficult and expensive and we may need to litigate with third parties to enforce or defend patents issued to us and our other intellectual property rights or to determine the enforceability and validity of our proprietary rights or those of others. Determining whether an offering infringes, misappropriates, or otherwise violates a third party’s intellectual property rights involves complex legal and factual issues, and the outcome of this type of litigation is often uncertain and inconsistent. An adverse determination in any such litigation could materially impair our intellectual property rights and may harm our business.

From time to time, we receive notices from third parties asserting infringement, misappropriation, or violation of their intellectual property rights. We are also subject to lawsuits alleging infringement, misappropriation, or other violation of third-party intellectual property rights. When such claims are asserted against us (or to avoid such claims), we may seek to license the third party’s intellectual property rights, which may be costly. We may be unable to obtain necessary licenses on satisfactory terms, if at all. If we are unable to obtain an adequate license, we may be subject to lawsuits seeking damages or an injunction against the manufacture, import, marketing, sale, or operation of our offerings or against the operation of our business as presently conducted. Any settlement payment or other compromise may have future repercussions on our ability to defend and protect our IP rights. We do not maintain insurance for claims or litigation involving the infringement, misappropriation, or other violation of intellectual property rights. Regardless of the merits or outcome, the resolution of any intellectual property dispute could require significant financial and management resources.

Adverse judicial rulings or our entry into any license or settlement agreement in connection with third-party claims could affect our ability to compete and have a material adverse effect on our business results, cash flows, financial condition, or prospects. Our agreements with our customers and other third parties typically include indemnification or other provisions under which we agree to indemnify or otherwise be liable to them for losses suffered or incurred as a result of intellectual property claims. We may not always be successful in limiting our liability with respect to such obligations and could become subject to large indemnity payments or damages claims from contractual breach, which could harm our business results, cash flows, financial condition, or prospects.

Furthermore, protecting confidential information and trade secrets can be difficult and, even if a successful enforcement action is brought, such action may not be effective in protecting our intellectual property rights. Additionally, the increased sharing of our data with third parties as a result of right to repair legislation could increase the risk of loss or damage to our intellectual property. If we cannot adequately obtain, maintain, protect, or enforce our intellectual property rights, our competitors may be able to compete more successfully against us, which could have a material adverse effect on our business results, cash flows, financial condition, or prospects.

We may not receive protection for pending or future applications relating to intellectual property rights owned by or licensed to us and the claims allowed under any issued intellectual property rights may not be sufficiently broad to protect our products, services, solutions, and any associated trademarks. Products sold by our competitors may infringe, misappropriate, or otherwise violate intellectual property rights owned or licensed by us. Any issued intellectual property rights owned by or licensed to us may be challenged, invalidated, held unenforceable, or circumvented in litigation or other proceedings, and these limited intellectual property rights may not provide us with effective competitive advantages. Intellectual property rights may also be unavailable, limited, unenforceable, or practically unenforceable in some countries, and some governments may require us to transfer our intellectual property rights to local entities to do business in the jurisdiction, either of which could make it easier for competitors to capture increased market position and compete with us. We may also incur substantial costs to protect ourselves in litigation or other proceedings involving the validity and enforceability of our intellectual property rights. If claims against us are successful, we could lose valuable intellectual property rights. An unfavorable outcome in any such litigation could have a material adverse effect on our business results, cash flows, financial condition, or prospects.

We do not own the GE trademark or logo, and any elimination of our rights to use specified trademarks granted to us under the Trademark License Agreement could have an adverse effect on our business results, cash flows, financial condition, or prospects.

We do not own the GE trademark or logo and will enter into a Trademark License Agreement with GE as of or prior to the date of the completion of the Spin-Off, pursuant to which GE will grant us a license to use the GE Monogram and the GE word mark combined with the “Vernova” mark for use in connection with certain of our products, solutions, and services, as well as the right to use the GE brand in connection with certain legal entity names within our corporate structure. GE owns and controls the GE brand, and the integrity and strength of the GE brand will depend in large part on the efforts and businesses of GE and other licensees of the GE brand and how the brand is used, promoted, and protected by them, which will be largely outside of our control. Furthermore, there are certain circumstances under which the Trademark License Agreement may be terminated. Termination of the Trademark License Agreement would eliminate our rights to use the specified trademarks granted to us under this agreement and may result in our having to negotiate a new or reinstated agreement with less favorable terms or cause us to lose our rights under the Trademark License Agreement, which would require us to change our corporate name and undergo significant rebranding efforts. We will own the “Vernova” trademark and have taken steps to protect the “Vernova” trademark and have filed trademark applications for this mark around the world. We cannot be certain that the legal steps we are taking around the world will enable us to secure registrations in the mark, or will be or are sufficient to protect our intellectual property rights in the mark, or that, notwithstanding the legal protections, others do not or will not infringe or misappropriate our intellectual property rights in this mark. These rebranding efforts may require significant resources and expenses and may affect our ability to attract and retain customers, all of which could have an adverse effect on our business results, cash flows, financial condition, or prospects.

Increased cybersecurity requirements, vulnerabilities, threats, and more sophisticated and targeted computer crimes pose a risk to our systems, networks, products, solutions, services, and data, as well as our reputation, which could adversely affect our business.

We manufacture and sell products that rely upon software and computer systems to operate properly and process and store confidential information. Our products often are connected to, and reside within, our customers’ information technology (“IT”) infrastructures. In some jurisdictions, we are expected to design our products to include appropriate cybersecurity protections, and regulatory authorities review such protections when granting marketing authorizations. The measures we take to protect our products and IT systems from unauthorized access may not be effective, particularly because techniques used to obtain unauthorized access or to sabotage systems change frequently, increase in sophistication, and often are not recognized until launched against a target. These risks apply to our installed base of products, products we currently sell, new products we will introduce in the future, and older technology that we no longer sell or service but remains in use by customers.

Increased global cybersecurity vulnerabilities, threats, computer viruses, and more sophisticated and targeted cyber-related attacks such as ransomware, as well as cybersecurity failures resulting from human error and technological errors, pose a risk to our security and the security of our customers’, partners’, suppliers’ and third-party service providers’ infrastructure, products, systems, and networks and the confidentiality, availability and integrity of our and our customers’ data, as well as associated financial risks. As the perpetrators of such attacks become more capable (including sophisticated state or state-affiliated actors), and as critical infrastructure increasingly becomes digitized, the risks in this area continue to grow. A significant cyber-related attack, such as an attack on power grids, or power plants (even if such an attack does not involve our products, solutions, services, or systems), could pose broader disruptions and adversely affect our business. We have also observed an increase in third-party breaches and ransomware attacks at suppliers, service providers and software providers, and our efforts to mitigate adverse effects on us if this trend continues may not be successful in the future. The large number of suppliers that we work with requires significant effort for the initial and ongoing verification of the effective implementation of cybersecurity requirements by suppliers. The increasing degree of interconnectedness and shared liability between us and our partners, suppliers and customers also poses a risk to the security of our network as well as the larger ecosystem in which we operate. There can be no assurance that our various cybersecurity measures, including employee training, monitoring and testing, performing security reviews and requiring business partners with connections to our network to appropriately secure their IT systems, and maintenance of protective systems and contingency plans, will be sufficient to prevent, detect and limit the impact of cyber-related attacks, and we remain vulnerable to known or unknown threats. For example, we outsource certain cybersecurity functions and will continue to look for opportunities to utilize managed security service providers, and such arrangements will increase our overall cyber risk given the degree of our interconnectedness with the provider and the potential impact on our outsourced functions that could be caused by an attack on such a provider.

In addition to existing risks from the integration of digital technologies into our business portfolio, the adoption of new technologies in the future may also increase our exposure to cybersecurity breaches and failures. An unknown vulnerability or compromise could potentially impact the security of our software or connected products and lead to the misuse or unintended use of our products, loss of our intellectual property, misappropriation of sensitive, confidential or personal data, safety risks or unavailability of products.

We also have access to sensitive, confidential or personal data or information in certain of our businesses that is subject to privacy and security laws, regulations or customer-imposed controls. We have vulnerability to security breaches, theft, misplaced, lost or corrupted data, programming errors, employee errors and/or malfeasance (including misappropriation by departing employees) that could potentially lead to material compromising of sensitive, confidential or personal data or information, improper use of our systems, software solutions or networks, unauthorized access, use, disclosure, modification or destruction of or denial of access to information, defective products, production downtimes, and operational disruptions.

Furthermore, we rely on software, hardware, and other material components from a number of third parties to manufacture our products. If a material cyber incident impacting a supplier were to result in its prolonged inability to manufacture and/or ship such components, this could impact our ability to manufacture our products. In addition, third-party sourced software components, malicious code, or a critical vulnerability emerging within such software could expose our customers to increased cyber risk. If we were to experience a significant cybersecurity breach of our information systems or data, the costs associated with the investigation, remediation, and potential notification of the breach to customers, regulators, and counterparties could be material. Any such impact could result in financial or reputational damage, as well as expose us to litigation and regulatory enforcement actions.

Failure to comply with evolving data privacy and data protection laws and regulations or to otherwise protect personal data in the jurisdictions in which we operate, may adversely impact our business and financial results.

We may have access to sensitive, confidential, proprietary, or personal data or information in certain of our businesses that is subject to various data privacy and security laws, regulations, standards, contractual obligations, or customer-imposed controls in the jurisdictions in which we operate. The legal and regulatory environment related to data privacy and security is increasingly rigorous, with new and constantly changing requirements applicable to our business, and enforcement practices are likely to remain uncertain for the foreseeable future.

As a result of our worldwide operations, we are subject to rapidly evolving privacy and data protection laws and regulations in many jurisdictions. In the United States, various federal and state regulators, including governmental agencies like the Federal Trade Commission (“FTC”), have adopted, or are considering adopting, laws, regulations, and standards concerning personal information, privacy, and data security. There are also U.S. state privacy laws that set forth comprehensive privacy and security obligations regarding the collection and processing of personal data. These state statutes, and other similar state or federal laws that may be enacted in the future, may require us to modify our data processing practices and policies, incur substantial compliance-related expenses, and otherwise suffer adverse impacts on our business. Internationally, every jurisdiction in which we operate has established its own data privacy and security legal framework with which we must comply. For example, the GDPR has stringent data protection requirements for companies doing business in or handling personal data of individuals in the European Union and may impose fines of up to 4% of our global revenue in the event of certain violations. Breaches of the GDPR or other applicable data privacy or data protection laws or regulations could result in substantial fines, regulatory investigations, reputational damage, orders to cease/change our use of data, sanctions, and enforcement notices, as well as potential civil claims and proceedings, including class action type litigation.

These various and evolving international, federal, and state laws, regulations, and standards can differ significantly from one another and may be interpreted and applied differently over time and from jurisdiction to jurisdiction. Given our global footprint, this may significantly complicate our compliance efforts and impose considerable costs, such as costs related to organizational changes, modifying our data processing practices and policies, and implementing additional protection technologies. In addition, compliance with applicable requirements may distract management and divert resources from other initiatives and projects. Any failure or perceived failure by us to comply with any applicable international, federal, or state laws, regulations, standards, contractual obligations, or customer-imposed controls relating to data privacy and security could adversely affect our business and result in damage to our reputation and our relationship with our customers.

Risks Relating to Financial, Accounting, and Tax Matters

Volatility in currency exchange rates may adversely affect our financial condition, results of operations and cash flows.

As a result of our global operations, we generate and incur a significant portion of our revenues and expenses in currencies other that the U.S. Dollar. Our business is subject to foreign currency exchange rates fluctuations, particularly with respect to the Euro, the Indian Rupee, the British Pound Sterling and the Brazilian Real. Changes in the value of currencies of the countries in which we do business relative to the value of the U.S. Dollar could affect our ability to sell products competitively and control our cost structure, which could have an adverse effect on our business, cash flows, financial condition, and results of operations. Additionally, we are subject to foreign exchange translation risk due to changes in the value of foreign currencies in relation to our reporting currency, the U.S. Dollar. As the U.S. Dollar fluctuates against other currencies in which we transact business, revenue and income can be impacted, including revenue decreases due to unfavorable foreign currency impacts. Strengthening of the U.S. Dollar relative to the euro and the currencies of the other countries in which we do business, could materially and adversely affect our ability to compete in international markets and our sales growth in future periods. In addition, we may be unable to hedge the effects of foreign exchange rate and interest rate changes in a cost-effective manner. A discussion of the ways and extent to which we attempt to mitigate the impact of foreign exchange risk is contained in Note 18, “Financial Instruments” to the audited combined financial statements included elsewhere in this prospectus. Any of these risks could have a material adverse effect on our business results, cash flows, financial condition, or prospects.

We may not be able to access the capital and credit markets on terms that are favorable to us, or at all.

Our business relies on the availability of financing for our products and services. The capital and credit markets may experience extreme volatility or disruptions that may lead to uncertainty and liquidity issues for both borrowers and investors. Certain customers and suppliers, as well as our business, may need access to credit and trade finance lines and other financing instruments for certain transactions. We intend to enter into a $3.0 billion committed credit facility and a $3.0 billion committed trade finance agreement, but there can be no assurance that these agreements will be sufficient to meet our needs for such transactions. Additionally, we may need to access the capital markets to supplement our existing funds and cash generated from operations to satisfy our needs for example, for working capital or capital expenditure requirements. A variety of factors beyond our control could impact the availability or cost of capital, including domestic or international economic conditions, increases in key benchmark interest rates and/or credit spreads, the adoption of new or amended banking or capital market laws or regulations, and the repricing of market risks and volatility in capital and financial markets. In the event of adverse capital and credit market conditions, we may be unable to obtain capital market financing on favorable terms, or at all, and changes in credit ratings issued by nationally recognized credit-rating agencies could adversely affect our ability to obtain capital market financing and the cost of such financing. Additionally, a large portion of our total consolidated cash will be held overseas and may not be efficiently accessible to GE Vernova to finance or to otherwise support our capital market requirements. Such factors may impact our ability, or the ability of our customers or suppliers, to obtain debt financing, guarantees, or hedging from financial institutions which may negatively impact our business.

In addition, large energy projects may require co-financing of projects through project development loans, structured debt financing or equity investments, including those done in partnership with our Financial Services business. It is possible that such financing may not be available, or that the cost may be higher than anticipated, negatively impacting our ability to bid for certain projects, or negatively impacting our earnings, cash flows, and returns. The termination of, expiration of, or exhaustion of funding capacity or commitments available to us under, the Framework Investment Agreement that we expect to sign with GE, our inability to establish sufficient balance sheet capacity to make future tax equity commitments, or an inability to generate sufficient U.S. tax base to allow us to monetize tax credits, could reduce our ability to make, or prevent us from making at all, future such investments, which could further negatively impact our financial condition. Any of these risks could have a material adverse effect on our business results, cash flows, financial condition, prospects, and the market price of our securities.

Future material impairments in the value of our long-lived assets, including goodwill, could adversely affect our business.

We review our long-lived assets, including identifiable intangible assets, goodwill, and property, plant, and equipment (“PP&E”), for impairment at least annually. All long-lived assets are reviewed when there is an indication that impairment may have occurred. Changes in market conditions or other changes in the outlook of value may lead to impairment charges in the future. In addition, we may sell assets that we determine are not critical to our strategy. Future events or decisions may lead to asset impairments or related charges. Certain non-cash impairments may result from a change in our strategic goals, business direction, or other factors relating to the overall business environment. Material impairment charges could negatively affect our results of operations.

Changes in tax laws, tax rates, tariffs, adverse positions taken by taxing authorities, and tax audits could impact operating results.

We are subject to income and other taxes (including sales, excise, and value-added) in the United States and numerous foreign jurisdictions. The determination of the Company’s worldwide provision for income taxes and liability for income and other tax liabilities requires judgment and is based on diverse legislative and regulatory structures that exist in the various jurisdictions where the Company operates. These factors, together with changes in tax laws, tax rates, tariffs, changes in interpretation of tax laws, the resolution of tax assessments or audits by various tax authorities, and the ability to fully utilize tax loss carryforwards and tax credits, could impact our operating results, including additional valuation allowances for deferred tax assets. Potential changes to tax laws, including changes to taxation of global income, may have an effect on our subsidiaries structure, operations, sales, liquidity, cash flows, capital requirements, effective tax rate and performance. For example, legislative or regulatory measures by U.S. federal, state or non-U.S. governments such as newly adopted global minimum taxes or other changes to the treatment of global income could increase our cash tax costs and effective tax rate. We are unable to predict what tax reforms may be proposed or enacted in the future or what effect such changes would have on our business, but such changes could potentially result in higher tax expense and payments, along with increasing the complexity, burden, and cost of compliance.

Our tax burden could increase as a result of ongoing or future tax audits.

We are subject to periodic tax audits by tax authorities. Tax authorities may not agree with our interpretation of applicable tax laws and regulations. As a result, such tax authorities may assess additional tax, interest, and penalties. We regularly assess the likely outcomes of these audits and other tax disputes to determine the appropriateness of our tax provision and establish reserves for material, known tax exposures. However, the calculation of such tax exposures involves the application of complex tax laws and regulations in many jurisdictions. Therefore, there can be no assurance that we will accurately predict the outcomes of any tax audit or other tax dispute or that issues raised by tax authorities will be resolved at a financial cost that does not exceed our related reserves. As such, the actual outcomes of these disputes and other tax audits could have a material impact on our financial results.

Our ability to use deferred tax assets may be subject to limitation.

We have deferred tax assets in certain countries and our ability to use such assets will depend on taxable income generation in the relevant countries. Further, while the majority of these assets either do not currently have an expiration date or have an expiration date that is later than when we expect to use such assets, subsequent changes to applicable tax laws in these jurisdictions could impact our ability to fully benefit from the deferred tax assets.

Risks Relating to the Spin-Off

The Spin-Off could result in significant tax liability to GE and its stockholders if it is determined to be a taxable transaction.

GE has received a private letter ruling from the IRS to the effect that, among other things, the Spin-Off, will qualify as a transaction that is tax-free for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code. Completion of the Spin-Off is conditioned on GE’s receipt of a written opinion from each of Paul, Weiss, Rifkind, Wharton & Garrison LLP and Ernst & Young, LLP to the effect that the Spin-Off will qualify for non-recognition of gain and loss under Section 355 and related provisions of the Code. GE can waive receipt of the tax opinions as a condition to the completion of the Spin-Off.

The opinion of counsel and the opinion of Ernst & Young, LLP will not address any U.S. state or local or foreign tax consequences of the Spin-Off. Each opinion assumes that the Spin-Off will be completed according to the terms of the Separation and Distribution Agreement and relies on the facts as stated in the Separation and Distribution Agreement, the Tax Matters Agreement, the other ancillary agreements, this prospectus and a number of other documents.

In addition, the opinion of counsel, the opinion of Ernst & Young, LLP, and the private letter ruling rely on certain facts, assumptions, representations, and undertakings from GE and us regarding the past and future conduct of the companies’ respective businesses and other matters. If any of these facts, assumptions, representations, or undertakings are incorrect or not otherwise satisfied, GE and its stockholders may not be able to rely on the opinion of counsel, the opinion of Ernst & Young, LLP, or the private letter ruling and could be subject to significant tax liabilities.

The opinion of counsel and the opinion of Ernst & Young, LLP will not be binding on the IRS or the courts, and there can be no assurance that the IRS or a court will not take a contrary position. Notwithstanding the opinion of counsel, the opinion of Ernst & Young, LLP, or the private letter ruling, the IRS could determine on audit that the Spin-Off or any of certain related transactions is taxable if it determines that any of these facts, assumptions, representations, or undertakings are not correct or have been violated or if it disagrees with the conclusions in the opinion that are not covered by the private letter ruling, or for other reasons, including as a result of certain significant changes in the stock ownership of GE or us after the Spin-Off. If the conclusions expressed in the opinion of counsel or the opinion of Ernst & Young, LLP are challenged by the IRS, and if the IRS prevails in such challenge, the tax consequences of the Spin-Off (including the tax consequences to GE and the U.S. Holders (as defined herein)) could be materially less favorable.

If the Spin-Off were determined not to qualify for non-recognition of gain or loss under Section 355 and related provisions of the Code, each U.S. Holder who receives our common stock in the Spin-Off would generally be treated as receiving a distribution in an amount equal to the fair market value of our common stock received, which would generally result in: (i) a taxable dividend to the U.S. Holder to the extent of that U.S. Holder’s pro rata share of GE’s current or accumulated earnings and profits; (ii) a reduction in the U.S. Holder’s basis (but not below zero) in GE common stock to the extent the amount received exceeds the stockholder’s share of GE’s earnings and profits; and (iii) taxable gain from the exchange of GE common stock to the extent the amount received exceeds the sum of the U.S. Holder’s share of GE’s earnings and profits and the U.S. Holder’s basis in its GE common stock.

If the Spin-Off were determined not to qualify as tax-free for U.S. federal income tax purposes, we could have an indemnification obligation to GE, which could adversely affect our business, financial condition, cash flows, and results of operations.

If, as a result of any of our representations being untrue or our covenants being breached, the Spin-Off were determined not to qualify for non-recognition of gain or loss under Section 355 and related provisions of the Code, we could be required by the Tax Matters Agreement to indemnify GE for the resulting taxes and related expenses. Those amounts could be material. Any such indemnification obligation could adversely affect our business, financial condition, cash flows, and results of operations.

For example, if we or our stockholders were to engage in transactions that resulted in a 50% or greater change by vote or value in the ownership of our stock during the four-year period beginning on the date that begins two years before the date of the Spin-Off, the Spin-Off would generally be taxable to GE, but not to GE stockholders, under Section 355(e), unless it were established that such transactions and the Spin-Off were not part of a plan or series of related transactions. If the Spin-Off were taxable to GE due to such a 50% or greater change by vote or value in the ownership of our stock, GE would recognize gain equal to the excess of the fair market value on the Distribution Date of our common stock distributed to GE stockholders over GE’s tax basis in our common stock, and we generally would be required to indemnify GE for the tax on such gain and related expenses. Those amounts could be material. Any such indemnification obligation could adversely affect our business, financial condition, cash flows, and results of operations. See “Certain Relationships and Related Person Transactions—Agreements with GE—Tax Matters Agreement.”

We intend to agree to numerous restrictions to preserve the non-recognition tax treatment of the Spin-Off, which may reduce our strategic and operating flexibility.

To preserve the tax-free nature of the Spin-Off and related transactions, we intend to agree in the Tax Matters Agreement to covenants and indemnification obligations that address compliance with Section 355 and related provisions of the Code, as well as state, local and foreign tax law. These covenants will include certain restrictions on our activity for a period of two years following the Spin-Off. Specifically, we will be subject to certain restrictions on our ability to enter into acquisition, merger, liquidation, sale, and stock redemption transactions with respect to our stock or assets and we may be required to indemnify GE against any resulting tax liabilities even if we do not participate in or otherwise facilitate the acquisition. Furthermore, we will be subject to specific restrictions on discontinuing the active conduct of our trade or business, the issuance or sale of stock or other securities (including securities convertible into our stock but excluding certain compensatory arrangements), and sales of assets outside the ordinary course of business. These covenants and indemnification obligations may limit our ability to pursue strategic transactions or engage in new businesses or other transactions that may maximize the value of our business, and might discourage or delay a strategic transaction that our stockholders may consider favorable. See “Certain Relationships and Related Person Transactions—Agreements with GE—Tax Matters Agreement.”

We may be unable to achieve some or all of the benefits that we expect to achieve from the Spin-Off.

We may be unable to achieve the full strategic and financial benefits expected to result from the separation and distribution, or such benefits may be delayed or not occur at all. We believe that, as an independent, publicly traded company, we will be able to, among other things, more effectively focus on our own distinct operating priorities and strategies, enhance our ability to better address specific market dynamics and target innovation, create incentives for our management and employees that align more closely with our business performance and the interests of our stockholders, achieve operational simplification and cost savings, and allow us to articulate a clear investment proposition and tailored capital allocation policy to attract a long-term investor base best suited to our business needs. We may be unable to achieve some or all of the benefits that we expect to achieve as an independent company in the time we expect, if at all, for a variety of reasons, including: (i) the completion of the Spin-Off and compliance with the requirements of being an independent, publicly traded company will require significant amounts of our management’s time and effort, which may divert management’s attention from operating and growing our business; (ii) following the Spin-Off, we may be more susceptible to market fluctuations, actions by activist shareholders, and other adverse events than if we were still a part of GE; (iii) following the Spin-Off, our businesses will be less diversified than GE’s businesses prior to the separation; (iv) the other actions required to separate GE’s and our respective businesses could disrupt our operations; and (v) under the terms of the Tax Matters Agreement, we will be restricted from taking certain actions that could cause the Spin-Off to fail to qualify as a tax-free transaction and these restrictions may limit us for a period of time from pursuing strategic transactions and equity issuances or engaging in other transactions that may increase the value of our business. If we fail to achieve some or all of the benefits that we expect to achieve as an independent company, or do not achieve them in the time we expect, our business, financial condition, cash flows, and results of operations could be adversely affected.

The terms we will receive in our agreements with GE could be less beneficial than the terms we may have otherwise received from unaffiliated third parties.

The agreements we will enter into with GE in connection with the separation will be negotiated prior to the Spin-Off, at a time when our business will still be operated by GE. Many aspects of the agreements will be entered into on arms-length terms similar to those that would be agreed with an unaffiliated third party such as a buyer in a sale transaction, but we will not have an independent board of directors or a management team independent of GE representing our interests while the agreements are being negotiated. In addition, until the Spin-Off occurs, we will continue to be a wholly-owned subsidiary of GE and, accordingly, GE will still have the discretion to determine and change the terms of the separation until the Distribution Date. As a result of these factors, some of the terms of those agreements may not reflect terms that would have resulted from arm’s-length negotiations between unaffiliated third parties, and it is possible that we might have been able to achieve more favorable terms if the circumstances differed. See “Certain Relationships and Related Person Transactions.”

Following the Spin-Off, we could incur substantial additional costs and experience temporary business interruptions, and we may not be adequately prepared to meet the requirements of an independent, publicly traded company on a timely or cost-effective basis.

We have historically operated as part of GE, and GE has provided us with various corporate functions. Following the Spin-Off, GE will not provide us with assistance other than the transition and other services described under “Certain Relationships and Related Person Transactions.” These services do not include every service that we have received from GE in the past, and GE is only obligated to provide the transition services for limited periods following completion of the Spin-Off. Following the Spin-Off and the cessation of any transition services agreements, we will need to provide internally or obtain from unaffiliated third parties the services we will no longer receive from GE. We may be unable to replace these services in a timely manner or on terms and conditions as favorable as those we receive from GE.

In connection with the Spin-Off, we have been installing and implementing information technology infrastructure to support certain of our business functions, including accounting and financial reporting, human resources, legal and compliance, communications, and indirect sourcing. We may incur substantially higher costs than currently anticipated as we transition from the existing transactional and operational systems and data centers we currently use as part of GE. If we are unable to transition effectively, we may incur temporary interruptions in business operations. Any delay in implementing, or operational interruptions suffered while implementing, our new information technology infrastructure could disrupt our business and have a material adverse effect on our results of operations.

In addition, in connection with the Spin-Off, we will be directly subject to reporting and other obligations under the U.S. Securities and Exchange Act of 1934, as amended (the “Exchange Act”). The Exchange Act requires that we file annual, quarterly, and current reports with respect to our business and financial condition. Beginning with our second required Annual Report on Form 10-K, we intend to comply with Section 404 of the Sarbanes Oxley Act of 2002, as amended (the “Sarbanes Oxley Act”), which will require annual management assessments of the effectiveness of our internal control over financial reporting and a report by our independent registered public accounting firm on the effectiveness of internal control over financial reporting. Under the Sarbanes Oxley Act, we are also required to maintain effective disclosure controls and procedures. To comply with these requirements, we may need to upgrade our systems, implement additional financial and management controls, reporting systems, and procedures and hire additional accounting and finance staff. These reporting and other obligations may place significant demands on management, administrative, and operational resources, including accounting systems and resources. If we are unable to upgrade our financial and management controls, reporting systems, information technology systems, and procedures in a timely and effective fashion, our ability to comply with financial reporting requirements and other rules that apply to reporting companies under the Exchange Act could be impaired, and we may be unable to conclude that our internal control over financial reporting is effective. If we are not able to comply with the requirements of Section 404 of the Sarbanes Oxley Act in a timely manner, or if we or our independent registered public accounting firm identify deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, the market price of shares of our common stock could decline and we could be subject to sanctions or investigations by the SEC or other regulatory authorities, which would require additional financial and management resources.

Moreover, we cannot be certain that these measures would ensure that we implement and maintain adequate controls over our financial processes and reporting in the future. Even if we were to conclude, and our auditors were to concur, that our internal control over financial reporting provided reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP, because of its inherent limitations, internal control over financial reporting might not prevent or detect fraud or misstatements. This, in turn, could have an adverse impact on trading prices for shares of our common stock, and could adversely affect our ability to access the capital markets.

As an independent, publicly traded company, we may not enjoy the same benefits that we did as a part of GE.

There is a risk that, by separating from GE, we may become more susceptible to market fluctuations and other adverse events than we would have been if we were still a part of the current GE organizational structure. As part of GE, we have been able to enjoy certain benefits from GE’s operating diversity, size, purchasing power, cost of capital, borrowing and bonding capacity, and opportunities to pursue integrated strategies with GE’s other businesses. As an independent, publicly traded company, we will not have the same benefits. Additionally, as part of GE, we have been able to leverage GE’s historical reputation, performance, and brand identity to recruit and retain key personnel to run and operate our business. As an independent, publicly traded company, we will need to develop new strategies, and it may be more difficult for us to recruit or retain such key personnel.

We have no operating history as an independent, publicly traded company, and our historical combined financial information is not necessarily representative of the results we would have achieved as an independent, publicly traded company and may not be a reliable indicator of our future results.

We derived the historical combined financial information included in this prospectus from GE’s consolidated financial statements, and this information does not necessarily reflect the results of operations, cash flows, and financial position we would have achieved as an independent, publicly traded company during the periods presented, or those that we will achieve in the future. This is primarily because of the following factors:

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Prior to the Spin-Off, we operated as part of GE, and GE performed various corporate functions for us. Our historical combined financial information reflects allocations of corporate expenses from GE for these functions. These allocations may not reflect the costs we will incur for similar services in the future as an independent, publicly traded company.

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We will enter into transactions with GE that did not exist prior to the Spin-Off, such as GE’s provision of transition and other services, and undertake indemnification obligations, which will cause us to incur new costs. See “Certain Relationships and Related Person Transactions—Agreements with GE.”

•

Our historical combined financial information does not reflect changes that we expect to experience in the future as a result of our separation from GE, including changes in the financing, cash management, operations, cost structure, and personnel needs of our business. As part of GE, we enjoyed certain benefits from GE’s operating diversity, reputation, size, purchasing power, ability to borrow, and available capital for investments, and we will lose these benefits after the Spin-Off. As an independent entity, we may be unable to purchase goods, services, and technologies, obtain insurance and health care benefits, computer software licenses, or other services or licenses, or access capital markets, on terms as favorable to us as those we obtained as part of GE prior to the Spin-Off, and our results of operations may be adversely affected.

Following the Spin-Off, we will also face additional costs and demands on management’s time associated with being an independent, publicly traded company, including costs and demands related to corporate governance, investor and public relations, and public financial reporting. Our success will depend on our ability to integrate 12 separate businesses operating in various aspects of the power industry into one cohesive company following the Spin-Off. In addition, we depend on the successful cooperation of our leadership team, who have not previously led our business. For additional information about our past financial performance and the basis of presentation of our combined financial statements, see “Unaudited Pro Forma Condensed Combined Financial Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our historical combined financial statements and the notes thereto included elsewhere in this prospectus.

Following the Spin-Off, certain of our directors and employees may have actual or potential conflicts of interest because of their financial interests in GE or because of their previous or continuing positions with GE.

Because of their current or former positions with GE, certain of our expected executive officers and directors own equity interests in both us and GE. Continuing ownership of GE shares and equity awards could create, or appear to create, potential conflicts of interest if we and GE face decisions that could have implications for both us and GE. We expect our Board chair to be a director who currently also serves on the board of directors of GE. Potential conflicts of interest could arise in connection with the resolution of any dispute between us and GE regarding the terms of the agreements governing the separation and distribution and our relationship with GE following the separation and distribution. See “Certain Relationships and Related Person Transactions” for information about some of these agreements. Potential conflicts of interest may also arise out of any commercial arrangements that we or GE may enter into in the future. A dispute regarding a potential or actual conflict of interest involving us and GE could negatively impact our businesses, results of operations, cash flows, and financial condition. In addition, public perception of such an actual or apparent conflict of interest could pose reputational risks and expose us to increased scrutiny from investors and regulators.

Prior to the Spin-Off, we will adopt a written code of conduct that will apply to our directors and executive officers, as well as employees, which intends to promote honest and ethical conduct, including the handling of actual or apparent conflicts of interests between personal and professional relationships. See “Management—Code of Conduct.” The Board will also adopt a set of governance principles in connection with the Spin-Off to assist with governance practices, including a requirement that directors disclose actual or potential conflicts of interest and recuse themselves from any discussion or decision affecting their personal, business, or professional interests. The governance principles will also delegate the resolution of any conflict of interest question involving a director or an executive officer to the Nominating and Governance Committee and the resolution of any conflict of interest issue involving any other officer of the Company to the CEO. See “Management—Governance Principles” for more information on the governance principles. In addition, each of our expected officers and directors have confirmed their ongoing obligation to notify management of their outside activities, which will enable management to monitor future potential conflicts of interest, whether with GE or other third parties.

Following the Spin-Off, we may not be able to arrange for the termination or replacement of, and the release of GE and its subsidiaries from, all parent company credit support obligations that remain outstanding.

To support GE Vernova in selling products and services globally, GE often enters into contracts on behalf of GE Vernova or issues parent company guarantees or trade finance instruments supporting the performance of what currently are subsidiary legal entities transacting directly with customers of GE Vernova, in addition to providing similar credit support for some non-customer related activities of GE Vernova (collectively, “GE credit support”, which GE credit support is further described in the section “Certain Relationships and Related Person Transactions—Agreements with GE—Separation and Distribution Agreement—Credit Support”). In preparation for the Spin-Off, we are working to seek novation or assignment of GE credit support, the majority of which relates to parent company guarantees, associated with GE Vernova legal entities from GE to GE Vernova. The Separation and Distribution Agreement requires us to use reasonable best efforts to arrange for the termination or replacement of, and the release of GE and its subsidiaries from, all GE credit support. We may, however, be unable to convince our counterparties to novate, or assign our obligations (with a release of GE and its subsidiaries) from GE to us. For the obligations that remain outstanding under GE credit support following the Spin-Off, we will indemnify GE against any amounts paid in connection with such GE credit support. Commencing on January 1, 2025, we will pay a quarterly fee to GE based on amounts related to the GE credit support, which could have an adverse effect on our liquidity. Pursuant to the Separation and Distribution Agreement, we will be subject to certain restrictions and covenants with respect to contracts underlying GE credit support under which GE or its subsidiaries remain liable, including a prohibition on certain amendments and on any disposition of such contracts (including indirectly through dispositions of our subsidiaries). These provisions may restrict us from extending contracts, or amending contracts in a manner which increases GE’s obligations under, outstanding GE credit support or require us to obtain third-party credit support with respect to such obligations. In each case, these provisions could delay or prevent the accomplishment of our objectives and adversely affect our business. In addition, so long as obligations remain outstanding under GE credit support, unless GE otherwise consents, it will be a condition to any acquisition or change of control of GE Vernova that the acquiring person have the financial and operational capacity to satisfy those obligations, have unsecured investment grade ratings and agree to be bound by all the same provisions applicable to us under the Separation and Distribution Agreement with respect to the GE credit support, or we or such acquiring person will be required to provide third-party credit support reasonably acceptable to GE with respect to such GE credit support. This condition may discourage, delay, or prevent certain types of transactions involving an actual or a threatened acquisition or change in control of GE Vernova, including unsolicited takeover attempts, even though the transaction may offer our stockholders the opportunity to sell their shares of our common stock at a price above the prevailing market price. For more information on our obligations pertaining to the GE credit support, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity—Parent Company Credit Support” and “Certain Relationships and Related Person Transactions—Separation and Distribution Agreement—Credit Support.”

We or GE may fail to perform under various transaction agreements that will be executed as part of the separation.

In connection with the separation, and prior to the Spin-Off, we and GE will enter into various transaction agreements related to the Spin-Off. All of these agreements will also govern our relationship with GE following the Spin-Off. We will rely on GE to satisfy its performance obligations under these agreements. If we or GE are unable to satisfy our or its respective obligations under these agreements, including indemnification obligations, our business, results of operations, cash flows, and financial condition could be adversely affected. See “Certain Relationships and Related Person Transactions.”

Certain non-U.S. entities or assets that are part of our separation from GE may not be transferred to us prior to the Spin-Off or at all.

Certain non-U.S. entities and assets that are part of our separation from GE may not be transferred prior to the Spin-Off because the entities or assets, as applicable, are subject to foreign government or third-party approvals that we may not receive prior to the Spin-Off. Such approvals may include, but are not limited to, approvals to merge or demerge, to form new legal entities (including obtaining required registrations and/or licenses or permits), and to transfer assets and/or liabilities. It is currently anticipated that most material transfers will occur without delays beyond the Distribution Date, but we cannot offer any assurance that such transfers will ultimately occur or not be delayed for an extended period of time. To the extent such transfers do not occur prior to the Spin-Off, under the Separation and Distribution Agreement, the economic consequences of owning such assets and/or entities will, to the extent reasonably possible and permitted by applicable law, be provided to us. In the event such transfers do not occur or are significantly delayed because we do not receive the required approvals, we may not realize all of the anticipated benefits of our separation from GE and we may be dependent on GE for transition services for a longer period of time than would otherwise be the case.

Transfer or assignment to us of some contracts, joint ventures, and other assets will require the consent of a third party. If such consent is not given or if its requirement is used to obtain more favorable contractual terms, we may not be entitled to some or all of the benefit of such contracts, joint ventures, investments, and other assets in the future.

Transfer or assignment of some of the contracts, joint ventures, and other assets in connection with the Spin-Off and change of control in the ownership structure following the Spin-Off will require the consent of a third party to the transfer or assignment. Similarly, in some circumstances, we are joint beneficiaries of contracts, and we will need to enter into a new agreement with the third party to replicate the existing contract or assign the portion of the existing contract related to our business. While we will endeavor to cause these contract and joint ventures transfers, assignments, consents, and new agreements to be obtained prior to the Spin-Off, we may not be able to obtain all required consents or enter into all such agreements, as applicable, until after the Distribution Date. Some parties may use the requirement of a consent to seek more favorable contractual terms from us, which could require us to accept a lower economic benefit from the contract or joint venture or include our having to obtain letters of credit or other forms of credit support. If we are unable to obtain such consents or such credit support on commercially reasonable and satisfactory terms, we may be unable to obtain some of the benefits, assets, and contractual commitments that are intended to be allocated to us as part of the Spin-Off. In addition, where we do not intend to seek consent from third-party counterparties based on our understanding that no consent is required, the third-party counterparties may challenge the transaction on the basis that the terms of the applicable commercial arrangements require their consent. We may incur substantial litigation and other costs in connection with any such claims and, if we do not prevail, our ability to use these assets could be adversely impacted.

We cannot provide assurance that all such required third-party consents and agreements will be procured or put in place, as applicable, prior to the Distribution Date. Consequently, we may not realize certain of the benefits that are intended to be allocated to us as part of the Spin-Off.

Risks Relating to Our Common Stock and the Securities Market

No market for our common stock currently exists and an active trading market may not develop or be sustained after the Spin-Off. Following the Spin-Off, our stock price may fluctuate significantly, and there can be no assurance that the combined trading prices of our and GE’s common stock would exceed the trading price of GE common stock absent the Spin-Off.

There is currently no public market for our common stock. In connection with the Spin-Off, our common stock has been approved for listing on the New York Stock Exchange. We anticipate that before the Distribution Date, trading of shares of our common stock will begin on a “when-issued” basis and this trading will continue through the Distribution Date. However, an active trading market for our common stock may not develop as a result of the Spin-Off or may not be sustained in the future. The lack of an active market may make it more difficult for stockholders to sell our shares and could lead to our share price being depressed or volatile.

We cannot predict the prices at which our common stock may trade after the Spin-Off or whether the combined trading prices of a share of our common stock and a share of GE’s common stock will be less than, equal to, or greater than the trading price of a share of GE common stock prior to the Spin-Off. The market price of our common stock may fluctuate widely depending on many factors, some of which may be beyond our control.

Furthermore, our business profile and market capitalization may not fit the investment objectives of some GE stockholders and, as a result, these GE stockholders may sell their shares of our common stock after the Spin-Off. See “—Substantial sales of our common stock may occur in connection with the Spin-Off, or in the future, which could cause our stock price to decline or be volatile.” Low trading volume for our stock, which may occur if an active trading market does not develop, among other reasons, would amplify the effect of the above factors on our stock price volatility. Should the market price of our shares drop significantly, stockholders may institute securities class action lawsuits against us. A lawsuit against us could cause us to incur substantial costs and could divert the time and attention of our management and other resources.

Substantial sales of our common stock may occur in connection with the Spin-Off, or in the future, which could cause our stock price to decline or be volatile.

GE stockholders receiving shares of our common stock in the Spin-Off may sell those shares immediately in the public market. It is likely that some GE stockholders, including some of its larger stockholders, will sell their shares of our common stock received in the Spin-Off if, for reasons such as our business profile or market capitalization as an independent company, we do not fit their investment objectives or, in the case of index funds, we are not a participant in the index in which they are investing. The sales of significant amounts of our common stock or the perception in the market that such sales might occur may decrease the market price of our common stock.

We will evaluate whether to pay cash dividends on shares of our common stock in the future, and the terms of our indebtedness may limit our ability to pay dividends on shares of our common stock.

As an independent, publicly traded company, we will be determining the optimal allocation of capital to achieve the company’s strategy and deliver competitive returns to our stockholders, including whether to pay cash dividends to our stockholders. The timing, declaration, amount, and payment of future dividends to stockholders, if any, will fall within the discretion of our Board. Our Board’s decisions regarding the payment of dividends will depend on consideration of many factors, such as our financial condition, earnings, sufficiency of distributable reserves, opportunities to retain future earnings for use in the operation of our business and to fund future growth, capital requirements, debt service obligations, legal requirements, regulatory constraints, and other factors that our Board deems relevant. For more information, See “Dividend Policy.” There can be no assurance that we will pay a dividend in the future or continue to pay any dividend if we do commence paying dividends.

Holders of our common stock may be diluted due to equity issuances.

In the future, holders of our common stock may be diluted because of equity issuances for acquisitions, capital market transactions, or otherwise, including any equity awards that we will grant to our directors, officers, and employees. Our employees will have stock-based awards that correspond to shares of our common stock after the Spin-Off as a result of the conversion of and/or adjustments to their GE stock-based awards. Such awards will have a dilutive effect on our earnings per share, which could adversely affect the market price of our common stock. We also plan to issue additional stock-based awards, including annual awards, new hire awards, and periodic retention awards, as applicable, to our directors, officers, and other employees under our employee benefits plans as part of our ongoing equity compensation program.

The rights associated with our common stock will differ from the rights associated with GE common stock.

Upon completion of the Spin-Off, the rights of GE stockholders who become our stockholders will be governed by our certificate of incorporation, bylaws, and Delaware law. The rights associated with GE shares are different from the rights associated with our shares. In addition, the rights of GE stockholders are governed by New York law, while the rights of our stockholders will be governed by Delaware law. Material differences between the rights of stockholders of GE and the rights of our stockholders include differences with respect to, among other things, anti-takeover measures and the fact that we will have a classified board. See “Description of Our Capital Stock—Certain Provisions of Delaware Law, Our Certificate of Incorporation, and Bylaws.”

Certain provisions in our certificate of incorporation, bylaws, the Separation and Distribution Agreement, and Delaware law may discourage takeovers and limit the power of our stockholders.

Several provisions of our certificate of incorporation, bylaws, the Separation and Distribution Agreement, and Delaware law may discourage, delay, or prevent a merger or acquisition. These include, among others, provisions that (i) establish a classified board of directors so that not all members are elected at one time, which could delay the ability of stockholders to change the membership of a majority of our board of directors; (ii) provide for the removal of directors only for cause during the time the Board is classified; (iii) establish advance notice requirements for stockholder nominations and proposals; (iv) limit the ability of stockholders to call special meetings or act by written consent; (v) provide the Board the right to issue shares of preferred stock without stockholder approval; and (vi) provide for the ability of our directors, and not stockholders, to fill vacancies on the Board (including those resulting from an enlargement of the Board). We are subject to Section 203 of the Delaware General Corporation Law (“DGCL”), which could have the effect of delaying or preventing a change of control that you may favor. See “Description of Our Capital Stock.” In addition, we will be subject to the restrictions on change of control transactions under the Separation and Distribution Agreement described under “Certain Relationships and Related Person Transactions—Agreements with GE—Separation and Distribution Agreement—Credit Support.”

These and other provisions of our certificate of incorporation, bylaws, the Separation and Distribution Agreement, and Delaware law, as well as the restrictions in our Tax Matters Agreement (see “Certain Relationships and Related Person Transactions—Agreements with GE—Tax Matters Agreement”), may discourage, delay, or prevent certain types of transactions involving an actual or a threatened acquisition or change in control of GE Vernova, including unsolicited takeover attempts, even though the transaction may offer our stockholders the opportunity to sell their shares of our common stock at a price above the prevailing market price. Our Board believes these provisions will protect our stockholders from coercive or otherwise unfair takeover tactics by requiring potential acquirers to negotiate with the Board and by providing the Board with more time to assess any acquisition proposal. These provisions will apply even if the offer may be considered beneficial by some stockholders and could delay or prevent an acquisition that the Board determines is not in our and our stockholders’ best interests. See “Description of Our Capital Stock.”

Our certificate of incorporation will provide that certain courts in the State of Delaware or the federal district courts of the United States will be the sole and exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees.

Our certificate of incorporation will provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery located within the State of Delaware will be the sole and exclusive forum for any derivative action or proceeding brought on our behalf, any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, employee, agent, or stockholder to us or our stockholders, any action asserting a claim arising pursuant to the DGCL, the certificate of incorporation or the bylaws, or any action asserting a claim governed by the internal affairs doctrine. However, if the Court of Chancery within the State of Delaware lacks jurisdiction over such action, the action may be brought in another court of the State of Delaware or, if no court of the State of Delaware has jurisdiction, then in the United States District Court for the District of Delaware. Additionally, our certificate of incorporation will state that the foregoing provision will not apply to claims arising under the Securities Act. Unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. The exclusive forum provisions will be applicable to the fullest extent permitted by applicable law, subject to certain exceptions. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provisions will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. There is, however, uncertainty as to whether a court would enforce the exclusive forum provisions, and investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for state and federal courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of and, to the fullest extent permitted by law, to have consented to the provisions of our certificate of incorporation described above. The choice of forum provision may result in increased costs for investors to bring a claim. Further, the choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, other employees, or stockholders, which may discourage such lawsuits against us and our directors, officers, other employees, or stockholders. However, the enforceability of similar forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings. If a court were to find the exclusive choice of forum provision contained in our certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements contained in this prospectus may constitute “forward-looking statements” that involve risks and uncertainties. Forward-looking statements are based on our current assumptions regarding future business and financial performance. These statements by their nature address matters that are uncertain to different degrees. Forward-looking statements provide current expectations of future events based on certain assumptions and include any statement that does not directly relate to any historical or current fact. Words such as “anticipates,” “believes,” “expects,” “estimates,” “intends,” “plans,” “projects,” and similar expressions, may identify such forward-looking statements. Any forward-looking statement in this prospectus speaks only as of the date on which it is made. Although we believe that the forward-looking statements contained in this prospectus are based on reasonable assumptions, you should be aware that many factors could affect our actual financial results, cash flows, or results of operations and could cause actual results to differ materially from those in such forward-looking statements, including but not limited to:

•	our strategy, outcomes, and growth prospects;

•	significant disruptions in our operations or supply chain;

•	potential failures in managing customer relationships and customer contracts;

•	general economic trends and trends in the industry, including market and other dynamics related to decarbonization, and markets in which we operate;

•	actual or perceived quality or safety issues in our products, solutions and services;

•	the competitive environment in which we operate;

•	our business dealings involving third-party partners in various markets;

•	modifications to governmental incentives or policies that support renewable energy;

•	our ability to compete successfully;

•	our ability to develop and introduce new technologies;

•	our ability to meet ESG expectations or standards and achieve our ESG goals;

•	our ability to attract and retain highly qualified personnel;

•	our ability to obtain, maintain, protect, and effectively enforce our intellectual property rights;

•	the risks from acquisitions, collaborations, and dispositions;

•	damage to our reputation;

•	our ability to comply with complex and increasing legal and regulatory requirements;

•	the failure to protect our intellectual property or allegations that we have infringed the intellectual property of others;

•	cybersecurity and privacy considerations;

•	legal proceedings and investigatory risks;

•	extensive laws and regulations;

•	environmental matters;

•	tax matters;

•	the impact of the commercial and credit environment on our access to capital;

•	exposure to interest rate and currency risk;

•	GE’s failure to complete the Spin-Off as planned or at all;

•	our failure to manage the transition to a stand-alone public company or achieve some or all of the benefits we expect to achieve from the Spin-Off

•	the risk of an active trading market not developing or being sustained

•	the risk of significant volatility in our stock price; and

•	certain factors discussed elsewhere in this prospectus.

These and other factors are more fully discussed in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections and elsewhere in this prospectus. Those cautionary statements are not exclusive and are in addition to other factors discussed elsewhere in this prospectus. Except as required by law, we assume no obligation to update or revise any forward-looking statements.

THE SPIN-OFF

Background

On November 9, 2021, GE announced its plans to form three industry-leading, global investment grade public companies: (i) GE Aerospace, (ii) GE HealthCare, and (iii) GE’s energy business, GE Vernova. The GE HealthCare Spin-Off was completed on January 3, 2023. To consummate the Spin-Off of GE Vernova, GE is undertaking the Reorganization Transactions and, following the Reorganization Transactions, will distribute all of the outstanding shares of our common stock to holders of GE’s common stock on a pro rata basis.

On February 29, 2024, the GE Board approved the distribution of all of the issued and outstanding shares of our common stock, on the basis of one share of our common stock for every four shares of GE common stock held as of the close of business on the record date of March 19, 2024.

On April 2, 2024, the Distribution Date, each GE stockholder will receive one share of our common stock for every four shares of GE common stock held at close of business on the record date. Following the Spin-Off, we will operate independently from GE. No approval of GE’s stockholders is required in connection with the Spin-Off, and GE’s stockholders will not have any appraisal rights in connection with the Spin-Off.

Completion of the Spin-Off is subject to the satisfaction, or the GE Board’s waiver, to the extent permitted by law, of a number of conditions. In addition, GE may at any time until the Spin-Off decide to abandon the Spin-Off or modify or change the terms of the Spin-Off. For a more detailed discussion, see “—Conditions to the Spin-Off.”

Reasons for the Spin-Off

In 2021, the GE Board authorized a review of GE’s business portfolio and capital allocation options, with the goal of enhancing shareholder value. Due to differences in operational and strategic focus between GE’s different businesses and because the renewable energy, power, and digital industries are highly complex and global markets that would benefit from the focus and investment by an independent company, GE considered a variety of alternatives for separating the GE Vernova business from GE. As part of its review process, GE evaluated a range of potential structural alternatives in addition to the Spin-Off, including potential opportunities for sales and other separation transactions. In this process, GE also evaluated potential options for maintaining its existing businesses and structure.

As part of this evaluation, the GE Board considered a number of factors, including strategic clarity and flexibility for GE and GE Vernova after the Spin-Off, the ability of the GE Vernova business to compete and operate efficiently in the renewable energy, power and digital markets (including the ability to retain and attract management talent), the financial profile of GE Vernova, GE Vernova’s ability to enhance merger, acquisition, and other capital allocation strategies for its focus areas, the expected tax impact of each structural alternative, and the potential reaction of investors. After evaluating these and other considerations, the GE Board concluded that the other alternatives considered did not present the same advantages as the Spin-Off, that the separation of the GE Vernova business from the remainder of GE as a stand-alone, public company is the most attractive alternative for enhancing long-term stockholder value and that proceeding with the Spin-Off would be in the best interests of GE and its stockholders.

In particular, the GE Board considered the following potential benefits in making the determination to consummate the Spin-Off:

•

Enhanced Strategic and Operational Focus: The Spin-Off will permit both us and GE, and our respective management teams and boards of directors, to more effectively focus on pursuing distinct operating strategies and to leverage our deep domain expertise. As a result, we will have greater agility to deliver market-leading innovation across our products, services, and solutions. This will enable each company to better serve and adapt faster to clients’ changing needs. After our separation from GE, GE intends to focus on GE Aerospace.

•

Strong Financial Profile to Support Growth: The Spin-Off will enable each company to maintain investment grade credit ratings and strong financial characteristics and to independently drive growth and investment to better address specific market dynamics and target innovation.

•

More Flexible and Efficient Allocation of Capital: The Spin-Off is expected to allow each company to use its securities to pursue and achieve strategic objectives including executing on acquisitions and other growth opportunities.

•

Alignment of Incentives with Performance: The Spin-Off will enable each company to create incentives for its management and employees that align more closely with business performance and the interests of their respective stockholders, which is also expected to help each company attract, retain, and motivate highly qualified personnel.

•

Attracting a Focused Investor Base: The Spin-Off allows each company to articulate a clear investment proposition and tailored capital allocation policy to attract a long-term investor base best suited to its business needs.

In determining whether to consummate the Spin-Off, the GE Board considered the costs and risks associated with the transaction, including the costs associated with preparing GE Vernova to become an independent, publicly traded company, the risk of volatility in our stock price immediately following the Spin-Off due to sales by GE stockholders whose investment objectives may no longer be met by shares of our common stock, the time it may take for us to attract our optimal stockholder base, the possibility of disruptions in our business as a result of the Spin-Off, the risk that the combined trading prices of shares of our common stock and the shares of common stock of GE after the Spin-Off may drop below the trading price of shares of common stock of GE before the Spin-Off, and the loss of synergies and scale, including the benefits of capital allocation operating as one company. Notwithstanding these costs and risks, taking into account the factors discussed above, GE determined that the Spin-Off provided the best opportunity to achieve the above benefits and enhance long-term stockholder value. Please refer to the “Risk Factors—Risks Relating to the Spin-Off” elsewhere in this prospectus for additional considerations.

Treatment of Equity Awards

GE equity awards outstanding as of the Distribution Date that are expected to be converted, in whole or in part, into GE Vernova equity awards, are described below.

Stock Option and Restricted Stock Unit Awards Held by GE Vernova Employees and Performance Share Award Held by GE’s CEO

As of the Distribution Date, (i) each outstanding GE stock option and restricted stock unit award (including any performance stock unit award) that is held immediately prior to the Spin-Off by an employee of GE Vernova or one of its subsidiaries and (ii) a portion of the outstanding performance share award held by GE’s CEO immediately prior to the Spin-Off will be converted into a respective stock option, restricted stock unit or performance share award denominated in shares of our common stock. Each of our converted awards will generally be subject to the same terms, vesting conditions and other restrictions that applied to the original GE award immediately before the Spin-Off, except that performance-vesting conditions, as applicable, will be adjusted to reflect the Spin-Off.

Director Deferred Stock Units

As of the Distribution Date, a portion of each outstanding GE deferred stock unit held by a current or former director of GE will be converted into a deferred stock unit relating to shares of our common stock. GE will retain the liability for our deferred stock units held by each current and former director of GE, except that GE Vernova will assume the liability for dividend payments made in respect of converted deferred stock units held by a GE director immediately prior to the Distribution Date who serves on the board of GE Vernova after the Distribution Date. Our deferred stock units will generally be subject to the same terms, payment timing rules and other restrictions that applied to the original GE deferred stock units immediately before the Spin-Off.

Results of the Spin-Off

After the Spin-Off, we will be an independent, publicly traded company. Immediately following the Spin-Off, we expect to have approximately 272,083,576 shares of our common stock outstanding, based on the number of GE shares of common stock outstanding on January 15, 2024. The actual number of shares of our common stock GE will distribute in the Spin-Off will depend on the actual number of shares of GE common stock outstanding on the Record Date, which will reflect any issuance of new shares, vesting of equity awards, or exercises of outstanding options pursuant to GE’s equity plans, and any repurchase of GE shares by GE under its common stock repurchase program, on or prior to the Record Date. Shares of GE common stock held by GE as treasury shares will not be considered outstanding for purposes of, and will not be entitled to participate in, the Spin-Off. The Spin-Off will not affect the number of outstanding shares of GE common stock or any rights of GE stockholders. However, following the Spin-Off, the equity value of GE will no longer reflect the value of the GE Vernova business. Although GE believes that our separation from GE offers its stockholders the greatest long-term value, there can be no assurance that the combined trading prices of the GE common stock and our common stock will equal or exceed what the trading price of GE common stock would have been in absence of the Spin-Off.

Before our separation from GE, we intend to enter into the Separation and Distribution Agreement and several other agreements with GE related to the Spin-Off. These agreements will govern the relationship between us and GE up to and after completion of the Spin-Off and allocate between us and GE various assets, liabilities, rights and obligations, including employee benefits, environmental, intellectual property, and tax-related assets and liabilities. We describe these arrangements in greater detail under “Certain Relationships And Related Person Transactions—Agreements with GE.”

Listing and Trading of Our Common Stock

As of the date of this prospectus, we are a wholly-owned subsidiary of GE. Accordingly, no public market for our common stock currently exists, although a “when-issued” market in our common stock may develop prior to the Spin-Off. Our common stock has been approved for listing on the New York Stock Exchange under the ticker symbol “GEV.” Following the Spin-Off, GE common stock will continue to trade on the New York Stock Exchange under the ticker symbol “GE.”

Although GE believes that our separation from GE offers its stockholders the greatest long-term value, neither we nor GE can assure you as to the trading price of GE common stock or our common stock after the Spin-Off, or as to whether the combined trading prices of our common stock and the GE common stock after the Spin-Off will equal or exceed the trading prices of GE common stock prior to the Spin-Off. The trading price of our common stock may fluctuate significantly following the Spin-Off.

The shares of our common stock distributed to GE stockholders will be freely transferable, except for shares received by individuals who are our affiliates. Individuals who may be considered our affiliates after the Spin-Off include individuals who control, are controlled by, or are under common control with us, as those terms generally are interpreted for federal securities law purposes. These individuals may include some or all of our directors and executive officers. Individuals who are our affiliates will be permitted to sell their shares of our common stock only pursuant to an effective registration statement under the Securities Act of 1933, or the “Securities Act,” or an exemption from the registration requirements of the Securities Act, such as those afforded by Section 4(a)(1) of the Securities Act or Rule 144 thereunder.

Conditions to the Spin-Off

We expect that the Spin-Off will be effective on the Distribution Date, provided that the following conditions shall have been satisfied or waived by GE:

•	the GE Board shall have approved the Spin-Off and not withdrawn such approval, and shall have declared the dividend of our common stock to GE stockholders;

•	the Separation and Distribution Agreement, as well as the ancillary agreements contemplated by the Separation and Distribution Agreement, shall have been executed by each party to those agreements;

•

the SEC shall have declared effective our Registration Statement on Form 10 under the Exchange Act, and no stop order suspending the effectiveness of the Registration Statement on Form 10 shall be in effect and no proceedings for that purpose shall be pending before or threatened by the SEC;

•	our common stock shall have been accepted for listing on a national securities exchange approved by GE, subject to official notice of issuance;

•

GE shall have received the written opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP, which shall remain in full force and effect, regarding the intended tax treatment of the Spin-Off under the Code;

•	GE shall have received the written opinion of Ernst & Young, LLP, which shall remain in full force and effect, regarding the intended tax treatment of the Spin-Off under the Code;

•	the Reorganization Transactions shall have been completed (other than those steps that are expressly contemplated to occur at or after the Spin-Off);

•

no order, injunction, or decree issued by any governmental authority of competent jurisdiction or other legal restraint or prohibition preventing consummation of the Spin-Off shall be in effect, and no other event outside the control of GE shall have occurred or failed to occur that prevents the consummation of the Spin-Off;

•

no other events or developments shall have occurred prior to the Spin-Off that, in the judgment of the GE Board, would result in the Spin-Off having a material adverse effect on GE or its stockholders;

•

prior to the Distribution Date, the Notice of Internet Availability of the Information Statement included as an exhibit to our Registration Statement on Form 10 or such Information Statement shall have been mailed to the holders of GE common stock as of the Record Date; and

•	certain other conditions set forth in the Separation and Distribution Agreement.

Any of the above conditions may be waived by the GE Board to the extent such waiver is permitted by law. If GE waives a condition or changes the terms of the Spin-Off and such waiver or change is material to GE stockholders, we would communicate such waiver or change to GE’s stockholders by filing a Form 8-K describing the waiver or change.

The fulfillment of the above conditions will not create any obligation on GE’s part to complete the Spin-Off. We are not aware of any material federal, foreign, or state regulatory requirements with which we must comply, other than SEC rules and regulations, or any material approvals that we must obtain, other than the approval for listing of our common stock and the SEC’s declaration of the effectiveness of the Registration Statement, in connection with the Spin-Off. GE may at any time until the Spin-Off decide to abandon the Spin-Off or modify or change the terms of the Spin-Off.

USE OF PROCEEDS

The Company will not receive any proceeds from the shares of our common stock or plan interests offered under the GE Vernova Retirement Savings Plan.

DIVIDEND POLICY

As an independent, publicly traded company, we will be determining the optimal allocation of capital to achieve the company’s strategy and deliver competitive returns to our stockholders, including whether to pay cash dividends to our stockholders. The timing, declaration, amount, and payment of future dividends to stockholders, if any, will fall within the discretion of our Board. Among the items we will consider when establishing a dividend policy will be the capital needs of GE Vernova and opportunities to retain future earnings for use in the operation of our business and to fund future growth. There can be no assurance that we will pay a dividend in the future or continue to pay any dividend if we do commence the payment of dividends.

CAPITALIZATION

The following table sets forth our Cash, cash equivalents, and restricted cash and capitalization as of December 31, 2023, on a historical basis and on a pro forma basis to give effect to the Spin-Off and the transactions related to the Spin-Off, as if they occurred on December 31, 2023. You should review the following table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our audited combined financial statements and the notes thereto, and our unaudited pro forma condensed combined financial statements and the notes thereto included elsewhere in this prospectus.

	As of December 31, 2023
($ in millions)	Historical	Pro Forma
Assets
Cash, cash equivalents and restricted cash(a)	$1,551	$3,597

Liabilities
Total debt(a)	129	129
Stockholders’ equity
Net parent investment	8,051	—
Common stock	—	3
Additional paid-in capital	—	8,636
Accumulated other comprehensive income (loss) – net attributable to GE Vernova	(635)	(635)

Total equity attributable to GE Vernova	7,416	8,004
Noncontrolling interests	964	964

Total equity	8,380	8,968

Total capitalization	$8,509	$9,097

(a)

In connection with the Spin-Off, we expect to either receive a net cash contribution from GE to be used for our future operations or to make a cash distribution to GE such that our cash balance on the date of the completion of the Spin-Off will be approximately $4.2 billion, of which $603 million is reported in Assets of business held for sale as of December 31, 2023 related to the planned sale of a portion of our Steam business to Electricité de France S.A. (“EDF”). Based on the December 31, 2023 cash balance of approximately $2.2 billion, consisting of (1) cash, cash equivalents and restricted cash of approximately $1.6 billion and (2) approximately $0.6 billion reported in Assets of business held for sale as of December 31, 2023 related to the planned sale of a portion of our Steam business to EDF, a net cash contribution to us from GE of approximately $2.0 billion would be required. This amount, however, will be finalized based on the performance of GE Vernova in the first quarter of 2024, so that the cash balance expected at the time of the Spin-Off will be approximately $4.2 billion. At the time of sale, a portion of the cash consideration that we will receive from EDF will compensate us for the amount of cash recorded in Assets of business held for sale. The planned sale of a portion of our Steam business to EDF is not a strategic shift as described in ASC 205, and therefore has not been and will not be presented in the future as discontinued operations.

In addition, we intend to enter into a $3.0 billion committed revolving credit facility. The facility is not expected to be utilized at the closing of the Spin-Off, however, we expect to use this facility to fund near-term intra-quarter working capital needs. We also intend to enter into a $3.0 billion committed trade finance facility. The trade finance facility is not expected to be utilized and will not provide direct liquidity to GE Vernova. The terms of such indebtedness are subject to change and will be finalized prior to the closing of the Spin-Off. See “Unaudited Pro Forma Condensed Combined Financial Statements,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The following unaudited pro forma condensed combined financial statements consist of the unaudited pro forma condensed combined statement of income (loss) for the year ended December 31, 2023 and the unaudited pro forma condensed combined statement of financial position as of December 31, 2023.

The unaudited pro forma condensed combined financial statements reflect adjustments to our historical audited combined statement of income (loss) for the year ended December 31, 2023 and our historical audited combined statement of financial position as of December 31, 2023.

The unaudited pro forma condensed combined statement of income (loss) gives effect to the Spin-Off and related transactions, described below, as if they had occurred on January 1, 2023, the beginning of our most recently completed fiscal year. The unaudited pro forma condensed combined statement of financial position gives effect to the Spin-Off and related transactions as if they occurred as of December 31, 2023, our latest statement of financial position date.

The unaudited pro forma condensed combined financial statements have been prepared to reflect transaction accounting and autonomous entity adjustments to present the financial condition and results of operations as if we were a separate stand-alone entity. In addition, the unaudited pro forma condensed combined financial statements include a presentation of management adjustments that management believes are necessary to enhance an understanding of the pro forma effects of the transaction. The unaudited pro forma condensed combined financial statements have been adjusted to give effect to the following (collectively, the “Pro Forma Transactions”):

•

the contribution of assets and liabilities that comprise our business by GE and the retention by GE of certain specified assets and liabilities reflected in our historical combined financial statements, in each case, pursuant to the Separation and Distribution Agreement;

•	the expected transfer to us, prior to or concurrent with the Spin-Off, of various GE assets and liabilities not included in our historical combined statement of financial position;

•	the anticipated post Spin-Off capital structure, including the issuance of approximately 272,083,576 shares of our common stock to holders of GE common stock in connection with the Spin-Off;

•	the impact of the Tax Matters Agreement to be entered into with GE in connection with the Spin-Off;

•

the impact of the Transition Services Agreement and other commercial agreements to be entered into with GE in connection with the Spin-Off (see “Certain Relationships and Related Person Transactions”);

•	transaction and incremental income and costs expected to be incurred as an autonomous entity and specifically related to the Spin-Off; and

•	other adjustments described in the notes to the unaudited pro forma condensed combined financial statements.

The unaudited pro forma condensed combined financial statements were prepared in accordance with Article 11 of Regulation S-X. The unaudited pro forma condensed combined financial statements are presented for informational purposes only and do not purport to represent what our financial position and results of operations actually would have been had the Pro Forma Transactions occurred on the dates indicated, or to project our financial performance for any future period. The unaudited pro forma condensed combined financial statements are based on information and assumptions, which are described in the accompanying notes. These amounts are an estimate, and the final amounts could differ materially from these estimates.

Our historical combined financial statements, which were the basis for the unaudited pro forma condensed combined financial statements, were prepared on a carve-out basis as we did not operate as a stand-alone entity for the periods presented. Accordingly, such financial information reflects an allocation of certain corporate costs, such as finance, supply chain, human resources, information technology, insurance, employee benefits, and other expenses that are either specifically identifiable or clearly applicable to GE Vernova. See Notes 1 and 22 to the historical combined financial statements as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Estimates” included elsewhere in this prospectus for further information on the allocation of corporate costs.

The unaudited pro forma condensed combined financial statements have been prepared to include transaction accounting (including the impact of changes to our legal entity structure in anticipation of the Spin-Off), autonomous entity and management adjustments to reflect the financial condition and results of operations as if we were a stand-alone entity. Transaction adjustments have been presented to show the impact and associated cost as a direct result of the legal separation from GE, including the establishment of GE Vernova’s expected capital structure and funding at the time of Spin-Off, transfer of certain renewable energy U.S. tax equity investments to GE, and the Tax Matters Agreement. Autonomous entity adjustments have been presented to show the impact of items such as the Transition Services Agreement, lease arrangements with third parties and GE, and certain incremental costs expected to be incurred as an autonomous entity. In addition, the unaudited pro forma condensed combined financial statements include a presentation of management adjustments that management believes are necessary to enhance an understanding of the pro forma effects of the transaction. Actual future costs incurred may differ from these estimates.

The unaudited pro forma condensed combined financial statements shown below should be read in conjunction with the sections herein entitled “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Certain Relationships and Related Person Transactions” as well as the historical combined financial statements and the corresponding notes included elsewhere in this prospectus. For factors that could cause actual results to differ materially from those presented in the unaudited pro forma condensed combined financial statements, see “Cautionary Statement Concerning Forward-Looking Statements” and “Risk Factors” included elsewhere in this prospectus.

Unaudited Pro Forma Condensed Combined Statement of Income (Loss)

For the Year Ended December 31, 2023

($ in millions, except share and per share amounts)	Historical	Transaction Accounting Adjustments			Autonomous Entity Adjustments			Pro Forma

Sales of equipment	$18,258	$—			$—			$18,258
Sales of services	14,981	—			—			14,981

Total revenues	33,239	—			—			33,239

Cost of equipment	18,705	15	(d	)	—			18,720
Cost of services	9,716	—			—			9,716

Gross profit	4,818	(15)			—			4,803

Selling, general and administrative expenses	4,845	—			83	(m	), (o), (p)	4,928
Research and development expenses	896	—			—			896

Operating income (loss)	(923)	(15)			(83)			(1,021)

Interest and other financial charges – net	(98)	27	(a	), (d)	—			(71)
Non-operating benefit income	567	—			—			567
Other income (expense) – net	324	132	(d	)	20	(n	)	476

Income (loss) before income taxes	(130)	144			(63)			(49)
Provision (benefit) for income taxes	344	183	(i	)	—	(q	)	527

Net income (loss)	(474)	(39)			(63)			(576)
Net loss (income) attributable to noncontrolling interests	36	—			—			36

Net income (loss) attributable to GE Vernova	$(438)	$(39)			$(63)			$(540)

Earnings (loss) per share of common stock
Basic						(k	)	$(1.98)
Diluted						(k	)	$(1.98)
Weighted-average number of common shares outstanding
Basic						(k	)	272,083,576
Diluted						(k	)	272,083,576

See accompanying notes to the unaudited pro forma condensed combined financial statements.

Unaudited Pro Forma Condensed Combined Statement of Financial Position

As of December 31, 2023

($ in millions)	Historical	Transaction Accounting Adjustments			Autonomous Entity Adjustments		Pro Forma

Cash, cash equivalents and restricted cash	$1,551	$2,046	(a	), (b)	$—		$3,597
Current receivables – net	7,409	76	(h	)	—		7,485
Due from related parties	80	(76)	(h	)	—		4
Inventories, including deferred inventory costs	8,253	—			—		8,253
Current contract assets	8,339	—			—		8,339
All other current assets	352	—			48	(p)	400
Assets of business held for sale	1,444	—			—		1,444

Current assets	27,428	2,046			48		29,522

Property, plant and equipment – net	5,228	11	(c	)	12	(l)	5,251
Goodwill	4,437	—			—		4,437
Intangible assets – net	1,042	11	(c	)	—		1,053
Contract and other deferred assets	621	—			—		621
Equity method investments	3,555	(1,214)	(c	), (d)	—		2,341
Deferred income taxes	1,582	16	(e	), (i)	—		1,598
All other assets	2,228	132	(a	), (b), (c)	11	(p)	2,371

Total assets	$46,121	$1,002			$71		$47,194

Accounts payable and equipment project payables	$7,900	$376	(h	)	$—		$8,276
Due to related parties	532	(498)	(h	)	—		34
Contract liabilities and deferred income	15,074	—			—		15,074
All other current liabilities	4,352	238	(c	), (f), (g), (h)	8	(l)	4,598
Liabilities of business held for sale	1,448	—			—		1,448

Current liabilities	29,306	116			8		29,430

Deferred income taxes	382	—			—		382
Noncurrent compensation and benefits	3,273	45	(g	), (h)	—		3,318
All other liabilities	4,780	309	(b	), (c), (d), (f)	7	(l)	5,096

Total liabilities	37,741	470			15		38,226

Net parent investment	8,051	(8,051)	(a	), (c) - (g), (i), (j)	—		—
Common stock, $0.01 par value	—	3	(j	)	—		3
Additional paid-in capital	—	8,580	(j	)	56	(l), (p)	8,636
Accumulated other comprehensive income (loss) – net attributable to GE Vernova	(635)	—			—		(635)

Total equity attributable to GE Vernova	7,416	532			56		8,004
Noncontrolling interests	964	—			—		964

Total equity	8,380	532			56		8,968

Total liabilities and equity	$46,121	$1,002			$71		$47,194

See accompanying notes to the unaudited pro forma condensed combined financial statements.

Notes to the Unaudited Pro Forma Condensed Combined Financial Statements

The unaudited pro forma condensed combined statement of income (loss) for the year ended December 31, 2023 and the unaudited pro forma condensed combined statement of financial position as of December 31, 2023 include the following adjustments:

Transaction Accounting Adjustments:

(a)

Historically, we participated in cash pooling and other financing arrangements with GE to manage liquidity and fund our operations and, upon completion of this Spin-Off, we will no longer participate in these arrangements. In connection with the Spin-Off, we expect to either receive a net cash contribution from GE to be used for our future operations or to make a cash distribution to GE such that our cash balance on the date of the completion of the Spin-Off will be approximately $4.2 billion, of which $603 million is reported in Assets of business held for sale as of December 31, 2023 related to the planned sale of a portion of our Steam business to Electricité de France S.A. (“EDF”). Based on the December 31, 2023 cash balance of approximately $2.2 billion, consisting of (1) cash, cash equivalents and restricted cash of approximately $1.6 billion and (2) approximately $0.6 billion reported in Assets of business held for sale as of December 31, 2023 related to the planned sale of a portion of our Steam business to EDF, a net cash contribution to us from GE of approximately $2.0 billion would be required. This net cash contribution from GE would be comprised of approximately $1.7 billion as described in this adjustment (a) and approximately $0.3 billion as described in adjustment (b). This amount, however, will be finalized based on the performance of GE Vernova in the first quarter of 2024, so that the cash balance expected at the time of the Spin-Off will be approximately $4.2 billion. At the time of sale, a portion of the cash consideration that we will receive from EDF will compensate us for the amount of cash recorded in Assets of business held for sale. The planned sale of a portion of our Steam business to EDF is not a strategic shift as described in ASC 205, and therefore has not been and will not be presented in the future as discontinued operations.

Prior to the completion of the Spin-Off, we intend to enter into a $3.0 billion committed revolving credit facility. The facility is not expected to be utilized at the closing of the Spin-Off, however, we expect to use this facility to fund near-term intra-quarter working capital needs. In addition, we intend to enter into a $3.0 billion committed trade finance facility. The trade finance facility is not expected to be utilized and will not provide direct liquidity to GE Vernova. Total deferred debt issuance costs associated with the credit facility and trade finance facility of $15 million are recorded in All other assets and are amortized to Interest and other financial charges – net over the terms of the credit facility and trade finance facility. In addition, annual fees related to the credit facility and trade finance facility are recorded in Interest and other financial charges – net. Total amortization and fees related to the credit facility and trade finance facility are $17 million for the year ended December 31, 2023.

(b)

This adjustment reflects assets and liabilities that are unrelated to the historical operations of GE Vernova but relate to certain legal entities that will be transferred from GE to GE Vernova in connection with the Spin-Off and will be subject to indemnifications for the full amount by either GE or GE Vernova. Refer to the below table for further details.

($ in millions)	As of December 31, 2023
Cash, cash equivalents and restricted cash	$323
All other assets	$80
All other liabilities	$403

This adjustment includes the transfer of restricted cash of $323 million and a deposit of $32 million included in All other assets in connection with certain legal matters related to legacy GE operations, and a corresponding indemnification liability has been recorded for $355 million in All other liabilities that reflects the use of these funds to settle any associated obligations and the return of any remaining cash to GE in a future reporting period once resolved.

This adjustment also includes liabilities of $48 million transferred to GE Vernova related to GE legal and environmental, health and safety matters, with a corresponding indemnification asset due from GE recorded in All other assets.

(c)

This adjustment reflects assets and liabilities that have historically been shared with other GE businesses but that are expected to transfer to us, prior to or concurrent with the Spin-Off. See Note 1 to the historical combined financial statements for further discussion of the basis of presentation and the Company’s historical assets and liabilities. Refer to the below table for further details.

($ in millions)	As of December 31, 2023
Property, plant and equipment – net	$11
Intangible assets – net	$11
Equity method investments	$13
All other assets	$37
All other current liabilities	$60
All other liabilities	$7
Net parent investment	$5

(d)

This adjustment removes renewable energy U.S. tax equity investments of $1,227 million owned by our Financial Services business that are included in the historical combined financial statements but that will be transferred by us to GE prior to the Spin-Off with their related tax attributes. This adjustment also removes $146 million of deferred income recorded in All other liabilities primarily related to intercompany profit eliminations that we defer when our Wind segment records sales to the investees and recognize over the estimated life of the related investment.

In addition, this adjustment reflects the corresponding impact to the unaudited pro forma condensed combined statement of income (loss), including the removal of gains and losses related to these investments, interest expense allocated to us by GE for funding such investments and the net impact of intercompany profit eliminations of $15 million recorded during the year. The table below provides further details on the removal of these investments from the unaudited pro forma condensed combined statement of income (loss):

($ in millions)	Year Ended December 31, 2023
Cost of equipment	$15
Interest and other financial charges – net	$44
Other income (expense) – net	$132

These investments generated production tax credits of $183 million for the year ended December 31, 2023. See note (i) for further details related to the tax effects of the pre-tax transaction pro forma adjustments.

(e)	This adjustment reflects the net amount of deferred tax assets of $3 million related to tax attributes that are expected to be transferred from us to GE as a result of the Spin-Off.

Certain tax attributes, such as net operating losses, credit carryforwards, and fully offsetting valuation allowances, existed in the stand-alone GE Vernova combined financial statements as a result of using the separate return method but will not exist in GE Vernova’s financial statements following the Spin-Off. These tax attributes have been derecognized in the unaudited pro forma condensed combined statement of financial position.

(f)

This adjustment reflects the establishment of indemnification liabilities of $64 million by GE Vernova and a reduction to uncertain tax positions of $19 million and related interest of $13 million pursuant to the Tax Matters Agreement. Refer to the below table for further details.

($ in millions)	Year Ended December 31, 2023
All other current liabilities	$(13)
All other liabilities	$45
Net parent investment	$(32)

(g)

Reflects $87 million in All other current liabilities and $27 million in Noncurrent compensation and benefits with respect to additional employee-related obligations expected to be transferred from GE to GE Vernova prior to Spin-Off. These liabilities are incremental to the liabilities included in the audited combined statement of financial position as they relate to shared liabilities that were not allocated ratably to GE Vernova but for which GE Vernova records and pays the related expense in the reporting period.

(h)

Reflects the reclassification of certain transactions historically included in related parties accounts to the appropriate third-party or employee-related accounts based on the nature of the transaction, as of December 31, 2023.

($ in millions)	As of December 31, 2023
Current receivables, net	$76
Due from related parties	$(76)
Accounts payable and equipment project payables	$376
Due to related parties	$(498)
All other current liabilities	$104
Noncurrent compensation and benefits	$18

(i)

Reflects the tax effects of the transaction pro forma adjustments at the applicable statutory tax rates, net of related valuation allowances, and the expected effects of the Separation and Distribution Agreement, changes to our legal entity structure in anticipation of the Spin-Off and stand-alone effects within the respective jurisdictions. This adjustment was determined by applying the respective statutory tax rates to pre-tax pro forma adjustments in jurisdictions where valuation allowances were not required. The applicable tax rates could be impacted (either higher or lower) depending on many factors subsequent to the Spin-Off including the profitability in local jurisdictions and the legal entity structure implemented subsequent to the Spin-Off and may be materially different from the pro forma results. In addition to the $183 million expense for income taxes recorded in the unaudited pro forma condensed combined statement of income (loss), primarily related to the removal of production tax credits generated by renewable energy tax equity investments to be transferred to GE, this adjustment includes deferred tax assets of $19 million reflected in the unaudited pro forma condensed combined statement of financial position as of December 31, 2023.

(j)

Reflects the reclassification of GE’s net investment in our Company to Additional paid-in capital, as well as the issuance of 272,083,576 shares of our common stock with a par value of $0.01 per share pursuant to the Separation and Distribution Agreement. We have assumed the number of outstanding shares of our common stock based on 1,088,334,304 shares of GE common stock outstanding as of January 15, 2024 and on the basis of one share of our common stock for every four shares of GE common stock. The actual number of shares issued will not be known until the record date for the distribution.

(k)

The weighted-average number of shares used to compute pro forma basic and diluted earnings (loss) per share for the year ended December 31, 2023 is 272,083,576, on the basis of one share of our common stock for every four shares of GE common stock outstanding as of January 15, 2024. In periods in which we report a net loss, pro forma diluted earnings (loss) per share is the same as pro forma basic earnings (loss) per share since the inclusion of common stock equivalents would be anti-dilutive.

Autonomous Entity Adjustments:

(l)

Reflects the net impact of lease arrangements with third parties and lease arrangements with GE for shared facilities and equipment that have been entered into or will be entered into prior to the Spin-Off. These adjustments record the operating right-of-use assets and related operating lease liabilities based on the estimated present value of the lease payments over the lease term. The pro forma adjustment related to our leases is reflected in the unaudited pro forma condensed combined statement of financial position as of December 31, 2023, as follows:

($ in millions)	Property, plant and equipment – net	All other current liabilities	All other liabilities
Operating leases	$12	$8	$7

(m)

Pursuant to the Transition Services Agreement and the Trademark License Agreement we intend to enter into with GE, we will incur incremental expenses of approximately $10 million for the year ended December 31, 2023 above the previous allocation of GE corporate costs. Costs incurred under the Transition Services Agreement are primarily related to certain digital technology, human resources, supply chain, finance, and real estate services, among other services.

(n)

This adjustment reflects an investment management fee of $20 million expected to be payable to GE Vernova for Financial Services’ continuing involvement and management of the renewable energy U.S. tax equity investments on behalf of GE after the Spin-Off and until the related investments are exited. This management fee is recorded in Other income (expense) and will vary based on the value of assets managed on behalf of GE and is expected to continue over a period of three to five years. See note (d) for further details related to these investments.

(o)

In preparation for the Spin-Off, we are working to seek novation or assignment of the GE credit support (as defined in the section “Certain Relationships and Related Person Transactions—Agreements with GE—Separation and Distribution Agreement—Credit Support,” the majority of which relates to parent company guarantees, associated with GE Vernova legal entities from GE to GE Vernova. Pursuant to an agreement we intend to enter into with GE, commencing on January 1, 2025, we will pay a fee to GE based on amounts related to the GE credit support. This adjustment reflects an annual fee of up to approximately $25 million associated with the amount of credit support expected to be provided by GE during 2025 based on the expected contractual maturity of the underlying obligations as if such credit support was required for the year ended December 31, 2023 and assuming no additional novations or assignments (with a release of GE) of any GE credit support to GE Vernova were completed. This fee is recorded in Selling, general and administrative expenses. Future fees will vary depending on the amount of remaining credit support and fee structure agreed to with GE. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Capital Resources and Liquidity—Parent Company Credit Support” included elsewhere in this prospectus for further information.

(p)

As part of the Spin-Off, GE will incur additional non-recurring costs for the development of advanced research and other technological infrastructure on behalf of GE Vernova. These costs are expected to be incurred within eighteen months of the Spin-Off. Upon the Spin-Off, we will record a prepaid asset of approximately $59 million representing the value to be received from such development activities. Capitalization of such expenditures for GE Vernova is expected to be limited given these activities are necessary for the separation of GE Vernova from GE. Related non-cash non-recurring expenses of approximately $48 million have been recorded in Selling, general and administrative expenses for the year ended December 31, 2023. Refer to the below table for further details.

($ in millions)	Year Ended December 31, 2023
All other current assets	$48
All other assets	$11
Additional paid-in capital	$59

(q)

Reflects the tax effects of the autonomous entity pro forma adjustments at the applicable statutory tax rates, net of related valuation allowance, and the expected effects of the Separation and Distribution Agreement and the Tax Matters Agreement, or stand-alone effects within the respective jurisdictions. The tax benefit associated with the autonomous entity adjustments described above is zero given a full valuation allowance is required in the jurisdictions where the costs will be incurred. The applicable tax rates could be impacted depending on many factors subsequent to the Spin-Off including, but not limited to, the profitability in local jurisdictions and the legal entity structure implemented subsequent to the Spin-Off and may be materially different from the pro forma results.

Management Adjustments:

We have elected to present management adjustments to the pro forma financial information and included all adjustments that are, in the opinion of management, necessary for a fair statement of such information. Following the Spin-Off, we expect to incur incremental costs as a stand-alone entity in certain of our corporate support functions (e.g., finance, accounting, tax, treasury, information technology, human resources, and legal, among others). We received the benefit of economies of scale as businesses within GE’s overall centralized model; however, in establishing these independent support functions, the expenses will be higher than the prior shared allocation.

As a stand-alone public company, we expect to incur certain costs in addition to those incurred pursuant to the Transition Services Agreement as described in note (m) and other transaction and autonomous entity adjustments noted above, including costs resulting from:

•

One-time and non-recurring expenses associated with Spin-Off and stand-up of functions required to operate as a stand-alone public entity. These non-recurring costs primarily relate to system implementation costs, business and facilities separation, applicable employee-related costs, development of our brand, and other matters; and

•

Recurring and ongoing costs required to operate new functions required for a public company, such as external reporting, internal audit, treasury, investor relations, board of directors and officers, stock administration, and expanding the services of existing functions such as information technology, finance, supply chain, human resources, legal, tax, facilities, branding, security, government relations, community outreach, and insurance.

We estimate that we would have incurred approximately $410 million of total expenses (including one-time expenses of approximately $210 million and estimated recurring expenses of $200 million) for the year ended December 31, 2023 if the Spin-Off had occurred on January 1, 2023. We expect to incur these costs beginning at Spin-Off, with one-time costs expected to be incurred over a period of twelve to twenty-four months post Spin-Off.

These management adjustments are reflective of the dis-synergies that we expect as a stand-alone public company. We estimated these dis-synergies by assessing the resources and associated one-time and recurring costs that each function (e.g., finance, information technology, human resources, etc.) will require to stand up and operate GE Vernova as a stand-alone public company. We expect to address shortfalls to the estimated required resources, in addition to the services provided by GE under the Transition Services Agreement, through additional hiring or incremental vendor and other third-party spend.

The dis-synergies have been estimated based on assumptions that our management believes are reasonable. However, actual additional costs that will be incurred could be different from the estimates and would depend on several factors, including the economic environment, results of contractual negotiations with third party vendors, ability to execute on proposed separation plans, and strategic decisions made in areas such as manufacturing, selling and marketing, research and development, information technology, and infrastructures. In addition, adverse effects and limitations including those discussed in the section entitled “Risk Factors” to this document may impact actual costs incurred. We may also decide to increase or reduce resources or invest more heavily in certain areas in the future, which may differentiate the management adjustments even further from actual costs incurred in the future. These management adjustments include forward-looking information.

For the year ended December 31, 2023

($ in millions, except share and per share amounts)	Net income (loss)	Basic earnings (loss) per share	Diluted earnings (loss) per share
Unaudited pro forma condensed combined net income (loss)(a)	$(576)
Net loss (income) attributable to noncontrolling interests(a)	36

Unaudited pro forma condensed combined net income (loss) attributable to GE Vernova(a)	(540)	$(1.98)	$(1.98)
Management’s adjustments	(410)	(1.51)	(1.51)
Tax effect(b)	—	—	—

Unaudited pro forma condensed combined net income (loss) attributable to GE Vernova after management’s adjustments	$(950)	$(3.49)	$(3.49)

Weighted-average number of common shares outstanding(c):
Basic	272,083,576
Diluted	272,083,576

(a)	As shown in the unaudited pro forma condensed combined statement of income (loss).
(b)	No tax effect has been included as most tax jurisdictions require a full valuation allowance to be recorded for the tax benefits associated with the management adjustments described above.
(c)	The aforementioned management adjustments are not expected to result in any change to the number of shares or potential common shares to be issued in the Spin-Off.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our audited combined financial statements and corresponding notes, the unaudited pro forma condensed combined financial information and corresponding notes and other financial information included elsewhere in this prospectus. Unless otherwise noted, tables are presented in U.S. dollars in millions. This discussion contains forward-looking statements that are based upon current expectations and are subject to uncertainty and changes in circumstances. Our actual results could differ materially from the results contemplated by these forward-looking statements due to a number of factors, including those discussed below and elsewhere in this prospectus, particularly in “Risk Factors.”

BUSINESS OVERVIEW

GE Vernova is a global leader in the electric power industry, with products and services that generate, transfer, orchestrate, convert, and store electricity. We design, manufacture, deliver, and service technologies to create a more reliable and sustainable electric power system, enabling electrification and decarbonization, underpinning the progress and prosperity of the communities we serve. We are a purpose-built company, uniquely positioned with a scope and scale of solutions to accelerate the energy transition, while servicing and growing our installed base and strengthening our own profitability and shareholder returns. We have a strong history of innovation which is a key strength enabling us to meet our customers’ needs. GE Vernova innovates and invests across our broad portfolio of technologies to help our customers meet growing demand for electricity generation and reduce the carbon intensity of power grids and electricity supply, while maintaining or improving system reliability, affordability, and sustainability. Today, approximately 30% of the world’s electricity is generated using GE Vernova’s installed base of technologies.

We report three business segments that are aligned with the nature of equipment and services they provide, specifically Power, Wind and Electrification. Within our segments, Power includes gas, nuclear, hydro and steam technologies, providing a critical foundation of dispatchable, flexible, stable, and reliable power. Our Wind segment includes our wind generation technologies, inclusive of onshore and offshore wind turbines and blades. Electrification includes grid solutions, power conversion, electrification software, and solar and storage solutions technologies required for the transmission, distribution, conversion, storage, and orchestration of electricity from point of generation to point of consumption.

TRENDS AND FACTORS IMPACTING OUR PERFORMANCE

We believe our performance and future success depends on a number of factors that present significant opportunities for us but also pose risks and challenges, including those discussed below and in the section entitled “Risk Factors.”

Our worldwide operations are affected by regional and global factors including industry mega-trends like decarbonization, an increasing demand for clean energy alternatives and changes in broader economic and geopolitical conditions. These trends, along with the growing focus on the digitization and sustainability of the electricity infrastructure, drive growth across each of our business segments. Our industry-defining technologies and commitment to innovation position us well to capitalize on these long-term trends:

•

Demand Growth for Electricity Generation – Significant investment, infrastructure, and supply diversity will be essential to help meet forecasted energy demand growth arising from population and global economic growth.

•

Decarbonization – The urgency to combat climate change is fueling technology advancements that improve the economic viability and efficiency of clean energy alternatives and facilitate the transition to a more sustainable power sector.

•

Evolving Generation Mix – The power industry is shifting from coal generation to more electricity generated from zero- or low-carbon energy sources, and an evolving balance of generation sources will be necessary to maintain a reliable, resilient and affordable system.

•

Energy Resilience & Security – Threats and challenges from extreme weather events, cyber-attacks, and geopolitical tensions have increased focus on the strength and resilience of power generation and transmission and reinforced the need for a diversified mix of energy sources.

•

Grid Modernization and Investment – Increased demand and the integration of advanced generation and storage solutions drive the need to update aging infrastructure with new grid integration and automation solutions.

Competition for resources throughout the supply chain has increased over the course of the last several years, and we have experienced and expect to continue to experience inflation pressure as well as delays in sourcing key materials needed for our products. We managed the impact of inflationary pressure and sourcing delays by deploying lean initiatives to drive cost productivity, partnering with our suppliers and adjusting the pricing of our products and services. As a result, these impacts were not material to our results of operations or capital resources. The countermeasures presented no material risks to our ability to produce and deliver quality products and services. Our financial performance may be impacted by the supply chain, including the impact of increasing prices of labor and raw materials, heightened regulatory requirements, as well as limitations on capacity and increased cost of shipping. Global supply chain disruptions caused by events like the COVID-19 pandemic and geopolitical instability have also affected, and may in the future affect, our operations, increasing costs and causing delays in production and delivery. While the impact of inflation is expected to continue to be challenging, we will continue to take actions to limit this pressure, as described above, while also shortening the duration of our bid validity to limit future risk for new projects. In addition, the announcement or imposition of any new or increased tariffs, duties, taxes, or sanctions could adversely affect our supply chain.

Geopolitical conflicts, such as the ongoing Russia and Ukraine conflict, further complicate the energy landscape by affecting the global energy market, influencing energy prices and impacting international trade and investments. During 2022, we recognized $0.2 billion of pre-tax charges primarily from impairments of receivables, inventory, contract assets and equity method investments directly resulting from the ongoing conflict between Russia and Ukraine and sanctions, primarily related to our Power business. Due to the expansion of U.S. sanctions in 2023, we recognized an incremental pre-tax charge of $0.1 billion primarily from impairments of inventory, receivables, and contract assets, and, as a result, our remaining net asset exposure to Russia is not material. We will continue to monitor the conflict in Ukraine, including the consideration of financial impact, cybersecurity risks, the applicability and effect of sanctions, and the employee base in the region, and our ongoing operations may continue to be affected by this conflict.

We face significant competition from a wide range of large, diversified companies with broad geographic footprints as well as smaller, more specialized companies. We also face pricing pressure as a result of increased competition from lower-cost competitors. The continual development of advanced technologies for new products and product enhancements allows us to remain competitive and maintain acceptable pricing levels. We allocate resources to drive innovation in our portfolio through new product launches and meet expected customer demand through internal research and development initiatives, strategic collaborations, and strategic investments, which may include acquisitions.

Climate change effects such as extreme weather events can impact business continuity and financial performance and could disrupt our operations or those of our customers, suppliers or business partners, including through direct damage to physical assets and indirect impacts from supply chain disruption and market volatility. The global shift towards renewable energy sources and increased environmental regulations presents both challenges and opportunities. Our efforts to decarbonize our own operations, additional regulatory requirements or commercial pressures from concern over climate change may result in greater compliance burdens and costs to meet the regulatory obligations as well as adverse impacts on customers, suppliers and material sourcing. For example, in the European Union (the “EU”), the EU Corporate Sustainability Reporting Directive and other initiatives will introduce additional requirements addressing sustainability that we expect will apply to us in the coming years.

The board of directors of GE oversees and monitors the risks related to the GE Vernova businesses, including those discussed above and in the section entitled “Risk Factors,” prior to the Spin-Off. The board of directors of the Company will assume oversight of these risks after completion of the Spin-Off and with management, will continue to assess whether developments related to these risks have had, or are reasonably likely to have, a material impact on the Company.

TRANSITION TO STAND-ALONE COMPANY

On November 9, 2021, GE announced its plan to form three industry-leading, global public companies focused on the growth sectors of aviation, healthcare and energy. The Spin-Off is expected to be completed through a tax-free pro rata distribution of all of the outstanding shares of common stock of GE Vernova to GE stockholders. Completion of the Spin-Off is subject to certain conditions which are described more fully under “The Spin-Off—Conditions to the Spin-Off,” including GE’s receipt of a written opinion from each of Paul, Weiss, Rifkind, Wharton & Garrison LLP and Ernst & Young, LLP to the effect that the Spin-Off will qualify for non-recognition of gain and loss under Section 355 and related provisions of the Code.

Relationship with GE

Historically, we have relied on GE to manage certain of our operations and provide certain services, the costs of which have historically been either allocated or directly billed to us. Historical costs for such services may not necessarily reflect the actual expenses we would have incurred, or will incur, as an independent company. In connection with the Spin-Off, we intend to enter into the Separation and Distribution Agreement and certain other agreements with GE, including a Transition Services Agreement, a Tax Matters Agreement, an Employee Matters Agreement, a Trademark License Agreement, an Intellectual Property Cross License Agreement and a Real Estate Matters Agreement, as described in “Certain Relationships and Related Person Transactions.” We generally expect to be able to utilize GE’s services for a transitional period following the Spin-Off before we replace these services over time with services supplied either internally or by third parties. The expenses for the services we will receive from GE initially and then internally or by third parties may vary from the historical costs directly billed and allocated to us for the same services. Addressing the needs that arise from becoming a stand-alone company will require significant resources, including time and attention from our senior management and others throughout the Company. We will continue to monitor potential separation dis-synergies and we anticipate incurring certain one-time costs associated with creating our own capabilities.

Stand-Alone Company Expenses

As a result of the Spin-Off, we will become subject to the requirements of the federal and state securities laws and stock exchange requirements. We will have to establish additional procedures and practices as a stand-alone public company. As a result, subsequent to the separation, we will incur additional expenditures consisting primarily of employee-related costs, costs to establish certain stand-alone functions and information technology systems and other transaction-related costs. Additionally, we will incur incremental costs that arise from becoming a stand-alone public company, including costs related to external reporting, internal audit, treasury, investor relations, board of directors and officers, and stock administration, as well as costs from expanding the services of existing functions, such as information technology, finance, supply chain, human resources, legal, tax, facilities, branding, security, government relations, community outreach, and insurance. In line with our long-term cost strategy, we will continue to look for operational cost improvement opportunities as a stand-alone company by utilizing our lean culture and innovative technologies to drive lower costs and increased productivity levels across our business and corporate functions.

See “Unaudited Pro Forma Condensed Combined Financial Statements” for additional details.

Pension and Other Benefit Related Liabilities

We participate in certain pension and other postretirement benefit plans that have historically been sponsored by GE and were accounted for as multiemployer plans where the related assets and liabilities are not reflected in the audited combined financial statements until allocated to us by GE. Effective January 1, 2023, certain postretirement benefit plans and liabilities were legally split or allocated. The funding status related to the plans as of January 1, 2023, in addition to the existing plans sponsored by GE Vernova, is shown in the table below.

FUNDING STATUS BY PLAN TYPE	January 1, 2023
	Benefit Obligation	Fair Value of Plan Assets	Deficit / (Surplus)
GE Energy Pension Plan	$10,068	$9,594	$474
GE Energy Supplementary Pension Plan	510	—	510
Retiree Benefit Plans	801	—	801
Other Pension Plans(a)	1,352	1,568	(216)
Total	12,731	11,162	1,569
Plans sponsored by GE Vernova	4,756	4,805	(49)
Total plans	$17,487	$15,967	$1,520

(a)	Consists primarily of amounts related to pension plans in the United Kingdom, Canada and the Netherlands.

For more details, see “—Critical Accounting Estimates” below and Note 13 to the audited combined financial statements included elsewhere in this prospectus.

Production Tax Credit Investments

Our Financial Services business offers a wide range of financial solutions to customers and projects that utilize our Power and Wind products and services. These solutions include making minority investments, typically through common or preferred equity investments where we generally seek to exit as soon as practical once a project achieves commercial operation. Many of these investments are in renewable energy U.S. tax equity vehicles that generate various tax credits, including production tax credits (“PTCs”), that can be used to offset an equity partner’s tax liabilities in the United States and support the overall target return on investment. Beginning in 2023, the Inflation Reduction Act of 2022 (“IRA”) allows taxpayers that qualify for this tax credit the ability to sell, or transfer, credits for cash.

As of December 31, 2023, we have investments of $1.2 billion in renewable energy commercial projects that generated tax credits of $0.2 billion for the year ended December 31, 2023. We received cash from GE during the year for these credits and reflected operating cash inflows of $0.2 billion for the year ended December 31, 2023 and zero for the years ended December 31, 2022 and 2021.

All PTC investments and any future benefit associated with tax attributes from historical PTC investing activity are expected to be transferred from us to GE at Spin-Off. See “Unaudited Pro Forma Condensed Combined Financial Statements” for additional details.

RESULTS OF OPERATIONS

SUMMARY OF RESULTS.

As of December 31, 2023, remaining performance obligations (“RPO”) increased $10.7 billion from December 31, 2022. For the year ended December 31, 2023, total revenues were $33.2 billion, an increase of $3.6 billion for the year. Net income (loss) was $(0.5) billion, a decrease of $2.2 billion in the net loss for the year, and profit margins were (1.4)%. Cash flows from (used for) operating activities were $1.2 billion and $(0.1) billion for the years ended December 31, 2023 and 2022, respectively.

For the year ended December 31, 2023, Adjusted EBITDA* was $0.8 billion, an increase of $1.2 billion for the year. Adjusted net income* was $(0.6) billion, a decrease in losses of $1.1 billion for the year. Free cash flow* was $0.4 billion and $(0.6) billion for the years ended December 31, 2023 and 2022, respectively.

RPO, a measure of backlog, includes unfilled customer orders for equipment and services, excluding any purchase order that provides the customer with the ability to cancel or terminate without incurring a substantive penalty. Services RPO includes the estimated life of contract sales related to long-term service agreements which remain unsatisfied at the end of the reporting period, excluding contracts that are not yet active. Services RPO also includes the estimated amount of unsatisfied performance obligations for time and material agreements, material services agreements, spare parts under purchase order, multi-year maintenance programs and other services agreements, excluding any order that provides the customer with the ability to cancel or terminate without incurring a substantive penalty. See Note 9 to the audited combined financial statements included elsewhere in this prospectus for further information.

RPO	2023	2022	2021
Equipment	$40,478	$31,902	$31,441
Services	75,120	72,997	71,253
Total RPO	$115,598	$104,899	$102,694

As of December 31, 2023, RPO increased $10.7 billion (10%) from December 31, 2022, primarily at Electrification by $7.4 billion where Grid Solutions received several large HVDC orders and where new orders outpaced revenues across all Electrification businesses; at Power due to increases in Gas Power equipment and growth in Gas Power services; and at Wind where orders exceeded revenue at Onshore Wind due to a large order in the United States, partially offset by revenues exceeding orders at Offshore Wind.

As of December 31, 2022, RPO increased $2.2 billion (2%) from December 31, 2021, primarily at Electrification where new orders exceeded revenues at Grid Solutions; and at Power driven by Gas Power services and equipment and Hydro Power; partially offset at Wind by revenues exceeding new orders at Offshore Wind and for repower units in Onshore Wind.

REVENUES	2023	2022	2021
Equipment revenues	$18,258	$15,819	$18,831
Services revenues	14,981	13,835	14,175
Total revenues	$33,239	$29,654	$33,006

For the year ended December 31, 2023, total revenues increased $3.6 billion (12%). Equipment revenues increased primarily at Electrification due to improved pricing and increased volume in Grid Solutions, Power Conversion and Solar & Storage Solutions; at Wind associated with the Haliade-X ramp up in Offshore Wind; and at Power due to higher price and scope on Heavy-Duty Gas Turbines and scope on Aeroderivatives at Gas Power. Service revenues increased primarily due to increases in Gas Power and Steam Power services.

Excluding the effects of acquisitions of $0.2 billion, organic revenues* increased $3.4 billion (11%), with organic equipment revenues* increasing $2.4 billion (15%) and organic services revenues* increasing $1.0 billion (8%). Organic revenues* increased at Electrification, Wind, and Power.

For the year ended December 31, 2022, total revenues decreased $3.4 billion (10%). Equipment revenues decreased primarily due to fewer wind turbine deliveries in Onshore Wind and the strengthening of the U.S. dollar. Services revenues were constant year over year due to higher services revenues at Wind from a larger installed base; offset by a stronger U.S. dollar and a decrease at Power, with lower planned contractual services outages in Gas Power and Steam Power services volume that did not repeat.

Excluding the effects of dispositions of $0.5 billion and a stronger U.S. dollar of $1.2 billion, organic revenues* decreased $1.6 billion (5%), with organic equipment revenues* decreasing $2.2 billion (12%) and organic services revenues* increasing $0.5 billion (4%). Organic revenues* decreased at Wind, partially offset by increases at Power and Electrification.

EARNINGS (LOSS)	2023	2022	2021
Operating income (loss)	$ (923)	$ (2,881)	$ (884)
Net income (loss)	(474)	(2,722)	(724)
Net income (loss) attributable to GE Vernova	(438)	(2,736)	(633)
Adjusted EBITDA*	807	(428)	654
Adjusted net income*	(569)	(1,698)	(422)

For the year ended December 31, 2023, operating income (loss) was $(0.9) billion, a $2.0 billion decrease in the operating loss for the year, primarily due to an increase in segment results at Wind of $0.7 billion driven by the nonrecurrence of warranty charges at Onshore Wind and benefits arising from the impacts of the IRA on product cost, partially offset by higher losses at Offshore Wind associated with the Haliade-X ramp up, including $0.4 billion of project losses. Electrification and Power segment results increased by $0.4 billion and $0.1 billion, respectively, primarily driven by favorable price and volume improvements. Operating income also increased due to the nonrecurrence of the Steam Power asset sale impairment of $0.8 billion.

Net income (loss) was $(0.5) billion, a $2.2 billion decrease in the net loss for the year, primarily due to a decrease in operating loss of $2.0 billion and an increase in non-operating benefit income of $0.4 billion related to our postretirement benefit plans, partially offset by an increase in the provision for income taxes of $0.1 billion.

Adjusted EBITDA* was $0.8 billion, an increase of $1.2 billion, and Adjusted EBITDA margin* was 2.4% for the year ended December 31, 2023. Adjusted net income* was $(0.6) billion, a decrease of $1.1 billion in losses for the year, and Adjusted net income margin* was (1.7)%. The changes were primarily driven by Wind, due to the nonrecurrence of prior year warranty and related charges, benefits arising from the impacts of the IRA on product cost, and the impact of cost reduction initiatives, partially offset by higher losses at Offshore Wind associated with the Haliade-X ramp up, including project losses; at Electrification due to price and volume favorability; and at Power driven by Gas Power services.

For the year ended December 31, 2022, operating income (loss) was $(2.9) billion, a $2.0 billion increase in the operating loss for the year, primarily due to a decrease in segment results at Wind of $1.9 billion driven by fewer wind turbine deliveries and higher warranty charges at Onshore Wind, partially offset by an increase at Power of $0.2 billion driven by favorable price and volume increases, and an increase at Electrification of $0.3 billion driven by the favorable impact of cost reduction initiatives. Operating losses increased due to increased depreciation and amortization of $0.6 billion, inclusive of amounts related to the Steam Power asset sale impairment of $0.8 billion, and Russia and Ukraine charges of $0.2 billion.

*	Non-GAAP financial measure.

Net income (loss) was $(2.7) billion, a $2.0 billion increase in the net loss for the year, primarily due to an increase in operating losses of $2.0 billion and an increase in the provision for income taxes of $0.4 billion, partially offset by the nonrecurrence of a prior year loss on a business disposition of $0.2 billion and an increase in income from equity method investments of $0.2 billion primarily related to our Financial Services business.

Adjusted EBITDA* was $(0.4) billion, a decrease of $1.1 billion, and Adjusted EBITDA margin* was (1.4)% for the year ended December 31, 2022. Adjusted net income* was $(1.7) billion, a $1.3 billion increase in losses for the year, and Adjusted net income margin* was (5.7)%. The changes were primarily driven by a decrease at Wind driven by fewer wind turbine deliveries and higher warranty charges at Onshore Wind; partially offset at Power driven by favorable price and volume increases; at Electrification driven by the favorable impact of cost reduction initiatives; and by higher income generated from equity method investments in our Financial Services business.

SEGMENT OPERATIONS

Segment revenues include sales of equipment and services by our segments. Segment EBITDA is determined based on performance measures used by our Chief Operating Decision Maker, who is our Chief Executive Officer (“CEO”), to assess the performance of each business in a given period. In connection with that assessment, the CEO may exclude certain non-cash charges, such as depreciation and amortization, impairments and other matters, major restructuring programs, and certain gains and losses from purchases and sales of business interests. Certain corporate costs, including those related to shared services, employee benefits and information technology, are allocated to our segments based on usage or their relative net cost of operations.

SUMMARY OF REPORTABLE SEGMENTS	2023	2022	2021
Power	$17,436	$16,124	$16,729
Wind	9,826	8,905	11,539
Electrification	6,378	5,076	5,292
Eliminations and other(a)	(401)	(451)	(554)
Total revenues	$33,239	$29,654	$33,006
Segment EBITDA
Power	$1,722	$1,655	$1,407
Wind	(1,033)	(1,710)	176
Electrification	234	(164)	(461)
Other(b)	(116)	(209)	(468)
Adjusted EBITDA*(c)	$807	$(428)	$654

(a)	Includes eliminations of intersegment sales.
(b)

Includes our Financial Services business and other general corporate expenses. The increase during 2023 was primarily driven by production tax credits recognized during the year as such credits are transferrable under the IRA beginning in 2023 whereas a corresponding valuation allowance was recorded against the tax credits in prior periods. The increase during 2022 was primarily driven by higher equity method investment income and the nonrecurrence of an equity method investment impairment from 2021 in Financial Services. Adjusted EBITDA* includes interest and other financial charges and the benefit for income taxes of Financial Services as this business is managed on an after-tax basis due to its strategic investments in tax equity investments.

(c)	Refer to “—Non-GAAP Financial Measures” for additional information related to Adjusted EBITDA*.

POWER. Refer to “Our Business—Our Power Segment” for an overview of the businesses within our Power segment.

*	Non-GAAP financial measure.

During the year ended December 31, 2023, GE gas turbine utilization was up low-single digits, with strength in the U.S. partially offset by lower utilization in Europe due to nuclear and hydro recoveries as well as renewables growth. Global electricity demand was down low single digits for the year due to milder temperatures in the U.S. and the continued effects of energy saving policies in Europe. As we continue to work in emerging markets, there could be uncertainty in the timing of deal closures due to financing and other complexities. Power has proactively managed the impact of inflationary pressure by deploying lean initiatives to drive cost productivity, partnering with our suppliers and adjusting the pricing of our products and services. Given the long-cycle nature of the business, we expect the impact of inflation will continue to be challenging and we will continue to take actions to manage it.

Although market factors related to the energy transition such as greater renewable energy penetration and the adoption of climate change-related policies continue to evolve, we expect the gas power market to remain stable over the next decade with gas power generation continuing to grow low-single-digits. We believe gas power will play a critical role in the energy transition by providing a critical foundation of dispatchable, flexible, stable, and reliable power from which the energy transition can build upon. We remain focused on our underwriting discipline and risk management to ensure we are securing deals that meet our financial hurdles and where we have high confidence in delivering for our customers.

In the first quarter of 2022, we signed a non-binding memorandum of understanding for Steam Power to sell a part of its nuclear activities to Electricité de France S.A. (“EDF”), which resulted in a reclassification of that business to held for sale. In the fourth quarter of 2022, we signed a binding agreement to sell a portion of our Steam business to EDF. We are working with EDF to complete the sale as soon as possible, subject to regulatory approvals and other closing conditions. Closing the transaction is expected to result in a significant gain. On April 3, 2023, our Gas Power business acquired Nexus Controls, a business specializing in aftermarket control system upgrades and controls field services that is expected to strengthen our quality, service and delivery of our customers’ assets.

We continue to invest in new product development. In Nuclear Power, we have signed an agreement with a customer for the deployment of small modular nuclear reactor technology, the first commercial contract in North America, with the potential to enable reductions in nuclear power plant costs and cycle times. In Gas Power, we continue to invest for the long-term, including multiple decarbonization pathways that will provide customers with cleaner, more reliable power. Our fundamentals remain strong with approximately $73.0 billion in RPO as of December 31, 2023 and a gas turbine installed base of approximately 7,000 units and approximately 1,700 units under long-term service agreements with an average remaining contract life of 10 years. As of December 31, 2023, this included 22 HA-Turbines in RPO and 92 HA-Turbines in the installed base with over two million operating hours.

Sales in units	2023	2022	2021
Gas Turbines	91	101	60
Heavy-Duty Gas Turbines	58	53	43
HA-Turbines	14	11	13
Aeroderivatives	33	48	17
Gas Turbine Gigawatts	13.8	11.1	10.2

RPO	2023	2022	2021
Equipment	$13,636	$13,579	$13,440
Services	59,338	57,355	56,552
Total RPO	$72,974	$70,934	$69,992

RPO as of December 31, 2023 increased $2.0 billion (3%) from December 31, 2022, primarily at Gas Power driven by increases in services and equipment, partially offset by decreases due to the impact of expanded sanctions on contractual services in Russia.

RPO as of December 31, 2022 increased $0.9 billion (1%) from December 31, 2021, primarily driven by Gas Power services and equipment and Hydro Power, partially offset by the exit of the Steam Power new build coal business, which we announced in the third quarter of 2020.

SEGMENT REVENUES AND EBITDA	2023	2022	2021
Gas Power	$13,220	$12,079	$12,087
Nuclear Power	827	699	637
Hydro Power	887	703	735
Steam Power	2,502	2,643	3,270
Total segment revenues	$17,436	$16,124	$16,729
Equipment	$5,598	$4,896	$5,099
Services	11,838	11,228	11,630
Total segment revenues	$17,436	$16,124	$16,729
Segment EBITDA	$1,722	$1,655	$1,407
Segment EBITDA margin	9.9%	10.3%	8.4%

For the year ended December 31, 2023, segment revenues increased by $1.3 billion (8%) and segment EBITDA increased by $0.1 billion.

Revenues increased $1.1 billion (7%) organically*, primarily due to an increase in Gas Power equipment from higher price and scope on Heavy-Duty Gas Turbines and scope on Aeroderivatives, increases in Gas Power and Steam Power services, and increases in Hydro Power equipment, partially offset by a reduction in Steam Power equipment due to the ongoing exit of new build coal activity.

Segment EBITDA increased $0.1 billion (5%) organically*, primarily due to an increase in Gas Power services. Additionally, we observed cost inflation mainly at Gas Power, although these higher costs were offset by the favorable impact of pricing actions, cost reductions and productivity initiatives.

For the year ended December 31, 2022, segment revenues decreased by $0.6 billion (4%) and segment EBITDA increased by $0.2 billion.

Revenues increased $0.4 billion (2%) organically*, primarily due to higher Gas Power equipment revenues driven by Aeroderivative deliveries, higher Gas Power services revenues primarily related to favorable price in contractual and non-contractual services and growth in Gas Power non-contractual services, partially offset by lower planned contractual services outages in Gas Power, a reduction in Steam Power equipment on the exit of new build coal and prior year Steam Power services volume that did not repeat.

Segment EBITDA increased $0.4 billion (26%) organically*, driven by increases in Gas Power services primarily due to favorable price, partially offset by lower planned contractual services outages. Steam Power increased due to prior year project and legal charges that did not repeat, partially offset by the exit of new build coal and prior year Steam Power services volume that did not repeat. Gas Power equipment decreased due to unfavorable equipment mix, partially offset by higher Aeroderivative deliveries.

WIND. Refer to “Our Business—Our Wind Segment” for an overview of the businesses within our Wind segment.

*	Non-GAAP financial measure.

In recent years, the U.S. onshore wind industry has benefitted from PTCs that stimulated long-term growth. The expiry of PTCs in 2021 and associated U.S. policy uncertainty resulted in project delays and deferral of customer investments in 2021 and 2022. In the third quarter of 2022, the Inflation Reduction Act of 2022 was enacted. The IRA introduces new, and extends existing, tax incentives for at least 10 years and is expected to significantly increase near- and longer-term demand in the United States for onshore and offshore wind projects. Included in our RPO of $26.9 billion are service agreements on approximately 24,000 of our onshore wind turbines from an installed base of over 55,000 units as of December 31, 2023. New product introductions, such as our 3 MW, 5 MW, and 6 MW onshore units, and our 12-14 MW Haliade-X offshore units, account for more than half of our RPO in Onshore Wind and Offshore Wind. As of the end of 2023, the first 13 MW Haliade-X units have achieved first power.

At Onshore Wind, we continue to focus on improving our overall quality and fleet availability. We are reducing product variants and deploying repairs and other corrective measures across the fleet. Concurrently, we intend to operate in fewer geographies and focus on those markets that align better with our products and manufacturing footprint. We are realizing the favorable impact of the IRA through a reduction in product costs as qualifying turbines manufactured in the U.S. in 2023 are delivered. More than two-thirds of Onshore Wind’s equipment RPO is associated with U.S. projects where we expect to receive additional IRA benefits as incremental qualifying turbines are delivered. Finally, we are continuing our restructuring program to reduce our operating costs and are seeing the benefits both operationally and financially.

The offshore wind industry, where we expect global growth through the coming decades, currently faces challenges as companies attempt to increase output and reduce product cost. In our Offshore Wind business, we continue to experience pressure related to our product and project cost estimates. Although we are deploying countermeasures to combat these pressures and are committed to driving productivity and cost improvement for our new larger turbines, changes in execution timelines or other adverse developments likely could have an adverse effect on our cash collection timelines and contract profitability and could result in further losses beyond the amounts that we currently estimate.

Onshore and Offshore sales in units	2023	2022	2021
Wind Turbines	2,225	2,190	3,590
Wind Turbine Gigawatts	8.5	7.5	11.7
Repower Units	179	580	561

RPO	2023	2022	2021
Equipment	$13,709	$12,030	$13,012
Services	13,240	13,595	12,825
Total RPO	$26,949	$25,625	$25,837

RPO as of December 31, 2023 increased $1.3 billion (5%) from December 31, 2022, primarily due to increases at Onshore Wind driven by a large order in the United States, partially offset by a decrease in the Onshore Wind international market as revenue recognized outpaced new orders as we decrease the number of geographies in which we operate, and decreases at Offshore Wind where revenues outpaced orders as well as an order received during the second quarter and cancelled during the fourth quarter.

RPO as of December 31, 2022 decreased $0.2 billion (1%) from December 31, 2021, primarily from revenues exceeding new orders for repower units at Onshore Wind due to U.S. tax policy uncertainty and Offshore Wind, partially offset by an increase in Onshore Wind services RPO for new service agreements.

SEGMENT REVENUES AND EBITDA	2023	2022	2021
Onshore Wind	$7,761	$7,941	$10,361
Offshore Wind	1,455	531	512
LM Wind Power	610	433	666
Total segment revenues	$9,826	$8,905	$11,539
Equipment	$8,335	$7,600	$10,296
Services	1,491	1,305	1,243
Total segment revenues	$9,826	$8,905	$11,539
Segment EBITDA	$(1,033)	$(1,710)	$176
Segment EBITDA margin	(10.5)%	(19.2)%	1.5%

For the year ended December 31, 2023, segment revenues increased by $0.9 billion (10%) and segment EBITDA increased by $0.7 billion.

Revenues increased $1.0 billion (11%) organically*, primarily from higher equipment revenue at Offshore Wind associated with the Haliade-X ramp up and increases in equipment revenue at Onshore Wind in North America. These increases were partially offset by a decrease in repower revenue in Onshore Wind driven by a reduction in volume.

Segment EBITDA increased $0.9 billion (49%) organically*, primarily attributable to the improved performance at Onshore Wind through improved pricing and the impact of cost reduction activities, the nonrecurrence of prior year warranty and related charges of $0.5 billion, and benefits arising from the IRA improving product cost by $0.2 billion. These benefits were partially offset by higher losses at Offshore Wind associated with the Haliade-X ramp up, including project losses of $0.4 billion, as well as lower repower volume at Onshore Wind and higher availability losses as the fleet experienced increased downtime as a result of ongoing maintenance and quality campaigns.

For the year ended December 31, 2022, segment revenues decreased by $2.6 billion (23%) and segment EBITDA decreased by $1.9 billion.

Revenues decreased $2.2 billion (19%) organically*, primarily driven by 1,400 fewer wind turbine deliveries, primarily at Onshore Wind, including customer delays and deferrals due to U.S. tax policy uncertainty, partially offset by higher services revenues at Onshore Wind from a larger installed base.

Segment EBITDA decreased $1.9 billion organically*, primarily attributable to Onshore Wind’s lower U.S. volume, higher warranty and related reserve charges of $0.5 billion in the third quarter of 2022 in response to the deployment of corrective measures and repair campaigns within our fleet, execution of lower margin RPO and the impact of transitioning to newer product offerings internationally. Additionally, we observed cost inflation across all businesses and higher ramp up costs at Offshore Wind associated with Haliade-X.

ELECTRIFICATION. Refer to “Our Business—Our Electrification Segment” for an overview of the businesses within our Electrification segment.

We are experiencing robust demand for our systems, equipment, and services across all businesses resulting in high-double digit RPO growth. Demand continues to increase for large scale transmission-related equipment to interconnect renewables and move bulk power. For example, Grid Solutions signed a significant agreement to supply its 2 GW HVDC system to connect wind farms in the North Sea to the Netherlands and Germany.

*	Non-GAAP financial measure.

Although supply chain constraints have started to ease, electronic component availability has kept customer lead-times at elevated levels. We are proactively managing the impacts of inflationary pressure by deploying lean initiatives to drive cost productivity and reduce lead-times, partnering with our suppliers and adjusting the pricing of our offerings. Due to the long-cycle nature of our business, we expect the impact of inflation to continue to be challenging and we will continue to take actions to manage it.

Grid Solutions is focused on an operational and financial turnaround based on a multi-pronged approach to execution and quality improvement, structural cost reduction, and selective growth to return to sustained profitability. We are starting to see the results of our actions reflected in the financial performance of the business.

Grid Solutions is securing its position in the rapidly growing offshore interconnection market with new products and technology supporting its 2 GW HVDC solution standard. Additionally, Grid Solutions is developing new technologies such as Grid-forming Static Synchronous Compensators and eco-friendly SF6-free switchgears that solve for a denser, more resilient, stable, and efficient electric grid and lower greenhouse gas emissions. Beyond the transmission market, we see increases in energy conversion and storage technology demand enabling decarbonized industrial and transportation applications. Electrification Software continues to evolve its business model from a support and professional services provider to a more focused software solutions provider. In the third quarter of 2023, Electrification Software acquired Greenbird Integration Technology AS to help accelerate the delivery of GridOS. The acquisition of Greenbird will help connect fragmented data from multiple sources to gain visibility and effectively automate grid operations.

RPO	2023	2022	2021
Equipment	$13,233	$6,384	$5,115
Services	3,109	2,587	2,373
Total RPO	$16,342	$8,971	$7,488

RPO as of December 31, 2023 increased $7.4 billion (82%) from December 31, 2022, primarily driven by several HVDC orders received at Grid Solutions and orders outpacing revenue across all businesses.

RPO as of December 31, 2022 increased $1.5 billion (20%) from December 31, 2021, primarily from new orders at Grid Solutions exceeding revenues, partially offset by the impact of a stronger U.S. dollar.

SEGMENT REVENUES AND EBITDA	2023	2022	2021
Grid Solutions	$3,955	$3,133	$3,226
Power Conversion	1,027	843	965
Electrification Software	874	804	876
Solar & Storage Solutions	522	296	225
Total segment revenues	$6,378	$5,076	$5,292
Equipment	4,532	$3,470	$3,641
Services	1,846	1,606	1,651
Total segment revenues	$6,378	$5,076	$5,292
Segment EBITDA	$234	$(164)	$(461)
Segment EBITDA margin	3.7%	(3.2)%	(8.7)%

For the year ended December 31, 2023, segment revenues increased by $1.3 billion (26%) and segment EBITDA increased by $0.4 billion.

Revenues increased $1.2 billion (25%) organically*, primarily driven by equipment revenues with improved pricing and increased volume in Grid Solutions, Power Conversion and Solar & Storage Solutions.

*	Non-GAAP financial measure.

Segment EBITDA increased $0.4 billion organically*, primarily due to price and volume favorability in Grid Solutions, Power Conversion and Solar & Storage Solutions. Additionally, we observed cost inflation across all business segments. These higher costs were offset by the favorable impact of pricing actions, cost reduction and productivity initiatives and lower project related charges, primarily at Grid Solutions.

For the year ended December 31, 2022, segment revenues decreased by $0.2 billion (4%) and segment EBITDA increased by $0.3 billion.

Revenues increased $0.1 billion (2%) organically*, primarily driven by improved pricing and increased volume in Grid Solutions and Solar & Storage Solutions, partially offset by the impact on revenues in Power Conversion of sanctions related to the ongoing conflict between Russia and Ukraine.

Segment EBITDA increased $0.4 billion organically*, primarily due to prior year restructuring charges that did not repeat, offset by price, volume, and mix favorability in Grid Solutions. Additionally, we observed cost inflation across all businesses. These higher costs were partially offset by the favorable impact of cost reduction initiatives, primarily at Grid Solutions.

OTHER COMBINED INFORMATION

Gross Profit and Gross Margin. Gross profit was $4.8 billion, $3.5 billion and $4.9 billion and gross margin was 14.5%, 11.7% and 15.0% for the years ended December 31, 2023, 2022 and 2021, respectively. The increase in gross profit in 2023 was primarily due to an increase at Wind through improved pricing, the impact of cost reduction activities, and the nonrecurrence of prior year warranty and related charges of $0.5 billion at Onshore Wind, partially offset by decreases at Offshore Wind due to higher losses associated with the Haliade-X ramp up and where project losses increased by $0.4 billion; an increase at Electrification primarily due to price and volume favorability; and an increase at Power primarily driven by favorable pricing for Gas Power services. The decrease in gross profit in 2022 was primarily due to a decrease in Wind resulting from a decrease in equipment revenues of $2.7 billion driven by fewer U.S. wind turbine deliveries primarily at Onshore Wind, including customer delays and deferrals due to U.S. tax policy uncertainty, and higher warranty and related reserve charges of $0.5 billion at Onshore Wind; partially offset by increases in gross profit at Electrification and at Power driven by favorable price and volume increases.

Selling, General and Administrative. Selling, general and administrative costs were $4.8 billion, $5.4 billion and $4.8 billion and comprised 14.6%, 18.1% and 14.6% of revenues for the years ended December 31, 2023, 2022 and 2021, respectively. The decrease in costs in 2023 was primarily attributable to the nonrecurrence of the Steam Power asset sale impairment of $0.8 billion partially offset by an increase in restructuring charges primarily in Wind. The increase in costs in 2022 was primarily attributable to our Power segment due to increased depreciation and amortization of $0.6 billion, inclusive of amounts related to an impairment charge of $0.8 billion related to our remaining Steam Power business after reclassifying part of its nuclear activities to held for sale.

Restructuring and Other Charges. We are continuously evaluating our cost structure and are implementing several restructuring and process transformation actions considered necessary to simplify our organization structure now and as a stand-alone public company.

See Note 21 to the audited combined financial statements included elsewhere in this prospectus for further information on restructuring costs.

*	Non-GAAP financial measure.

Research and Development. We conduct research and development (“R&D”) activities to continually enhance our existing products and services, develop new products and services to meet our customers’ changing needs and demands, and address new market opportunities. In addition to funding R&D internally, we also receive funding externally from our customers, partners, and governments, which contributes to the overall R&D for the company.

	GEV funded			Customer and Partner funded(a)			Total R&D
	2023	2022	2021	2023	2022	2021	2023	2022	2021
Power	$324	$308	$303	$113	$86	$37	$437	$394	$340
Wind	248	368	390	18	19	12	266	387	402
Electrification	324	303	315	—	—	—	324	303	315
Other(b)	—	—	—	56	60	46	56	60	46
Total	$896	$979	$1,008	$187	$165	$95	$1,083	$1,144	$1,103

(a)	Primarily related to funding in our Nuclear Power business.
(b)	Includes Advanced Research.

Interest and Other Financial Charges – Net. Interest and other financial charges – net was $0.1 billion, $0.2 billion and $0.2 billion for the years ended December 31, 2023, 2022 and 2021, respectively. The decrease in charges in 2023 was primarily due to lower tax-related interest and lower interest allocated related to GE’s funding of certain Financial Services investments. Interest and other financial charges – net decreased slightly in 2022 primarily due to the discontinuance of our receivables factoring programs with GE in 2021. The primary components of interest and other financial charges are interest allocated by GE for funding provided to the Company for certain investments by our Financial Services business and interest on short- and long-term borrowings.

Income Taxes. The effective tax rate was (264.1)% for the year ended December 31, 2023 compared to (10.0)% for the year ended December 31, 2022.

	2023	2022	2021
Effective tax rate	(264.1)%	(10.0)%	16.2%
Provision (benefit) for income taxes	$344	$248	$(140)

The change in effective tax rate for the year ended December 31, 2023 compared to the year ended December 31, 2022 is due to a lower pre-tax loss in 2023 than in 2022, impacting the tax rate. Additionally, the effective tax rate changed due to a change in valuation allowance for the year ended December 31, 2023 as compared to the year ended December 31, 2022, which relates to increases in income tax credits in the U.S. and net operating losses in foreign jurisdictions for which no benefit can be realized, as well as changes in tax on global activities due to mix of foreign operations. The change for the year ended December 31, 2022 compared to the year ended December 31, 2021 is due to additional valuation allowances in 2022 on increased income tax credits and net operating losses in the U.S. for which no benefit can be realized, as well as changes in tax on global activities related to revaluations due to change in tax rates and foreign mix of operations. For additional detail regarding our income taxes, please see “—Critical Accounting Estimates” below and Note 15 to the audited combined financial statements included elsewhere in this prospectus.

CAPITAL RESOURCES AND LIQUIDITY

Historically, we participated in cash pooling and other financing arrangements with GE to manage liquidity and fund our operations, the effect of which is presented as Net parent investment in our combined financial statements included elsewhere in this prospectus.

Upon completion of this Spin-Off, we will no longer participate in these arrangements and our Cash, cash equivalents, and restricted cash will be held and used solely for our own operations. Our capital structure, long-term commitments and sources of liquidity will change significantly from our historical practices. Our cash balance on the date of the completion of the Spin-Off is expected to be approximately $4.2 billion, of which $0.6 billion is reported in Assets of business held for sale as of December 31, 2023 related to the planned sale of a portion of our Steam business to EDF, and of which approximately $1.2 billion of cash is expected to be held in countries with currency control restrictions and $0.4 billion is expected to be restricted use cash. In addition, we expect to have access to a committed credit facility. See “—Capital Resources and Liquidity—Debt” below for additional information.

We believe our existing cash at the Spin-Off and cash flows generated from operations will be responsive to the needs of our current and planned operations for at least the next 12 months.

STATEMENT OF CASH FLOWS. The most significant source of cash flows from operations is customer-related activities, the largest of which is collecting cash resulting from equipment or services sales. The most significant operating uses of cash are to pay our suppliers, employees, tax authorities and postretirement plans. GE Vernova measures itself on a free cash flow* basis. We believe that free cash flow* provides management and investors with an important measure of our ability to generate cash on a normalized basis. Free cash flow* also provides insight into our ability to produce cash subsequent to fulfilling our capital obligations; however, free cash flow* does not delineate funds available for discretionary uses as it does not deduct the payments required for certain investing and financing activities. We believe investors may find it useful to compare free cash flow* performance without the effects of the factoring programs with GE’s Working Capital Solutions (“WCS”) that were discontinued in 2021.

We typically invest in property, plant and equipment (“PP&E”) over multiple periods to support new product introductions and increases in manufacturing capacity and to perform ongoing maintenance of our manufacturing and distribution operations. We believe that while PP&E expenditures will fluctuate period to period, we will need to maintain a material level of net PP&E spend to maintain ongoing operations and growth of the business.

CASH FLOW	2023(a)	2022	2021
Cash from (used for) operating activities	$1,186	$(114)	$(1,660)
Add: gross additions to property, plant and equipment and internal-use software	(744)	(513)	(577)
Less: impact of discontinued factoring programs(b)	—	—	(2,114)
Free cash flow*	$442	$(627)	$(123)
(a)

Wind and Power made prepayments of $473 million and $185 million, respectively, related to supply chain finance programs during the fourth quarter of 2023. Additionally, free cash flow* includes benefits arising from the IRA related to production tax credits of $183 million. See Notes 12 and 22 to the audited combined financial statements included elsewhere in this prospectus for further information.

(b)

The Company historically factored U.S. and non-U.S. receivables through WCS on a recourse and nonrecourse basis pursuant to various factoring and servicing agreements. This adjustment is to present net cash flows from operating activities had we not factored receivables with WCS. The receivables factoring programs with WCS were discontinued in 2021.

Cash from (used for) operating activities was $1.2 billion, $(0.1) billion and $(1.7) billion for the years ended December 31, 2023, 2022 and 2021, respectively.

Cash flows from operating activities increased by $1.3 billion in 2023 primarily driven by: an increase of $1.5 billion in contract liabilities and deferred income due to higher collections at Onshore Wind in Wind, Gas Power in Power, and Grid Solutions in Electrification, including down payments on equipment orders at Onshore Wind in the fourth quarter of 2023, offset by lower collections and higher revenue recognition at Offshore Wind in Wind; a $1.0 billion lower net loss (after adjusting for depreciation of property, plant and equipment, amortization of intangible assets and non-operating benefit income on our principal pension plans); $0.7 billion

*	Non-GAAP financial measure.

of decreases in inventory from higher liquidations in our Wind business partially offset by higher material purchases in Gas Power at Power; partially offset by $1.3 billion of reductions in accounts payable and equipment project payables driven by higher disbursements, including prepayments of supply chain finance programs at Wind and Power; and $0.3 billion of reduction in all other operating activities primarily due to the nonrecurrence of prior year noncash warranty and related charges at Onshore Wind.

Cash used for operating activities for the year ended December 31, 2023 included a $1.1 billion inflow from changes in working capital. The cash inflow from changes in working capital is primarily driven by: an increase of $2.8 billion in contract liabilities and deferred income as a result of project collections and down payments in Power, Wind and Electrification outpacing liquidations; partially offset by a decrease in accounts payable and equipment project payables of $0.7 billion, driven by higher disbursements, including prepayments of supply chain finance programs at Wind and Power; and an increase in current receivables of $0.8 billion driven by billings outpacing collections across our businesses.

Cash flows from operating activities increased by $1.5 billion in 2022 compared to 2021, primarily driven by: a $2.1 billion lower impact from the discontinuation of factoring programs in 2021; an increase in contract liabilities and deferred income driven by higher collections on large Offshore Wind projects in Wind; an increase in accounts payable and equipment project payables due partially to inventory build and new product ramp up across the businesses; and a decrease in current contract assets due to strong cash collections and billing milestones in Power; all partially offset by an increase in inventory due to new product ramp up; an increase in current receivables excluding the effect of discontinuation of factoring programs as billings outpaced collections; and a higher net loss after adjusting for non-cash charges.

Cash used for operating activities for the year ended December 31, 2022 included a $0.6 billion inflow from changes in working capital. The cash inflow from changes in working capital is primarily driven by: an increase of $1.3 billion in contract liabilities and deferred income as a result of higher project collections in Wind at Offshore Wind for a large U.S. order and by cash collections in excess of revenue recognition in Power at Gas Power; an increase of $0.6 billion in accounts payable and equipment project payables due partially to the increase in inventory and project activity across our businesses; a decrease in current contract assets of $0.4 billion due to strong cash collections on our long-term service agreements and billing milestones at Power in Gas Power; partially offset by an increase of $0.9 billion in inventory, primarily at Wind as a result of ramping up new product platforms, such as the Haliade-X offshore wind turbine; and an increase of $0.9 billion in current receivables as billings outpaced collections across our businesses.

Cash used for operating activities for the year ended December 31, 2021 included a $1.3 billion outflow from changes in working capital. The cash outflow from changes in working capital is primarily driven by: a $2.1 billion impact from the discontinuation of factoring programs; a decrease of $0.5 billion in contract liabilities and deferred income at Wind as revenues recognized exceeded collections due to uncertainty around the extension of PTCs for our customers in Onshore Wind partially offset by collections on larger Offshore Wind projects; partially offset by a decrease in inventory of $0.4 billion due to higher sales compared to planned volume in the second half of 2021 in Onshore Wind; and a decrease in current receivables of $0.8 billion excluding the effect of discontinuation of factoring programs.

Cash from (used for) investing activities was $(0.7) billion, $(0.3) billion and $(1.1) billion for the years ended December 31, 2023, 2022 and 2021, respectively.

Cash used for investing activities increased by $0.4 billion in 2023 primarily driven by: a $0.4 billion decrease in all other investing activities primarily driven by the acquisition of Nexus Controls in our Gas Power business; a $0.2 billion increase in cash used for additions to property, plant and equipment and internal-use software; partially offset by a $0.2 billion decrease in net purchases of equity method investments primarily at our Financial Services business due to lower energy project investments partially offset by lower investment sales. Cash used for additions to property, plant and equipment and internal-use software, which is a component of free cash flow*, was $0.7 billion and $0.5 billion for the years ended December 31, 2023 and 2022 respectively.

Cash used for investing activities decreased by $0.8 billion in 2022 compared to 2021, primarily driven by: a decrease of $0.3 billion in net purchases of equity method investments primarily at our Financial Services business due to lower energy project investments and higher investment sales; the nonrecurrence of the deconsolidation of the Aero Alliance joint venture in 2021 of $0.2 billion; and higher collections of financing receivables in our Financial Services business of $0.1 billion. Cash used for additions to property, plant and equipment and internal-use software, which is a component of free cash flow*, was $0.5 billion and $0.6 billion for the years ended December 31, 2022 and 2021, respectively.

Cash from (used for) financing activities was $(0.4) billion, $0.8 billion and $2.0 billion for the years ended December 31, 2023, 2022 and 2021, respectively, inclusive of $(0.4) billion, $0.9 billion and $2.2 billion, respectively, of transfers from (to) parent.

MATERIAL CASH REQUIREMENTS. In the normal course of business, we enter into contracts and commitments that oblige us to make payments in the future. Information regarding our obligations under lease and guarantee arrangements as well as our investment commitments is provided in Note 7 and Note 20 to the audited combined financial statements included elsewhere in this prospectus. Additionally, we have material cash requirements related to our pension obligations as described in Note 13 to the audited combined financial statements and “—Transition to Stand-alone Company” above.

DEBT. We have historically relied, via GE, on the debt capital markets to fund a significant portion of our operations. We may continue to rely on capital markets in the future, and we expect to have access to a committed credit facility to fund operations, as described below. The cost and availability of any debt financing will be influenced by our future credit ratings and market conditions.

We also intend to enter into a $3.0 billion committed revolving credit facility. The facility is not expected to be utilized at the closing of the Spin-Off, however, we expect to use this facility to fund near-term intra-quarter working capital needs. In addition, we intend to enter into a $3.0 billion committed trade finance facility. The trade finance facility is not expected to be utilized and will not provide direct liquidity to GE Vernova. The terms of such indebtedness are subject to change and will be finalized prior to the closing of the Spin-Off. We expect to begin operations as an independent company with approximately $4.2 billion of cash, cash equivalents and restricted cash as set forth under “Capitalization” and “—Capital Resources and Liquidity.” We believe that our financing arrangements, future cash from operations and access to capital markets will provide adequate resources to fund our future cash flow needs.

PARENT COMPANY CREDIT SUPPORT. To support GE Vernova in selling products and services globally, GE often enters into contracts on behalf of GE Vernova or issues parent company guarantees or trade finance instruments supporting the performance of what currently are subsidiary legal entities transacting directly with customers, in addition to providing similar credit support for non-customer related activities of GE Vernova (collectively, “GE credit support”), which is further described in the section “Certain Relationships and Related Person Transactions—Agreements with GE—Separation and Distribution Agreement—Credit Support.” In preparation for the Spin-Off, we are working to seek novation or assignment of GE credit support, the majority of which relates to parent company guarantees, associated with GE Vernova legal entities from GE to GE Vernova. For GE credit support that remains outstanding at the Spin-Off, GE Vernova will be obligated to use reasonable best efforts to terminate or replace, and obtain a full release of GE’s obligations and liabilities under, all such credit support. Beginning in 2025, we will pay a quarterly fee to GE based on amounts related to the GE credit support. We will face other contractual restrictions and requirements while GE continues to be obligated under such credit support on behalf of GE Vernova. While GE will remain obligated under the contract or instrument, GE Vernova will be obligated to indemnify GE for credit support related payments that GE is required to make.

Upon separation, we expect our RPO and other obligations that relate to GE credit support to be approximately $65 billion, of which approximately $31 billion and $25 billion relate to our Power and Wind segments, respectively, and approximately $20 billion of the total relates to long-term and other service agreements. Of the

Power and Wind amounts, approximately $15 billion and $14 billion, respectively, are expected to contractually mature within five years. GE’s maximum aggregate exposure under the GE credit support cannot be reasonably estimated given the breadth of the portfolio across each of the GE Vernova businesses. The underlying obligations are predominantly customer contracts that GE Vernova performs in the course of its business. We have no known instances historically where payments or performance from GE were required under parent company guarantees relating to GE Vernova customer contracts. GE Vernova’s obligation to indemnify GE post Spin-Off is not expected to be significant, primarily due to the low probability of loss.

Prior to our separation from GE, we benefitted from the strong credit ratings of GE, as the principal obligor or contracting entity under the credit support arrangements. In the future, such support by GE will no longer be available to us for new projects. It remains to be seen whether the unavailability of new GE credit support will be a competitive disadvantage. This risk could be further exacerbated if GE Vernova’s creditworthiness were to deteriorate. If GE Vernova were unable to maintain investment grade ratings, we could face significant challenges in winning new contracts, substantially increasing financing and hedging costs and refinancing risks as well as substantially decreasing the availability of credit (e.g., for bank lines, financing and trade finance purposes).

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

For a discussion of recently issued accounting standards, see Note 2 to the audited combined financial statements included elsewhere in this prospectus.

CRITICAL ACCOUNTING ESTIMATES

To prepare our combined financial statements in accordance with U.S. GAAP, management makes estimates and assumptions that may affect the reported amounts of our assets and liabilities, including our contingent liabilities, as of the date of our financial statements and the reported amounts of our revenues and expenses during the reporting periods. Our actual results may differ from these estimates. We consider estimates to be critical (i) if we are required to make assumptions about material matters that are uncertain at the time of estimation or (ii) if materially different estimates could have been made or it is reasonably likely that the accounting estimate will change from period to period. The following are areas considered to be critical and require management’s judgment: Corporate Expense Allocations, Revenue Recognition on Service Agreements, Revenue Recognition on Equipment on an Over-Time Basis, Goodwill, Income Taxes, Postretirement Benefit Plans, Loss Contingencies, and Environmental and Asset Retirement Obligations. See Note 2 to the audited combined financial statements included elsewhere in this prospectus for further information on our significant accounting policies.

Corporate Expense Allocations. The combined financial statements include expense allocations for certain corporate, infrastructure, and shared services expenses provided by GE on a centralized basis, including, but not limited to, finance, supply chain, human resources, information technology, insurance, employee benefits, and other expenses that are either specifically identifiable or clearly applicable to GE Vernova. These expenses have been allocated to us on the basis of direct usage when identifiable, with the remainder allocated on a pro rata basis using an applicable measure of headcount, revenue, or other allocation methodologies that are considered to be a reasonable reflection of the utilization of services provided or the benefit received by GE Vernova during the periods presented. Management considers that such allocations have been made on a reasonable basis; however, these allocations may not be indicative of the actual expense that would have been incurred had we operated as an independent, stand-alone public entity, nor are they indicative of our future expenses.

Revenue Recognition on Service Agreements. We have long-term service agreements with customers within our Power and Wind segments that require us to maintain the customers’ assets over the contract terms, which generally range from 5 to 25 years.

Power. Within Power, these long-term service agreements, which we refer to as contractual service agreements, generally include maintenance associated with major outage events and revenues are recognized as we perform under the arrangements using the percentage of completion method, which is based on costs incurred relative to our estimate of total expected costs. This requires us to make estimates of customer payments expected to be received over the contract term as well as the costs to perform required maintenance services.

Customers generally pay us based on the utilization of the asset (per hour of usage for example) or upon the occurrence of a major maintenance event within the contract. As a result, a significant estimate in determining expected revenues of a contract is estimating how customers will utilize their assets over the term of the agreement. The estimate of utilization, which can change over the contract life, impacts both the amount of customer payments we expect to receive and our estimate of future contract costs. Customers’ asset utilization will influence the timing and extent of maintenance events over the life of the contract. We generally use historical utilization trends in developing our revenue estimates. To develop our cost estimates, we consider the timing and extent of future maintenance events, including the amount and cost of labor, spare parts and other resources required to perform the services.

We routinely review estimates under long-term service agreements and regularly revise them to adjust for changes in outlook. These revisions are generally based on objectively verifiable information that is available at the time of the review. Contract modifications that change the rights and obligations, as well as the nature, timing and extent of future cash flows, are evaluated for potential price concessions, contract asset impairments and significant financing to determine if adjustments of earnings are required before effectively accounting for a modified contract as a new contract.

We regularly assess expected billings adjustments and customer credit risk inherent in the carrying amounts of receivables and contract assets, including the risk that contractual penalties may not be sufficient to offset our accumulated contract asset in the event of customer termination. We gain insight into future utilization and cost trends, as well as credit risk, through our knowledge of the installed base of equipment and close interaction with our customers that comes with supplying critical services and parts over extended periods. Revisions may affect a long-term services agreement’s total estimated profitability resulting in an adjustment of earnings.

As of December 31, 2023, our net amount of contractual service agreements contract assets and liabilities of $3.4 billion in our Power segment represents approximately 5% of our total estimated life of contract billings. Our contracts (on average) are approximately 29% complete based on costs incurred to date and our estimate of future costs. Revisions to our estimates of future billings or costs that increase or decrease total estimated contract profitability by one percentage point would increase or decrease the contractual service agreements balance by $0.2 billion. Billings collected on these contracts were $5.0 billion and $4.7 billion during the years ended December 31, 2023 and 2022, respectively. See Notes 2 and 9 to the audited combined financial statements included elsewhere in this prospectus for further information.

Wind. The equipment within our Wind segment generally does not require major planned outages and revenues associated with service agreements are recognized on a straight-line basis consistent with the nature, timing and extent of these arrangements, which generally include planned and unplanned maintenance and may also include performance guarantees of the wind farm’s availability to operate under adequate wind conditions. Availability is typically measured across the wind farm over a reference period of one year. Any forecasted shortfalls that may result in a payment to a customer are recorded as a reduction of revenues, while additional revenues are recognized when availability exceeds the contractual targets. During the years ended December 31, 2023, 2022 and 2021, the reduction of revenues from availability shortfalls was $0.3 billion, $0.1 billion and $0.1 billion, respectively. A further 1% reduction in availability across the entire fleet would have resulted in an additional revenue reduction of less than $0.1 billion.

Revenue Recognition on Equipment on an Over-Time Basis. We have agreements for the sale of customized goods, including power generation equipment such as gas and certain wind turbines. We recognize revenues as we perform under the arrangements using the percentage of completion method, which is based on our costs incurred to date relative to our estimate of total expected costs. This requires us to make estimates of customer payments expected to be received over the contract term as well as the costs to complete the project. In addition, variable consideration is included in the transaction price if, in our judgment, it is expected that a significant future reversal of cumulative revenue under the contract will not occur. Some of our contracts with customers for the sale of equipment contain clauses for liquidated damages related to milestones established for on-time delivery or meeting certain product specifications. On an ongoing basis, we evaluate the probability and magnitude of having to pay liquidated damages.

Our billing terms for these agreements are generally based on achieving specified milestones and include billing adjustments for project delays and performance guarantees. As a result, a significant estimate in determining expected revenues of a contract is estimating project execution timelines that may be adjusted due to internal and external supply chain adjustments, overall project execution and product performance. We generally use a combination of historical information as well as forward-looking information surrounding project execution timelines and product performance in developing our revenue estimates. To develop our revenue estimates, we start with the contract price and then make downward revisions based on historical trends. In addition, we also adjust as we become aware of new information.

Our estimation of the total costs required to fulfill our promise to a customer is generally based on our history of manufacturing similar assets for customers. This estimation of cost is critical to our revenue recognition process and is updated routinely to reflect changes in quantity or cost of the inputs. In certain projects, the underlying technology or promise to the customer is unique to what we have historically promised, and reliably estimating the total cost to fulfill the promise to the customer requires a significant level of judgment. The estimation of costs is subject to increased subjectivity when we introduce new products and technologies, and actual costs may differ from estimates more widely at this stage of development due to lack of historical experience.

We routinely review estimates and regularly revise them to adjust for changes in outlook. These revisions are generally based on objectively verifiable information that is available at the time of the review. When the current estimates of total revenues and costs at completion for an arrangement indicate a loss, a provision for the entire estimated loss on the contract is recognized.

Goodwill. We test goodwill for impairment at the reporting unit level annually in the fourth quarter of each year using October 1st as the measurement date. We also test goodwill for impairment when an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value. An impairment charge is recognized if the carrying amount of a reporting unit exceeds its fair value.

We determine fair value for each of the reporting units using the market approach, when available and appropriate, or the income approach, or a combination of both. We assess the valuation methodology based upon the relevance and availability of the data at the time we perform the valuation. If multiple valuation methodologies are used, the results are weighted appropriately.

Under the market approach, fair value is derived from metrics of publicly traded companies or historically completed transactions of comparable businesses, when available. The selection of comparable businesses is based on the markets in which the reporting units operate, giving consideration to risk profiles, size, geography and diversity of products and services. A market approach is limited to reporting units for which there are publicly traded companies that have characteristics similar to our businesses.

Under the income approach, fair value is determined based on the present value of estimated future cash flows, discounted at an appropriate risk adjusted rate. We use discount rates that are commensurate with the risks and uncertainty inherent in the respective businesses and in our internally developed forecasts.

Based on the results of the impairment tests as of October 1, 2023, the fair values of our reporting units substantially exceeded their carrying values. Estimating the fair value of reporting units involves the use of significant judgments that are based on a number of factors including actual operating results, internal forecasts, such as forecasts of costs, margins, investments and capital expenditures, market observable pricing multiples of similar businesses and comparable transactions, possible control premiums, determining the appropriate discount rate and long-term growth rate assumptions, and, if multiple approaches are being used, determining the appropriate weighting applied to each approach. It is reasonably possible that the judgments and estimates described above could change in future periods.

See Note 8 to the audited combined financial statements included elsewhere in this prospectus for further information on goodwill.

Income Taxes. GE Vernova is included in the combined U.S. federal, state and certain foreign income tax returns of GE. However, we have adopted the separate return approach for purposes of our combined financial statements. The income tax provisions and related deferred tax assets and liabilities reflected in our combined financial statements have been estimated as if we were a separate taxpayer.

Our annual tax expense is based on our income, statutory tax rates and tax incentives available to us in the various jurisdictions in which we operate. Changes in existing tax laws or rates could significantly impact the estimate of our tax liabilities. Deferred tax assets represent amounts available to reduce income taxes payable on taxable income in future years. Such assets arise because of temporary differences between the financial reporting and tax bases of assets and liabilities, as well as from net operating loss and tax credit carryforwards. We evaluate the recoverability of these future tax deductions and credits by assessing the adequacy of future expected taxable income from all sources, including reversal of taxable temporary differences, forecasted operating earnings, and available tax planning strategies. These sources of income rely heavily on estimates; we use our historical experience as well as our short- and long-range business forecasts to provide insight.

Significant judgment is necessary in determining our tax expense and in evaluating our tax positions, including evaluating uncertainties. We recognize tax benefits from uncertain tax positions only if we believe that it is more likely than not that the tax position will be sustained on examination by the relevant taxing authorities based on the technical merits of the position. Our policy is to adjust these reserves when facts and circumstances change, such as the settlement or effective settlement of positions with the relevant taxing authorities. We have provided for the amounts we believe will ultimately result from these changes; however, due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from our current estimate of the tax liabilities. Such differences will be reflected as increases or decreases to income tax expense in the period in which they are determined.

See Note 15 to the audited combined financial statements included elsewhere in this prospectus for further information on income taxes.

Postretirement Benefit Plans. We engage third-party actuaries to assist in the determination of pension obligations and related plan costs. We develop significant long-term assumptions including discount rates and the expected rate of return on assets in connection with our pension accounting. We recognize differences between the expected long-term return on plan assets, the actual return, and net actuarial gains and losses for the pension plan liabilities annually in the fourth quarter of each fiscal year and whenever a plan is determined to qualify for a remeasurement within the Combined Statement of Comprehensive Income (Loss).

Accounting requirements necessitate the use of assumptions to reflect the uncertainties and the length of time over which the pension obligations will be paid. The actual amount of future benefit payments will depend upon when participants retire, the amount of their benefit at retirement, and how long they live. We discount the future payments using a rate that matches the time frame over which the payments will be made. We also assume a long-term rate of return that will be earned on investments used to fund these payments.

We evaluate these assumptions annually. We periodically evaluate other assumptions, such as compensation, retirement age, mortality, and turnover, and update them as necessary to reflect our actual experience and expectations for the future.

We determine the discount rate using the weighted-average yields on high-quality fixed-income securities that have maturities consistent with the timing of benefit payments. Lower discount rates increase the size of the benefit obligations and pension expense in the following year; higher discount rates reduce the size of the benefit obligation and subsequent-year pension expense.

The expected return on plan assets is the estimated long-term rate of return that will be earned on the investments used to fund the pension obligations. To determine this rate, we consider the current and target composition of plan investments, our historical returns earned and our expectation about the future.

As of the measurement date of December 31, net periodic benefit income in 2024 is estimated to be approximately $0.5 billion. The components of net periodic benefit costs, other than the service component, are included in Non-operating benefit income in our Combined Statement of Income (Loss).

Fluctuations in discount rates can significantly impact pension cost and obligations. A 25 basis point decrease in the discount rate would increase pension cost in 2024 by less than $0.1 billion and would increase the pension benefit obligation at December 31, 2023 by approximately $0.5 billion. A 50 basis point decrease in the expected return on assets would increase pension cost in 2024 by less than $0.1 billion.

See Note 13 to the audited combined financial statements included elsewhere in this prospectus for further information on Postretirement Benefit Plans.

Loss Contingencies. Loss contingencies are existing conditions, situations or circumstances involving uncertainty as to possible loss that will ultimately be resolved when future events occur or fail to occur. Such contingencies include, but are not limited to, warranties, environmental obligations, litigation, regulatory investigations and proceedings, and losses resulting from other events and developments. When a loss is considered probable and reasonably estimable, we record a liability in the amount of our best estimate for the ultimate loss. We consider many factors in making these assessments, including historical experience and matter specifics. Estimates are developed in consultation with legal counsel and are based on an analysis of potential results.

When there appears to be a range of possible costs with equal likelihood, liabilities are based on the low end of such range. However, the likelihood of a loss with respect to a particular contingency is often difficult to predict and determining a meaningful estimate of the loss or a range of loss may not be practicable based on the information available and the potential effect of future events and negotiations with or decisions by third parties that will determine the ultimate resolution of the contingency. Moreover, it is not uncommon for such matters to be resolved over many years, during which time relevant developments and new information must be continuously evaluated to determine both the likelihood of potential loss and whether it is possible to reasonably estimate a range of possible loss. Disclosure is provided for material loss contingencies when a loss is probable, but a reasonable estimate cannot be made, and when it is reasonably possible that a loss will be incurred or the amount of a loss will exceed the recorded provision. We regularly review contingencies to determine whether the likelihood of loss has changed and to assess whether a reasonable estimate of the loss or range of loss can be made. See Note 20 to the audited combined financial statements included elsewhere in this prospectus for further information.

Environmental and Asset Retirement Obligations. Our operations involve the use, disposal and cleanup of substances regulated under environmental protection laws and nuclear decommissioning regulations. We have obligations for ongoing and future environmental remediation activities and may incur additional liabilities in connection with previously remediated sites or as a result of any restructuring actions taken in future periods. Additionally, like many other industrial companies, we and our subsidiaries are defendants in various lawsuits related to alleged worker exposure to asbestos or other hazardous materials. Liabilities for environmental remediation, nuclear decommissioning and worker exposure claims exclude possible insurance recoveries.

We record asset retirement obligations associated with the retirement of tangible long-lived assets as a liability in the period in which the obligation is incurred and its fair value can be reasonably estimated. These obligations primarily represent legal obligations to return leased premises to their initial state or dismantle and repair specific alterations for certain leased sites. The liability is measured at the present value of the obligation when incurred and is adjusted in subsequent periods. Corresponding asset retirement costs are capitalized as part of the carrying value of the related long-lived assets and depreciated over the asset’s useful life. See Note 20 to the audited combined financial statements included elsewhere in this prospectus for further information.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

We are exposed to market risk primarily from the effect of fluctuations in foreign currency exchange rates, interest rates, and commodity prices. These exposures are managed and mitigated with the use of financial instruments, including derivatives contracts. We apply policies to manage these risks, including prohibitions on speculative activities.

Foreign Exchange Risk. As a result of our global operations, we generate and incur a significant portion of our revenues and expenses in currencies other than the U.S. dollar. Such principal currencies include the euro, the British pound sterling, the Brazilian real and the Indian rupee. We are also exposed to the risk of changes in foreign exchange rates due to our net investment in foreign operations. The effects from the foreign currency exchange rate fluctuations on the translation of net amounts to the U.S. dollar, the reporting currency, are reflected in our equity position. See Note 2 to the audited combined financial statements included elsewhere in this prospectus for further information about our net gains (losses) from foreign currency transactions.

Foreign exchange rate risk is managed with a variety of techniques, including selective use of derivatives. It is our policy to minimize currency exposures and by conducting operations either within functional currencies or using the protection of hedging strategies. A 10% shift in exchange rates against the U.S. dollar would have increased our net loss for the year ended December 31, 2023 by approximately $0.1 billion. This analysis considered the net currency exposure of foreign currency denominated monetary items and hedging instruments.

Interest Rate Risk. We are subject to interest rate risks in the ordinary course of our business. The level of our interest rate risk is dependent on our debt exposure and capital structure and is sensitive to changes in the general level of interest rates. Historical fluctuations in interest rates have not been significant for us; however, this may vary in the future as our capital structure changes.

Commodity Risk. Our operations require the use of various commodities, primarily including copper, nickel and steel. Fluctuations in the prices and availability of these commodities can impact our cost of goods sold and thus our profitability. To mitigate this risk, we have implemented various strategies, including commercial actions, diversification of supplier base and derivative instruments. We continually monitor our exposure to commodity price fluctuations and adjust our risk management strategies as necessary.

See Note 18 to the audited combined financial statements included elsewhere in this prospectus for further information about our risk exposures, our use of derivatives and the effects of this activity on our combined financial statements.

NON-GAAP FINANCIAL MEASURES

The non-GAAP financial measures presented in this prospectus are supplemental measures of our performance and our liquidity that we believe help investors understand our financial condition and operating results and assess our future prospects. We believe that presenting these non-GAAP financial measures, in addition to the corresponding U.S. GAAP financial measures, are important supplemental measures that exclude non-cash or other items that may not be indicative of or are unrelated to our core operating results and the overall health of our company. We believe that these non-GAAP financial measures provide investors greater transparency to the information used by management for its operational decision-making and allows investors to see our results “through the eyes of management.” We further believe that providing this information assists our investors in understanding our operating performance and the methodology used by management to evaluate and measure such performance. When read in conjunction with our U.S. GAAP results, these non-GAAP financial measures provide a baseline for analyzing trends in our underlying businesses and can be used by management as one basis for financial, operational and planning decisions. Finally, these measures are often used by analysts and other interested parties to evaluate companies in our industry.

Management recognizes that these non-GAAP financial measures have limitations, including that they may be calculated differently by other companies or may be used under different circumstances or for different purposes, thereby affecting their comparability from company to company. In order to compensate for these and the other limitations discussed below, management does not consider these measures in isolation from or as alternatives to the comparable financial measures determined in accordance with U.S. GAAP. Readers should review the reconciliations below and should not rely on any single financial measure to evaluate our business. The reasons we use these non-GAAP financial measures and the reconciliations to their most directly comparable GAAP financial measures follow.

Refer to “—Capital Resources and Liquidity” for discussion of free cash flow*.

We believe the organic measures presented below provide management and investors with a more complete understanding of underlying operating results and trends of established, ongoing operations by excluding the effect of acquisitions, dispositions and foreign currency, which includes translational and transactional impacts, as these activities can obscure underlying trends.

ORGANIC REVENUES* BY SEGMENT(a)	2023	2022	2023/2022 V%	2022	2021	2022/2021 V%
Power	$17,436	$16,124	8%	$16,124	$16,729	(4)%
Less: Acquisitions	152	—		—	—
Less: Business dispositions	—	—		—	502
Less: Foreign currency effect	38	(12)		(467)	(6)
Power organic*	$17,246	$16,136	7%	$16,591	$16,233	2%
Wind	$9,826	$8,905	10%	$8,905	$11,539	(23)%
Less: Acquisitions	—	—		—	—
Less: Business dispositions	—	—		—	—
Less: Foreign currency effect	(14)	58		(424)	1
Wind organic*	$9,840	$8,847	11%	$9,329	$11,538	(19)%
Electrification	$6,378	$5,076	26%	$5,076	$5,292	(4)%
Less: Acquisitions	2	—		2	—
Less: Business dispositions	—	—		—	—
Less: Foreign currency effect	50	(4)		(335)	2
Electrification organic*	$6,326	$5,080	25%	$5,409	$5,290	2%

(a)

Includes intersegment sales of $414 million, $451 million and $554 million for the years ended December 31, 2023, 2022 and 2021, respectively. See the table titled Total Segment Revenues by Business Unit in Note 23 to the audited combined financial statements included elsewhere in this prospectus.

*	Non-GAAP financial measure.

ORGANIC EBITDA* BY SEGMENT	2023	2022	2023/2022 V%	2022	2021	2022/2021 V%
Power	$1,722	$1,655	4%	$1,655	$1,407	18%
Less: Acquisitions	32	—		—	—
Less: Business dispositions	—	—		—	43
Less: Foreign currency effect	(119)	(72)		(71)	(5)
Power organic*	$1,809	$1,727	5%	$1,726	$1,369	26%
Wind	$(1,033)	$(1,710)	40%	$(1,710)	$176	U
Less: Acquisitions	—	—		—	—
Less: Business dispositions	—	—		—	—
Less: Foreign currency effect	(133)	62		89	55
Wind organic*	$(900)	$(1,772)	49%	$(1,799)	$121	U
Electrification	$234	(164)	F	$(164)	$(461)	64%
Less: Acquisitions	(1)	—		(17)	—
Less: Business dispositions	—	—		—	—
Less: Foreign currency effect	(15)	(23)		(56)	(13)
Electrification organic*	$250	$(141)	F	$(91)	$(448)	80%

ORGANIC REVENUES*	2023	2022	2023/2022 V%	2022	2021	2022/2021 V%
Total revenues	$33,239	$29,654	12%	$29,654	$33,006	(10)%
Less: Acquisitions	154	—		2	—
Less: Business dispositions	—	—		—	502
Less: Foreign currency effect	74	42		(1,226)	(2)
Organic revenues*	$33,011	$29,612	11%	$30,878	$32,506	(5)%

EQUIPMENT AND SERVICES ORGANIC REVENUES*	2023	2022	2023/2022 V%	2022	2021	2022/2021 V%
Total equipment revenues	$18,258	$15,819	15%	$15,819	$18,831	(16)%
Less: Acquisitions	64	—		—	—
Less: Business dispositions	—	—		—	—
Less: Foreign currency effect	73	50		(841)	4
Equipment organic revenues*	$18,121	$15,769	15%	$16,660	$18,827	(12)%
Total services revenues	$14,981	$13,835	8%	$13,835	$14,175	(2)%
Less: Acquisitions	90	—		2	—
Less: Business dispositions	—	—		—	502
Less: Foreign currency effect	1	(8)		(385)	(6)
Services organic revenues*	$14,890	$13,843	8%	$14,218	$13,679	4%

We believe that Adjusted EBITDA* and Adjusted EBITDA margin*, which are adjusted to exclude the effects of unique and/or non-cash items that are not closely associated with ongoing operations, provide management and investors with meaningful measures of our performance that increase the period-to-period comparability by highlighting the results from ongoing operations and the underlying profitability factors. We believe Adjusted organic EBITDA* and Adjusted organic EBITDA margin* provide management and investors with, when considered with Adjusted EBITDA* and Adjusted EBITDA margin*, a more complete understanding of underlying operating results and trends of established, ongoing operations by further excluding the effect of acquisitions, dispositions and foreign currency, which includes translational and transactional impacts, as these activities can obscure underlying trends.

*	Non-GAAP financial measure.

We believe these measures provide additional insight into how our businesses are performing, on a normalized basis. However, Adjusted EBITDA*, Adjusted organic EBITDA*, Adjusted EBITDA margin* and Adjusted organic EBITDA margin* should not be construed as inferring that our future results will be unaffected by the items for which the measures adjust.

ADJUSTED EBITDA* AND ADJUSTED EBITDA MARGIN*	2023	2022	2021
Net income (loss)	$(474)	$(2,722)	$(724)
Add: Restructuring and other charges(a)	433	288	299
Add: Steam Power asset sale impairment(b)	—	824	—
Add: Purchases and sales of business interests(c)	(92)	(55)	139
Add: Russia and Ukraine charges(d)	95	188	—
Add: Non-operating benefit income(e)	(567)	(188)	(159)
Add: Depreciation and amortization(f)	847	893	1,150
Add: Interest and other financial charges – net(g)	53	97	109
Add: Provision (benefit) for income taxes(g)	512	247	(160)
Adjusted EBITDA*	$807	$(428)	$654
Net income (loss) margin	(1.4)%	(9.2)%	(2.2)%
Adjusted EBITDA margin*	2.4%	(1.4)%	2.0%

(a)	Consists of severance, facility closures, acquisition and disposition, and other charges associated with major restructuring programs.
(b)	Represents non-cash, pre-tax impairment charge related to our remaining Steam Power business.
(c)	Consists of gains and losses resulting from purchases and sales of business interests and assets.
(d)	Related to recoverability of asset charges recorded in connection with the ongoing conflict between Russia and Ukraine and resulting sanctions.
(e)	Primarily related to the expected return on plan assets, partially offset by interest cost.
(f)	Excludes depreciation and amortization expense included in Restructuring and other charges, the Steam Power asset sale impairment and Russia and Ukraine charges.
(g)

Excludes interest expense of $45 million, $54 million and $63 million and a benefit for income taxes of $195 million, $257 million and $138 million, offset by a change in valuation allowance of $27 million, $258 million and $158 million, for the years ended December 31, 2023, 2022 and 2021, respectively, related to our Financial Services business which because of the nature of its investments, is measured on an after-tax basis due to its strategic investments in renewable energy tax equity investments. The change in the valuation allowance recorded for the year is driven by the absence of a valuation allowance on production tax credits earned during 2023 given our ability to transfer such credits.

ADJUSTED ORGANIC EBITDA* AND ADJUSTED ORGANIC EBITDA MARGIN*	2023	2022	2023/2022 V%	2022	2021	2022/2021 V%
Adjusted EBITDA*	$807	$(428)	F	$(428)	$654	U
Less: Acquisitions	31	—		(17)	—
Less: Business dispositions	—	—		—	43
Less: Foreign currency effect	(266)	(38)		(49)	35
Adjusted organic EBITDA*	$1,042	$(390)	F	$(362)	$576	U
Adjusted EBITDA margin*	2.4%	(1.4)%		(1.4)%	2.0%
Adjusted organic EBITDA margin*	3.1%	(1.3)%		(1.2)%	1.7%

*	Non-GAAP financial measure.

We believe Adjusted net income* and Adjusted net income margin* provide investors with improved comparability of underlying operating results and a further understanding and additional transparency regarding how we evaluate our business. Adjusted net income* also provides management and investors with additional perspective regarding the impact of certain significant items on our earnings. Adjusted net income* excludes non-operating benefit income, certain tax expenses, and unique and/or non-cash items that can have a material impact on our results. In addition, we may from time to time consider excluding other nonrecurring items to enhance comparability between periods. However, Adjusted net income* and Adjusted net income margin* should not be construed as inferring that our future results will be unaffected by the items for which the measures adjust.

ADJUSTED NET INCOME* AND ADJUSTED NET INCOME MARGIN*	2023	2022	2021
Net income (loss)	$(474)	$(2,722)	$(724)
Add: Restructuring and other charges(a)	433	288	299
Add: Steam Power asset sale impairment(b)	—	824	—
Add: Purchases and sales of business interests(c)	(92)	(55)	139
Add: Russia and Ukraine charges(d)	95	188	—
Add: Non-operating benefit income(e)	(567)	(188)	(159)
Add: Tax effect of reconciling items	36	(70)	23
Add: Certain tax adjustments(f)	—	37	—
Adjusted net income*	$(569)	$(1,698)	$(422)
Net income (loss) margin	(1.4)%	(9.2)%	(2.2)%
Adjusted net income margin*	(1.7)%	(5.7)%	(1.3)%

(a)	Consists of severance, facility closures, acquisition and disposition, and other charges associated with major restructuring programs.
(b)	Represents non-cash, pre-tax impairment charge related to our remaining Steam Power business.
(c)	Consists of gains and losses resulting from purchases and sales of business interests and assets.
(d)	Related to recoverability of asset charges recorded in connection with the ongoing conflict between Russia and Ukraine and resulting sanctions.
(e)	Primarily related to the expected return on plan assets, partially offset by interest cost.
(f)	Consists of income tax adjustments for the impact of tax legislation.

*	Non-GAAP financial measure.

OUR INDUSTRY

Introduction

GE Vernova is a global leader in the electric power industry, with products and services that generate, transfer, orchestrate, convert, and store electricity. We design, manufacture, deliver, and service technologies to create a more reliable and sustainable electric power system, enabling electrification and decarbonization, underpinning the progress and prosperity of the communities we serve. We are a purpose-built company, uniquely positioned with a scope and scale of solutions to accelerate the energy transition, while servicing and growing our installed base and strengthening our own profitability and shareholder returns. We have a strong history of innovation which is a key strength enabling us to meet our customers’ needs.

Electricity is critical to economic progress and prosperity as well as to improve the quality of life. The IEA expects demand for electricity generation in 2040 to grow by more than 55% from 2022 levels with the natural gas, hydro, wind, nuclear, solar and storage energy sub-sectors playing a key role. This growing demand for electricity generation is driven by multiple factors. Approximately 750 million people globally lack access to electricity, and many more who do have access experience frequent, extended outages that disrupt their lives, impact their safety and security, and challenge their economic growth. Electricity use is also increasing as an alternative to fossil fuels for whole industries or sectors, such as transportation, which are currently pursuing increased electrification as a means to decarbonize. The future electric power system must meet this demand growth while incorporating new and diverse sources, preserving or improving system reliability, affordability, and sustainability. Electric power sector emissions account for approximately 40% of all human-made CO2 emissions in the world today and without a change to the current energy mix, global growth in demand for electricity generation would increase CO2 emissions by more than 7 billion tons annually by 2040.

GE Vernova innovates and invests across our broad portfolio of technologies to help our customers meet growing demand for electricity generation and reduce the carbon intensity of power grids and electricity supply, while maintaining or improving system reliability, affordability, and sustainability. Today, approximately 30% of the world’s electricity is generated using GE Vernova’s installed base of technologies. We intend to grow profitably through the sale of equipment needed to electrify and to decarbonize power systems, as well as by servicing this installed base for decades to come. We will continue to support customer efforts to limit or reduce emissions, and we expect to continue reducing the carbon intensity of our installed base—all while increasing the resiliency of the grid and achieving the goals of our customers, investors, and employees.

We deliver products and services that generate, transfer, orchestrate, convert, and store electricity. Our products and solutions generate electricity from various forms of energy or fuels, including wind, hydro, solar, nuclear, natural gas, and steam. We have offerings that transfer and orchestrate electricity reliably, safely, and securely from generation sources to consumers, over various electricity grids or systems – using grid-related software, hardware, automation, and controls. We develop and deliver technologies that convert electricity across grid systems, such as from alternating to direct current (AC to DC) or vice versa (DC to AC); from one voltage level or frequency to another; and into other forms of energy including mechanical, thermal, and chemical. We also develop and deliver solutions that enable customers to store electricity for use to meet peak demand, through products such as pumped hydro and integrated battery energy storage systems.

GE Vernova’s products, services, and pipeline of investments in leading edge technologies help utility, commercial, and industrial customers avoid, reduce, or capture greenhouse gas emissions produced when generating electricity. Use of carbon-free generation technologies like wind, solar, hydro, and nuclear helps avoid greenhouse gas emissions. Power plant efficiency upgrades and the increasing use of lower carbon-intense fuels like hydrogen in gas turbines can help our customers reduce their greenhouse gas emissions compared to their current state. We also develop integrated solutions that capture carbon for use or sequestration, rather than releasing carbon into the atmosphere and contributing to climate change.

GE Vernova maintains a global reach and scale necessary to lead the energy transition to an electrified and decarbonized future, with approximately 80,000 employees, including our field services associates, and a local presence in more than 100 countries. We derived approximately 71% of our 2023 revenues from OECD countries—and geographically 47% of our revenue from the Americas, 25% from Europe, 16% from Asia and 12% from the Middle East & Africa. We deliver products and services into large, growing segments tied to the energy transition and we estimate the addressable market we serve was approximately $265 billion in 2022. Overall, industry experts conservatively anticipate spending in the power and end-use sectors will increase from $1.4 trillion per year in recent years to more than $2.4 trillion per year in the 2030s. We serve the world’s largest utilities—many of whom serve the OECD or developed markets—that today focus heavily on decarbonization efforts.

As we serve these markets, GE Vernova will continue to build on a rich heritage of technology leadership and innovation, with more than 140 years of experience dating back to Thomas Edison’s first commercial power plant in the United States (1882). We continue to be an innovation leader, with approximately 36,000 patents and patent applications filed in approximately 60 countries. Other significant innovations developed by us include:

•	the world’s first licensed nuclear power plant (1957),

•	the world’s first F-class gas turbine (1990),

•	wind blades for the world’s first offshore wind farm (1991),

•	the world’s first mobile (trailer-mounted) aeroderivative gas turbine for power generation (1996),

•	the world’s first wind turbines with low-voltage-ride-through capability (2003),

•	multiple world records for most efficient gas combined cycle plant (2016), and

•	North America’s first commercial award for a small modular nuclear reactor (2022).

The Customers We Serve

GE Vernova serves customers across the global electric power industry, entities responsible for providing reliable electricity fundamental to economic growth and improving the quality of life. The electric power industry includes customers who generate electricity, transmit it over medium and long distances, distribute it from substations to industrial, commercial, or residential consumers of electricity, or help to electrify other industries to decarbonize them. The electric power industry products and solutions we provide can be part of large, interconnected grid systems or isolated, self-contained microgrids. Our customers include:

•	utilities and independent power producers that generate electricity,

•	large commercial and industrial customers who own power plants that generate electricity for sale into regulated markets, wholesale markets or for their own usage, and

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utilities and grid operators who own and operate the transmission and distribution systems that deliver electricity to consumers, as well as large commercial and industrial customers with their own electrical grid infrastructure they utilize to serve their facilities.

The electric power industry and the systems that support the generation, transmission and distribution of electricity will continue to evolve rapidly. Consumers, in addition to being end-customers of the electric power system, are increasingly becoming suppliers to it via their own generation through growth of distributed solar and battery energy storage solutions. We believe our customers seek to improve their ability to deliver the energy trilemma (as described further below), and that GE Vernova is well-positioned to support these efforts.

The Energy Trilemma

Electricity providers must balance three important criteria for end consumers, which the industry often refers to as the energy trilemma or consumers’ desire for electricity that is reliable, affordable, and sustainable, which at times serve as competing priorities. The relative importance of each criteria fluctuates over time and can vary significantly by geography, the state of local economies, and the prevailing political landscape. One of the United Nations’ Sustainable Development Goals refers to the trilemma by aiming to “ensure access to affordable, reliable, sustainable and modern energy for all.”

Consumers demand reliable electricity generation with minimal disruptions in service and quick restoration times when outages do occur. Two sub-criteria of reliability that have grown in importance recently are resilience and energy security. Consumers expect their power grid and generation sources to be resilient to short-term disruptions from factors such as extreme weather or spikes in demand and to be secure from long-term disruptions from factors such as cyber-attacks or potential supply constraints due to over-reliance on imported power, fuels, or technology. As the world moves to electrify transportation through use of electric vehicles and expands the electrification of heating and cooking to replace fossil fuels, and continues to increase its reliance on electronic devices and systems, dependence on a reliable power grid has increased, as has the impact when extended outages occur. Recent global events, such as extreme weather events and the energy crisis that stemmed from the Russia and Ukraine conflict have highlighted the importance of energy reliability, resilience, and security. The significance of these same criteria is even more critical in developing economies where power outages can be daily events which can last hours, or days at a time and limit economic growth and access to healthcare, education, and communication. Concerns about energy security have grown significantly and are influencing decisions on energy mix and the origin of critical components of their electric power systems.

A key priority for consumers and governments is that electricity be affordable to everyone. The median U.S. household spends an average of 3% of income on home energy bills, yet for low-income households, that percentage grows to 8% according to the American Council for an Energy Efficient Economy. Globally, the lowest income households are often least able to make energy efficiency investments. Electricity prices can fluctuate significantly, as the cost of fuels or other costs are often volatile. As an example, wholesale electricity prices in Europe during the summer of 2022 increased by tenfold their levels at the beginning of 2021 due to the energy crisis resulting from the Russia and Ukraine conflict.

The third criteria in the energy trilemma is that electricity be more sustainable and align with the global effort to accelerate decarbonization and combat climate change. The electric power sector has the potential for significant decarbonization ahead of other sectors through adoption of zero and low-carbon generation technologies. Countries and companies have committed, and continue to commit, to aggressive targets for decarbonization, and many have established net zero emission targets by 2050 or sooner. Utility, industrial, and commercial customers must attempt to balance the energy trilemma priorities, and GE Vernova offers a wide range of products and services to help them in their transition to improve grid reliability, reduce system costs, and reduce carbon emissions.

Regulated Utilities

Across the globe, the electricity needs of a region can be served by either regulated or deregulated utilities. In many geographies, electricity markets remain regulated monopolies. In these cases, a vertically integrated utility or a federal or state-owned utility typically owns the electricity generation, transmission, distribution, and grid operations for their service territories. Under this arrangement, a regulator or government entity oversees prices, allowing a utility to recover its operating and investment costs plus a “fair” regulated return on debt and equity capital employed. Regulators also generally approve new plant or grid infrastructure investments through an integrated resource planning process. A vertically integrated utility may also trade with other utilities, purchasing or selling power. In a regulated power market, GE Vernova’s customers can include federal, state (or provincial) government-owned utilities and municipals, electric cooperatives, or regulated subsidiaries of investor-owned utilities. In some markets, a regulated utility may only provide transmission and distribution services—with generation provided by deregulated utilities or independent power producers, as outlined below.

Deregulated Utilities and Independent Power Producers

In other locations, federal or regional policy makers created competitive wholesale energy markets where electricity generation has been deregulated and decoupled from its transmission and distribution, both of which remain regulated. In these deregulated markets, generators offer to sell electricity for a particular bid price, while transmission and distribution entities bid for that electricity to meet end-consumer demand. Supply side quantities are ordered in ascending order of offer price. Generally, a market clearing price is established by the last offer price required to meet the electricity demanded for that hour and all generators receive this market price per megawatt hour of power generated. In a deregulated market, our power generation customers can include deregulated arms of investor-owned utilities or independent power producers which purchase and operate power plants. In addition, transmission companies, and distribution companies are customers for GE Vernova’s grid and electrification solutions. Grid operators, which include independent system operators and transmission system operators can also be customers for some of our digital and grid orchestration software solutions.

Commercial and Industrial Customers

In addition to power utilities, GE Vernova supports a wide range of commercial and industrial customers that self-generate all or a portion of their own power needs. Such commercial and industrial customers are actively seeking out more efficient, lower-carbon energy use and generation. Within the oil and gas industry we deliver tailored products, solutions and services for pipeline compression and the liquefaction of natural gas into LNG. Both applications require turbines or electric motors to power large compressors. Many oil and gas facilities also require extensive electrical systems such as microgrids on an offshore platform. GE Vernova also supports the marine industry with power technologies, solutions, and services. Large ships, including naval fleets, require propulsion drives and extensive on-board electrical systems with high reliability and security. Ports are also increasingly being electrified to address decarbonization, thereby reducing the use of more emissions-intensive hydrocarbons such as fuel oil. Many other industries, including steel, mining, paper, textiles, and desalination plants, require a combination of power and some form of thermal energy. Commercial customers, such as information technology data centers, rail infrastructure operators, universities, and large retailers, are also beginning to self-generate some of their electricity needs, which efforts may also require other electricity related infrastructure for support.

Macro Industry Trends

An evolving mix of electric power generation technologies are being shaped by demand growth for electricity generation, decarbonization, and growing concerns for energy security and stability. Grid modernization and investment are also being shaped by the changing generation mix and concerns for energy security and stability. While closely interconnected, the following sections will highlight each of these five macro trends.

Demand Growth for Electricity Generation

Demand for electricity generation tends to scale with population and GDP growth, although increasing levels of electrification across the global economy are expected to drive this even higher. Conservative forecasts, from the IEA and other third parties, estimate the world electric generation demand will increase by about 55% in 2040 versus 2022 and that electricity generation required to reach economy-wide net zero emissions would need to more than double from 2022 levels, driven by global movement towards electrification of key sectors such as transportation, real estate, and industry.

Access to reliable electricity remains fundamental to supporting economic growth and improved quality of life. Reliable electricity is vital to personal health, including access to refrigeration for food and medicine and medical care facilities with adequate light and power for lifesaving technologies. Electricity is critical to safety and security by having lights and access to communication technologies. Access to electricity is vital to education, by providing light to read or study, and powering computers and networks enabling access to information. Reliable access to electricity can affect one’s comfort and quality of life, providing heat or air conditioning, powering basic appliances, and enabling access to entertainment and communication.

While many people in developed economies take reliable electricity for granted, significant investment, controls, infrastructure, and diversity of supply are required to deliver reliable power all hours of the day and throughout the year. Extended power disruptions, such as the extended outage that occurred in Texas during the winter of

2021, and in many parts of the world frequently, have a tangible impact on lives and the economy. Substantial growth in the electrification of the economy will also increase the importance of reliable electricity to modern life in the decades to come.

We expect continued demand growth as the power sector will lead global decarbonization and enable other sectors to decarbonize through electrification of:

•	Transportation (such as the shift where possible from internal combustion vehicles towards hybrid and electric vehicles for automotive, rail, marine or aviation);

•	Real estate (with the shift from use of fossil fuels towards electricity for heating and cooking); and

•	Industrial plants (with the shift from use of fossil fuels towards electricity for mechanical, thermal, or chemical energy process needs).

The electrification of these other sectors and their increasing reliance on power generation and grids demonstrates the importance of improved electricity reliability.

Decarbonization

Power sector emissions account for about 40% of all human-made CO2 emissions in the world today with 70% of that coming from coal generation. To address climate change, GE Vernova believes we should reduce carbon emissions from the power sector while meeting the growing demand for electricity generation simultaneously. Because of growth in variable or intermittent renewables, the installed level of generation capacity is expected to more than double by 2040 to meet the more than 55% increase in demand for electricity generation and maintain or improve required reliability levels. To put this in perspective, over the last 40 years the world added approximately 6,000 GW of generating capacity. A more than doubling of generation demand would require building approximately 12,500 additional GW in less than half that time.

Increasing global urgency to address and reduce the impact of climate change will serve as a significant tailwind for broader investment in the power sector and will drive increased demand for GE Vernova’s products, services, and solutions. Countries continue to establish or strengthen commitments and policies to address climate change through legislative and regulatory frameworks such as the Paris Agreement, the IRA, and the European Union Taxonomy. The European Union Taxonomy classifies which technologies may be marketed as sustainable investments, thereby qualifying for and attracting green investment. Many companies continue to establish or strengthen their own greenhouse gas emissions reductions targets, net zero pathways, and broader ESG-related goals and commitments. Consumers increasingly factor life-cycle environmental impacts of products and services into their purchasing decisions, while investors often choose to allocate capital based on climate or sustainability initiatives and actions taken by companies. Workers are beginning to select an employer based on its mission and impact on the world, including its impact on the environment.

Governments can play a critical role in global decarbonization by stimulating and attracting investment in the energy transition to help create a more sustainable power sector. Many governments are deploying a “carrots and sticks” approach using tax credits to incentivize investment in a variety of technologies vital to decarbonizing electricity. Governments are also recognizing the role that improvements, modernization, and growth in infrastructure will play in pacing the transition. Many governments are committing funding for infrastructure projects designed to facilitate decarbonization and working to streamline the regulatory permitting processes for large infrastructure projects such as grid interconnections. The recently enacted laws described above are rapidly accelerating investments in cleaner energy, encouraging a multi-pronged approach with a wide range of technologies vital to the energy transition. National Net Zero pledges now cover 88% of annual global emissions, according to Net Zero Tracker. In some instances, these pledges are in law or a policy document, versus being a proposal or pledge.

Status of Net Zero Pledges by Country

In policy documents
In Law
Proposed / in discussion
Declaration / pledge
Achieved (self-declared)
Source: Net Zero Tracker
esri

© 2024 S&P Global Market Intelligence All rights reserved. Esri, TomTom, FAO, NOAA, USGS

Companies across a wide range of industries are becoming active participants and investors, committing to greenhouse gas emission reductions across their operations. In many cases they are sourcing cleaner energy or developing their own sources of power generation using zero or low-carbon technologies to serve and meet their own electricity needs. Public-private partnerships between government agencies such as the U.S. Department of Energy and private sector companies to finance, build and operate clean energy demonstration projects are accelerating deployment and scaling of breakthrough technologies. These initiatives are expected to drive increased demand for our equipment and services across our three segments in the near term and going forward.

Technology advancement is also helping to accelerate investment in clean energy alternatives. Lifecycle cost of electricity from renewable energy is often lower than that of gas or coal generation. The capacity factors of renewable energy plants, which is the ratio of a plant’s actual generation divided by its rated capacity, measured over the course of a year, are also improving, particularly for onshore wind, where average capacity factors for projects built between 2013 and 2021 were 40% compared to 23% for projects built between 1998-2003. Power generation from offshore wind is growing rapidly, as are the wind turbine sizes, the largest of which exceed 15 megawatts (“MW”) per turbine. Cost effective energy storage technologies such as battery energy storage systems for short duration needs of less than 8 hours and pumped hydro for duration needs of up to 48 hours are emerging and are expected to scale over the decade ahead. Hydrogen, when used in a fuel cell or combusted, creates no CO2 emissions, and can be blended with or replace natural gas in existing or new gas turbine power plants. Advances in carbon capture technology for point source applications such as gas combined cycle plants or for direct air capture are significantly improving in economic viability. Small modular nuclear reactors could also enable dramatic reductions in nuclear power plant costs and cycle times.

Evolving Generation Mix

Global electricity generation in 2022 was approximately 29,000 terawatt hours (“TWh”), with coal generation providing the largest source, accounting for more than one-third of all electricity generated in the world yet contributing more than 70% of all power sector CO2 emissions. As customers shift from coal generation towards more power generated from renewables and natural gas, services for the remaining coal plants will still be required given the multi-decade energy transition and variance in capital, resources, and generation mix globally. Nearly 40% of the electricity generated in 2022 came from zero-carbon sources including hydro, nuclear, wind, and solar.

2022 Global Capacity and Generation

Globally, the installed base of generation capacity in 2022 was approximately 8,500 GW. The mix by technology of the installed capacity is different than the generation mix, as the average capacity factors (utilization) differ for each generation technology. The IEA estimates global installed capacity would need to more than double by 2040 to meet growing demand for electricity generation.

Carbon-free generation technologies including wind, solar, hydro, and nuclear are expected to account for nearly 90% of new capacity addition orders over this decade, with a balance of many generation sources likely required to navigate the energy transition towards a more sustainable power sector while preserving system reliability and affordability. Hydro power, both conventional as well as pumped storage, can offer emission-free power output, and we expect it will play an important role in the evolving energy mix. Drought conditions are affecting generation from existing hydro plants in some regions and availability of supply can be impacted seasonally. Pumped storage hydro projects have gained in popularity and can provide valuable energy storage to enable greater utilization of variable renewable energy sources.

Wind and solar combined accounted for 12% of all electricity generated in the world in 2022. By 2030 many experts expect this figure will reach approximately 25%, and in scenarios that achieve net zero emissions may reach 70% percent by 2050. The levelized cost of electricity (“LCOE”)—an industry-standard measure of generation cost—from wind is at parity or below that of conventional power sources, though variability of the generation source makes it difficult to compare with dispatchable technologies that can be turned on whenever needed. With technology enhancements, average capacity factors for onshore wind farms are near 40%, and offshore turbine capacity factors have reached more than 60%. The delivered cost of electricity generated from wind and solar may include significant transmission investment needed to transfer power to consumers. More than 90% of installed wind capacity consists of onshore wind, although the IEA and other third parties forecast sizable multi-decade growth in offshore wind.

Nuclear power generation is expected to grow, with life-extensions for existing plants in the United States and Europe along with potential restarts of the Japanese nuclear fleet, outpacing retirements or phase-outs in Germany, Korea, and Taiwan. Longer-term support for small modular nuclear reactor (“SMR”) technology is increasing, in anticipation of reduced capital spending requirements for SMRs compared to larger scale units, and shorter potential construction cycle time for building these new nuclear plants. The first nuclear plants powered by SMRs are expected to go into operation by 2030.

Natural gas power plants will continue to play a vital role in the energy transition through the provision of dependable, dispatchable, and flexible power, helping to address the intermittency of renewable energy sources. Approximately 22% of the world’s electricity in 2022 was generated using natural gas. Gas power generation with fast start times and ramping capability can provide valuable flexibility that complements the intermittent nature of power supplied by renewable energy sources. Gas plants available today can generate two-thirds fewer CO2 emissions than coal plants per kilowatt-hour produced, with a future pathway to decarbonize through deployment of hydrogen or carbon capture technologies. The technology to decarbonize new or existing gas generation sources will become increasingly feasible and cost-effective with policy support and incentives such as the IRA. Notably, the European Union Parliament included gas and nuclear power sources in the EU Taxonomy, classifying new investments as environmentally sustainable under the Taxonomy through 2030. We expect to continue servicing our large existing and growing installed base of gas turbines. In the coming years, we expect to expand this business to accelerate decarbonization by retrofitting gas turbines to use hydrogen and/or adopting them for use in carbon capture systems.

Energy Resilience & Security

Extreme weather events, threats of cyber-attacks, and rising geopolitical tensions have increased focus and investment to strengthen the resilience and security of power grids. Extreme droughts, forest fires, severe storms, and extended freezing temperatures have had major implications on power grids and generation supply with increasing frequency and impact over the past several years. Severe droughts in China, across parts of Europe, and in the Western United States have reduced availability of hydro generation but have also impacted the availability of water used for cooling fossil fuel and nuclear power plants and transporting fuel to power plants via barges. Severe storms and cold weather events have exposed the vulnerability of our power grids and highlighted the impact that extended power outages can have on communities and lives. Grid distribution systems have grown more vulnerable due to increasing decentralization, level of remote access granted, increasing complexity, and connections to business networks, while potential threat actors are becoming increasingly capable of conducting cyber-attacks. The ongoing Russia and Ukraine conflict exposed the vulnerability of Europe’s dependence on Russian natural gas and has significantly impacted global energy markets. Although Russia historically supplied 40% of Europe’s natural gas for heating and power generation, many nations are reevaluating their dependance on imported electricity, fuels, generation technologies, or raw materials for critical power infrastructure following the invasion.

Although wind and solar offer carbon-free generation sources that can produce affordable electricity, the variability of these energy sources also create challenges as they become a greater percentage of the energy mix.

Understanding and addressing these challenges through technology is vital so that they do not limit the pace of the energy transition to a decarbonized future. These challenges include:

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Wind and solar are intermittent and variable energy sources. Given that wind speeds can vary dramatically throughout the day and year, and because the sun does not always shine with the same intensity due to its position in the sky or the amount of cloud cover, wind and solar power plants may generate electricity at levels well below their full rated capacity. Average capacity factors for utility-scale solar PV systems worldwide are near 17% and for onshore wind are near 40%. The lower a technology’s capacity factor, the lower the actual quantity of electricity it generates, and the more capacity is needed to produce the same amount of electricity over a year. As renewable energy sources become a greater percentage of the generation mix, capacity addition growth must outpace growth in demand for electricity generation to ensure reliable service.

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Wind and solar, while key to global electrification and decarbonization trends, are not dispatchable, meaning they cannot be “turned on” or “adjusted” to meet power demand requirements, which can create a mismatch between supply and demand unless other generation sources step in to fulfill this role. Additionally, renewable resources can, at times, create more electricity than the grid is demanding, which then requires either curtailment of power generation on the grid or transportation of that excess power generation to areas with higher real-time demand needs. Curtailment can impair project returns for generating companies.

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Many of the best renewable resources and sites are found in remote or rural locations and are often not co-located with large electricity demand centers, requiring significant grid investment to connect them. Additionally, the shift towards variable, renewables distributed closer to the point of power consumption requires bi-directional flows of electricity that can challenge grids originally designed for one-way flow of electricity from large, centralized power plants.

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Solar and wind are inverter-based renewable energy sources that do not provide sufficient natural inertia like their power counterparts. Sudden, large changes in demand or supply can cause the frequency to change, which can damage motors and sensitive electronics unless sufficient inertia generated from large, spinning turbine-generators such as those in nuclear, steam or gas plants can help stabilize the power grid. As the energy mix shifts towards higher levels of energy provided by variable renewables, alternative forms of inertia such as synthetic inertia via power electronics or maintaining other sources of generation with natural inertia via synchronized rotating machines may be required to maintain system stability and resilience.

The challenges associated with the importance of increasing variable renewables create growth opportunities for the development and deployment of new technology solutions to help address them. Cost-effective storage technologies like grid-scale batteries and pumped hydro are emerging to address dispatchability and avoid curtailment for short durations. Synthetic inertia, grid hardware and software solutions can help orchestrate the grid and address or prevent stability concerns. Conventional power facilities such as small modular nuclear reactors and decarbonized gas plants can supplement variable renewables, providing dispatchable, flexible solutions supported by natural inertia. Companies with a breadth of generation, storage, grid, and digital solutions will play a vital role solving these challenges and enabling the energy transition.

Grid Modernization & Investment

The grid is the backbone of the electric power industry, connecting, monitoring, protecting, and controlling the flow of electricity from diverse, distributed generation sources safely, reliably, and securely to point of consumption. In 2022, global grid system integration, power transmission, grid automation, and software annual investments presented an addressable market of $75 billion for our Electrification segment. Multiple dynamics are affecting the construction and modernization of the grid of the future, including:

•	Evolution from a centralized infrastructure for power generation towards a more distributed infrastructure.

•	Increasing shift from dispatchable power generation sources towards variable renewable power sources must be addressed to preserve system reliability.

•	Growth of inverter-based technologies, such as wind and solar, will challenge system inertia and stability.

•	Grids designed for one-way flow of electricity from centralized plants must be augmented to accommodate two-way flows from a highly distributed network of generation and storage solutions.

•	Historically predictable demand for electricity generation is shifting towards mobile, less predictable loads driven by new factors such as increased demand for electric vehicle charging.

•	Software and data analytics are becoming more critical for grid management and resilience.

•	Cybersecurity and other security risks, including more severe weather events to critical infrastructure are increasing.

The global power grid requires significant investment to meet growing energy demands, improve system resilience, integrate variable renewables, and upgrade and digitize aging infrastructure. Companies that provide products and services required for the transmission, distribution, conversion, storage, and orchestration of electricity from point of generation to point of consumption will play an important role in supporting the energy transition.

OUR BUSINESS

Overview

GE Vernova is a global leader in the electric power industry, with products and services that generate, transfer, orchestrate, convert, and store electricity. We design, manufacture, deliver, and service technologies to create a more reliable and sustainable electric power system, enabling electrification and decarbonization, underpinning the progress and prosperity of the communities we serve. We are a purpose-built company, uniquely positioned with a scope and scale of solutions to accelerate the energy transition, while servicing and growing our installed base and strengthening our own profitability and shareholder returns. We have a strong history of innovation which is a key strength enabling us to meet our customers’ needs.

The breadth of our portfolio also enables us to provide an extensive range of technologies and integrated solutions to help advance our customers’ sustainability goals. Our installed base generates approximately 30% of the world’s electricity. We support our customers’ specific efforts to electrify their economies, meet demand growth, improve reliability and resiliency, and navigate the energy transition through limiting and reducing emissions. The portfolio of equipment and services that we deliver is diversified across technology types and is adaptable based on electric power market conditions and demand.

We blend GE’s culture of innovation and technological excellence with our focus to drive electrification and decarbonization through our cultural foundation—known as the GE Vernova Way—which guides everything we do. The principles of the GE Vernova Way are Innovation, Customers, Lean, One Team, and Accountable. These principles define how we work and create value for our people, customers, shareholders, and the planet. We drive Innovation in everything we do, serve our Customers with pride and focus, and operate with a Lean mindset, focusing on safety, quality, delivery, and cost, across our operations. We act as One Team with inclusivity, authenticity, and diversity allowing us to win together, and are Accountable both individually and collectively to deliver on our purpose and commitments. These principles are embedded throughout the organization through our monthly operating reviews, employee training programs, internal communications, and in how we measure performance. We see the GE Vernova Way as a potential differentiator, as this helps ensure we deliver effective, measurable, and sustainably successful outcomes for our customers, employees, and other stakeholders.

Within GE Vernova, we have aligned our businesses, and report our financial results across three operating segments:

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Our Power segment includes the design, manufacture, and servicing of gas, nuclear, hydro, and steam technologies, providing a critical foundation of dispatchable, flexible, stable, and reliable power. This segment delivers predictable and growing, long-term earnings and free cash flow from servicing our vast installed base and from growing this installed base with new equipment and services. For example, we maintain the largest installed base of gas turbines globally of 886 installed GW and 2,206 GW total across our Gas Power, Nuclear Power, Hydro Power, and Steam Power businesses within this segment.

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Our Wind segment includes our wind generation technologies, inclusive of onshore and offshore wind turbines and blades. This segment benefits from secular demand tailwinds for zero-carbon power generation. We are pivoting our Onshore Wind strategy to focus on fewer markets, where we believe we have built and maintain competitive advantages, fewer product offerings, and increased productivity efforts, all to drive long-term profitable growth. We maintain an installed base of 117 GW of Onshore Wind and 1 GW of Offshore Wind turbines for zero-carbon power generation.

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Our Electrification segment includes grid solutions, power conversion, solar and storage solutions, which we collectively refer to as Electrification Systems, and digital technologies, which we refer to as Electrification Software, required for the transmission, distribution, conversion, storage, and orchestration of electricity from point of generation to point of consumption. This segment benefits from a growing need for grid infrastructure, modernization, and reliability, as well as from the demand for new products, solutions, and services. Investment in these technologies will be critical to enabling the energy transition by connecting renewables to the grid, electrifying other carbon-intense sectors, and preserving grid resilience and reliability.

Sources of revenue for GE Vernova in 2023 were approximately split equally between the sale of products and services. About 65% of GE Vernova’s total RPO (remaining performance obligation, a measure of backlog) of $116 billion at the end of 2023, or $75 billion, was for services, with a significant portion committed under long-term contractual arrangements, providing us with enhanced levels of predictability and visibility into services revenue for years to come. Services are typically sold directly to our customers, either through long-term contractual service agreements or as individual transactions at time of service.

Services include the maintenance, replacement of spare parts, repairs, upgrades, and software subscriptions throughout the operating life of our products globally. To lead in services, we invest in inspection and repair technologies, monitoring and diagnostics capability, and plant upgrade offerings to improve the performance and operation of our installed base.

Products include the design, manufacture, and delivery of a wide range of power generating, grid hardware and software, power conversion, and energy storage products. We sell our products directly to customers or through engineering, procurement, and construction firms, where we can be either a sub-supplier or a consortium partner. Our scope of supply can range from products alone to extended plant or project development scope, which can include plant-level guarantees and/or GE Vernova having turn-key responsibilities, often shared with partners, for project development. GE Vernova has manufacturing, assembly, and component production capabilities in over 100 plants across 27 countries.

We are well-positioned to benefit from extended growth in the demand for our products and services as emerging economies focus on electrification and mature economies on further electrification and decarbonization. We expect to drive profitable growth through cost reductions, improved quality, better contracting, and higher productivity levels—all as demand accelerates. We expect to generate cash flow, fund incremental growth opportunities and increase flexibility to drive future capital allocation while maintaining investment grade ratings.

*GTs = Gas turbines

*STs = Steam turbines

*T/Gs = Turbines/generators

*WTs = Wind turbines

Investment Highlights

GE Vernova is an industry leader creating a more reliable and sustainable electric power system by providing a breadth of products and services necessary to increase electrification and decarbonization. We serve customers in accelerating the global energy transition to improve the quality of life and combat climate change. Our products and services will help reduce overall global emission levels by enabling our customers to limit emissions from power generation and by reducing the carbon intensity of our installed base.

We expect increased demand for many of our products and services, along with our focus on lean to drive productivity improvements and cost reductions, to deliver Adjusted EBITDA and free cash flow growth—creating significant value for customers and shareholders. Expanding electrification, increasing global urgency to combat the impacts of climate change, and a greater focus on energy security will stimulate broader investment in the electric power sector, potentially leading to rising demand for GE Vernova’s products, services, and solutions. A multi-decade inflection of global spend in the energy transition end-markets is expected to be driven by technological advancements, government policies, corporate strategies, and individual efforts to increase electrification of the economy and to reduce carbon emissions. We will support the global transition to renewable energy sources by providing a broad range of product and service offerings needed by public and private utilities, grid operators, governments, and large electricity users.

As the energy transition accelerates and our cost structure improves, we expect GE Vernova to deliver revenue growth combined with improving Adjusted EBITDA and free cash flow. We expect to benefit from:

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Strong long-term industry demand growth driven by increasing electrification and decarbonization trends. We see significant opportunities for revenue growth across our business segments, as electrification trends drive a need for new firm and quick-starting electricity generation, and decarbonization efforts require reduced or zero emission generation sources. The electricity grid also needs significant investment to connect new generation and to enhance reliability. Forecasts from the IEA and other third parties estimate the world will need 55% more generation of electricity in 2040 than it did in 2022 and that electricity levels required to reach economy-wide net zero emissions would need to more than double from 2022 levels. We believe this need will drive increased demand for our products and services as equipment needs grow and customers need to maintain or improve performance from existing assets in order to supply reliable, secure electricity. This need includes investments in both hardware and software to manage a more complex grid, especially given the rise in supply of renewable energy going forward. Government policies, such as the Inflation Reduction Act of 2022 (the “IRA”) in the United States, the Green Deal Industrial Plan in Europe, and emissions trading frameworks in both Europe and the United States, serve as tailwinds for our customers and suppliers like GE Vernova to fund the growth in low or zero emission capacity and the grid required to deliver this electricity. Our large commercial and industrial customers as well as residential consumers, place a heightened importance on decarbonizing their electricity use, driving incremental demand for GE Vernova’s products and services. We provide products and services through the Power, Wind and Electrification segments that served addressable market sizes of $110 billion, $80 billion, and $75 billion, respectively, in 2022. Overall, industry experts conservatively anticipate spending in the power and end-use sectors to increase from $1.4 trillion per year in recent years to more than $2.4 trillion per year in the 2030s.

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Significant, long-term customer relationships with many of the largest customers in select key markets. Our technologies and services help electrify some of the fastest growing markets and help decarbonize those areas that relied heavily on less efficient and more emissions-intensive generation fleets. We supply and service many of the world’s largest utilities and grid operators across multiple continents and support our customers with solutions across the energy trilemma tailored to their individual situation and circumstances. For example, our ten largest generation customers by installed capacity in Europe and the United States generate approximately 40% of the electricity in these markets, respectively. Our deep, long-standing relationships with customers are a competitive advantage and our track record gives customers confidence in partnering with us to implement new technology.

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Lean as a pillar of the GE Vernova Way and how we will drive both long-term breakthroughs and continuous improvements that enhance profitability. We started our lean journey more than five years ago as GE and have progressed to the point that lean is now part of our culture. We are applying lean to all aspects of our businesses to drive growth, innovation and results for our customers. For example, lean was an integral lever of the Gas Power transformation that started in 2018, driving out $1 billion in fixed costs while improving the customer experience. The Gas Power business applied lean methods in executing its strategy and transforming its long-term performance. We also realized, utilizing lean and other efforts implemented over the last three years, significant cost savings in both our Electrification segment (approximately $300 million) and within our Onshore Wind business (approximately $500 million)-partially through improved operations and streamlined organizational structures. The application of lean in our Gas Power, Onshore Wind, and Grid businesses has already created significant value. Within GE Vernova we see substantial opportunity for additional competitive differentiation and value creation by using and continuously improving our lean rigor across our portfolio of businesses. After the Spin-Off, our company will continue to utilize and evolve lean through our GE Vernova operating method to realize our strategic initiatives while simplifying and transforming our business into a more efficient, highly focused company.

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Strengthening revenue and cost fundamentals will enable the Company to fund growth opportunities and maintain flexibility for capital allocation. Increasing demand for our products and services will lead to revenue growth in the coming years. Continued use of our lean operating method and culture will drive lower costs, improving profitability. Given limited expected leverage levels, we anticipate generating increasing levels of free cash flow. This cash flow will enable our efforts to maintain a strong balance sheet, obtain and maintain investment grade ratings, invest in new products and services, fund cost-reduction opportunities that create long-term savings, evaluate and consider targeted value-added acquisitions, and provide flexibility for potential future capital allocation.

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A Power segment, with durable, growing earnings and cash flow from its large installed base. Services are a key portion of the Power segment, a recurring and high-margin revenue stream that in 2023 contributed 68% of total segment revenue. Because the average life of our large heavy-duty gas turbine fleet service contracts in the Gas Power business, the largest business in the Power segment, is over ten years, we have revenue visibility for many years ahead and we continue to have service contract customer renewal rates of approximately 70%. Our services capabilities help improve the economics, the efficiency, the reliability, and the life-span of customer-owned generating units. We view our long-term services agreements as key elements for the continued success of our Gas Power business, which maintains a leading global scale and an installed base of approximately 7,000 turbines. We continue to implement technology enhancements to deliver improved service, reducing the outage time for gas power plants and leading to increased MWh output by customer facilities while also reducing our costs to deliver on outage management initiatives. We maintain annual service contracts for over 25% of the units in our gas installed base, while also delivering outage services or parts—as part of our transactional services offerings—to a large portion of those natural gas units not under long-term contracts. We also provide services to nuclear power plants, hydro power facilities, and steam power turbines. As a result, we expect revenue and EBITDA from our Power segment to rise over time with improved margins due to increasing product sales and the continued growth in our services, as well as improvements in our cost structure and productivity. As coal generation still comprised 36% of total generation in 2022, we believe there will be opportunities to replace coal with other, less carbon intensive resources, which in turn will create opportunities for GE Vernova to sell products and services across our Power businesses.

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A Wind segment with significant margin expansion and long-term revenue growth ahead. Our Wind segment remains one of the largest wind products, parts, and service providers. In the onshore wind industry, we expect to increasingly focus our efforts on the attractive and growing North American markets given the demand tailwinds driven by the IRA, while still targeting opportunities of profitable high-margin product sales outside of North America. We believe our strong manufacturing capacity, our supply chain capabilities, and our deep customer relationships provide competitive advantages in these markets. Additionally, we continue to focus on improving the cost structure and driving better quality and performance across the installed base and new units. In the relatively nascent and fast-growing offshore wind industry, in the coming years we expect to improve the quality of our backlog and overall business profitability. As the industry matures, we expect the existing technologies and supply chain to improve, and GE Vernova to remain focused on product quality, processes reliability, and improved underwriting. We will be highly disciplined in the pace of new product introduction, while being selective in adding new projects to our backlog if we believe they provide sufficient pricing, profitability, and improved risk mitigation in line with our expected returns.

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An Electrification segment positioned for higher, more profitable growth driven by increasing global demand for our equipment, systems, software, and services. Our Electrification segment provides much of the necessary products, services, and software to manage, transfer, and orchestrate electricity over the power grid—each a key offering that enables the energy transition as renewable capacity coming online accelerates globally. Our HVDC technology offerings support the expansion of major new renewable projects, including offshore wind, and we are already seeing rapidly rising RPO levels from recently announced HVDC project awards in Europe. Our detailed engineering and design capabilities as well as technology advancements help decarbonize the operations of our larger industrial customers, which include energy intensive LNG facilities, marine fleets, chemical, steel facilities, and higher tech data centers. Our digital and software applications and business have become more critical to the grid as they help ensure reliable and secure power, and they move electricity from variable renewable resources, often in remote locations, to demand centers.

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Our continued efforts in driving innovation—creating new product and service opportunities that could enhance long-term profitable growth. Our company maintains a long, rich history of advanced research and technology development. We continue to invest, often jointly with third parties, to develop and deploy new technologies that support customers in the energy transition. We remain committed to creating, improving, and providing solutions for customers by leading in the development of key offerings that can help electrify and decarbonize the global economy. Innovation occurs within our businesses, as well as within the company’s Advanced Research team, where we develop and commercialize new technologies that can improve electrification and decarbonization efforts. With partners, including governments helping to finance our research, our strong, interdisciplinary Advanced Research team focuses on key technologies like hydrogen, carbon capture, software, energy storage, and other emerging and critical areas necessary to facilitate the energy transition in the coming years. We maintain approximately 36,000 patents and patent applications on various technologies, and our research center continues to utilize external funding and disciplined oversight of capital deployment to evaluate, test, and successfully prepare emerging technologies for commercialization.

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An experienced leadership team. Our management team consists of leaders with decades of experience working in key roles within publicly traded companies, as well as leaders with deep and diverse subject matter expertise across our industries’ end-markets, products, and services. This team will lead GE Vernova as the industry undergoes dramatic change and navigates the energy transition. Our team remains focused on maintaining and creating a culture that utilizes lean and focuses on improving safety, quality, delivery, and cost to deliver value to customers, stakeholders, and employees.

Our Company Strategy

GE Vernova is uniquely positioned as the industry leader to drive the energy transition forward, supplying customers with products and services necessary to deliver more reliable, affordable, and sustainable electricity. We expect significant growth in demand for the offerings we provide to the electricity sector. We anticipate improving our cost structure and productivity levels as we continue to meet this secular demand with existing and new products and services. We will focus on generating revenue, Adjusted EBITDA, and free cash flow growth, which are the primary key financial indicators we believe will drive value creation for our shareholders.

Our company strategy is focused on:

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Delivering on global sustainability, by developing, providing, and servicing technologies that enable electrification and decarbonization. Sustainability is core to our long-term strategy and tactics. Our products and services help governments, utilities, developers and other industries drive sustainable economic growth via increased electrification – often by providing technologies that power markets. We expect our products and services to help improve electric reliability and resilience as well as lower the carbon intensity of our own installed base and reduce our Scope 3 emission levels. Longer term we anticipate enabling greater reductions in emissions levels by further developing and commercializing emerging technologies such as small modular nuclear reactors, natural gas with either hydrogen or carbon capture capabilities, or direct air capture products. Additionally, we expect to improve our own Scope 1 and Scope 2 emission levels, as well as other key sustainability metrics.

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Maintaining and enhancing strong relationships with many of the leading and largest utilities, developers, governments, and electricity users. We serve and maintain long-standing relationships with many of the largest entities across conventional generation, renewables, transmission, software, and other key portions of the electricity industry, which enables us to provide multiple different products and services from across our businesses to existing customers. Customers continue to rely on our partnerships with them to help them deliver reliable, affordable, and more sustainable electricity. These deep, long-standing relationships are a competitive advantage and enable us to successfully introduce both new and existing products and services to our existing customers.

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Servicing the existing installed base and delivering new technologies and processes, which improve customer outcomes while driving increased profitability and cash flow. The world derives approximately 30% of its electricity generation from an installed base of GE Vernova products, technologies, and solutions. We service a substantial share of this installed base, including approximately 25% of our gas installed base, which delivers electricity that our customers rely upon and where these long term contracts and arrangements create a reliable, visible source of revenue for GE Vernova. The heavy-duty gas turbines that are still under servicing contracts in our gas installed base maintain an average contract life of over ten years. Our continued innovation, process improvement efforts, and use of advanced technology will benefit customers (especially in areas like reduced outage times, reduced carbon-intensity, or better operating performance), while lowering our costs to service these assets, leading to margin expansion for GE Vernova. We expect to benefit from significant demand growth for our equipment, which we anticipate will grow our installed base and lead to longer term growth in service revenues.

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Improving margins and lowering risk through better underwriting. We are focused on shortening our bid cycles to reduce the risk of cost escalation, as well as improving protections embedded in customer agreements to protect against inflation. We maintain a heightened focus on risk mitigation and management — tactics we utilized successfully to improve results in our Gas Power business and more recently, in our Grid and Onshore Wind businesses, and anticipate doing so across our remaining businesses. Pricing and margins on new orders across multiple product lines such as Onshore Wind, transmission equipment from our Electrification segment, and other areas continue to improve, both as a result of favorable supply and demand trends as well as our own heightened focus on risk management. In addition, we continue to work to improve the risk profile embedded in new service contracts.

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Streamlining our product portfolio to focus on core workhorse products, which will improve both cost and quality going forward. We continue to reduce the complexity of new sales offerings and increased standardization of products that we provide to customers. For example, in our Onshore Wind business, we are implementing a more simplified product suite (i.e., what we call “workhorse products”) that enables us to deliver better performing assets produced at scale and at lower costs, which improves our margins, especially for new equipment sales. In our Onshore Wind business, workhorse products are expected to comprise approximately 90% of our wind turbine shipments in 2024.

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Using lean to improve our cost structure and productivity levels across our business and corporate functions. Lean is one of the key pillars of the GE Vernova Way, and will be embedded in our culture as an independent company. Lean, deployed through the GE Vernova operating method, drives our business strategies and safety, quality, delivery, and cost improvements to achieve growth, innovation and results for our customers. The leadership team uses monthly operating reviews focused on developing breakthrough capabilities linked to strategy and drives continuous improvement on KPIs using kaizens (which are focused week-long workshops creating immediate results), problem solving and management of change. Our leadership teams are held accountable for going to Genba (which refers to going to the actual place work is performed) and the daily management of escalations to help our teams apply and enhance the standards and ensure results.

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Innovating and investing, along with third parties, in new offerings and technologies that will help customers electrify and decarbonize the world. Technological innovation remains integral to our corporate history and future, as the world will need new solutions to drive the changes required to affect the energy transition. Both within our businesses, as well as at Advanced Research, we continue to invest efficiently, utilizing both our own cash flow and funding from third parties, to develop or commercialize and scale new technologies. We focus on near-term advancements, such as with our grid-related software solutions, and long-term breakthrough technological developments, such as carbon capture or small modular reactors, to help our customers deliver for the economies and markets they serve. Our investments allow us to continue developing new digital solutions to help orchestrate the efficient generation, transmission, and use of electricity, as well as focusing on new energy storage solutions that can reduce the intermittency of variable generation sources. We believe our work on hydrogen and carbon capture-related innovation will also help to enable decarbonization of existing and new fossil fuel generation sources, while also continuing to develop and deploy small modular reactor designs – all necessary long-term needs for our customers to deliver reliable baseload power. Innovation leadership in the power sector remains key, but with a heightened focus on co-funding opportunities to drive this advancement forward and to deliver profitable new products or services to market.

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Allocating capital as a whole and within our various businesses – focused on generating cash flow to enable attractive shareholder returns. As a more focused, independent, stand-alone company with a broad range of businesses and offerings, we intend to focus primarily on maintaining a strong balance sheet and low leverage, with ample liquidity and cash flow to maintain our industry leading positions and to grow our various businesses. We expect to focus on growing free cash flow, with each of our businesses effectively earning above their cost of capital over the medium and long-term. We believe that multiple businesses within GE Vernova are poised for significant growth ahead, due to demand tailwinds or our own cost improvement efforts. GE Vernova plans to maximize value creation opportunities for businesses that maintain attractive potential growth, generate high returns or deliver ample cash flow, while consistently evaluating the appropriate strategy, investment levels and ownership structures for those with lower or less attractive returns and cash flows. Over time, we anticipate delivering shareholder value by investing in growth businesses, increasing our free cash flow and utilizing our cash flow for organic and inorganic value creating growth, as well as for increasing flexibility for future potential capital allocation, while maintaining investment grade ratings.

Our Competitive Strengths

GE Vernova is well-positioned for success, given our extensive history and track record of supplying governments, utilities, and developers with critical innovations across different electric power technologies. We provide the electric power sector with a broad array of electricity-related solutions that will help customers accelerate the energy transition. With average annual economic spend in the electric power sector estimated at $2 trillion in the 2023-2030 timeframe, we believe we maintain a host of competitive strengths that will enable GE Vernova’s continued growth:

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The sizable, approximately 2,200 GW installed base of our products and technologies delivers critical electricity that our customers rely on, while providing high-margin services revenue and cash flow with significant long-term visibility. The scope of our installed base leads to economies of scale that enable cost and technological advantages for our business, both in the servicing of these units and in the marketing or delivery of new products or solutions to existing customers. We further invest, on behalf of customers, in the installed base to maintain or enhance our customers’ fleet and asset reliability, while reducing our own costs via process improvements and technology enhancements to service these assets. Our installed base provides significant competitive advantages, given that it is the world’s largest installed base of gas turbines and a sizable base of wind turbines. The installed base of GE Vernova’s technologies helps generate approximately 30% of global electricity, and we continue to provide services for many of these assets today. A significant portion of revenue comes from services we provide – approximately 45% in 2023 and 47% in 2022. As of December 31, 2023 and 2022, services comprised approximately 65% and 70% of RPO, with services generally provided either under long-term contracts or through transactional services that may include parts, repairs, outage services, and other offerings. Continued growth in our installed base should lead to increases in our services and related RPO which will drive long-term revenue growth.

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We provide a breadth and depth of offerings that our customers need to generate and deliver power over the coming decades. We supply and service most of the electric generation-related technology segments (gas, wind, nuclear, hydro, solar, and steam) and deliver key transmission and other grid-related products necessary for power companies and large commercial and industrial customers to both decarbonize their systems and sites, while improving their reliability.

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We maintain long-standing and deep customer relationships, providing a host of products and services, to many of the largest utilities and power developers. Our ten largest generation customers by installed capacity in Europe and the United States generate approximately 40% of the electricity in these markets, respectively. We derive approximately 71% of our revenues from customers in the OECD economies. Going forward, in the OECD or developed markets where our technologies help customers reduce emissions in the communities they serve, we anticipate greater focus by customers on decarbonization. Increased decarbonization efforts in developed economies is expected to yield demand growth for many of GE Vernova’s offerings across our three segments. In the developing markets, population and GDP growth drives higher power demand and a need for new products and equipment.

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We embed lean deeply into our culture to accelerate our strategy and differentiate GE Vernova versus our competitors. All manufacturing companies have similar inputs of team members, materials, and machines that they use to create products via their global supply chains. We will differentiate ourselves from other manufacturing companies that support the energy transition by using lean to drive enterprise-wide strategic breakthroughs and continuous improvements. Our method identifies inefficiencies and defines a structured way to solve problems, continuously improve our processes, and drive customer, employee, and other stakeholder satisfaction. By utilizing lean, we have driven real performance improvement and lower costs across several of our larger businesses, including in Gas Power, in Electrification and in Onshore Wind more recently. While some of the GE Vernova businesses, such as Gas Power, Onshore Wind, and Grid Solutions, made and continue to implement sizable improvements in cost, productivity, or cycle times by applying lean, we anticipate broader application of lean across all of GE Vernova to be a competitive advantage.

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Our continued innovation efforts will help customers deploy new solutions to electrify and decarbonize their electricity systems, especially critical in a world seeing rapid growth in power demand. We remain a global leader in the development of new technologies – innovation occurs within Advanced Research and as part of the annual investment each of our businesses make, funded with our own operating cash flow and through investments by third parties. Continued technological advancements in natural gas turbines have and will continue to drive reduced emissions as well as higher and quicker levels of output. We expect to see increased longer term demand for our hydrogen and carbon capture technologies, key to reducing or eliminating emissions from fossil fuels. Our turbines in the Wind segment are expected to drive higher zero carbon output from our customers’ facilities, while our high voltage transmission-related product offerings will enable utilities to deliver electricity in scale across large geographies. We continue to develop software to enhance our position as the market leader in grid-related software.

Our Power Segment

Overview

GE Vernova’s Power segment includes our Gas Power, Nuclear Power, Hydro Power, and Steam Power businesses that provide products and services enabling a critical foundation of dispatchable, flexible, stable, and reliable power on global power grids throughout the world. These technologies accounted for 85% of global electricity generation in 2022 and are used by utilities, independent power producers and industrial customers mainly to provide firm baseload power in bulk, as well as intermediate or peaking power, to customers and power systems. Our technologies comprise a large installed base of more than 2,000 GW that requires significant ongoing maintenance and services to maintain and extend the useful life as well as to improve output. We estimate that our Power segment served an addressable market of $110 billion in 2022, a market expected to grow at low single digit rates through 2030, inclusive of new units and services.

Service revenues accounted for approximately 68% of GE Vernova’s Power segment revenues in 2023 and this segment reported services RPO of $59 billion as of December 31, 2023 and $57 billion as of December 31, 2022. Services include long-term contractual service agreements as well as transactional business for spare parts, repairs, and services in support of maintenance outages on power-generating products. For example, in our Gas Power business, the average remaining length of more than 70% of existing long-term service agreements is over 10 years and we have approximately 70% renewal rates. Services can include upgrades to existing products to improve performance, extend plant life or outage cycles, reduce emissions, and enhance flexibility to complement variable renewables. A sizable portion of our customers in our Power segment continue to renew contracts, providing durable and growing revenue and cash flow. We expect margin enhancement potential in our services business due to price escalation and improving productivity.

Power Segment Strategy

Our strategy in the Power segment is focused on maintaining and growing value from our large installed base of generation technologies and developing pathways to accelerate the transition towards a more sustainable electric power system. Our strategy is also focused on providing dispatchable, flexible generation that can preserve energy security and resilience while complementing variable and intermittent renewable energy sources. We aim to do this by pursuing the following goals:

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Providing exceptional service, support, and value to our customers on our installed base to deliver strong, stable, long-term free cash flow: While revenue growth for the segment is expected to be limited due to the energy transition, we expect that this segment will remain GE Vernova’s largest source of free cash flow through a combination of long-term service agreements, transactional services, and upgrades. Approximately 25% of our gas turbine fleet is under long-term service contracts with average renewal rates of approximately 70% and over 10 years of contract term remaining. We strive to maximize the value of the installed base by:

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maintaining high utilization rates across the installed fleet by offering high levels of plant efficiency in converting fuel to electricity and operating flexibility that result in more frequent dispatch (operation) while minimizing downtime for maintenance outages or quality issues;

•	offering valuable upgrades to increase output, improve efficiency, reduce emissions, extend outages, and enhance plant flexibility; and

•	expanding services scope to include generators, steam turbines, and other plant products which is aging and in need of maintenance and upgrades.

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Driving the energy transition forward: Within the Power segment, we intend to make strategic investments, often with third parties, to develop and commercialize breakthrough technologies required for the energy transition, including:

•	coal-to-gas switching, as our customers replace coal-fired power with more efficient gas technologies;

•	small modular nuclear reactors, with the first award and planned operation in North America;

•	hydrogen and carbon capture offerings to decarbonize new and existing gas turbines; and

•	pumped storage hydro power plants as a cost-effective means for medium-duration energy storage.

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Delivering sustainable cost reductions: We are targeting annual cost productivity and pricing discipline to enhance profitability of the Power segment with margin accretion efforts focused in three distinct areas:

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driving variable cost productivity to maintain competitive product and service offerings leveraging lean through a combination of increasing use of standardized and configurable offerings to minimize transaction-specific engineering hours, and transforming the way we perform maintenance outages to reduce costs and cycle time;

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reducing fixed operating costs with particular focus on sales, general, and administrative cost and fixed production cost reductions enabled through streamlining processes, resources, and our global footprint;

•	minimizing margin erosion through improvements in product quality and manufacturing cycle times to reduce contract penalties and minimize field modifications and rework; and

•	continuing to utilize data and technology to improve our manufacturing and service capabilities, reduce our costs, and enhance our customers’ asset performance.

Key Power Segment Competitors

GE Vernova’s select competitors for gas turbines and combined cycle plants include Siemens Energy, Mitsubishi Power, Ansaldo Energia, Doosan, and in select markets, DongFang and Shanghai Electric. For gas turbine services, there are also several independent service providers including: PSM, Sulzer, Ethos, and some smaller regional players. Our Steam Power competitors for services include: Siemens Energy, Mitsubishi Power, and various independent service providers. Within our Nuclear Power business, select competitors for fuels and services include Westinghouse and Framatome, while competitors for small modular reactors include: NuScale, Westinghouse, Holtec, Rolls-Royce, X-energy, and others. Select hydro competitors within the Power segment include: Andritz, Voith, and several regional players.

Gas Power

GE Vernova is a global leader in gas turbines and gas power plant technologies and services with the industry’s largest installed base of approximately 7,000 gas turbines, which is approximately twice the size of our nearest competitor. With more than 800 GW of gas capacity installed globally, our turbines account for nearly half of all electricity generated from natural gas globally. Gas Power generated revenue of $13.2 billion in 2023. We expect the Gas Power business to continue to produce strong free cash flow going forward.

About half of Gas Power’s services revenue is generated through long-term contracts, where we maintain a RPO of $55 billion. We historically experienced an approximately 70% renewal rate in our services agreements. The other portion of the services revenue stream is transactional in nature, with transactional revenue having grown by 27% over the past three years. Services on gas turbines scale with utilization (operating hours and number of starts) of the installed base. Over the past two years electricity generation from natural gas across the industry grew low single-digits, while utilization rates of our equipment over that same period grew mid to high single-digits. Services include performing service outages, replacing or repairing parts, and selling upgrades for performance, flexibility and decarbonization. Upgrades have an added benefit of helping to preserve or increase utilization of the installed base.

GE Vernova’s gas turbine portfolio includes both heavy-duty and aeroderivative turbines which produce rotational power to generate electricity when coupled to a generator or can provide mechanical horsepower when coupled to a compressor in oil and gas applications. Gas turbines can burn a wide range of liquid or gaseous fuels including natural gas or hydrogen. Heavy-duty gas turbines are purpose-built for land-based power applications, while aeroderivative gas turbines leverage GE Aerospace airplane engine technology designed for flight that has been specially packaged for land-based power generation applications. For more information on the relationship between us and GE Aerospace following the Spin-Off, see “Certain Relationships and Related Person Transactions” and Note 22, “Related Parties” to the audited combined financial statements.

Our heavy-duty gas turbine portfolio, with offerings ranging from 45 MW to more than 570 MW in size, is further segmented into three product lines based on firing-temperature and efficiency. Our state-of-the art HA-class gas turbines offer industry-leading levels of efficiency and low variable operating costs. We launched our HA products in 2014 and after years of work to install approximately 100 turbines, scheduled maintenance outages on these turbines are starting to grow substantially and are expected to generate $1 billion in annual services billings by mid-2020s. GE Vernova’s F-class gas turbines are the workhorse of the fleet with more than 1,400 turbines installed globally. The 7F gas turbine has been used for 30 years since its introduction and continuous technological innovations and investments have ensured it is still an industry leading solution. The B/E-class gas turbines are the oldest turbines offered, but still provide robust solutions for remote locations, high fuel-flexibility, or lower MW plant requirements.

GE Vernova’s aeroderivative gas turbines range from 35 MW to 115 MW in size and offer the highest simple cycle efficiency for peaking applications. Aeroderivative gas turbines offer fast start times (as short as 5 minutes) with the capability to ramp up or down rapidly to quickly respond to variable and intermittent renewables. The aeroderivative product line includes a trailer-mounted offering that can be ideal for providing a baseload bridge to permanent power installations or for generating backup power in the wake of a natural disaster, plant shutdowns, or grid instability. The trailer-mounted gas turbine generator set and containerized balance-of-plant, can put power on the grid within as little as 30 days of award.

GE Vernova’s Gas Power portfolio also includes heat recovery steam generators (“HRSG”) that produce steam by recovering energy from the exhaust of a gas turbine. That steam can be used as thermal energy to industrial processes, for distinct heating applications, for use in desalination of water, or used to produce additional electricity through its use in a steam turbine as part of a combined cycle power plant.

GE Vernova’s highly efficient and reliable combined cycle steam turbine portfolio has the breadth and depth to meet project-specific needs, integrating seamlessly with our gas turbines, HRSGs, and balance-of-plant products to help ensure operational success, GE Vernova has a combined cycle steam turbine installed base of more than 1,100 turbines accounting for approximately 45% of the world’s combined cycle steam turbine capacity. Our steam turbines can be installed and operational in eight months or less for industry-leading commissioning. The steam turbine portfolio includes both reheat and non-reheat designs.

The Gas Power business offers a wide range of generators to be coupled with heavy-duty or aeroderivative gas turbines and combined cycle steam turbines. Generators convert rotational energy from the turbines into electricity. The portfolio, which ranges from 45 MVA to more than 1,000 MVA, includes air-cooled, hydrogen-cooled, and water-cooled generators.

GE Vernova offers integrated turbine and plant control offerings which ensure safe, reliable operation of turbines and plants by providing turbine fuel control, temperature control, sequencing, protection, operator interface, and communication. The Mark Vle turbine controls help deliver high system reliability, availability, and industry-leading operating flexibility. Distributed Control System offerings also enable enhanced performance and operability at the plant-level.

GE Vernova’s Gas Power business provides an array of digital solutions with support from GE Vernova’s Electrification Software business to help customers maximize the performance and profitability of their assets, operations, and people. Powered by Digital Twin analytics and built-in intelligence, these applications are supported by other foundational GE Vernova products and services to create a complete end-to-end solution. Asset Performance Management (“APM”) software helps generators enhance plant-wide product reliability and overall O&M efficiency. Operations Performance Management (“OPM”) software provides analytics-driven insights to drive profitable operations and planning decisions. Performance intelligence tools help staff operate products more efficiently while production planning tools help managers drive profitability using real-time knowledge of plant capacity, schedules and fluctuating marketplace demands.

GE Vernova’s Gas Power business offers decarbonization solutions as part of new plant orders or as upgrades to units in the installed base. Pre-combustion technologies include low-carbon fuels such as hydrogen. With modifications to the combustions system and balance-of-plant products, hydrogen produced from electrolyzers powered by renewables or zero-carbon sources of generation can be used in our gas turbines and produce carbon-free power. GE leads the industry in experience burning hydrogen and similar fuels in existing, operational gas turbines, with more than eight million hours of operating experience. Integrated carbon capture solutions are also available with new and existing plant offerings. GE Vernova has a differentiated carbon capture solution, leveraging experience with exhaust gas recirculation to increase the concentration of carbon dioxide in the exhaust, thereby reducing the size of, and the capital expenditures required for, the plant. We are investing to develop the next generation of carbon capture technology for point-source capture applications for gas turbines as well as direct air capture (“DAC”) solutions which can remove existing carbon dioxide from the atmosphere.

Nuclear Power

GE Vernova, through its joint venture with Hitachi, Ltd. (“Hitachi”), is a world-leading provider of nuclear products and services, including but not limited to nuclear fuel products and services, nuclear reactor services, and advanced nuclear reactor designs (“Nuclear Power Business”). The joint venture with Hitachi is governed by two indefinite term arrangements. GE Vernova owns a majority interest of the global business, outside of service operations in Japan, where Hitachi is the majority owner. GE Vernova is a majority owner of the joint venture’s fuel business and the joint venture’s services business outside of Japan. GE Vernova supports the global operations of the Nuclear Power Business, except for the services business in Japan, where a local Hitachi nominated executive team supports the business. Overall, this global business is an OEM for boiling water reactor (“BWR”) technology. Nuclear Power revenues for GE Vernova were $0.8 billion in 2023.

Within our Nuclear Power business, services include field services for outages and reactor services, including maintenance, inspection and operation support and training. It includes engineered solutions for parts, controls, asset enhancement, and digital solutions for the reactor fleet. It also includes our global nuclear fuels business where we provide fuel bundles to customers for boiling water reactors.

Our installed base of nuclear reactors that GE Vernova can service includes approximately 61 GW of BWRs. With BWRs in Japan currently in suspended operation status, globally 80% of BWRs are currently operating in North America. Geopolitical developments over the past year and the increased focus on energy security have resulted in greater recognition of the role of the nuclear plants with energy security emerging as an important driver, in addition to decarbonization, for extending the value of the installed base. Initial licensed life for BWRs was 40 years and approximately 90% of current U.S. fleet has extended their license to 60 years. Subsequent license renewal is an extension to 80 years, and it is expected that most plants will pursue this extension. This means that the vast majority of the current fleet could operate to 2050 or beyond. Extending the life for the installed base, also extends the associated fuel and services business. As plant life is extended, customers may also consider plant upgrades such as increasing generation capacity, extending fuel contracts, and investing in digital upgrades to control systems. The Nuclear Power business is structured around 3 business lines:

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Fuels consist of the design and manufacture of nuclear fuel bundles, a structured group of fuel rods containing pellets of uranium, which provide thermal, carbon-free energy for BWRs. Fuel assemblies are designed to meet stringent customer expectations for fuel cycle economics, performance, reliability, and flexibility of operation. Our customers procure and provide the nuclear fuel to us and we incorporate it into the fuel bundles.

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Services primarily comprise outage services, inspections of critical structures, technical services and the manufacturing of reactor vessel components and internals for the BWR fleet. Our priority is to continue to successfully execute our outages, while capitalizing on the industry momentum around life extensions, power uprates, and obsolescence.

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New advanced nuclear plants are expected to be nearly evenly split between large reactors and SMRs with each accounting for around 375 GW by 2050. Most large reactors will be deployed in emerging markets led by China and India, while advanced economies in North America and Europe are expected to strongly favor SMRs. SMR’s value proposition is based on lower capital at-risk, smaller footprint, and greater modularity. GE Vernova’s joint venture with Hitachi has a commercial contract to build North America’s first SMR plant (the “BWRX-300”), with Ontario Power Generation in Canada. The BWRX-300 uses the same fuel and an expanded range of services as today’s BWRs. This advanced technology will become a new installed based for future fuel and services. Tennessee Valley Authority, Ontario Power Generation, and Synthos Green Energy are collaborating with GE Vernova and investing in the development of the BWRX-300 standard plant design.

Hydro Power

GE Vernova’s Hydro Power business has a 350 GW global installed fleet of hydro turbines and generators, that represents approximately 25% of all hydro power-generating capacity installed globally. Hydro power is an enabler of renewables expansion, providing reliable, storable, and flexible electricity, that can balance wind and solar, while stabilizing the grid. GE Vernova’s Hydro Power business generated $0.9 billion of revenue in 2023, and is structured around 3 business lines:

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Hydro fleet services and modernization can extend the useful life, upgrade the performance, enhance operating flexibility, and incorporate environmentally-friendly solutions for the existing installed base. By 2030, 40% of global hydro capacity will be at least 40 years old, creating tremendous service potential for refurbishment of aging generating products. Refurbished hydro plants can see up to a 7% improvement in efficiency and up to a 50% increase in output capacity.

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Pumped storage is a major source of growth in the industry, with the installed global capacity expected to grow by approximately 50% by 2030. In a pumped storage application, water can flow from a reservoir at one elevation to another at a lower elevation through a hydro turbine which generates electricity. During periods of low demand for and high supply of electricity generation from renewable energy resources, the turbines can reverse flow and pump water from the lower reservoir to the higher, storing that energy for later use during peak demand or when renewable resources are not able to meet demand. Pumped hydro accounted for more than 94% of all energy storage capacity in the world as of December 31, 2022. 30% of the world’s capacity of pumped storage plants are equipped with GE Vernova technology and we are currently supporting more than 3 GW of new pumped storage development projects expected to come online this decade. While battery energy storage systems can economically support just a few hours of duration, pumped hydro can provide hours or even days of energy discharge duration.

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New hydro plants consist of hydro turbines and generators designed and manufactured for use in hydroelectric powerplants powered from reservoirs with large dams or in run-of-river applications. As existing plants have already been built on many of the best sites for hydro in developed economies, the market opportunity for new-build is heavily concentrated in emerging and developing economies, where hydro can offer an affordable, dependable, and secure supply of electricity.

Steam Power

GE Vernova is in the process of transitioning its Steam Power business from a products and services business to focus exclusively on services for customers of our installed base. In 2020, GE announced its exit of the new build coal market, and we are working with Electricité de France S.A. to complete the sale of our nuclear steam turbine business as soon as possible, subject to regulatory approvals and other closing conditions, transforming into a smaller, simpler, services-focused business. Steam Power revenues were $2.5 billion in 2023 and $2.6 billion in 2022, in each case inclusive of the nuclear steam turbine activities of Steam Power planned to be sold to EDF. We intend to support customers globally with spare parts, repairs and services for existing coal steam turbines and generators and also intend to support customers in the Americas with parts, repairs, and services for nuclear and industrial steam turbines. Our goal is to service, upgrade, and extend the life of existing nuclear steam plants and maintain a largely renewable industrial fleet in the Americas, while supporting global customers with valuable services, including end-of-life services, and decommissioning as they transition away from coal.

Our Wind Segment

Overview

GE Vernova’s Wind segment includes our Onshore Wind and Offshore Wind businesses as well as our LM Wind Power business that designs, produces, and tests wind turbine blades. We sell wind turbines to utilities, renewable developers, independent power producers, and commercial customers to provide carbon-free power generation with no fuel expense. GE Vernova designs and produces onshore and offshore turbines for U.S. and global customers. We design, produce, and validate turbine blades for use on our wind turbines, as well as produce blades for sale to third-party OEMs. Generation from wind accounted for 7% of global electricity generation in 2022. GE Vernova has an approximate installed base of onshore wind turbines totaling 117 GW of installed capacity and has the largest installed base of onshore turbines in the United States according to the American Clean Power Association. More than 80% of revenues are generated in OECD countries and GE Vernova led onshore U.S. installations for the last five years. We estimate the addressable portion of the total wind industry that can be served by our products and services was $80 billion in 2022 and is expected to grow at high single digit rates through 2030, inclusive of new units and services.

Equipment sales accounted for 85% of total segment revenues in each of 2023 and 2022, respectively. Equipment sales in the Wind segment include new turbines as well as repowerings. Wind turbine repowering involves replacing older units with new, higher capacity turbines or retrofitting them with more efficient components, each of which significantly increases wind farm production and extends wind farm life. with a much lower capital investment than is required for a new wind farm. On average, wind turbines repowered by GE Vernova have seen a 20% increase in annual energy production.

Service revenues accounted for approximately 15% of GE Vernova’s Wind segment revenues in each of 2023 and 2022, respectively, and this segment maintained a $13 billion and $14 billion services RPO at the end of

2023 and 2022, respectively. Services include long-term flexible service agreements as well as transactional business for spare parts, repairs, and services in support of planned maintenance outages on wind turbines. Services can also include upgrades and refurbishment of wind turbines for life extension and improved performance. GE Vernova’s flexible service agreements include continuous wind asset monitoring and diagnostics services 24 hours a day, 365 days a year from technicians based at four customer support and remote operations centers around the globe.

Wind Segment Strategy

Wind turbine technology enables the efficient capture of wind energy and conversion to electricity throughout the economic life of a project. Customers set the stage for value creation through wind technology by selection, development, and execution of sites with strong wind and profitable revenue streams, all under the constant challenge of market volatility, caused by policy and geopolitical factors. We expect to build high quality products which consistently deliver best project economics to the right types of customers and projects, while maximizing our products margins. GE Vernova’s strategy in the Wind segment is focused on approaching significant volume growth through market tailwinds with clear priorities and stronger fundamentals by pursuing the following strategies:

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Leading with quality: Past wind industry proliferation of turbine models and variants for highly localized conditions created fragmented fleets, and resulted in product quality and industry profitability challenges. When wind turbines are not available to generate electricity due to product quality issues, project economics are challenged and the anticipated decrease of carbon emissions is not fully realized. We are striving to build the industry’s best running fleet by:

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focusing on core workhorse products with the best project economics designed for top customers in markets where we can scale and be cost competitive. We expect that this will in turn lead to a more efficient supply chain, reduced project complexity, improved reliability, increased productivity, better safety, and repeatability;

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reducing product variants with the goal of creating larger fleets of similar units, enabling faster scaling, faster closed-loop learning, and more robust innovation introduction. We are targeting significant reductions in the number of rotor, nacelle, and tower variants across our portfolio; and

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driving product quality through lean using daily management to reduce our turbine fault rate and improve parts delivery while focusing on longer term breakthroughs to improve design and validation processes. By combining component design and test rigor with testing in real world conditions we can capture system interactions and wind conditions which are too difficult to validate in the lab or otherwise simulate.

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Focusing on profitable markets with a leaner cost structure for Onshore Wind: GE Vernova has a robust position in North America, where we have the largest fleet on a megawatt basis for Onshore Wind, with strong customer relationships, competitive products with leading efficiency, and a supply chain positioning us with leading domestic content. Additionally, there is an influx of capital and incentives in the United States driven by the IRA, which we estimate is infusing approximately $1 billion per GW in project and manufacturing tax benefits. We are focusing on offering fewer products, concentrating on our workhorse products, and serving fewer markets, especially those where we maintain competitive advantages. This all helps reduce employee layers in the business and our overall fixed cost structure.

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Improving quality of our Offshore Wind backlog and positioning for profitable growth via improved underwriting, better risk mitigation and protections, as well as improved execution: GE Vernova is currently executing a backlog of 5.8 GW of offshore capacity, including more than 400 Haliade-X wind turbines. While executing on the challenging backlog, we expect to continue improving our productivity levels and reduce our cost structure over time. Going forward, as we evaluate new potential orders, we intend to maintain selective and highly disciplined underwriting for new commercial activity focusing on select regions with better economics and an improved risk profile, including higher pricing, relative to our existing backlog, and better inflation protection mechanisms.

Key Wind Segment Competitors

GE Vernova’s competitors for the Wind segment include Vestas, Siemens-Gamesa, Nordex, Enercon, and in select markets Goldwind, Envision, MingYang, Windey, Shanghai Electric, and CSIC.

Onshore Wind

GE Vernova is the U.S. leader in onshore wind turbine installs for the fifth year in a row according to the American Clean Power Association and globally has an installed base of over 55,000 wind turbines. We have also installed for customers approximately 1 GW of offshore wind turbines, with operating projects in Europe, Asia, and North America. Onshore Wind generated $7.8 billion of revenue in 2023 and is executing a turnaround with an expected path to profitability in 2024 – driven by lower costs, better pricing, and more product standardization and selectivity, as well as other impacts driven by the IRA in the United States. For the world to transition to a net zero energy system by 2050, the IEA estimates that wind electricity generation will have to grow to more than 11 times its 2022 level. The Onshore Wind portfolio is built around the following:

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3 MW onshore products includes our high-efficiency wind turbines designed for transmission-constrained markets to achieve the highest capacity factors. We offer two turbines on this platform (2.8 MW-127m rotor and 3.6-154). The 3.6-154 is designed and sourced specifically as a workhorse product for the U.S. market with industry-leading efficiency enabling an estimated 60% capacity factor, and domestic content qualifying for maximum production tax credits offered through the IRA.

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6 MW onshore products includes our high-output wind turbines designed to maximize wind generation for pad-constrained markets where space is limited. Our 5 MW+ platform has over 1,000 units commissioned since its commercial introduction in 2020. This turbine is also the largest onshore turbine manufactured in the United States, with domestic content qualifying for maximum production tax credits offered through the IRA.

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Repower onshore products extend the operating life and performance of existing, aging wind farms by utilizing existing infrastructure, grid interconnections, foundations, and towers while upgrading or replacing the nacelle and rotor to capture more energy from the same footprint.

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Remote Monitoring, Services, and Upgrades include flexible service agreements with over eight years of contract term remaining on average as well as transactional business for spare parts, repairs, and services in support of maintenance outages on wind turbines. GE Vernova’s flexible service agreements include continuous wind asset monitoring and diagnostics services from our customer support and remote operations centers. Services can also include upgrades and refurbishment of wind turbines for life extension and improved performance.

Offshore Wind

GE Vernova has installed for customers approximately 1 GW of offshore wind turbines, with operating projects in Europe, Asia, and North America. Offshore Wind generated $1.5 billion of revenue in 2023, ramping to deliver existing backlog over the next few years. We expect that margins will remain challenged in 2024 as we execute our first tranche of Haliade-X backlog which will require significant cash use and working capital. However, working capital dynamics and margins are expected to improve beyond 2024. The Offshore Wind portfolio is built around the following:

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Haliade-X platform which has included offerings available from 12 MW to 18 MW with estimated capacity factors ranging from 60% to 64%. One Haliade-X 13 MW turbine can power the equivalent of up to 16,000 European homes. Going forward, we expect to center our offshore wind business around a workhorse product, the Haliade-X 15.5 MW-250.

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Offshore Services include a full range of packages and services to enhance the availability of offshore turbine products, improve energy generation and the entire lifecycle of system components. These include carefully selected predictive and preventive services, as well as offshore wind upgrades and retrofits.

Our offshore wind business also includes the Haliade 150-6MW turbine, a direct-drive offshore wind turbine compatible with bottom fixed and floating foundations offerings. We have 155 turbines installed, including Block Island (United States), Xinghua Gulf (China), St. Nazaire (France), and Merkur (Germany). As discussed above, we believe the future of our offshore wind business will be the Haliade-X 15.5 MW-250, a workhorse product.

LM Wind Power

GE Vernova designs, produces, and validates wind turbine blades through our LM Wind Power business. The blades, which range from 42 to 107m in length, capture the power of the wind and convert it into rotational energy. LM Wind Power has produced 263,000 blades for the wind industry since beginning construction in 1978. LM Wind Power supplies blades to GE Vernova’s Onshore Wind and Offshore Wind businesses, as well as to select other OEMs. LM Wind Power offers single-piece and multi-piece blades that can reduce transportation costs and logistics required to deliver to wind farm sites.

Our Electrification Segment

Overview

GE Vernova’s Electrification segment includes our Grid Solutions, Power Conversion, and Solar & Storage Solutions businesses, which we collectively refer to as Electrification Systems, and our Digital business, which we refer to as Electrification Software, that provide products and services required for the transmission, distribution, conversion, storage, and orchestration of electricity from point of generation to point of consumption. Several of the key offerings in this segment, for example, include our high voltage direct current transmission products, power transformers and our grid automation related products and services. The Electrification segment had a served addressable market of $75 billion in 2022. We anticipate that significant grid investment will be required to meet growing energy demands, improve system resilience, integrate variable renewables, and upgrade and digitize aging infrastructure, creating opportunities for GE Vernova products and services.

Multiple dynamics are affecting the grid of the future. Increasing generation from variable and intermittent renewables must be addressed to preserve system reliability. Additionally, the growth of inverter-based technologies like wind and solar challenge system inertia and stability. The power grid, which was historically designed for one-way flow of electricity from centralized plants, must also be augmented to accommodate two-way flows from a highly distributed network of generation and storage solutions. Software and data analytics are becoming critical for grid management and resilience to balance highly-variable demand for and supply of electricity generation and to protect the grid from cybersecurity risks.

In the year ended December 31, 2023, within our Electrification Systems businesses, we generated revenue of $4.0 billion in our Grid Solutions business, $1.0 billion in our Power Conversion business, and $0.5 billion in our Solar & Storage Solutions business, while our Electrification Software business generated revenue of $0.9 billion. In the year ended December 31, 2022, within our Electrification Systems businesses, we generated revenue of $3.1 billion in our Grid Solutions business, $0.8 billion in our Power Conversion business, and $0.3 billion in our Solar & Storage Solutions business, while our Electrification Software business generated revenue of $0.8 billion. Equipment revenues accounted for approximately 71% and service revenues accounted for approximately 29% of GE Vernova’s Electrification segment revenues in 2023 and approximately 68% and 32% in 2022. This segment maintained a $13.2 billion equipment RPO and a $3.1 billion services RPO at the end of 2023 and a $6.4 billion equipment RPO and a $2.6 billion services RPO at the end of 2022. Our Electrification segment delivered positive full year segment EBITDA of $234 million in 2023, driven by higher volume, better pricing, and a multi-year effort to reduce costs. Services include long-term service agreements as well as transactional business for spare parts, repairs, and services in support of maintenance outages on grid and electrification products. Services can include upgrades to existing products to improve performance, extend life, and enhance grid flexibility and resilience. Services can also include subscription services for digital offerings.

Electrification Segment Strategy

GE Vernova’s strategy in the Electrification segment is focused on capturing profitable growth through the modernization and buildout of power grids globally and accelerating the energy transition and electrification of other carbon-intense sectors. Power grids are becoming more complex with a diverse range of generation and storage technologies. Software solutions to enable grid orchestration will play a vital role ensuring reliability, resilience, and security for the power system. We aim to grow this segment by pursuing the following strategies:

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Support power grid expansion and stabilization efforts through HVDC solutions and flexible alternating current transmissions systems (“FACTS”): We intend to continue scaling up and effectively executing on the growing backlog while maintaining safety, quality, delivery and cost prioritization. We also intend to accelerate our grid forming STATCOM technology and power electronics to support grid stabilization.

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Modernize grids through digitization: Build a safer, more advanced grid that accelerates the energy transition by enabling utilities and system operators to generate, collect, process, analyze, and act upon a rapidly expanding range of grid data. Our portfolio includes a full range of solutions for digitizing grid operations, from converting analog data into digital data (e.g., Digital Substation), to orchestrating transmission and distribution across the grid (e.g., our GridOS software portfolio).

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Decarbonize through electrification: Accelerate the electrification of fossil fuel energy-intensive industries such as oil and gas, mining, steel, rail, and marine through electrical technology substitutes from our Power Conversion business. Provide cutting-edge solar and storage solutions to enable the energy transition.

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Grow after-sales services: Expand our range of advanced services of repairs, retrofits, operational readiness audits, and long-term service agreements for our installed base of high-voltage and medium-voltage equipment.

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Develop software solutions spanning the full energy lifecycle: Our software solutions play a critical role in how energy is generated to reduce emissions, how it is orchestrated and delivered to customers, and how it is consumed more efficiently in energy intensive industries such as manufacturing.

Key Electrification Segment Competitors

GE Vernova’s select competitors for Grid Solutions include: Hitachi Energy, Siemens Energy, Siemens, Schneider Electric, Schweitzer Engineering Labs, Hyoshung Heavy Industries, and Mitsubishi Electric. GE Vernova’s major competitors for Power Conversion include: ABB, Siemens, Nidec, Tmeic, Wolong, Rockwell Automation, Wartsila, and Kongsberg. Select competitors for our Solar and Storage Solutions include: Power Electronics, SMA, Tmeic, Sungrow, Tesla, Powin, Fluence, Wartsila, and CATL. Select competitors for GE Vernova’s Electrification Software grid-related software include: AspenTech/OSI, Schneider Electric/AVEVA, Siemens, Siemens Energy, ABB (Hitachi), Oracle, ESRI, Rockwell Automation, and a range of specialized providers.

Electrification Systems—Grid Solutions

GE Vernova is a leading global provider of advanced grid technologies enabling the energy transition by supporting growing demand for electricity generation, upgrading and digitizing aging infrastructure, improving resilience, and integrating renewables as part of a diversified energy mix. Grid Solutions generated $4.0 billion of revenue in 2023. The business is experiencing strong orders growth, primarily driven by demand for HVDC solutions for the long distance transmission of renewable generation. The Grid Solutions portfolio is built around the following business lines:

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Grid Systems Integration includes large projects required in the transmission of electricity. HVDC solutions offer the most cost-effective means to move bulk power long distances through overhead lines or underwater cables. HVDC is experiencing significant growth primarily for bringing power from offshore wind farms to shore. HVDC solutions can also be used to interconnect unsynchronized high-voltage alternating current networks. In 2023, GE Vernova signed partnership agreements with TSO Tennet for three Dutch HVDC projects and two German projects totaling more than $5 billion. The Grid Systems Integration business line also includes FACTS and other alternating current substation projects which can be executed as engineered product packages or with consortium partners as turnkey solutions. These systems are used to interconnect power generating products and transmission lines across the power network, safely and securely while minimizing power losses.

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Power Transmission is our products business line which includes both design-to-order and configurable high-voltage products used across the transmission network. A wide range of circuit breakers and switchgear help to regulate, protect, and isolate power when the grid experiences a fault or needs to be de-energized for maintenance. Transformers are used to step voltage up or down when connecting from one circuit to another. Other power sensing devices are used to measure current or voltage across the system.

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Our Grid Automation business offerings include relays, gateways, energy management systems (“EMS”), and supervisory control and data acquisition (“SCADA”) systems that provide automation and control technology for the grid. These offerings are structured around two product lines, one focused on protection and control, and the other on monitoring and communication.

Electrification Systems—Power Conversion

GE Vernova is a world leader in power and energy conversion technologies and services across the power value chain from generation to consumption. Our Power Conversion business generated $1.0 billion of revenue in 2023 through the design and delivery of advanced energy conversion systems that enable the electrification and decarbonization of energy-intensive industries. Our technologies convert one form of energy or power into another. This can include the conversion of rotational mechanical energy into electrical energy through generators or the conversion from electrical energy back into mechanical energy through motors. It can include the use of power electronics to convert one form of electricity into another, such as the conversion of direct current into alternating current (DC to AC) or from AC to DC. It can also include transforming electricity from one voltage level to another and to allow the conversion from electric power to other forms of energy (Power-to-X). Electrifying energy-intensive industries can also require energy management systems or complete microgrids. Our portfolio is structured around four energy-intensive, mission-critical sectors that can benefit from electrification and decarbonization:

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Marine applications can include the electrical and mechanical systems for ports, offshore platforms and large ships (LNG tankers, floating production storage and offloading vessels, and floating storage regasification units) including naval fleets (surface and submarine vessels). Offerings can include propulsion systems, marine power management systems, shore power connections, frequency converters, battery storage and fuel-cell systems, and asset optimization systems.

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Oil and Gas applications can include the electrical systems within upstream (exploration and production), midstream (transportation and storage), and downstream (refining) activities across the crude oil and natural gas value chain. Power conversion technologies are also helping to electrify and decarbonize the production of liquified natural gas (“e-LNG”).

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Power applications offer multiple opportunities to deploy power conversion technologies associated at power generating facilities (nuclear cooling circuit pumps), for power supply (hydropower pumps) and primary distribution, and for ensuring power quality (medium-voltage STATCOM, static VAR compensators).

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Industrial applications such as metals (green steel, aluminum), mining, rail transport, hydrogen, and e-fuels (ammonia, methanol) production offer opportunities to deploy power conversion technologies (direct feed drives, modular multilevel converters for electric arc furnaces, power conditioning for electrolyzers) to help electrify and decarbonize these industries.

Electrification Software—Digital

GE Vernova’s Electrification Software business builds, markets, and maintains software that accelerates the next era of electricity for our customers. Our solutions help electrify and decarbonize the world. The electricity industry has realized that the use of software and artificial intelligence (“AI”) is required to meet their energy transition goals and commitments. Our three Electrification Software business units span the full energy lifecycle and aim to improve how electricity is generated (Power Generation, Oil & Gas), delivered to customers (Grid Software) and consumed in energy-intensive industries (Manufacturing). Our Electrification Software business generated $0.9 billion of revenue in 2023. We are continuing to invest strategically to expand our addressable market to approximately $20 billion over the next 3 years.

Our key digital offerings across the generation, orchestration, and consumption of electricity include:

Sustainable Electric Power Generation

Asset Performance Management (“APM”) increases asset reliability, availability and sustainability while optimizing maintenance costs, mitigating operational risks, and reducing total cost of ownership. Our solution also optimizes operations across power generation assets and fleets to improve margins, manage risks, and reliably maximize use of renewables for improved sustainability. The suite connects disparate data sources and uses advanced AI and machine learning analytics to turn data into actionable insights. Our APM portfolio works across all asset types, all OEMs, and all target industries.

Sustainable Electric Power Orchestration (Transmission and Distribution)

GridOS ® is the industry’s first software portfolio built for grid orchestration. It brings together energy data, network modeling, and AI-driven analytics across the grid to power a suite of composable applications from GE Vernova, utilities, and expert partners that help utilities orchestrate an integrated, flexible, secure and more sustainable energy grid.

Transmission and Distribution Solutions help utilities automate the delivery of electricity to end-users, manage the assets that make up the grid, and accommodate the expanding set of Distributed Energy Resources (e.g., rooftop solar, battery storage systems, EVs) connecting to the grid. We offer a range of leading software applications, including our Advanced Energy Management system (AEMS), Advanced Market Management System (AMMS), Advanced Distribution Management System (ADMS), and Distributed Energy Resource Management System (DERMS).

Sustainable Electric Power Consumption

Manufacturing Execution Systems and SCADA solutions enable manufacturers and digital plants to drive production optimization, reduce energy usage, and enable enterprise decision making. Our solutions help collect, manage, and analyze industrial data to continuously optimize operations. This data is critical for both running our customers businesses as well as informing their ESG reports and improvement efforts.

Electrification Systems—Solar & Storage Solutions

GE Vernova, through our Solar & Storage Solutions business, is a technology provider for two of the fastest growing technologies in the electric power industry: solar photovoltaic and battery energy storage systems. While most solar panel technologies are highly commoditized, GE Vernova is focused on the power electronics required to integrate solar power onto the grid. We also offer a containerized battery energy storage solution enabling electricity to be stored when abundant, and then discharged back onto the grid when needed. The storage systems can be stand-alone or coupled directly with generation technologies in hybrid solutions. Our Solar & Storage Solutions business generated $0.5 billion of revenue in 2023. Our portfolio is structured around three product lines: (a) FLEXINVERTER, our power electronics containerized solution to invert DC power from a utility-scale solar farm into AC power and transform its voltage, (b) FLEXRESERVOIR, a utility-scale energy storage solution that combines GE Vernova’s advanced technologies and expertise in plant controls, power electronics, battery management system, and electrical balance of plant, and (c) FLEXIQ, a digital platform providing the design, operations and fleet management solutions needed to enhance a hybrid project’s design and value.

Our Business Accelerators

In addition to GE Vernova’s Power, Wind, and Electrification segments, we maintain other businesses and capabilities in our corporate headquarters that support our customers, policy makers, and our businesses. These business “accelerators” arrange and secure capital for new projects, provide consulting services on grid integration and decarbonization strategies, and develop long-term technology solutions. We describe the three accelerators as:

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Financial Services: GE Vernova offers project development and financial solutions to support projects utilizing our products and services through a wide range of investing and structuring activities—that may include the early development stages to construction and into operations. The energy transition cannot happen without access to capital. Our Financial Services team brings expertise in multiple areas of project development and financing, which includes principal investing, structuring, risk, environmental, permitting, tax, insurance, and regulatory affairs to support the development of these projects. GE Vernova provides capital support in three ways:

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Joint Development – Early-stage and pre-construction funding to get projects off the ground, including the integration of our products and services into the project. This can include feasibility studies, environmental impact assessments, securing land rights, permitting, and regulatory approvals. Financial Services may support co-development on a project-by-project basis or by backing a development platforms across the world.

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Balance Sheet Investments – Financing during the construction and operation phases of projects utilizing GE Vernova equipment and services. These can be highly structured transactions to manage risks and generate returns, typically through tax equity in the United States (a product that offsets tax liabilities through investments in energy transition projects), and preferred equity (similar to loans), or common equity (ownership) in both the United States and internationally. Over the last five years, approximately 70% of capital deployed by Financial Services was invested into tax equity and the remainder constituted development and balance sheet investments, and the amounts invested in each of such categories varies from year-to-year. When investing common equity, Financial Services typically invests as a minority shareholder alongside other sophisticated investors and seeks an exit to the market as soon as practical once a project has achieved commercial operation. In most of our investments, a significant portion of the projects maintain long-term contracts with customers or counterparties, further reducing risks.

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Third-Party Capital – Access to large pools of capital from public and private sector for all stages of a project’s life cycle. This can include helping to secure capital from export credit agencies, development finance institutions (typically for international projects using GE Vernova products and services), and from banks, private equity, institutional investors, and strategic investors (for both United States and international projects). In anticipation of the Spin-Off, a subsidiary associated with our Financial Services business expects to become an SEC-registered investment adviser in order to provide fee-based investment management services inclusive of tax equity investments. These services will be provided to GE for the first two years on a cost basis, which is retaining certain existing tax equity and tax incentivized investments and certain existing commitments to fund tax equity and tax incentivized investments arising from the Financial Services business. For more information, see “Certain Relationships and Related Person Transactions—Agreements with GE—Framework Investment Agreement.” Another subsidiary is expected to become a registered broker-dealer under the Exchange Act and will become a FINRA-member firm, initially to provide services in respect of the arranging and syndication of securities, and transaction advisory and structuring on behalf of GE. In the future, one or both of these subsidiaries may offer its services to third parties on an arms-length basis.

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Consulting Services: Specialty services from power systems experts focused on solving the world’s toughest technical and economic problems, enabling technology integration, and helping to shape the energy transition. Using complex models and proprietary software for grid planning and economic analysis, GE Vernova offers consulting services to utility customers in three areas:

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Economic Analysis – Evaluation of grid value for a wide range of generation, storage, and grid technologies at specific nodal locations. These studies support customers in their system planning and strategy, decarbonization roadmaps, and financial modeling and forecasting.

•	Network Strategy – Complex grid interconnection studies for planning purposes. These can include network stability studies, risk assessments, and grid update strategies for resiliency.

•	Product Integration – Voltage and frequency performance associated with newly built interconnections to the grid. This can also include grid code testing and compliance.

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Advanced Research: Our advanced research lab of strong, interdisciplinary teams works to solve the power industry’s toughest problems and create differentiated technologies that deliver winning products and services in the marketplace. Our team of about 250 researchers at our Advanced Research facility in Niskayuna, NY partner with governments, our businesses, and external partners to innovate and accelerate the energy transition, with approximately 50% of the Advanced Research funding and budget coming from external or third-party sources. Advanced Research has built a strong foundation in government and university partnerships to accelerate technology development and strengthen our technical differentiation. This includes 84 active programs with the U.S. Department of Energy covering a wide range of technologies including direct air capture, advanced microgrids, and accident-tolerant nuclear fuels. Additionally, the Advanced Research partners with external entities to commercialize new technology and launch new businesses in markets that go beyond our core segments. Research priorities are focused in three areas:

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Decarbonization – Advancing low and zero-carbon technologies required to reach net zero emissions. This includes research and development of carbon capture and sequestration technologies, DAC technologies, 100% hydrogen combustion capabilities, and next generation nuclear technology.

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Renewables Acceleration – Using advanced technologies to increase reliability and performance while helping to scale renewables growth. This includes advanced manufacturing, onshore fleet reliability, and offshore breakthrough technologies.

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Electrification – Developing technologies required for the grid of the future, ensuring a secure, flexible, and resilient grid. This includes cybersecurity, digital offerings, development of advanced distribution networks, and industrial electrification.

Research and Development Activities

GE Vernova’s research and development (“R&D”) efforts focus on driving the energy transition. We are engineering the technologies, forging the partnerships, and delivering innovations to electrify and decarbonize the world. We expect to invest $1 billion in R&D in 2024 across our three segments: Power (38%), Wind (27%), and Electrification (35%). R&D is performed within each of our businesses and also at multiple locations around the world, including at our research facilities in Niskayuna, New York and Bangalore, India, which we refer to as Advanced Research.

Advanced Research has built a strong foundation in government and university partnerships to accelerate technology development and strengthen our technical differentiation. Over the last five years, GE Vernova’s Advanced Research has significantly expanded its government backlog by three times, where government funding has grown from approximately 25% to more than 50%. This portfolio includes 84 active programs with the U.S Department of Energy, accelerating the deployment and scaling of breakthrough technologies. These programs range from direct air capture and advanced microgrids, to new wind turbine designs, co-electrolysis for hydrogen production, and accident-tolerant nuclear fuels. Additionally, Advanced Research partners with external entities to incubate and commercialize new technology and launch new businesses in markets that are key to the energy transition but go beyond GE Vernova’s core segments. Projects are guided by our customers’ demands for sustainable, affordable, resilient, and secure energy.

Our strategy is coordinated across three segments and in partnership with government agencies and academic institutions.

In the Power segment, we are working on breakthrough concepts in decarbonization to reduce carbon intensity while meeting increased energy demands. We are working on dual paths to decarbonize our gas-powered turbine fleet. One pathway is with cost effective and deployable carbon capture and sequestration solutions. Our researchers are developing industry leading solid sorbents with high adsorption capacity that will impact both the post combustion carbon capture and direct air capture industries. Another pathway is through hydrogen. Today our gas turbines are capable of running on a range of hydrogen fuel blends. We are driving a robust technical roadmap to eventually deliver 100% hydrogen compatibility across the fleet. In Nuclear Power, our researchers are delivering accident-tolerant fuels and employing AI for predictive maintenance and operations. Our goal is to make nuclear power a more resilient and cost competitive carbon-free fuel source, further improving its resiliency and significantly lowering the cost of operating and servicing nuclear reactors. These developments include next generation SMR technologies to provide an even safer, cleaner, and flexible baseload of electricity generation.

In the Wind segment, we are shaping the future of onshore and offshore wind power technology to accelerate the energy transition. Our focus is on delivering the most reliable and efficient onshore workhorse product and the most powerful offshore turbines. Key technologies include adaptive wind farm controls that enable wind farms to improve their efficiency, reliability, energy production, and integration into the power grid in real-time in response to locally changing conditions. We also are developing advanced drivetrain, controls, and blade technologies, to promote annual energy production leadership and LCOE reduction with our offshore turbine platform. We’re investing in advanced manufacturing technologies, including autonomous inspection and supply chain optimization, to improve quality and increase throughput in our production facilities. In addition, we are focused on revolutionizing fleet performance with the development and deployment of automated fleet management, fault tolerant controls, novel monitoring, diagnostics, and prognostics solutions built on AI.

In the Electrification segment, we are working to build the grid of the future with the development of new hardware and software solutions to make it fundamentally more flexible, secure, and resilient. Our innovations will help support the electrification and decarbonization of entire industrial sectors, like the automotive industry, to enable more seamless and reliable renewables integration. Our innovations also aim to increase the efficiency and resiliency of the grid through greater asset intelligence, connectivity, and digital integration and control. We are working to advance our grid-related software platform with powerful artificial intelligence and machine learning algorithms to provide utilities and grid operators with improved system planning and controls on a roadmap to greater grid autonomy. We intend to develop physics-based cybersecurity solutions to detect and neutralize cyber threats before they can cause harm to critical infrastructure. Finally, we are working to enable more seamless and reliable renewable energy integration with new high voltage DC architectures, FACTS, and other hybridized solutions, all of which are critical to connecting and controlling higher penetrations of renewable resources on the grid.

Our businesses currently hold approximately 36,000 patents and patent applications. In keeping with GE’s long-established tradition of innovation and pioneering leadership, GE Vernova intends to continue to turn cutting-edge research into impactful realities that disrupt the status quo and support our customers through the energy transition. GE Vernova is focused on delivering innovation and energy to change the world.

Global Supply Chain, Sourcing, and Logistics

GE Vernova’s supply chain is strategically positioned to efficiently service global customers. GE Vernova has manufacturing, assembly, and component production capabilities in over 100 plants across 27 countries. We have a balanced and diversified supply base and chain enabling us to service an installed base of over 7,000 gas turbines, 55,000 wind turbines, 350 GW of hydro turbines, approximately 60 nuclear power reactors, and thousands of grid and transmission installations, while also fulfilling product order backlogs. We believe that our global scale, complemented by our local focus, allows us to provide our customers with improved supply chain security, reduced costs, and compliance with regional or national trade and marketing requirements.

Our supply chain operations and decision-making are guided by the principles of lean and safety, quality, delivery and cost prioritization. We intend to continue improving the effectiveness of our global supply chain and believe that accelerating adoption of our lean operating method across all of our business processes is the best way to serve our customers and markets.

Our diversified base of third-party suppliers is essential to respond to changing market conditions and geopolitical influences impacting capacity, tariffs, and trade policies. We purchase raw materials and components used in the production of our products from over 100 countries throughout the world. In recent years we have seen unprecedented disruption on supply chain and impact on raw material prices, our team and suppliers continue our journey to apply wing-to-wing lean principles to reduce waste in cycle, cost, and improve quality. We intend to continue pursuing improvements in supply security, competitiveness, and ability to service regional or local customer needs.

Human Capital

GE Vernova is a global workforce of approximately 80,000 employees, inclusive of field service associates, with a common purpose, “the Energy to Change the World.” This is more than the lifechanging electricity provided by our installed base. As a unified company, we strive to operate according to a set of shared principles that define how we create value for our people, customers, shareholders, and planet. We call this the GE Vernova Way – five core principles that guide how we aspire to speak, behave, interact, and make decisions. These principles are:

•	Driving innovation to electrify and decarbonize the world.

•	Serving our customers with a focus on mutual success and long-term impact.

•	Challenging ourselves to be better every day; lean is foundational to our success.

•	Breaking boundaries and crossing borders to succeed as one team.

•	Remaining accountable individually and collectively to deliver on our purpose and commitments.

As we strive to live the GE Vernova Way, we create a more respectful, inclusive culture where we can each contribute to meaningful work. Additional human capital priorities include:

•

Protecting the health and safety of our workforce and contractors. Our commitment to safety moves beyond simple regulatory compliance. We care about our team, contractors, and customers, and foster a culture that puts people and well-being at the heart of our decision-making. We empower our team to stop work, and we focus on leading indicators and risk elimination to drive sustainable improvements relative to industry standards applicable to our businesses.

•

Operating as one GE Vernova. We are transforming the way we create customer value by integrating products, technologies, and services to make electricity affordable, sustainable, and reliable. Doing so requires strong collaboration and innovation across our businesses and with our external partners.

•

Driving sustainable high performance. Following through on what we say we are going to do is part of who we are. Clear expectations, ongoing feedback, and pay-for-performance are the essential elements of how we drive high performance. To ensure sustained performance over time, we take a longer-term approach to developing future talent for critical roles while refreshing our succession plans on an ongoing basis.

•	Attracting and developing diverse talent; fostering an inclusive culture.

•

We want GE Vernova to be a place where employees can learn, experiment and grow, professionally and personally. We will continue to invest in world-class early career rotational programs, leadership learning, energy industry acumen, and hands-on lean experiences.

•	We are passionate about creating a workplace where people feel that their contributions matter, they can safely express their views, and they can bring their full selves to work.

•

Driving continuous improvement and eliminating waste through lean. From the manufacturing floor to financial close, we apply lean principles in all aspects of our operations to prioritize safety, quality, delivery and cost.

We are proud of our humble beginnings as the Edison General Electric Company, a manufacturer of electric lighting fixtures, sockets, and other electric lighting devices. We carry forward that legacy today as a developer, manufacturer, and service provider of power generating and decarbonizing solutions. Nearly 80% of our employees specialize in manufacturing, engineering, or services. In addition, we have about 700 employees each in our EHS and Quality functions, critical disciplines for our success as a company. GE Vernova’s portfolio also includes Advanced Research with hundreds of technologists and cross-discipline experts focused on enabling ground-breaking innovations destined to shape the energy transition.

Our footprint is truly global with approximately 27,000 employees in Europe, 19,000 employees in Asia, 18,000 employees in the United States and 7,000 in Latin America. GE Vernova’s relationship with employee-representative organizations around the world takes many forms.

•

Within the US, we have approximately 1,000 union-represented production and maintenance employees who are covered by a four-year collective bargaining agreement that was ratified for a two-year extension in 2023 and expires in June of 2025.

•

In Europe, we engage with approximately 100 representative organizations such as works councils and trade unions, in accordance with local law. Social dialogue, including information, consultation, and negotiation, is a key component of doing business in Europe and a driver of sustainable business growth for us in the region.

•

In addition to the US and Europe, we also engage with employee representative bodies in China (4,000 employees), India (900 employees), Brazil (700 employees), Canada (700 employees), and Mexico (150 employees).

We strive to build and maintain productive relationships with all trade unions and employee-representative organizations with which we engage. More broadly, our relationship with each and every employee, regardless of functional discipline, geography or representation status, is a priority. The purpose, passion, and expertise our employees embody every day is fundamental to providing essential electricity around the world and for the future of our environment. It is our mission to inspire, engage, and develop our employees to their fullest potential.

Operationalizing Sustainability Goals

Our sustainability strategy and focus areas are guided by our commitment to help the energy sector solve for both the energy trilemma of reliability, affordability, and sustainability and decarbonization. As a company whose technology helps generate approximately 30% of the world’s electricity, our integration of sustainability into our core business strategy and culture is crucial to the energy transition and a strategic imperative to electrify and decarbonize the world.

While our purpose and investments are aligned with the goals of sustainability, the way we operationalize our goals to improve our impact on people, communities and the planet are just as critical. Our approach includes considerations that are sometimes referred to as environmental, social, and governance (“ESG”). To succeed in our sustainability goals, we are integrating a rigorous sustainability framework and internal governance structure into our business operating reviews. This program is aligned with our business strategy, the priorities of our stakeholders, our commitments and our aim to deliver innovative technologies to create a more sustainable electric power system. Our program includes workstreams across operations and performance, communications, investor relations, and regulatory and compliance. Our internal governance structure includes members from all relevant business functions to facilitate alignment with ongoing sustainability efforts; ensure progress toward delivering on our sustainability commitments; implement and improve operational programs that address gaps in our sustainability endeavors; identify and address human rights risks across our value chain in good faith and to the best of our ability; and build strong, effective sustainability programs across our portfolio.

Our current sustainability focus areas include:

•

Electrifying the planet while decarbonizing the energy system. Our most important sustainability goal is our net zero ambition for our Scope 3 emissions from our sold products by 2050 while we grow access to affordable, reliable, and sustainable electricity at the same time. This represents our effort to innovate the technology the world needs to decarbonize the energy sector. We have released detailed roadmaps on the technology we intend to deliver and innovate in furtherance of our Scope 3 goals. We are also working to reduce both our direct and indirect greenhouse gas emissions and have set goals to achieve carbon neutrality for our Scope 1 and Scope 2 emissions by 2030.

•

Innovating more by using less. We support the transition to a more circular economy and recognize the importance of critical raw materials and nature in our mission. We are working to incorporate more of our products and services into our circularity framework by 2030. For example, our programs strive to embed circular principles across our products lifecycle, such as eco-design and circular materials, resource-efficient manufacturing, life-extension and optimization services, and end-of-life solutions.

•

Improving conditions and quality of life for people, communities, and the planet. We know that people are at the center of our mission. In addition to expanding access to sustainable, affordable and reliable energy, we are committed to lifting up the quality of life for people everywhere. We will also seek to expand the number of countries and people that are engaged in engineering, building, and delivering the future of clean energy technology to ensure that the world is invested in enabling a successful energy transition.

•

Succeeding for our employees, customers and investors. To succeed in our sustainability goals, we must succeed as a business. We are building strong governance and social programs to enable success. This includes prioritizing safety, building and fostering a more inclusive and diverse workplace and culture where employees can feel empowered to do their best work because they feel a sense of acceptance, respect and belonging, and operating within a culture of compliance and ethics at core.

Intellectual Property

We have a substantial portfolio of IP assets, registered and unregistered, that protect both our investments in R&D across our businesses as well as our products and services. To protect our innovation, we rely on a variety of intellectual property rights and data protection measures, as well as monitor the activities of third parties to ensure that unauthorized use of IP does not go unremedied.

As of December 31, 2023, we own approximately 36,000 patents and patent applications filed in approximately 60 countries across the world. Our individual businesses determine the geographical coverage for each of their respective patent portfolios, taking into account key countries of commercial activity as well as broader industry activity. As a result, the geographical coverage of patent portfolios varies strategically among our businesses. Our patent portfolio consists of more than 17,000 patents and patent applications in the Power segment; more than 11,000 in the Wind segment; and more than 6,000 in the Electrification segment.

We have established processes in place to review our patent portfolios and tactically shift focus to emerging technologies, as needed, while repositioning or granting broader access to patents that are no longer relevant to our core businesses. As a result, approximately 60% of our patents are less than 10 years old. For instance, our Power segment increased its filings in carbon capture technologies by approximately 600% over the last two years, while increasing combustion filings for alternative fuels, including hydrogen. Our Wind segment pioneered the development of technologies that have driven and are accelerating the use of wind turbines as a main power generation source, such as (i) zero voltage ride-through, which enables wind turbines to support the grid when the grid is experiencing technical difficulties; (ii) jointed blades, which drive down logistical costs by enabling blade assembly onsite and reduce the costs for permitting equipment and road work required for transporting longer blades; and (iii) cutting-edge technologies that are used in the Haliade-X, the most powerful offshore wind turbine in operation to receive full type certification.

We protect our trade secrets and confidential know-how by actively enforcing our internal policies for data classification and protection and by requiring and enforcing specific innovation and proprietary information agreements and non-disclosure agreements with our employees and third parties. We also utilize contemporary cybersecurity tools and systems that safeguard our most valuable data from insider threats and third-party concentrated efforts to misappropriate our IP. Our cyber-security tools and systems protect our data by requiring enhanced access and use of multiple authentication methods, encrypting information, and providing secure, monitored environments to reduce their vulnerability to cyber threats.

Software, which is important to all of our businesses, but is especially central to the IP position of the Electrification Software and grid solutions businesses, is protected by a combination of copyrights, patents, and contractual protections. Notwithstanding, while our patents and other IP protections are important to our operations, we do not consider any single IP asset or group of assets to be of material significance to any of our financial segments or our businesses as a whole; rather, we believe that our understanding of our customers’ needs, technology expertise, and manufacturing know-how are critical to our business.

Our aggregate IP rights enable us to maintain a complementary and diversified IP portfolio, which protects our global competitive advantage and our revenue as well as prevents our businesses from relying on a small set of IP assets for their long-term innovation and growth. Relatedly, we or our affiliates have filed for our new Vernova trademark in 61 countries while retaining a long-term license to use the GE name and the GE Monogram Logo alongside our new Vernova name. These IP rights will help us carry our legacy of technology into the future, complemented by a business- and product-specific trademark portfolio of more than 2,000 trademarks. Finally, in addition to our IP portfolio, we will have a license to use certain IP that will remain with GE on the day of the Spin-Off; the license will apply to our current products and services, as well as to natural extensions and evolutions thereof. See “Certain Relationships and Related Person Transactions—Agreements with GE—Agreements Governing Intellectual Property.”

Environmental, Health, and Safety Matters

GE Vernova is committed to providing and promoting a safe and healthy working environment; using natural resources and energy in a sustainable way; and avoiding an adverse impact to employees and contractors, our customers, the environment and the communities where we do business. We support our customers by maintaining the highest standards in safeguarding our employees, our contracting partners and the environment.

In addition to our own internal Enterprise Standards and Core Requirements on various EHS topics, we are subject to international, national, state and local EHS laws, regulations, and industry and customer standards, including EHS licensing and authorization requirements. These EHS laws apply to a broad range of activities across our whole product lifecycle and our entire global organization, including those related to:

•	protection of the environment and use of natural resources;

•	occupational health and safety;

•	the use, management, release, storage, transportation, remediation and disposal of, and exposure to, hazardous substances and waste;

•	our products, including the use of certain chemicals in our products and production processes;

•	emissions to air and water; and

•	climate change and greenhouse gas emissions.

Furthermore, EHS laws vary by jurisdiction and have become increasingly stringent over time. These requirements impose certain responsibilities on our business, including the obligation to install pollution control technologies and obtain and maintain various environmental permits, the cost of which may be substantial. Satisfying such local EHS requirements is often a minimum requirement for us, and we commit extensive resources to maintaining our compliance with these requirements. For example, by applying our Enterprise Standards and Core Requirements everywhere (except where local regulations are more stringent), we often go beyond local compliance requirements, especially where local standards are weak or lacking. Safety is incorporated into our lean operating method and we prioritize safeguarding our employees and contractors. We also enhance our internal Enterprise Standards and Core Requirements regularly through a culture of continuous improvement and documenting opportunities to improve through internal and external audits.

Properties

GE Vernova is headquartered in Cambridge, Massachusetts and occupies approximately 600 sites in 452 cities and 100 countries. Approximately 80% of the sites are leased and 20% are owned. GE Vernova periodically reviews the portfolio of facilities for opportunities to optimize and best align our footprint to our needs.

Within this portfolio of properties, GE Vernova’s subsidiaries operate approximately 104 manufacturing sites, 19 of which are located in the United States and 85 are located internationally.

The manufacturing facilities are used by GE Vernova’s segments as follows:

Segment	Number of Facilities
Power	42
Wind	25
Electrification	37
Total	104

The locations of GE Vernova’s manufacturing locations by geographic region are as follows:

Geographic Region	Number of Facilities
Americas	35
ASEAN	28
EMEA	41
Total	104

In addition to the manufacturing facilities described above, GE Vernova maintains many offices, warehouses, and distribution facilities globally.

Many of our facilities serve several of our businesses and may be used for multiple purposes, such as for administration, sales, research, laboratory matters, manufacturing, and service operations. We consider our facilities suitable and adequate for their respective purposes and do not anticipate difficulty in renewing existing leases as they expire or finding alternative facilities if necessary.

Legal Proceedings

Information on material pending legal proceedings is incorporated herein by reference to the information set forth in Note 20, “Commitments, Guarantees, Product Warranties, and Other Loss Contingencies—Legal Matters” to the audited combined financial statements included elsewhere in this prospectus.

Regulation

GE Vernova’s businesses and operations are affected by global laws, regulations and standards. Our production cycle and products are subject to global regulations, such as permitting, quality controls, environmental regulations, EHS regulations, export control laws, product specifications, market-related policies, and distributions regulations. We maintain processes and procedures that comply with applicable global laws and regulations as they pertain to the various stages of our production life cycle, including the development of our products. Our ability to market, sell, and distribute our products globally depends upon our compliance with law and regulations in each jurisdiction. Additionally, many of our sales are made to U.S. or foreign governments, regulated entities such as public utilities, state-owned companies, and other public sector customers. These types of sales often entail additional compliance obligations, such as public procurement laws. For example, public procurement laws may require that bidders demonstrate certain qualifications, e.g., by demonstrating that the bidder has been active as a local registered company, or has sufficient capitalization or technical qualifications. Complying with requirements can impose significant costs, especially in jurisdictions where we do not have a significant physical presence. We abide by all applicable laws and regulations pertaining to government contracting and antitrust laws. Finally, we must abide by laws and regulations applicable to all entities across all jurisdictions, such as data privacy laws, cybersecurity laws, anti-bribery laws and whistleblower directives.

These laws and regulations are subject to change at any time. We make the necessary adjustments to our processes in order to maintain compliance with the regulatory environment impacting all aspects of our businesses.

Product Regulatory Regimes

Nuclear Technology:

Through a joint venture with Hitachi, we provide nuclear technology solutions for boiling water reactors, including reactor design, reactor fuel, and support services, as well as the design and development of small modular reactors. Our nuclear products and technologies are regulated through country-specific laws and regulations. In the United States, the Nuclear Regulatory Commission (the “NRC”) oversees the licensing, permitting, and decommissioning of nuclear sites. The NRC’s purpose is to regulate civilian use of nuclear energy to protect public health from the unsafe use of radioactive materials. Our Nuclear business has been in operation for over 60 years and has 67 reactors licensed in 10 countries. The Nuclear business’s standard process is to work with the national regulatory commissions to ensure all aspects of the regulations are followed from permitting at the time of site selection to decommissioning requirements at the end of life.

Hydro Power:

Our Hydro Power business provides a portfolio of products and services for hydropower generation for both large hydropower plants and small hydropower solutions. There are numerous regulations that impact these projects, including government contracting, human rights regulations, EHS standards, licensing and permitting requirements and antitrust laws. To comply, the Hydro Power business requires focus, investment and resources to support the legal and regulatory requirements.

Digital Solutions:

Our Electrification Software business is complementary to our portfolio of energy generating products because it allows our customers to apply data orchestration to ensure that reliable and efficient power is transmitted and delivered timely. We expect our digital solutions to help us advance in the energy transition process by accelerating decarbonization through the use of data. Such products and data usage will help improve how energy is used and accelerate grid modernization by delivering clean energy more efficiently and reliably. Today our onshore wind turbines utilize digital infrastructure to monitor, predict, and enhance wind farm energy performance. Our Grid business centers around enabling power utilities and industries worldwide to effectively manage electricity from the point of generation to consumption. Global cybersecurity and data privacy laws and regulations are the two areas, especially for our Electrification Software business, that currently face the most scrutiny and change. We have developed secure development lifecycle design practices to secure our software designs and connected products, but an unknown vulnerability or compromise could potentially impact the security of our software or connected products and lead to the misuse or unintended use of our products, loss of GE Vernova IP, misappropriation of sensitive, confidential or personal data, safety risks, or unavailability of products. Some of our digital solutions have access to sensitive, confidential or personal data or information in certain of our businesses that is subject to privacy and security laws. Our Electrification Software business has made significant investment in tools and resources to ensure that our products, services, and programs comply with the applicable privacy and cybersecurity regulations.

Broker-Dealer and Investment Adviser Regulations

Certain of the business activities of our Financial Services business, which arranges and secures capital for new projects, are expected to include conducting business as a broker-dealer or a registered investment adviser in the future. Such affiliates expect to provide fee-based services in respect of the arranging and syndication of securities, transaction advisory and structuring, and investment management inclusive of tax equity investments. One such affiliate is expected to become a registered broker-dealer under the Exchange Act and will become a FINRA-member firm. Another such affiliate is expected to become a registered investment adviser with the SEC under the Advisers Act. These services will be provided to GE for the first two years on a cost-basis, which is retaining certain existing tax equity and tax incentivized investments and certain existing commitments to fund tax equity and tax incentivized investments arising from the Financial Services business, although one or both of these affiliates may offer its services to third parties on an arms-length basis in the future. For more information, see “Certain Relationships and Related Person Transactions—Agreements with GE—Framework Investment Agreement.” These registered entities are expected to be subject to a number of laws and regulations and involves additional risk, including risks related to regulatory oversight and examinations, enforcement proceedings, and litigation.

In addition to such future registration requirements, under the Exchange Act and the Advisers Act, respectively, relevant regulations impose various compliance, disclosure, qualification, recordkeeping, reporting, and other requirements on these affiliates and their operations. State securities laws also impose filing and other requirements on broker-dealers, investment advisers, and/or their licensed representatives, except where exempt. The SEC, FINRA, and other regulatory bodies would also have the authority to examine the regulated activities of regulated entities, such as our broker-dealer and investment adviser, and affiliates of such entities, and to institute administrative or judicial proceedings that may result in censure, fines, prohibitions or restrictions on activities, or other administrative sanctions.

Under the Advisers Act, an investment adviser (whether registered or not under the Advisers Act) has fiduciary duties to its clients. The SEC has interpreted these duties to impose standards, requirements, and limitations on, among other things, trading for proprietary, personal, and client accounts; allocations of investment opportunities among clients; and conflicts of interest. The Advisers Act also imposes specific restrictions on an investment adviser’s ability to engage in principal and agency cross transactions. The SEC has authority to inspect any registered investment adviser and typically inspects a registered investment adviser periodically to determine whether the adviser is conducting its activities in compliance with (i) applicable laws, (ii) disclosures made to clients, and (iii) adequate systems, policies, and procedures to ensure compliance.

MANAGEMENT

The following table presents the names, ages (as of the date of this prospectus), and positions of our executive officers and directors following the Spin-Off.

Name	Age	Position
Scott Strazik	45	Chief Executive Officer and Director
Kenneth Parks	59	Chief Financial Officer
Jessica Uhl	56	President
Maví Zingoni	49	Chief Executive Officer, Power
Victor Abate	59	Chief Executive Officer, Wind
Rachel Gonzalez	54	General Counsel
Steven Baert	49	Chief People Officer
Nicholas Akins	63	Director
Stephen Angel	68	Director
Arnold Donald	70	Director
Matthew Harris	63	Director
Jesus Malave	55	Director
Paula Rosput Reynolds	67	Director
Kim Rucker	57	Director

Executive Officers and Directors

The following are brief biographies describing the backgrounds of our executive officers and directors following the Spin-Off.

Scott Strazik. Mr. Strazik has been the Chief Executive Officer (“CEO”) of the GE Vernova business since November 2021 and will be appointed as our Chief Executive Officer in connection with the Spin-Off. Mr. Strazik has more than 20 years of finance, operations, and leadership experience with GE, including more than ten years in GE’s power businesses. Mr. Strazik was named President and CEO of the GE Power Services business in 2017 and CEO of the GE Gas Power business in 2018, expanding his role to leading the GE Power businesses in 2021. From July 2013 to June 2016, Mr. Strazik served as Chief Financial Officer of the GE Gas Power Systems business before taking on the roles of Sales and Commercial Operations Leader from July 2016 to October 2017. Prior to joining GE Power, he served as Chief Financial Officer for GE Aviation’s Commercial Engine Operations organization from May 2011 to June 2013. Mr. Strazik received a bachelor’s degree in industrial labor relations from Cornell University and a master’s degree from Columbia University’s School of International and Public Affairs with a focus on Economics and Public Policy.

Kenneth Parks. Mr. Parks has been the Chief Financial Officer (“CFO”) of the GE Vernova business since October 2023 and will be appointed as our Chief Financial Officer in connection with the Spin-Off. Mr. Parks brings extensive public company chief financial officer experience and 38 years of comprehensive financial leadership to the role. Most recently, Mr. Parks served as CFO for the global building materials producer, Owens Corning (NYSE: OC) from September 2020 to September 2023. Prior to Owens Corning, Mr. Parks served as public company CFO at global companies Mylan N.V. (“MYLN”) from 2016 to 2020 and Wesco International (NYSE: WCC) from June 2012 to June 2016. He was previously divisional CFO at United Technologies Corp (“UTC”) Fire & Security and also served for three years as Director of Investor Relations, successfully leading through UTC’s CEO transition. Mr. Parks also previously held finance roles at Carrier Corporation and York International and began his finance career with Coopers & Lybrand. He became a Certified Public Accountant after completing a Bachelor of Science degree in Accounting at the University of Tulsa.

Jessica Uhl. Ms. Uhl has been the President of the GE Vernova business since January 2024 and will be appointed as our President in connection with the Spin-Off. She has over 20 years of experience in the energy and finance industries. From March 2017 until April 2022, Ms. Uhl was the Chief Financial Officer of Shell plc. Ms. Uhl started working at Shell plc in 2004, where she held a variety of senior leadership positions including Executive Vice President, Finance, Integrated Gas and Executive Vice President, Finance, Upstream Americas. Prior to working at Shell, Ms. Uhl was at Enron and Citibank. Ms. Uhl has been named to the Forbes and Fortune lists of the Most Powerful Women. She has served on the board of directors of Goldman Sachs (NYSE: GS) since 2021, where she sits on the audit, corporate governance and nominating, and risk committees. She has also served on the board of directors of GE (NYSE: GE) since 2023, where she sits on the audit committee. Ms. Uhl is an advisory board member of the Columbia Center for Global Energy Policy and a trustee of the Rocky Mountain Institute, a nonprofit organization focused on transforming the global energy system. Since October 2022, she has been a board member of Mission Possible Partnership, working to decarbonize the hard to abate sectors and address climate change, and since September 2023 she has been on the Leadership Council of the Global Energy Alliance for People and Planet. Ms. Uhl graduated Phi Beta Kappa with a Bachelor’s degree from the University of California, Berkeley and received an M.B.A. from INSEAD.

Maví Zingoni. Ms. Zingoni has served as the Chief Executive Officer, Power of the GE Vernova business since January 2023 and will be appointed as our Chief Executive Officer, Power in connection with the Spin-Off. Prior to joining GE, Ms. Zingoni worked at Repsol, a global multi-energy company, from 1999 to October 2022. At Repsol she held leadership roles across a wide variety of energy businesses and finance responsibilities, including most recently serving as the Executive Managing Director of Commercial Business and Low Carbon Generation and as a member of Repsol’s Executive Committee. She has held leadership roles for the Club Español de la Energia, a non-profit dedicated to the understanding of issues related to energy, and is an advisory board member of the Universidad Austral in Buenos Aires, Argentina. Ms. Zingoni is a National Public Accountant certified by the National University of Comahue, Argentina. She graduated with an Executive M.B.A. from the IAE Business School of Universidad Austral Argentina and completed the Advanced Management Program at The University of Chicago Booth School of Business.

Victor Abate. Mr. Abate has served as the Chief Executive Officer, Wind of the GE Vernova business since September 2023 and as Chief Technology Officer and Senior Vice President of GE since September 2015. He will be appointed as our Chief Executive Officer, Wind in connection with the Spin-Off. Mr. Abate has more than 30 years of senior leadership experience and transformation success at GE. From June 2022 to September 2023, Mr. Abate has served as CEO of GE Vernova’s Onshore Wind business. From 2013 to 2015, he served as CEO of Gas Power Systems, where his team launched the HA gas turbine product line. Prior to that, from 2005 to 2013, he served as CEO of the Renewable Energy business. Mr. Abate was previously President of the board of directors of the American Wind Energy Association and was a member of the board of directors of UI Labs. Before joining GE, he worked for Allied Signal and Zurn Industries. Mr. Abate received a bachelor’s degree in mechanical engineering and a master’s degree in mechanical engineering from Union College, and an M.B.A. from Rensselaer Polytechnic Institute.

Rachel Gonzalez. Ms. Gonzalez has served as the General Counsel of the GE Vernova business since April 2023 and will be appointed as our General Counsel in connection with the Spin-Off. From April 2018 to May 2022, Ms. Gonzalez served as Executive Vice President, General Counsel, Law and Corporate Affairs of Starbucks Corporation (Nasdaq: SBUX), and as its Corporate Secretary from 2018 to 2021. Prior to joining Starbucks, Ms. Gonzalez served as Executive Vice President and Chief Administrative Officer of Sabre Corporation (Nasdaq: SABR) from May 2017 to March 2018, and as Sabre’s Executive Vice President and General Counsel from September 2014 to May 2017. She previously held the position of Executive Vice President, General Counsel and Corporate Secretary of Dean Foods. Earlier in her career, she was a corporate partner at the law firm of Morgan, Lewis & Bockius LLP. Ms. Gonzalez serves as a director on the board of Electronic Arts Inc. (Nasdaq: EA), where she is a member of the nominating and governance committee and the compensation committee. From 2022 to 2024, Ms. Gonzalez served as a director on the board of Sabre Corporation (Nasdaq: SABR) and from 2023 to 2024, she served as a director on the board of Vacasa, Inc. (Nasdaq: VCSA). From 2017 to 2022, Ms. Gonzalez served on the board of directors of Dana, Inc. (NYSE:DAN). Ms. Gonzalez is on the advisory board of PODER25, a sub-organization of the Hispanic National Bar Association. Ms. Gonzalez

received a bachelor’s degree in comparative literature from the University of California, Berkeley and a law degree from the Boalt Hall School of Law at the University of California, Berkeley.

Steven Baert. Mr. Baert has been the Chief People Officer of the GE Vernova business since April 2023 and will be appointed Chief People Officer in connection with the Spin-Off. Most recently between September 2021 and March 2023, Mr. Baert advised venture capital and private equity companies on human capital matters, initially as Human Capital Officer and Senior Partner of Flagship Pioneering Inc. and subsequently as managing partner of Propuli GmbH. Additionally, Mr. Baert previously served as Chief People & Organization Officer and Member of the Executive Committee of Novartis (NYSE: NVS) from 2014 until September 2021. Mr. Baert held a number of leadership roles within the company, including Head of Human Resources for Emerging Growth Markets, Head of Human Resources, United States and Canada, and Global Head, Human Resources, Novartis Oncology. Prior to joining Novartis, Mr. Baert held senior HR positions at Bristol-Myers Squibb Co. (NYSE: BMY) and Unilever (NYSE: UL). Mr. Baert also serves as a non-executive director, chair of the remuneration committee and member of the corporate governance committee on the board of directors of Pharming Group Nv (Nasdaq: PHAR) and serves as a non-executive director of the supervisory board of Servier SAS, a French pharmaceuticals company. Mr. Baert holds a Master of Business Administration from the Vlerick Business School, Gent; a Master of Laws from the Katholieke Universiteit Leuven and a Bachelor of Laws from the Katholieke Universiteit Brussels.

Nicholas K. Akins. Mr. Akins will be appointed to our Board in connection with the Spin-Off. Most recently, Mr. Akins served as Executive Chair of American Electric Power Company, Inc. (Nasdaq: AEP) from January 2023 until October 2023. Prior to that, he was the Chief Executive Officer and chairman of the board of directors of AEP from January 2014 to December 2022 and President from January 2011 to August 2022. Mr. Akins rose through the ranks at both AEP and the former Central and South West Corp., which merged with AEP in 2000. Previously, he served as President and Chief Operating Officer for Southwestern Electric Power Company, and held other leadership roles in Energy Marketing Services, Transmission, External Affairs and Industry Restructuring. Mr. Akins currently serves on the board of directors of DTE Energy Company and serves as chairman of the board of directors of Fifth Third Bancorp (Nasdaq: FITB), where he sits on the finance, human capital and compensation, nominating and corporate governance, and risk and compliance committees. Previously, Mr. Akins served as Chairman of the board of directors of the Electric Power Research Institute, the Global Sustainable Electricity Partnership, Nuclear Electric Insurance Limited, and the Ohio Business Roundtable (“OBRT”), as well as the former chair of the U.S. Business Roundtable Energy and Environment Committee. Additionally, he serves on the Nuclear Insurance Mutual Board and is a member of the board of the Rock and Roll Hall of Fame. Mr. Akins received a bachelor’s degree in electrical engineering and a master’s degree in electrical engineering, both from Louisiana Tech University. We believe Mr. Akins is well-qualified to serve on our Board because of his extensive leadership experience and energy sector knowledge.

Stephen Angel. Mr. Angel will be appointed as the Non-Executive Chair of our Board in connection with the Spin-Off. Since March 2022, Mr. Angel has been the Chairman of the board of directors of Linde plc (Nasdaq: LIN), a leading global industrial gases and engineering company. Prior to that, he served as the Chief Executive Officer of Linde plc from October 2018 to February 2022. From 2007 to October 2018, Mr. Angel was Chairman, President, and Chief Executive Officer of Praxair, Inc. He joined Praxair in 2001 as an Executive Vice President and was named President and Chief Operating Officer in February 2006. Before joining Praxair, Mr. Angel spent 22 years in a variety of management positions with GE. Mr. Angel has served on the board of directors of GE since 2022, where he chairs the management development and compensation committee. He is currently a member of the U.S.-China Business Council and was previously on the board of directors of the Hydrogen Council and The Business Council. Mr. Angel received a Bachelor’s degree in civil engineering from North Carolina State University and an M.B.A. from Loyola College. We believe Mr. Angel is well-qualified to serve on our Board because of his extensive leadership experience, energy sector knowledge, and experience on the GE Board.

Arnold W. Donald. Mr. Donald will be appointed to our Board in connection with the Spin-Off. Mr. Donald has more than three decades of strategic planning, global operations, and risk management experience in regulated, consumer, retail, and distribution businesses, including through his service as President and Chief Executive Officer of Carnival, one of the world’s largest leisure travel companies with operations worldwide, his leadership roles at Monsanto, and his experience as a public company director. Mr. Donald served as President and Chief Executive Officer of Carnival Corporation (NYSE: CCL) and Carnival plc from July 2013 to August 2022, and served as a director from 2001 to 2022. From 2000 to 2003, he was Chairman and Chief Executive Officer of Merisant, a privately held global manufacturer of tabletop sweeteners, and remained as Chairman until 2005. For more than 20 years, Mr. Donald held several senior leadership positions with global responsibilities at Monsanto, including President of its Agricultural Group and President of its Nutrition and Consumer Sector. Mr. Donald has served on the board of directors of Bank of America Corp (NYSE: BAC) since 2013, where he sits on the audit and compensation and human capital committees, Salesforce, Inc. (NYSE: CRM) since 2023, where he sits on the audit and governance committees, MP Materials Corp (NYSE: MP) since 2023, where he sits on the compensation committee, and Foster Farms since 2023. Mr. Donald served as President and Chief Executive Officer of the Executive Leadership Council, a nonprofit organization that seeks to support, develop, and increase the number of African American corporate executives globally. In addition, he served as President and Chief Executive Officer of the Juvenile Diabetes Research Foundation International from January 2006 to February 2008 and as a member of the President’s Export Council from 1998 until 2005. Mr. Donald received a bachelor’s degree in economics from Carleton College, a bachelor’s degree in mechanical engineering from Washington University in St. Louis and an M.B.A. from the University of Chicago Booth School of Business. We believe Mr. Donald is well-qualified to serve on our Board because of his extensive leadership experience, particularly as an experienced CEO.

Matthew Harris. Mr. Harris will be appointed to our Board in connection with the Spin-Off. Mr. Harris is a Founding Partner of Global Infrastructure Partners (“GIP”), an infrastructure investment firm, and has been involved in GIP’s investment, management, and strategic activities since its formation in 2006. Mr. Harris’s responsibilities include leadership of selected strategic relationships and transactions, managing GIP’s energy transition and decarbonization investment and capital formation strategy globally, and energy industry investment activities including crude oil and refined product, natural gas, electricity including renewables and battery storage, LNG, and carbon capture and storage. Prior to the formation of GIP in 2006, Mr. Harris was Co-Head of the Global Energy Group and Head of the EMEA Emerging Markets Group at Credit Suisse First Boston. Prior to his tenure at Credit Suisse, he was a senior member of the Mergers and Acquisitions Group at Kidder Peabody & Co. Incorporated. Mr. Harris has been chairman of the board of directors of EnLink Midstream LLC (“EnLink”) (NYSE: ENLC), an energy infrastructure portfolio company of GIP, since March 2023. Previously, Mr. Harris served as a director of EnLink Midstream Manager, LLC, the managing member of EnLink, from July 2018 to March 2020, and a director of the general partner of EnLink Midstream Partners, LP from July 2018 to January 2019. He currently serves as Chairman of the Advisory Board of the Columbia University Center for Global Energy Policy, is a member of the Columbia University Climate School Advisory Board and the UCLA College of Social Sciences Dean’s Advisory Board, and is a member of the board of directors of Pioneer Works and the World Wildlife Fund. Mr. Harris graduated cum laude with a bachelor’s degree in political science from the University of California at Los Angeles. We believe Mr. Harris is well-qualified to serve on our Board because of his extensive leadership experience, financial expertise, and energy sector knowledge.

Jesus Malave. Mr. Malave will be appointed to our Board in connection with the Spin-Off. Mr. Malave has served as Chief Financial Officer of Lockheed Martin Corporation (“Lockheed Martin”) (NYSE: LMT) since January 2022. Prior to joining Lockheed Martin in January 2022, Mr. Malave served as Senior Vice President and Chief Financial Officer of L3Harris Technologies, Inc. (“L3Harris”) (NYSE: LHX) from June 2019 to January 2022. Before joining L3Harris, Mr. Malave worked at RTX Corporation (formerly United Technologies Corporation (“UTC”)) (NYSE: RTX) as Vice President and Chief Financial Officer of UTC’s Carrier Corporation from April 2018 to June 2019, and as Chief Financial Officer of UTC’s Aerospace Systems from January 2015 to April 2018. Mr. Malave earned a bachelor’s degree in mathematics from the University of Connecticut, a master’s degree in accounting from the University of Hartford and a J.D. degree from the

University of Connecticut School of Law. We believe Mr. Malave is well-qualified to serve on our Board because of his extensive leadership experience and financial expertise.

Paula Rosput Reynolds. Ms. Reynolds will be appointed to our Board in connection with the Spin-Off. Ms. Reynolds is the President and Chief Executive Officer of PreferWest LLC, a business advisory firm, a position she has held since 2009. From 2008 to 2009, she served as Vice Chairman and Chief Restructuring Officer of American International Group. Prior to that, from 2005 to 2008, Ms. Reynolds was the Chairman, President and CEO of Safeco Insurance Company of America. During her extensive career, she has also held the positions of Chairman and CEO of AGL Resources and CEO of Duke Energy Power Services. Ms. Reynolds started her career at Pacific Gas & Electric Corp in 1979 and spent over 35 years in the energy industry. Ms. Reynolds has been on the board of directors of GE (NYSE: GE) since 2018, where she chairs the governance & public affairs committee and is a member of the audit committee. She also has served on the board of directors of National Grid plc (NYSE: NGG) since 2021, where she serves as chair of the board of directors and chair of the people and governance committee, BP plc (NYSE: BP) since 2015, where she chairs the renumeration committee and is a member of the audit and people and governance committees and Linde plc (Nasdaq: LIN) since 2024, where she is a member of the audit and sustainability committees. She has previously held board positions at companies including Air Products and Chemicals, Inc., CBRE Group, Inc., Coca-Cola Enterprises, BAE Systems, PLC Trans Canada Corp and Delta Air Lines, Inc. Ms. Reynolds is a director of the Fifth Avenue Theatre and a trustee of the Eureka Foundation. Ms. Reynolds received a Bachelor’s degree from Wellesley College. We believe Ms. Reynolds is well-qualified to serve on our Board because of her significant leadership experience, energy sector knowledge, and prior experience on the GE Board.

Kim K.W. Rucker. Ms. Rucker will be appointed to our Board in connection with the Spin-Off. Ms. Rucker served as Executive Vice President, General Counsel and Secretary of Andeavor (formerly Tesoro Corporation), an integrated marketing, logistics, and refining company, from March 2016 until Andeavor’s acquisition by Marathon Petroleum Corporation in October 2018. During that time, she also served as Interim Chief Human Resources Officer from February 2017 to April 2018. Prior to working at Tesoro Corporation, Ms. Rucker was Executive Vice President, Corporate & Legal Affairs, General Counsel, and Corporate Secretary at Kraft Foods Group, Inc. (“Kraft”), a global manufacturer and distributor of food products and beverages, from 2012 to 2015. From 2008 to 2012, Ms. Rucker served as the Senior Vice President, General Counsel, Corporate Secretary and Chief Compliance Officer at Avon Products, Inc. (“Avon”), a global manufacturer of beauty and related products. Before joining Avon, Ms. Rucker was Senior Vice President, Corporate Secretary and Chief Governance Officer for Energy Future Holdings, Corp., an energy company, from 2004 to 2008. She was a partner in the Corporate & Securities group at the law firm Sidley Austin LLP. Ms. Rucker has served on the boards of directors of Celanese Corporation (NYSE: CE) since 2018, where she is chair of the nominating and corporate governance committee and a member of the audit committee; HP Inc. (NYSE: HPO) since 2021, where she is chair of the nominating, governance and social responsibility committee and a member of the audit committee; and Marathon Petroleum Corporation (NYSE: MPC) since 2018, where she is a member of the sustainability committee and the corporate governance and nominating committee. Ms. Rucker is also on the board of directors of Haven for Hope and a member of the board of trustees of Johns Hopkins Medicine. Ms. Rucker holds a B.B.A. in Economics from the University of Iowa, a J.D. from Harvard Law School, and a master’s degree in Public Policy from the John F. Kennedy School of Government at Harvard University. We believe Ms. Rucker is well-qualified to serve on our Board because of her extensive leadership experience and energy sector knowledge.

Our Board Following the Spin-Off and Director Independence

Immediately following the Spin-Off, we expect that our Board will be comprised of eight directors.

Upon completion of the Spin-Off, our Board is expected to consist of such number of directors as shall be determined from time to time solely by resolution of the Board. Until the conclusion of the fifth annual meeting of stockholders, which we expect to hold in 2029, our Board will be divided into three classes, with each class consisting, as nearly as may be possible, of one-third of the total number of directors. The directors designated as Class I directors will have terms expiring at the first annual meeting of stockholders following the Spin-Off, which we expect to hold in 2025. The directors designated as Class II directors will have terms expiring at the following year’s annual meeting, which we expect to hold in 2026, and the directors designated as Class III directors will have terms expiring at the following year’s annual meeting, which we expect to hold in 2027. We expect Stephen Angel, Arnold Donald, and Jesus Malave will serve as Class I directors, Matthew Harris and Paula Rosput Reynolds will serve as Class II directors, and Nicholas Akins, Kim Rucker, and Scott Strazik will serve as Class III directors.

Commencing with the second annual meeting of stockholders, expected to be held in 2026, directors of each class will be elected to hold office for a term of office to expire at the fifth annual meeting of stockholders, expected to be held in 2029. Commencing with the fifth annual meeting of stockholders, expected to be held in 2029, directors of each class will be elected annually and will hold office until the next annual meeting of stockholders and until their respective successors have been duly elected and qualified or until their earlier death, resignation, disqualification, or removal. Effective as of the conclusion of the 2029 annual meeting, our Board will no longer be divided into three classes. The classification of our Board and the limitations on the ability of our stockholders to remove directors without cause during the period in which the board is classified could discourage a third party from initiating a proxy contest, making a tender offer or otherwise attempting to control us. This temporary classified Board structure is intended to provide better continuity of leadership during GE Vernova’s first years of operation as an independent, publicly held business, versus annually elected directors. We have not yet set the date of the first annual meeting of stockholders to be held following the Spin-Off.

We expect that all directors except Scott Strazik will meet the independence requirements set forth in the listing standards of the Exchange at the time of the Spin-Off.

Committees of the Board

Effective upon the completion of the Spin-Off, our Board will have the following committees, each of which will operate under a written charter that will be posted on our website prior to the Spin-Off.

Audit Committee

The Audit Committee will be responsible for overseeing reports of our financial results, audit reporting, internal controls, and adherence to our code of conduct in compliance with applicable laws and regulations. Concurrent with that responsibility, as set out more fully in the Audit Committee charter, the Audit Committee will perform other functions, including:

•	selecting the independent registered public accounting firm, approving all related fees and compensation, overseeing the work of the independent accountant, and reviewing its selection with the Board;

•	annually preapproving the proposed services to be provided by the accounting firm during the year;

•	reviewing the procedures of the independent registered public accounting firm for ensuring its independence and other qualifications with respect to the services performed for us;

•	assessing transactions with related persons under our related person transactions policy;

•	reviewing any significant changes in accounting principles or developments in accounting practices and the effects of those changes upon our financial reporting;

•	assessing the effectiveness of our internal audit function, which is overseen by the Audit Committee, and overseeing the adequacy of internal controls and risk management processes;

•	assessing our cybersecurity practices at least annually and overseeing associated compliance monitoring;

•	assessing our enterprise risk management practices at least annually and overseeing associated compliance monitoring; and

•

meeting with management prior to each quarterly earnings release and periodically to discuss the appropriate approach to earnings press releases and the type of financial information and earnings guidance to be provided to analysts and rating agencies.

The Audit Committee will have at least three members and will consist entirely of independent directors, each of whom will meet the independence requirements set forth in the listing standards of the Exchange, Rule 10A-3 under the Exchange Act and our Audit Committee charter. Each member of the Audit Committee will be financially literate, and at least one member of the Audit Committee will have accounting and related financial management expertise and satisfy the criteria to be an “audit committee financial expert” under the rules and regulations of the SEC, as those qualifications are interpreted by our Board in its business judgment. Upon completion of the Spin-Off, we expect our Audit Committee will consist of Matthew Harris, Jesus Malave, Paula Rosput Reynolds, and Kim Rucker, with Matthew Harris serving as chair.

Compensation Committee

The Compensation Committee will have responsibility for defining and articulating our overall executive compensation philosophy and key compensation policies, and administering and approving compensation for executive officers. Concurrently with that responsibility, as set out more fully in the Compensation Committee charter, the Compensation Committee will perform other functions, including:

•

reviewing and approving the corporate goals and objectives relevant to the Chief Executive Officer’s compensation, evaluating performance in light of those goals and objectives and, together with the other independent directors, determining and approving the Chief Executive Officer’s compensation based on this evaluation;

•	reviewing our executive officer succession planning;

•	approving, by direct action or through delegation, participation in and all equity awards, grants, and related actions under our various equity plans;

•	overseeing human capital management strategy, and

•	monitoring compliance with stock ownership and clawback guidelines.

Upon completion of the Spin-Off, we expect our Compensation Committee will consist of Arnold Donald, Jesus Malave, and Kim Rucker, with Arnold Donald serving as chair.

Nominating and Governance Committee

The Nominating and Governance Committee will be devoted primarily to the continuing review, definition, and articulation of our governance structure and practices. Concurrently with that responsibility, as set out more fully in the Nominating and Governance Committee charter, the Nominating and Governance Committee will perform other functions, including:

•

leading the search for qualified individuals for election as our directors, including for inclusion in the slate of directors that the Board proposes for election by stockholders at the annual meeting; recommending qualified candidates to the Board for election as directors based on each such candidate’s business or professional experience, the diversity of their background (including gender and racial and ethnic diversity), their talents and perspectives, and the needs of the Board for certain areas of expertise at any given time; reviewing and assessing the independence of each director nominee; and planning for future Board and committee refreshment actions;

•	advising and making recommendations to the Board on all matters concerning directorship practices, and on the function, composition, and duties of the committees of the Board;

•	reviewing our non-management director compensation practices;

•	developing and making recommendations to the Board regarding governance processes and procedures, including a set of governance principles;

•	resolving conflict of interest questions involving a director or an executive officer; and

•	reviewing and considering stockholder proposals and director nominees.

Upon completion of the Spin-Off, we expect our Nominating and Governance Committee will consist of Nicholas Akins, Stephen Angel, and Arnold Donald, with Nicholas Akins serving as chair.

Safety and Sustainability Committee

The Safety and Sustainability Committee will have responsibility for oversight of the Company’s environmental, health, and safety programs, as well as oversight of sustainability matters, including those related to environmental issues and climate change.

Concurrently with that responsibility, as set out more fully in the Safety and Sustainability Committee charter, the Safety and Sustainability Committee will perform other functions, including:

•	overseeing the Company’s environmental, health, and safety programs;

•	overseeing the Company’s sustainability programs, policies, and goals and its progress towards achieving those goals;

•

reviewing and overseeing the Company’s sustainability program initiatives, position on issues of corporate social responsibility, public policy statements, and external sustainability reporting, including the disclosure of climate change risks and opportunities and other ESG issues; and

•	reviewing significant political, legislative, regulatory, and public policy trends in sustainability that could impact the Company’s business operations, performance, and reputation.

Upon completion of the Spin-Off, we expect our Safety and Sustainability Committee will consist of Paula Rosput Reynolds, Nicholas Akins, and Matthew Harris, with Paula Rosput Reynolds serving as chair.

Code of Conduct

Prior to the completion of the Spin-Off, we will adopt a written code of conduct for directors, executive officers, employees, and subsidiaries or controlled affiliates where we own more than 50% of voting rights in similar form and substance to that which GE has in place, which will continue to be named The Spirit & The Letter. The code of conduct will be designed to deter wrongdoing and to promote, among other things:

•	protection of the health and safety of our workforce;

•

honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships and working with suppliers based on lawful and fair practices;

•	protection of client and third-party information in compliance with applicable privacy and data security requirements;

•	compliance with applicable laws, rules, regulations, and recordkeeping requirements;

•	full, fair, accurate, timely, and understandable disclosure in reports filed with regulators and in other public communications; and

•	accountability for adherence to the code of conduct and prompt internal reporting of any possible violation of the code of conduct.

Director Nomination Process

Our initial Board is being selected through a process involving both GE and us. The initial directors who will serve after the Spin-Off will begin their terms at the time of the Spin-Off, with the exception of one independent director who will begin his or her term prior to the date on which “when-issued” trading of our common stock commences and will serve on our Audit Committee, Compensation Committee, and Nominating and Governance Committee.

Governance Principles

The Board will adopt a set of governance principles in connection with the Spin-Off to assist it in guiding our governance practices, which will be regularly reviewed by the Nominating and Governance Committee. These guidelines will cover a number of areas, including Board independence, leadership, composition (including director qualifications and diversity), responsibilities, and operations; director compensation; Chief Executive Officer evaluation and succession planning; Board committees; director orientation and continuing education; director access to management and independent advisers; annual Board and committee evaluations; the Board’s communication policy; and other matters. A copy of our governance principles will be posted on our website.

Communications with Non-Management Members of the Board

After the Spin-Off, stockholders and other interested parties may communicate with the Board, individual directors, the non-management directors as a group, or with the Chair, by sending an email to: board@gevernova.com.

Compensation Committee Interlocks and Insider Participation

None of our executive officers has served as a member of a compensation committee (or if no committee performs that function, a board) of any other entity that has an executive officer serving as a member of our Board.

DIRECTOR COMPENSATION

We expect that our Board will approve an initial director compensation program, pursuant to which each of our non-employee directors will receive an annual director fee and an annual equity award in connection with their services. In addition, each director will be reimbursed for out-of-pocket expenses in connection with his or her services. Treatment of outstanding GE equity-based compensation awards held by GE Vernova non-employee directors in connection with the Spin-Off is described under “The Spin-Off—Treatment of Equity Awards.”

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Introduction

GE Vernova is currently a subsidiary of GE and not an independent public company. Decisions regarding the past compensation of our Chief Executive Officer, Scott Strazik, were made by the Management Development & Compensation Committee of the GE Board of Directors (referred to in this section as the “GE Compensation Committee”) because he served as an executive officer of GE. For our other named executive officers, decisions regarding past compensation were made by GE management or the GE Compensation Committee.

At the time of the Spin-Off, GE Vernova will have executive compensation programs, policies, and practices for its executive officers that are similar to those of GE. After the Spin-Off, the executive compensation programs, policies, and practices for our executive officers will be subject to the review and approval of a compensation committee of the GE Vernova Board (the “GE Vernova Compensation Committee”), which will be formed in connection with the Spin-Off. We expect the executive compensation programs, policies, and practices for our executive officers will align incentives more closely with GE Vernova’s performance, strategic initiatives, industry peers, and the long-term interests of our stockholders, which is expected to help us attract, retain, and motivate highly qualified personnel.

For purposes of this prospectus, the following individuals are referred to as our “named executive officers” or “NEOs” based on their status as individuals who would have been considered executive officers of the GE Vernova business during 2023 as we began to prepare the business for the Spin-Off:

•	Scott Strazik, Chief Executive Officer

•	Kenneth Parks, Chief Financial Officer

•	Maví Zingoni, Chief Executive Officer, Power

•	Rachel Gonzalez, General Counsel

•	Steven Baert, Chief People Officer

Overview of Executive Compensation Program

Compensation Philosophy and Process

The table below describes the key factors the GE Compensation Committee considers when designing pay programs and making compensation decisions. We expect that the GE Vernova Compensation Committee will consider similar factors.

Objective	How the Compensation Program Supports This Philosophy
Drive Accountability and Performance

•  Incentive programs are designed to drive accountability for executing strategy.

•  Annual bonuses are tied to business unit performance for business unit executives or to total company performance for corporate executives; annual equity awards for all executives are based on overall company performance.

•  Target performance levels are set to be challenging and aligned with stockholder interests.

Objective	How the Compensation Program Supports This Philosophy

•  Commensurately more challenging goals are set in association with above-target payout levels.

•  The GE Compensation Committee and the GE Board consider the results of GE’s annual, advisory say-on-pay proposal.

Incentivize Short- and Long-Term Performance

•  The compensation program provides an appropriate mix of compensation elements.

•  Cash payments reward achievement of short-term goals, while equity awards encourage executives to deliver sustained strong results over multi-year performance periods.

•  The GE Compensation Committee has increased the portion of executive compensation delivered in the form of long-term equity incentive compensation, rather than cash, to further align executives with investors’ interests.

Attract and Retain Top Talent

•  The compensation program provides competitive compensation programs that attract and retain talented executives with a strong track record of success, assuring a high performing and stable leadership team to lead the businesses.

•  The GE Compensation Committee continues to monitor market trends and align compensation programs with market where relevant.

No Excessive Risk-Taking

•  Equity awards have specific holding and retention requirements for senior executives, which discourage excessive risk taking by keeping long-term compensation aligned with share price performance even after it is earned.

•  The GE Compensation Committee retains discretion to adjust compensation for quality of performance and adherence to company values, and, in cases of detrimental misconduct, pursuant to GE’s clawback policy.

2023 Compensation Program Components

	Fixed	Performance-Based/At-Risk
	Short-Term Incentive		Long-Term Equity-Based Incentive (generally 3-year vesting)
	Salary	Annual Bonus	PSUs	Options	RSUs
Link to Stockholder Value	Provide base pay level aligned with roles, responsibilities and	Deliver on annual investor framework Serves as key compensation	Focus executives on the achievement of specific financial performance goals	Reward stock price performance over time	Provide for long-term employee retention

Fixed	Performance-Based/At-Risk
Short-Term Incentive		Long-Term Equity-Based Incentive (generally 3-year vesting)
Salary	Annual Bonus	PSUs	Options	RSUs
individual performance to attract and retain top talent	vehicle for differentiating performance each year

directly aligned with operating and strategic plans, and with a relative total shareholder return (“TSR”) modifier based on three-year return from stock price appreciation and dividends

PSUs provide a significant stake in long-term financial success that is aligned with stockholder interests and promote employee retention

Overview of 2023 Incentive Compensation Plans

This section provides an overview of GE’s incentive compensation plans for 2023 in which our named executive officers participated. We expect GE Vernova to provide similar incentive compensation plans, with such changes as determined by the GE Vernova Compensation Committee to align incentives more closely with our performance, strategic initiatives, industry peers, and the long-term interests of our stockholders.

Salary

GE sets base salaries for its executive officers and other employees, including the GE Vernova named executive officers, considering a number of factors, including the scope of responsibilities, the market for talent, leadership skills and values, performance, and length of service.

Annual Bonuses

GE Vernova’s named executive officers were eligible to receive bonuses for fiscal 2023 under the Annual Executive Incentive Plan (“AEIP”). The targets for awards under the AEIP are designed to drive performance.

Metrics for the 2023 AEIP. The GE Compensation Committee sets the performance goals for the AEIP for its executive officers, including Mr. Strazik. The GE Compensation Committee selects metrics to incentivize strong performance across key drivers of long-term value creation, and the metrics also reflect how the businesses are managed internally. In addition, to further align the AEIP with GE’s overarching operational priority of safety, the GE Compensation Committee in 2023 provided for a performance modifier to increase or decrease awards based on achievement of defined safety metrics. The safety performance modifier is determined based on an assessment for each business of the following safety metrics relative to targets set at the beginning of the performance year: injury and illness rates; serious incidents; fatalities; and overall safety culture and progress since the prior year.

Determination of Bonuses for 2023. Following the end of the performance period, performance is assessed against the goals for the prior year. GE generally pays cash bonuses each February or March for the prior performance year. All of our named executive officers were eligible for the 2023 AEIP program with the target bonuses described below. The actual bonus may range between 0% and 160% of target for Mr. Strazik, and between 0% and 200% of target for our other named executive officers. Mr. Strazik’s 2023 bonus is to be based upon the achievement of performance goals for the GE Vernova business of free cash flow (40% weighting), operating profit (40% weighting) and organic revenue growth (20% weighting), plus the safety performance modifier. His target bonus for 2023 was 100% of salary. Mr. Parks, Ms. Zingoni, Ms. Gonzalez and Mr. Baert were eligible to receive a bonus under the AEIP with a target bonus for fiscal year 2023 of 85%, 100%, 85% and 85% of salary, respectively.

Mr. Strazik’s bonus was based upon the achievement of the following performance goals for portions of GE’s business that will become part of the GEV business, in the amount set forth under “Compensation Tables—Summary Compensation Table” below. Individual performance factors were not considered for his bonus determination.

AEIP FINANCIAL PERFORMANCE METRICS	THRESHOLD (50% PAYOUT)	TARGET (100% PAYOUT)	MAXIMUM (150% PAYOUT)	RESULT	WEIGHT	SAFETY PERFORMANCE MODIFIER (+/- 10%)	TOTAL PAYOUT (AS % OF TARGET)
Organic Revenue Growth*	2.3%	5.2%	9.8%	11.4%	20%
Operating Profit ($M)	(600)	0	500	12	40%
Free Cash Flow ($M)*	(650)	0	650	594	40%
						-5%	124%

*

These metrics are non-GAAP financial measures. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures” in this prospectus for further information regarding the determination of non-GAAP financial measures.

The bonus for each of Mr. Parks, Ms. Gonzalez and Mr. Baert was based on achievement of the performance goals shown above for Mr. Strazik, together with an assessment of individual leadership performance. The bonus for Ms. Zingoni was based on achievement of a combination of financial performance and strategic priorities of the portions of the business for which she is the CEO, as well as an assessment of individual leadership performance. The AEIP payout for each of Mr. Parks, Ms. Zingoni, Ms. Gonzalez and Mr. Baert was 124%, 121%, 136% and 136% of target, respectively, in the amounts set forth under “Compensation Tables—Summary Compensation Table” below.

Sign-on Bonuses

We hired several of our named executive officers recently in anticipation of the Spin-Off. In connection with our efforts to hire talented individuals with the experience, knowledge and leadership qualities necessary to make the Spin-Off a success, we made commitments for sign-on cash bonuses to several of these newly hired officers. The individual amounts were determined based on a combination of the position level, the amount of compensation the individual was giving up from a prior employer and internal pay equity considerations. As a result, the offers to each of Mr. Parks, Ms. Zingoni and Mr. Baert provided for a cash sign-on bonus, subject to repayment if the individual resigns within a specified period of time after commencement of employment. The individual sign-on bonus amounts paid during 2023 are set forth under “Executive Compensation Tables—Summary Compensation Table” below. Also see “Executive Compensation Tables—Potential Termination Payments—Employment Agreements and Offer Letters” below.

GE Long-Term Incentive Compensation

As part of GE’s annual compensation program, GE uses a mix of long-term incentive compensation awards: Performance Stock Units (“PSUs”), Restricted Stock Units (“RSUs”), and stock options.

How Equity Award Amounts Are Determined. In determining award amounts, factors considered include each executive’s overall compensation relative to the market for similar talent, the mix of cash versus equity as a percentage of the executive’s overall compensation, the executive’s expected future contribution to the success of the company, and the retentive value of such awards. In 2023, Mr. Strazik’s annual equity incentive awards consisted of a combination of stock options, RSUs and PSUs. Our other named executive officers who received annual equity incentive awards received them in the form of PSUs and RSUs, consistent with their level within the GE organization, and some of our named executive officers received sign-on equity grants in the form of RSUs in recognition of the need to provide additional incentives to encourage high-level executives to join us and give up awards from a prior employer. The equity awards emphasize alignment with stockholders. The individual grants during 2023 are set forth under “Executive Compensation Tables—Grants of Plan-Based Awards” below.

PSUs Align Pay With Performance. GE sees PSUs as a means to focus recipients on particular goals, including long-term operating goals. Consistent with this philosophy, in recent years GE has expanded the number of senior leaders receiving PSU awards, including the GE Vernova named executive officers, to drive greater alignment between these executives and stockholders. PSUs have formulaically determined payouts that are earned only if the specified performance goals are achieved. PSUs reward and retain the recipients by offering them the opportunity to receive stock if the performance goals are achieved and if they are still employed by GE on the date the restrictions lapse.

Stock Options and RSUs Align Pay With Stockholder Interests. GE believes that stock options and RSUs effectively focus recipients on delivering long-term value to stockholders. Options have value only to the extent that the price of GE stock rises between the grant date and the exercise date. RSUs reward and retain the named executive officers by offering them the opportunity to receive GE stock if they are still employed by GE on the date the restrictions lapse. Stock options are not granted by GE to all long-term incentive award recipients, but Mr. Strazik received stock options in 2023 as one of GE’s executive officers.

No Unearned Dividend Equivalents. With respect to PSUs and RSUs, dividend equivalents are accrued during the vesting or performance period and paid out only on shares actually received.

Metrics for 2023 PSUs. The annual PSUs granted in 2023 provided for eligibility for vesting after three years based on a combination of service and performance, with the final amount eligible for vesting between 0% and 175% of the target number of PSUs, depending on performance against the goals. The granted awards provided for performance to be based on the average of three consecutive one-year performance periods, subject to a modification of +/- 20% based on three-year relative TSR of GE versus the S&P 500 Industrials Index. The performance goals for only the 2023 performance period were set at the time of grant (with goals for subsequent periods to be determined later) as set forth below. The 2023 performance period was certified by GE’s compensation committee at the maximum level for the specified financial performance metrics.

2023 Performance Factor	Weight	Threshold*	Target*	Maximum*
GE’s adjusted earnings per share**	50%	$1.20	$1.80	$2.20
GE’s free cash flow ($MM)**	50%	$3,100	$3,800	$4,500

*	Performance below threshold results in no PSUs being earned for the period. Performance between threshold, target, and maximum results in proportional adjustment.
**

This is a non-GAAP metric. Free cash flow includes Cash Flow From Operating Activity plus investments in property, plant and equipment and additions to internal-use software; this metric excludes any cash received from dispositions of property, plant and equipment, in addition to other adjustments. Adjusted earnings per share generally reflects earnings from continuing operations with adjustments.

The GE Compensation Committee chose these operating metrics to incentivize and focus management on both profitability and cash generation, and these continue to be important financial priorities for GE as it executes on its plan to complete the Spin-Off.

Earning of 2021 PSUs. Mr. Strazik’s PSUs granted in 2021 were subject to performance over a period that ended December 31, 2023. These 2021 PSUs performed above the maximum level for the GE adjusted earnings per share and free cash flow performance metrics based on 2021 performance, but remained subject to a +/-20% relative TSR modifier for a period that ended December 31, 2023. The final performance measurement resulted in 163% of target being earned, with vesting of the earned amount in early 2024.

Vesting of 2023 RSUs and Stock Options. The RSUs and stock options granted to the GE Vernova named executive officers in 2023 generally are eligible to vest in two equal installments on the second and third anniversaries of the grant date, except that Mr. Parks’ offer letter provided for a sign-on equity grant of RSUs that vests in three equal annual installments.

Treatment of NEOs’ Long-Term Incentive Compensation Awards in Connection with the Spin-Off

Equity awards held by our named executive officers who will continue with GE Vernova will be treated the same as equity awards held by other employees who will continue with GE Vernova at the time of the Spin-Off, as described under “The Spin-Off—Treatment of Equity Awards.”

Subsequent Events

Go-Forward GE Vernova Compensation Arrangements

The GE Vernova Compensation Committee has not yet been established and therefore has not established a specific set of objectives or principles for our executive compensation program. It is anticipated that after the Spin-Off, the GE Vernova Compensation Committee will establish objectives and principles similar to the objectives and principles that GE maintained for its compensation program in 2023, as described above.

Immediately after the Spin-Off, we expect that the structure of our executive compensation program will be similar to GE’s executive compensation program with such changes as determined by the GE Vernova Compensation Committee. The components of pay for GE Vernova’s executives will include a base salary, an annual performance-based cash bonus opportunity, equity-based awards, and participation in other executive compensation and retirement programs.

GE Vernova generally expects to adopt executive compensation and benefit plans that are similar to those in effect at GE before the Spin-Off. For eligible executives, these will include an annual bonus plan and an executive severance plan, as well as defined contribution and frozen defined benefit retirement plans and supplemental retirement plans. In addition, GE Vernova expects to adopt a GE Vernova Long-Term Incentive Plan, as described below. The eligible participants under these compensation and benefits plans will include our named executive officers who will continue with GE Vernova. We expect the go-forward executive compensation programs, policies and practices for our executive officers will align incentives more closely with GE Vernova’s performance, strategic initiatives, industry peers, and the long-term interests of our stockholders, which is expected to help us attract, retain, and motivate highly-qualified personnel.

GE Vernova Inc. 2024 Long-Term Incentive Plan

It is anticipated that prior to the distribution, GE Vernova will adopt the GE Vernova Inc. 2024 Long-Term Incentive Plan (the “GE Vernova LTIP”), with terms substantially as set forth below. The following discussion is qualified in its entirety by reference to the GE Vernova LTIP.

Share Reserve. The aggregate number of shares of our common stock issuable under the GE Vernova LTIP will be equal to 9% of our common stock, on a fully diluted basis as of the Distribution Date, outstanding as of the Spin-Off. In addition, shares of our common stock subject to awards previously granted under each of the GE Vernova Mirror LTIPs that are canceled, terminated, expire unexercised, forfeited or settled in cash following the effective date of the GE Vernova LTIP (excluding such shares that have been retained or withheld by GE

Vernova in payment or satisfaction of the exercise price, purchase price or tax withholding obligation of such awards) may become available under the GE Vernova LTIP. The number of shares described in this paragraph are subject to adjustment in the event of certain capitalization events.

For purposes of determining the aggregate number of shares of our common stock issued under the GE Vernova LTIP, the following share counting rules will apply:

•	Shares of our common stock issued pursuant to awards will be counted against the limit described above as one share; and

•

Shares subject to awards that have been canceled, terminated, expire unexercised, forfeited or settled in cash (including such shares that have been retained or withheld by GE Vernova in payment or satisfaction of the exercise price, purchase price or tax withholding obligation of such awards) will not be counted against the limit described above.

In addition, shares subject to awards granted in assumption of, or in substitution or exchange for, awards previously granted by an acquired company (“Substitute Awards”) will not be counted against the limit described above. Shares of our common stock issued under the GE Vernova LTIP may be authorized and unissued shares or shares that were reacquired by us, including shares purchased in the open market or in private transactions.

Director Compensation Limits. The aggregate dollar value of equity-based and cash compensation granted under the GE Vernova LTIP or otherwise to any non-employee director (with specified exceptions) will not exceed $750,000 during any calendar year.

Administration. The GE Vernova Compensation Committee will administer the GE Vernova LTIP (the “Administrator”). The Administrator may delegate its authority under the GE Vernova LTIP in accordance with applicable laws. The Administrator will be authorized and empowered under the GE Vernova LTIP to do all things that it determines to be necessary or appropriate in connection with the administration of the GE Vernova LTIP. All decisions, determinations and interpretations by the Administrator regarding the GE Vernova LTIP will be final and binding on all participants and others with rights under the GE Vernova LTIP or any award thereunder.

Eligibility. Employees, officers, non-employee directors and other service providers of GE Vernova or any of its affiliates will be eligible to be granted awards under the GE Vernova LTIP, as determined by the Administrator.

Award Types. The GE Vernova LTIP will permit the grant of stock options, stock appreciation rights (“SARs”), restricted stock, restricted stock units (“RSUs”), performance awards and other stock-based awards.

Stock Options. The Administrator may grant options to purchase our common stock that qualify as “incentive stock options” within the meaning of Section 422 of the Code (“ISOs”), options that do not qualify as ISOs or a combination thereof. The terms and conditions of stock option grants, including the quantity, exercise price, vesting periods, exercise periods and other conditions on exercise, will be determined by the Administrator, subject to any limitations set forth in the GE Vernova LTIP. Subject to limited exceptions for Substitute Awards, the exercise price may not be less than 100% of the fair market value of a share of our common stock on the date of grant, and the exercise period may not exceed 10 years. In the case of ISOs granted to a holder of more than 10% of the total voting power of GE Vernova on the date of grant, the exercise price may not be less than 110% of the fair market value of a share of our common stock on the date of grant, and the exercise period may not exceed five years. The exercise period of a stock option (other than an ISO) will be automatically extended if the holder is prohibited by law or GE Vernova’s insider trading policy from exercising the stock option at the time of its scheduled expiration until the date that is 30 days following the lapse of such prohibition. Dividends or dividend equivalent rights may be paid or granted with respect to stock options to the extent set forth in the participant’s award agreement. The exercise price of a stock option may be paid by such methods as determined by the Administrator, in its sole discretion, including by cash in U.S. dollars, an irrevocable commitment to use the proceeds from a sale of shares issuable under the stock option, delivery of previously owned shares of our common stock or withholding of shares otherwise deliverable upon exercise of the stock option.

Stock Appreciation Rights. The Administrator may grant SARs, which entitle the participant to receive, upon exercise, a payment equal to (i) the excess of the fair market value of a share of our common stock on the exercise date over the exercise price, times (ii) the number of shares of our common stock with respect to which the SAR is exercised, subject to any limitations set forth in the GE Vernova LTIP. Subject to limited exceptions for Substitute Awards, the exercise price for a SAR will be determined by the Administrator in its discretion on the date of grant, but may not be less than 100% of the fair market value of a share of our common stock on the date of grant. Upon exercise of a SAR, payment may be made in cash, shares of our common stock or a combination of cash and shares. SARs must be exercised within a period fixed by the Administrator that may not exceed ten years from the date of grant. Dividends or dividend equivalent rights may be paid or granted with respect to SARs to the extent set forth in the participant’s award agreement.

Restricted Stock and Restricted Stock Units. The Administrator may award restricted stock—shares of our common stock subject to specified restrictions. Restricted stock is subject to forfeiture if the participant does not meet certain conditions such as continued employment and/or satisfaction of performance conditions. The Administrator also may grant RSUs representing the right to receive shares of our common stock (or a cash payment in lieu thereof) following the satisfaction of certain conditions, such as continued employment and/or satisfaction of performance conditions. The terms and conditions of restricted stock and RSUs are determined by the Administrator, subject to any limitations set forth in the GE Vernova LTIP. Any dividends or other distributions paid with respect to restricted stock will be subject to the same restrictions on transferability and vesting conditions as the underlying restricted stock. Shares underlying RSUs may be entitled to dividend equivalents only to the extent set forth in the participant’s award agreement, and any such dividend equivalents will be subject to the same vesting conditions as the underlying RSUs.

Performance Awards. The Administrator may establish performance criteria and the level of achievement versus such criteria that determines the amount of cash or the number of shares of our common stock, stock options, SARs, restricted stock or RSUs to be granted, retained, vested, issued or paid pursuant to a performance award, subject to any limitations set forth in the GE Vernova LTIP.

Other Stock-Based Awards. The Administrator may grant other awards that may be denominated or payable in, valued in whole or in part by reference to, or otherwise based on or related to, the value of our common stock. The terms and conditions of such other stock-based awards are determined by the Administrator, subject to any limitations set forth in the GE Vernova LTIP. Shares underlying other stock-based awards may be entitled to dividend equivalents only to the extent set forth in the participant’s award agreement, and any such dividend equivalents will be subject to the same vesting conditions as the underlying other stock-based award.

No Repricing. Other than in connection with a change in our capitalization, as described below, the Administrator may not, without shareholder approval, reduce the exercise price of any previously awarded stock option or SAR, cancel and re-grant or exchange any underwater stock option or SAR for cash or a new award with a lower (or no) exercise price or take any other action that is treated as a repricing under generally accepted accounting principles.

Transferability of Awards. Unless otherwise permitted by the Administrator, awards under the GE Vernova LTIP may not be sold, transferred for value, pledged, assigned or otherwise alienated or hypothecated by a participant, and each option and SAR will be exercisable only by the participant during his or her lifetime.

Change in Control. In the event of a change in control (as defined in the participant’s award agreement), the Administrator will have discretion to take a number of actions with respect to outstanding awards, including to accelerate vesting or exercisability of awards, to redeem or cash-out awards based on the change in control price (less any applicable exercise price), to cash-out any dividend equivalents, and to make adjustments to awards as it deems appropriate, such as providing for the substitution, assumption or continuation of such awards by any successor or parent company. However, in the event awards are not assumed, continued or substituted in connection with a change in control, such awards will become fully vested and exercisable.

Non-US Awards. For participants employed or performing services outside the United States, the GE Vernova Compensation Committee may modify the provisions of the GE Vernova LTIP or an award (or create sub-plans) as they pertain to such individual to comply with applicable foreign law or to recognize differences in local law, currency or tax policy.

Adjustments. In the event of any corporate event or transaction that results in a change in our capital structure, such as a merger, consolidation, reorganization, recapitalization, liquidation, stock dividend, stock split, reverse stock split or other distribution of stock or property of GE Vernova, the Administrator will make such equitable adjustments with respect to awards and the GE Vernova LTIP, including any adjustments in the maximum number of shares of our common stock subject to the GE Vernova LTIP, the number of shares subject to awards, and the purchase price or exercise price of outstanding awards, without any requirement that adjustments need to be uniform between different awards.

Amendment and Termination. Our Board or its designee may amend, alter, suspend or terminate the GE Vernova LTIP at any time; however, without shareholder approval, such amendment may not increase the number of shares of our common stock that may be granted under the GE Vernova LTIP, reprice outstanding options or SARs or permit the grant of such awards with exercise prices below 100% of the fair market value of a share of our common stock on the date of grant, extend the term of the GE Vernova LTIP, change the class of eligible participants or otherwise include any amendment requiring shareholder approval by laws or the rules of any applicable stock exchange. Unless earlier terminated, the GE Vernova LTIP will remain available for the grant of awards until the 10th anniversary of the date of adoption of the GE Vernova LTIP.

Clawback and Recoupment. If a participant is terminated for cause or has engaged in conduct that breaches an agreement with GE Vernova, results in (or has the potential to cause) material harm financially, reputationally, or otherwise to GE Vernova or would have given rise to a termination for cause, as determined by the GE Vernova Compensation Committee, such participant will forfeit their right to any unvested or unexercised awards under the GE Vernova LTIP and may be required to repay any cash, shares or other property received pursuant to vested and exercised awards under the GE Vernova LTIP, to the extent recovery is permitted by law.

GE Vernova Mirror Long-Term Incentive Plans

It is anticipated that prior to the distribution, GE Vernova will adopt mirror long-term incentive plans (the “GE Vernova Mirror LTIPs”) to assume the converted equity awards, as described under “The Spin-Off—Treatment of Equity Awards.” The aggregate number of shares of our common stock issuable under the GE Vernova Mirror LTIPs will be equal to an amount of our shares sufficient to satisfy the exercise and settlement of such equity awards. The GE Vernova Mirror LTIPs will otherwise contain the same terms and conditions that applied to the original GE award immediately before the Spin-Off, except that performance-vesting conditions, as applicable, will be adjusted to reflect the Spin-Off.

Employee Stock Purchase Plan

It is anticipated that prior to the distribution, GE Vernova will adopt a 2024 Employee Stock Purchase Plan (“ESPP”), with two percent (2%) of our common stock outstanding as of the Spin-Off authorized for issuance under the ESPP. There are no current plans to provide for the immediate opportunity to participate in the ESPP. When GE Vernova elects to make its first offering period under the ESPP, employees of GE Vernova and certain designated subsidiaries will be eligible to invest in our common stock at a specified discount from the fair market value of such common stock via payroll deductions up to an aggregate percentage of their base compensation, as designated by the Compensation Committee. The ESPP will allow for offerings intended to comply with the requirements of Section 423 of the Code (“Section 423 Offerings”) and also for offerings which are not intended to qualify as Section 423 Offerings.

Peer Group and Benchmarking

The GE Compensation Committee uses a peer group for compensation benchmarking purposes for its named executive officers and reviews the peer group each year. In determining the peer group, the GE Compensation Committee considers the following factors:

•	Industry: companies operating in similar or comparable industry spaces and with comparable operational scope.

•	Size: companies that are comparable to GE in terms of revenues, market capitalization and number of employees.

•	Investment Peers: U.S. public companies whose performance is monitored regularly by the same market analysts who monitor GE.

The GE Compensation Committee uses the peer group to assess the pay level of GE executives, pay mix, compensation program design, and pay practices. The peer group is also used as a reference point when assessing individual pay, with pay decisions also supplemented by input from GE’s independent compensation consultant and impacted by internal equity, retention considerations, succession planning, and internal GE dynamics.

We expect that the GE Vernova Compensation Committee will similarly establish a peer group for compensation benchmarking purposes. The GE Vernova peer group is expected to be designed to include companies of comparable size, considering revenue, market capitalization, number of employees, and similar factors. Peers are also expected to include companies which operate in similar or comparable industries and with which GE Vernova is expected to compete for executive talent and investor capital.

Clawbacks and Other Remedies for Potential Misconduct

GE Vernova has a clawback policy in place as required under stock exchange listing rules. In addition, we may maintain other clawback policies on recoupment, whether under the terms of our annual and long-term incentive plans or otherwise, that will allow us to clawback compensation under specified circumstances, as determined by the GE Vernova Compensation Committee as it develops the programs, policies, and practices for our executive officers.

Stock Ownership Guidelines and Hedging and Pledging Restrictions

We expect to adopt stock ownership guidelines for our executive officers in connection with the Spin-Off, together with governance principles relating to hedging and pledging restrictions for our executive officers and directors.

Tax Deductibility of Compensation

The Code generally imposes a $1 million limit on the amount that a public company may deduct for compensation paid to the company’s applicable named executive officers. As a result, we generally expect that compensation paid to our named executive officers in excess of $1 million per year will not be deductible.

Executive Compensation Tables

Summary Compensation Table

The following Summary Compensation Table reflects compensation information for our NEOs for 2023 as known at the time of the filing.

Name & Principal Position	Year	Salary ($)(1)	Bonus ($)(2)	Stock Awards ($)(3)	Option Awards ($)(4)	Non-Equity Incentive Plan Comp.(5)	Change in Pension Value ($)(6)	All Other Comp. ($)(7)	Total ($)
Scott Strazik, Chief Executive Officer	2023	1,208,333	0	2,094,085	1,799,987	1,550,000	607,455	70,587	7,330,447
Kenneth Parks, Chief Financial Officer	2023	225,000	2,000,000	5,245,818	0	236,500	0	182,426	7,889,744
Maví Zingoni, CEO, Power	2023	1,114,111	1,531,633	4,720,501	0	1,348,074	0	163,761	8,878,080
Rachel Gonzalez, General Counsel	2023	675,000	0	2,441,447	0	1,043,460	0	949,160	5,109,067
Steven Baert, Chief People Officer	2023	675,000	250,000	1,743,894	0	1,043,460	0	2,170,095	5,882,449

(1)

Salary. Amounts are pro-rated for individuals who commenced employment during 2023. For Ms. Zingoni, cash compensation was originally paid in Euros and converted for purposes of this presentation at an exchange rate of approximately $1.08 per €1.00, based on the 2023 average noon buying rate certified for customs purposes by the U.S. Federal Reserve Bank of New York set forth in the H.10 statistical release of the Federal Reserve Board.

(2)

Bonus. Amounts in this column reflect sign-on bonuses that have been paid during 2023, which are subject to repayment under the circumstances described under “Potential Termination Payments—Employment Agreements and Offer Letters” below. For the 2023 AEIP, see “Non-Equity Incentive Plan Compensation” below.

(3)

Stock Awards. Aggregate grant date fair value of stock awards in the form of PSUs and RSUs granted in 2023 through the date of this filing. Generally GE valued RSUs using market value on the grant date, and PSUs using market value on the grant date, adjusted using a Monte Carlo simulation to reflect a projected impact of the TSR modifier. Generally, the aggregate grant date fair value is the amount that GE expects to expense for accounting purposes over the vesting schedule of the award and does not correspond to the actual value that the named executive officers will realize from the award. In particular, the actual value of PSUs will depend on actual performance. The amounts in this table for the 2023 PSUs reflect only the portions of the 2023 PSUs tied to performance goals for 2023 which were set at the time of the grant; in accordance with SEC rules, no value was estimable for the remaining portions at the time of the grant and so they are not reflected in this table. In accordance with SEC rules, the aggregate grant date fair value of the portion of the 2023 PSUs reported in this table is calculated based on the most probable outcome of the performance conditions as of the grant date, which was less than maximum performance. If the most probable outcome of the performance conditions on the grant date had been maximum performance, then the grant date fair value of the portion of the 2023 PSUs attributable to the 2023 performance period (that is, one-third of the total granted) would have been as follows: Mr. Strazik $1,531,703, Ms. Zingoni $459,512, Ms. Gonzalez $880,663 and Mr. Baert $629,059. See the “2023 Grants of Plan-Based Awards Table” below for additional information for PSUs and RSUs granted in 2023.

(4)

Option Awards. Aggregate grant date fair value of option awards granted in 2023. These amounts reflect the accounting expense and do not correspond to the actual value that the named executive officers will realize. Generally, GE valued stock options using a Black-Scholes option pricing model. Key assumptions used in the Black-Scholes valuation for stock options granted during 2023 generally include: risk-free rate of 4.2%, dividend yield of 0.38%, expected volatility of 35.83%, and expected lives of 6.9 years. See the “2023 Grants of Plan-Based Awards Table” below for additional information on 2023 grants.

(5)

Non-Equity Incentive Plan Compensation. Amounts in this column reflect amounts earned under the AEIP for 2023. Also see a description of the 2023 AEIP under “Compensation Discussion and Analysis—Overview of 2023 Incentive Compensation Plans” above.

(6)

Change in Pension Value. Year-over-year changes in pension value generally are driven by changes in actuarial pension assumptions as well as increases in service, age, and compensation. See “Pension Benefits” below for additional information.

(7)

All Other Compensation. We provide our named executive officers with other benefits that we believe are reasonable, competitive, and consistent with our overall executive compensation program. The costs of these benefits for 2023, minus any reimbursements by the named executive officers, are shown in the table below.

Name	Life Insurance Premiums ($)(1)	Company Contributions to Retirement Plans ($)(2)	Company Credits to Restoration Plan ($)(3)	Relocation Benefits ($)(4)	Relocation Tax Benefits ($)(5)	Other ($)(6)	Total ($)
Strazik	18,995	13,200	0	0	0	38,392	70,587
Parks	0	8,281	0	137,703	36,442	0	182,426
Zingoni	0	54,282	0	0	0	109,479	163,761
Gonzalez	0	9,900	22,791	748,293	167,049	1127	949,160
Baert	0	9,900	22,791	1,220,213	917,191	0	2,170,095

(1)

Life Insurance Premiums. Taxable payments to cover premiums for universal life insurance policies the named executive officers own. These policies include: (1) Executive Life, which provides universal life insurance policies for the indicated named executive officers totaling up to $3 million in coverage at the time of enrollment and increased 4% annually thereafter; and (2) Leadership Life, which provides universal life insurance policies for the indicated named executive officers with coverage of 2X their annual pay (salary plus most recent bonus). As of January 1, 2018, these plans were closed to new employees and employees who were not already employed at the relevant band level.

(2)

Company Contributions to Defined Contribution Retirement Plans. U.S. participants generally are eligible for contributions under the GE Vernova Retirement Savings Plan, consisting of matching contributions equaling up to 4% of eligible pay and automatic contributions equaling 3% of eligible pay, up to the caps imposed under IRS rules. Ms. Zingoni is eligible for contributions under a local retirement plan in Spain, consisting of contributions up to 10% of eligible pay, up to applicable pay limits, if she elects to participate and makes the required contributions.

(3)

Company Credits to Restoration Plan. Represents credits under the Restoration Plan for U.S. participants, consisting of 7% of their annual earnings, which include base salary and up to one-half of eligible bonus payments, that exceed the IRS-prescribed limit applicable to tax-qualified plans.

(4)

Relocation Benefits. Expenses for relocating the named executive officers and their families in connection with their hiring from outside GE. These benefits allow us to recruit the best executives from all over the world, regardless of where they are based.

(5)	Relocation Tax Benefits. Tax benefits provided in connection with new hire relocations.
(6)

Other. Total amount of other benefits provided, none of which individually exceeded the greater of $25,000 or 10% of the total amount of personal benefits for the named executive, except as otherwise set forth herein. These other benefits included items such as car service fees, car allowance of $17,711 for Ms. Zingoni (and a related tax reimbursement of $15,228 for such benefit), certain expenses associated with the named executives’ and their invited guests’ attendance at sporting events, financial counseling benefits and, for Ms. Zingoni, other benefits (under company policies or local law) for employees in Spain. For Mr. Strazik, includes $32,280 in financial counseling benefits. For Ms. Zingoni, also includes a lump sum payment of $63,491 representing the equivalent of participation in the local retirement plan in Spain for a portion of her employment period.

2023 Grants of Plan-Based Awards Table

The following table shows GE PSUs, RSUs, and stock options granted to our named executive officers in 2023. Each of these awards was approved under GE’s 2022 Long-Term Incentive Plan, a plan approved by GE stockholders. The table also shows potential payouts under the 2023 AEIP. For more information, see the “Compensation Discussion and Analysis” above.

	Grant Date	Approval Date	Type	Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)		Estimated Future Payouts Under Equity Incentive Plan Awards (PSUs) (2)			All Other Stock Awards (#)	All Other Option Awards (#)	Option Exer- cise Price ($)	Grant Date Fair Value ($)(3)
Name				Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)
Strazik			AEIP	1,250,000	(1)	—	—	—	—	—	—	—
	3/1/23	2/9/23	RSU	—	—	—	—	—	14,484	—	—	1,094,121
	3/1/23	2/9/23	PSU	—	—	1,204	12,035	21,061	—	—	—	999,964
	3/1/23	2/9/23	Option	—	—	—	—	—	—	53,587	84.14	1,799,987
Parks			AEIP	190,726	(1)	—	—	—	—	—	—	—
	12/1/23		RSU	—	—	—	—	—	42,823	—	—	5,245,818
Zingoni			AEIP	1,114,111	(1)	—	—	—	—	—	—	—
	2/9/23		RSU	—	—	—	—	—	43,403	—	—	3,506,528
	3/1/23		RSU	—	—	—	—	—	10,863	—	—	914,013
	3/1/23		PSU	—	—	325	3,254	5,695	—	—	—	299,960
Gonzalez			AEIP	765,000	(1)	—	—	—	—	—	—	—
	4/3/23		RSU	—	—	—	—	—	19,172	—	—	1,858,150
	4/3/23		PSU	—	—	531	5,314	9,300	—	—	—	583,297
Baert			AEIP	765,000	(1)	—	—	—	—	—	—	—
	4/3/23		RSU	—	—	—	—	—	13,694	—	—	1,327,222
	4/3/23		PSU	—	—	380	3,796	6,643	—	—	—	416,672

(1)

Estimated Future Payouts Under Non-Equity Incentive Plan Awards. Amounts shown are the target potential payouts under the AEIP for 2023. The payout under the 2023 AEIP can range from zero for below threshold performance to a maximum of 160% of target for Mr. Strazik or a maximum of 200% of target for our other named executive officers. Mr. Parks’ offer letter provides for a pro-rated bonus for 2023. The actual 2023 AEIP payouts for our named executive officers are reported in the Summary Compensation Table. Also see “Compensation Discussion and Analysis—Overview of 2023 Incentive Compensation Plans” above.

(2)

Estimated Future Payouts Under PSUs. Amounts shown are the threshold, target and maximum number of shares that could be earned under PSU awards granted in 2023. The payout of the 2023 PSU awards can range from zero for below threshold performance against both performance measures to a maximum of 175% of target, based on the maximum level of achievement of the performance measures. The amounts in this table reflect the portions of the 2023 PSUs tied to performance goals for 2023 which were set at the time of the grant. As a result, the share numbers for PSUs in this table reflect one-third of the total potential award amounts.

(3)	Grant Date Fair Value of Awards. Generally, the aggregate grant date fair value is the amount that GE expects to expense in its financial statements over the award’s vesting schedule.

•	For stock options, fair value is calculated using the Black-Scholes value of each option on the grant date.

•	For RSUs, fair value generally is calculated based on the market value on the date of grant.

•

For PSUs, the actual value of units received will depend on achievement of the performance goals, as described in the “Compensation Discussion and Analysis” above. Fair value is calculated by multiplying the per unit value of the award by the number of units at target, adjusted to reflect the impact of the relative TSR modifier using a Monte Carlo simulation. Only the portion of the 2023 PSUs tied to performance goals for 2023 (that is, the goals set during 2023) are included in this table because, in accordance with SEC rules, no value was estimable for the remaining portion during 2023 and so they are not included in this table.

2023 Outstanding Equity Awards at Fiscal Year-End Table

The following table shows our named executive officers’ outstanding GE stock and option grants. Where applicable, the number of securities and option exercise prices reported in this table have been adjusted to reflect the treatment of outstanding equity awards in 2023 in connection with the GE HealthCare spin-off effective on January 3, 2023.

		Option Awards				Stock Awards
Name	Grant Date	Number of Shares Underlying Unexercised Options (exercisable) (#)	Number of Shares Underlying Unexercised Options (un-exercisable) (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares That Have Not Vested (RSUs) (#)	Market Value of Shares That Have Not Vested(#)(1)	Number of Unearned Shares That Have Not Vested (PSUs)(#)(1)	Market Value of Unearned Shares That Have Not Vested ($)(1)	Vesting Schedule (2)
Strazik	09/05/2014	11,942	0	163.95	09/05/2024	—	—	—	—	N/A
	09/11/2015	14,330	0	156.76	09/11/2025	—	—	—	—	N/A
	09/30/2016	17,515	0	186.03	09/30/2026	—	—	—	—	N/A
	11/17/2017	18,310	0	114.42	11/17/2027	—	—	—	—	N/A
	01/29/2018	19,902	0	102.27	01/29/2028	—	—	—	—	N/A
	09/03/2020	—	—	—	—	59,044	7,535,786	—	—	100% in 2024
	03/01/2021	—	—	—	—			23,921	3,053,037	100% in 2024
	03/01/2021	—	—	—	—	5,149	657,167	—	—	100% in 2024
	03/01/2021	17,760	17,761	85.67	03/01/2031	—	—	—	—	100% in 2024
	03/01/2022	—	—	—	—	12,632	1,612,222	—	—	50% in 2024 and 2025
	03/01/2022	0	55,133	75.42	03/01/2032	—	—	—	—	50% in 2024 and 2025
	03/01/2023	0	53,587	84.14	03/01/2033	—	—	—	—	50% in 2025 and 2026
	03/01/2023	—	—	—	—	14,484	1,848,593	—	—	50% in 2025 and 2026
	03/01/2023	—	—	—	—	—	—	12,035	1,536,027	100% in 2026
Parks	12/01/2023	—	—	—	—	42,823	5,465,499	—	—	1/3 in 2024, 2025 and 2026
Zingoni	02/09/2023	—	—	—	—	43,403	5,539,525	—	—	50% in 2025 and 2026
	03/01/2023	—	—	—	—	10,863	1,386,445			50% in 2025 and 2026
	03/01/2023	—	—	—	—	—	—	3,254	415,308	100% in 2026
Gonzalez	04/03/2023	—	—	—	—	19,172	2,446,922	—	—	50% in 2025 and 2026
	040/3/2023	—	—	—	—	—	—	5,314	678,226	100% in 2026
Baert	04/03/2023	—	—	—	—	13,694	1,747,765	—	—	50% in 2025 and 2026
	04/03/2023	—	—	—	—	—	—	3,796	484,483	100% in 2026

(1)

The market value of RSUs and PSUs is calculated by multiplying the closing price of GE stock as of December 29, 2023 (the last business day of the fiscal year), which was $127.63, by the number of shares underlying each award. The 2023 PSUs are reported at target and represent only the one-third portion of the grant for which performance goals were set in 2023, as reported in the Summary Compensation Table and the 2023 Grants of Plan-Based Awards Table.

(2)	The following describes the vesting schedules shown in the table:

•	Options vest on the anniversary of the grant date in the years shown in the table. See “—Potential Termination Payments” below regarding other vesting events.

•	RSUs vest on the anniversary of the grant date in the years shown in the table. See “—Potential Termination Payments” below regarding other vesting events.

•

PSUs vest at the beginning of the year indicated when the committee certifies that the performance conditions have been achieved, unless otherwise stated. For further detail on the terms and conditions of the 2023 PSU awards, see “Compensation Discussion and Analysis—GE Long-Term Incentive Compensation” above.

Option Exercises and Stock Vested Table

The following table shows information regarding the number of shares our named executive officers acquired during 2023 upon the exercise of stock options and the vesting of RSUs or PSUs, as applicable.

	Option Awards		Stock Awards (PSUs & RSUs)
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)(1)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(1)
Strazik	209,469	7,097,901	68,377	7,549,416
Parks	0	0	0	0
Zingoni	0	0	0	0
Gonzalez	0	0	0	0
Baert	0	0	0	0

(1)

Amount represents pre-tax value on exercise or vesting, as applicable, based on the market value of GE’s stock on the exercise date or vesting date, as applicable, minus, in the case of exercise of stock options, the exercise price.

Deferred Compensation

Restoration Plan

Our named executive officers in the U.S. who became executives on or after January 1, 2021, accrue benefits under the Restoration Plan instead of under any pension plans. Restoration Plan participants are credited with 7% of their annual earnings, which include base salary and up to one-half of eligible bonus payments, that exceed the IRS-prescribed limit applicable to tax-qualified plans ($330,000 for 2023). The annual credits are notionally invested as elected by the participant in earnings options that mirror the investment options available under the broad-based tax qualified GE Vernova Retirement Savings Plan. Participants may change their election up to 12 times per quarter. GE makes all decisions regarding the earnings options that are offered and the measures for calculating earnings under those options. Earnings are currently credited daily. Participants generally vest in their Restoration Plan accounts after three years of service. Vested amounts under the Restoration Plan are paid in a lump sum, generally in July of the year following the year of the participant’s separation from service.

Nonqualified Deferred Compensation Table

Name	Executive Contributions in Last Fiscal Year ($)	Registrant Contributions in Last Fiscal Year ($)(1)	Aggregate Earnings in Last Fiscal Year ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last Fiscal Year End ($)
Gonzalez	0	22,791	0	0	22,791
Baert	0	22,791	0	0	22,791

These credits under the Restoration Plan were accrued on December 15, 2023 and credited to the participant’s plan balance in January 2024. Such amounts are reported as compensation in the Summary Compensation Table above.

Pension Benefits

Mr. Strazik is our only NEO eligible for benefits under the retirement plans described below.

Pension Plan. The Pension Plan is a funded, broad-based tax-qualified retirement program for U.S.-based employees that is closed to new participants. Effective January 1, 2021, participants with salaried benefits

(including Mr. Strazik) stopped accruing benefits (and making contributions) under this plan. For Mr. Strazik, the plan benefits are based primarily on a formula that provided an annual benefit accrual through 2020 equal to 1.45% of his earnings (base salary and up to one-half of bonus payments) for each year of employment (through 2020) up to a covered compensation amount and 1.9% of his earnings for the year in excess of covered compensation, subject to tax code limitations and plan terms. Mr. Strazik’s benefits under the plan are fully vested. The accumulated benefit is payable after retirement on a monthly basis for life with a guaranteed minimum benefit of five years. In addition, the plan provides for Social Security supplements and spousal joint and survivor annuity options. Mr. Strazik is eligible for retirement at age 60 without any reduction in benefits.

Supplementary Pension Plan. The Supplementary Pension Plan is an unfunded and non-tax-qualified retirement program that is closed to new participants and provides the benefits described below.

Supplementary Pension Benefit. The Supplementary Pension benefit is an annuity benefit above amounts available under the Pension Plan. Effective January 1, 2021, participants (including Mr. Strazik) stopped accruing this benefit. Employees generally must remain continuously employed until age 60 in order to vest in the Supplementary Pension benefit. The annual Supplementary Pension benefit, when combined with certain amounts payable under other pension programs and Social Security, will equal 1.75% of his earnings credited for retirement benefits multiplied by the number of years of credited service (through 2020), up to a maximum of 60% of such earnings credited for retirement benefits. The earnings credited for retirement benefits are his average annual compensation (base salary and bonus) for the highest 36 consecutive months out of the last 120 months prior to December 31, 2020. The Supplementary Pension benefit would be provided to Mr. Strazik after retirement as monthly payments for life (with a guaranteed minimum benefit of five years), and could not be received in a lump sum. The plan also provides for spousal joint and survivor annuity options. Mr. Strazik is eligible for retirement at age 60 without any reduction in benefits.

Executive Retirement Benefit. After the Supplementary Pension benefit stopped accruing, Mr. Strazik began accruing an Executive Retirement Benefit beginning January 1, 2021. The Executive Retirement Benefit for Mr. Strazik’s position equals, for each year of credited service as an officer, 18% of average annual compensation (base salary and bonus) for the highest 36 consecutive months out of the last 120 months prior to retirement. The benefit would be provided after retirement as 10 equal annual installment payments. Mr. Strazik is eligible for retirement at age 60 but would be subject to a reduction in benefits of up to 25% for retirement prior to age 65.

Excess Benefits Plan. The Excess Benefits Plan is an unfunded and non-tax-qualified retirement program that is offered to employees whose benefits under the Pension Plan are limited by certain tax code provisions. Effective January 1, 2021, participants stopped accruing benefits under this plan. Benefits payable under this plan are equal to the amount that would be payable under the terms of the Pension Plan disregarding tax code limitations, minus the amount actually payable under the Pension Plan taking those limitations into account, and are generally payable at the same time and in the same manner as permitted under the Pension Plan.

Pension Benefits Table

The table below shows the present value of the accumulated benefit under each plan as of December 31, 2023.

		Present Value of Accumulated Benefit ($) (2)
Name	Number of Years Credited Service (#) (1)	Pension Plan	Supplementary Pension Benefit	Executive Retirement Benefit	Excess Benefits Plan	Payment During Last Fiscal Year ($)
Strazik	20	616,196	2,863,592	360,870	0	0

(1)

No further accruals of benefits under the Pension Plan and the Supplementary Pension benefit are permitted for service after 2020. For purposes of the Executive Retirement Benefit, Mr. Strazik’s credited service is limited to his service on and after January 1, 2021.

(2)

The accumulated benefit is based on years of service and earnings (base salary and bonus) considered by the plans for the period through December 31, 2023. It also includes the value of contributions made by the executive. For purposes of calculating the present value, we assume that Mr. Strazik will remain in service until the age at which he may retire without any reduction in benefits, which is age 60 for the Pension Plan and the Supplementary Pension benefit and age 65 for the Executive Retirement Benefit. We also assume that benefits are payable under available forms of annuity consistent with assumptions used for annual pension valuations. These assumptions include the statutory discount rate assumption of 5.19% for the GE Pension Plan and 5.17% for the GE Supplementary Pension Plan and GE Excess Benefits Plan. The postretirement mortality assumption used for present value calculations for U.S. beneficiaries is the Pri-2012 Healthy Retiree mortality table projected to 2016, adjusted for GE’s experience and factoring in projected generational improvements.

Potential Termination Payments

In this section, we describe and quantify certain compensation that would have been payable under existing compensation plans and arrangements had one of our named executive officer’s employment terminated on December 31, 2023. For this hypothetical calculation, we have used each executive’s compensation and service levels as of this date (and, where applicable, GE’s closing stock price on December 31, 2023). Because many factors (e.g., the time of year when the event occurs, GE’s stock price, and the executive’s age) could affect the nature and amount of benefits a named executive could potentially receive, any amounts paid or distributed upon a future termination may be different from those shown in the tables below. The amounts shown are in addition to benefits generally available to salaried employees, such as distributions under the GE Vernova Retirement Savings Plan.

Employment Agreements and Offer Letters

The at-will offer letter with Mr. Parks, dated August 21, 2023, provides that Mr. Parks is eligible to receive (i) an annual salary of $900,000, (ii) an annual cash bonus under the AEIP with a target bonus amount equal to 85% of base salary (increasing to 100% of base salary after completion of the Spin-off), (iii) sign-on equity awards with a grant date fair value of $5 million, vesting 1/3 annually over three years, (iv) annual equity awards with a grant date fair value of $3.5 million, (iv) a special cash sign-on bonus of $2,000,000, which is subject to repayment if Mr. Parks resigns prior to the second anniversary of his start date or is found to have engaged in conduct constituting “cause” during his employment and (v) relocation benefits under GE’s U.S. relocation policy. During the term of employment, Mr. Parks will be eligible to participate in employee benefit plans as in effect from time to time.

The local law employment agreement with Ms. Zingoni, dated September 23, 2022, provides that Ms. Zingoni, as an employee located in Spain, is eligible to receive (i) an annual salary of €1,030,000, (ii) an annual cash bonus under the AEIP with a target bonus amount equal to 100% of base salary, (iii) sign-on equity awards with a grant date fair value of $3.5 million, vesting 50% on the second anniversary of grant and 50% on the third anniversary of grant, subject to accelerated vesting upon a termination without “cause” or mutual separation before the applicable vesting date, (iv) annual equity awards with a grant date fair value of $1.8 million, and (v) a special cash sign-on bonus, of which €1,416,000 was to be paid within 30 days of her start date and the remaining €468,000 paid on the first anniversary of her start date, in each case subject to repayment if Ms. Zingoni resigns prior to the first anniversary of her start date or is found to have engaged in conduct constituting “cause” during her employment. In consideration of a post-contractual 12-month noncompetition provision, Ms. Zingoni’s employment agreement provides that she will be entitled to compensation following her termination of employment with a total amount equal to 60% of her gross annual fixed remuneration under the employment agreement, paid monthly following termination and during the enforceability of the non-compete obligation, which, assuming a termination on December 31, 2023, would have an aggregate value of approximately $670,000. In addition, to the extent she is eligible under local law or policy, she may receive a termination benefit of 33 days of pay (generally consisting of salary and bonus) for each year of completed service. See below for the value of accelerated vesting of her equity awards.

The at-will offer letter with Mr. Baert, dated January 12, 2023, provides that Mr. Baert is eligible to receive (i) an annual salary of $900,000, (ii) an annual cash bonus under the AEIP with a target bonus amount equal to 85% of base salary, (iii) for calendar year 2023, equity awards with a grant date fair value of $2.5 million, of which 50% are RSUs and 50% are PSUs, (iv) a special cash sign-on bonus of $250,000, which is subject to repayment if Mr. Baert resigns prior to the first anniversary of his start date or is found to have engaged in conduct constituting “cause” during his employment and (v) relocation benefits under GE’s U.S. relocation policy. During the term of employment, Mr. Baert will be eligible to participate in employee benefit plans as in effect from time to time. The offer letter provides that upon a termination without “cause” or for “good reason”, upon a death or disability, or upon a change in control in which he does not receive a comparable offer, Mr. Baert is entitled to receive severance of (x) a lump sum payment equal to 12 months of base salary; (y) if employed through the first quarter of the year of termination, a pro-rated AEIP payment; and (z) if a termination without cause occurs within one year following his start date, eligibility for relocation benefits. Assuming a qualifying termination on December 31, 2023, Mr. Baert would have been entitled to a severance payment of $900,000 (excluding any AEIP payment).

The at-will offer letter with Ms. Gonzalez, dated February 27, 2023, provides that Ms. Gonzalez is eligible to receive (i) an annual salary of $900,000, (ii) an annual cash bonus under the AEIP with a target bonus amount equal to 85% of base salary (increasing to 100% of base salary after completion of the Spin-Off), (iii) for calendar year 2023, equity awards with a grant date fair value of $3.5 million, of which 50% are RSUs and 50% are PSUs (subject to accelerated vesting in the event that the Spin-Off does not occur on or before December 31, 2024) and (iv) relocation benefits under GE’s U.S. relocation policy. During the term of employment, Ms. Gonzalez will be eligible to participate in employee benefit plans as in effect from time to time. The offer letter provides that upon a termination without “cause” or for “good reason”, upon a death or disability, or upon a change in control in which she does not receive a comparable offer, Ms. Gonzalez is entitled to receive severance of a lump sum payment equal to 12 months of base salary and (if employed through the first quarter of the year of termination) a pro-rated AEIP payment. Assuming a qualifying termination on December 31, 2023, Ms. Gonzalez would have been entitled to a severance payment of $900,000 (excluding any AEIP payment).

For purposes of the above offer letters, “good reason” generally includes any of the following without the officer’s consent: reduction in target compensation; material breach by the company of any material provision of the offer letter or other agreement; or a material, adverse change in title, authority, duties, responsibilities or reporting relationships. For Ms. Gonzalez, “good reason” includes the Spin-Off not occurring on or prior to December 31, 2024.

U.S. Executive Severance Plan

In order to standardize the severance payments available to U.S. executives who are not otherwise subject to an employment agreement providing a different amount, the GE U.S. Executive Severance Plan was adopted effective January 1, 2021. Eligible executives who experience an employer-initiated elimination of position, termination of employment that is not for “cause,” or a change in position, and in any such event who are not offered a “suitable position,” receive between 6 and 18 months of base salary (based on their career band), which is paid in a lump sum. Outplacement services are also provided for the same period. For purposes of this plan, a “suitable position” includes a position that is within the same career band, within 50 miles of the prior job location and would not result in more than a 20% decrease in combined base salary and annual incentive award opportunity. To receive a benefit under the plan, the executive must enter into a separation agreement and release in a form acceptable to GE, which may also include cooperation, confidential information, non-disparagement, non-competition, non-solicitation, and other covenants. Mr. Strazik is eligible to participate under the plan at the 18-month level and, based on employment level within GE, Mr. Parks is eligible at the 12-month level. Assuming a qualifying termination on December 31, 2023, the amount of the severance payment would have been $1,875,000 for Mr. Strazik and $900,000 for Mr. Parks, in each case plus outplacement services.

Under the executive severance plan, the following terms have the meanings set forth below:

•

“Cause” generally means: (i) breach of any confidentiality, non-solicitation, non-competition, or other material provision of an agreement with the company, (ii) conduct that has the potential to cause material harm to the company, (iii) an act of dishonesty, fraud, embezzlement, or theft, (iv) conviction of, or plea of guilty or no contest to, a felony or crime involving moral turpitude, or (v) failure to comply with the company’s policies and procedures.

•

“Suitable position” generally means a position providing at least 80% of the executive’s base salary and annual incentive award opportunity. If the position is with the company, rather than a successor employer in a business disposition or other third party in an outsourcing arrangement, the position must also be within 50 miles of the executive’s job location and in the same career band.

Potential Termination Payments (Equity Awards)

The following table shows the intrinsic value of equity awards that would have vested or become exercisable if the named executive officer’s employment had been terminated for the specified reason on December 31, 2023. Intrinsic value is based upon GE’s stock price on December 29, 2023 (the last business day of the fiscal year), minus the exercise price in the case of stock options. Our named executive officers generally are not entitled to benefits if they leave voluntarily or are terminated for cause (other than benefits already accrued) unless they satisfy the conditions for retirement eligibility.

	Death/Disability(1)		Termination Without Cause(2)	Retirement(3)
Name	Stock Options ($)	RSUs/PSUs ($)	RSUs ($)	Stock Options ($)	RSUs/PSUs ($)
Strazik	5,954,244	19,315,014	—	N/A	N/A
Parks	—	5,465,499	—	N/A	N/A
Zingoni	—	8,172,022	5,539,525	N/A	N/A
Gonzalez	—	4,481,727	—	N/A	N/A
Baert	—	3,201,214	—	N/A	N/A

(1)

Upon death or disability, unvested options, RSUs and PSUs would generally vest, depending on the award terms. Vested options would generally remain exercisable until their expiration date. PSUs would remain subject to the achievement of the performance objectives. For the 2023 PSUs, amounts reflect the full amount of the grant, rather than only the one-third subject to performance goals that were set in 2023 as set forth in other tables, and assume the achievement of applicable performance objectives at the target level. For these purposes, “disability” generally means the executive being unable to perform his or her job.

(2)

See the description of Ms. Zingoni’s offer letter above for treatment on a termination without cause. Excludes vesting of certain equity awards in the event that the executive transfers to a successor employer in a business disposition (not including the Spin-Off).

(3)

Unvested options, RSUs, and PSUs held for at least one year would generally vest, depending on the award terms. Vested options would generally remain exercisable until their expiration date, and PSUs would remain subject to the achievement of the performance objectives. For these purposes, “retirement” generally means reaching the applicable retirement age, defined under the equity plan as age 60 with at least five years of service, unless otherwise provided in an award agreement. None of the NEOs was eligible for “retirement” under the equity plan on December 31, 2023.

Potential Termination Payments (Pension Benefits)

Mr. Strazik is our only named executive officer participating in defined benefit pension plans. The years of credited service and the present value of accumulated benefits are shown under “Pension Benefits” above. The table below shows the pension benefits that would have become payable if Mr. Strazik had died, become disabled, voluntarily terminated, or retired on December 31, 2023. The amounts payable depend on several factors, including employee contributions and the ages of the named executive and surviving spouse.

Name	Lump Sum Upon Death ($)(1)	Annual Benefit Upon Death ($)(2)	Annual Benefit Upon Disability ($)(3)	Annual Benefit Upon Voluntary Termination ($)(4)	Annual Benefit Upon Retirement ($)(5)
Strazik	1,668,064	132,840	594,230	82,106	N/A

(1)

Lump sum payable to the surviving spouse after death. Because Mr. Strazik has more than 15 years of service, the Supplementary Pension benefit is payable in a lump sum based on whichever of the following has a higher value: (1) the 50% survivor annuity that the spouse would have received under this plan if Mr. Strazik had retired at age 60 and elected the spousal 50% joint and survivor annuity option prior to death, or (2) five years of pension distributions under this plan.

(2)

The annual amount is payable for the life of the surviving spouse as the Pension Plan benefit, except that a portion may be payable in 10 annual installments as the Executive Retirement Benefit. Mr. Strazik’s beneficiaries may receive the following Executive Retirement Benefit: 10 equal annual installments of the accrued benefit, reduced by up to 25% for commencement before attaining age 65. Under the Pension Plan, because Mr. Strazik has more than 15 years of service, the benefit is payable either as an annuity, starting when he would have reached age 60 and elected the spousal 50% joint and survivor annuity option prior to death, or an immediate lump-sum payment based on five years of pension distributions, in each case based upon the accrued benefit.

(3)

The annual amount includes the 50% joint and survivor annuity as the Pension Plan and Supplementary Pension benefits, except that a portion may be payable in 10 annual installment payments as the Executive Retirement Benefit, in each case commencing after disability. In the event a disability occurs before age 60, Mr. Strazik, having more than 15 years of service, may receive an annuity payment of accrued Pension and Supplementary Pension benefits, and 10 equal annual installments of his Executive Retirement Benefit.

(4)

The annual amount includes the 50% joint and survivor annuity payable at age 60 under the Pension Plan; this does not include any payments under the Supplementary Pension Plan (either the Supplementary Pension benefit or the Executive Retirement Benefit) because they are forfeited upon voluntary termination before age 60.

(5)	Not eligible to retire.

Potential Termination Payments (Life Insurance Benefits)

For a description of the supplemental life insurance plans that provide coverage to Mr. Strazik, see “Summary Compensation Table—Life Insurance Premiums” above. If he had died on December 31, 2023, the survivors of the named executive officer would have received the following under these arrangements.

Name	Death Benefit ($)(1)
Strazik	4,775,932

(1)

In addition, premiums would continue to be paid in the event of a disability for Executive Life, until the later of age 60 or 15 years in the plan, and under Leadership Life, until the later of age 65 or 10 years in the plan.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

As of the date of this prospectus, GE beneficially owns all of the outstanding shares of our common stock. The following table provides information regarding the anticipated beneficial ownership of our common stock at the time of the Spin-Off by:

•	each of our directors;

•	each of our named executive officers;

•	all of our directors and executive officers as a group; and

•	each of our stockholders whom we believe (based on the assumptions described below) will beneficially own more than 5% of our outstanding common stock.

Except as otherwise noted below, we based the share amounts on each person’s beneficial ownership of GE common stock on February 23, 2024, giving effect to a Spin-Off ratio of one share of our common stock for every four shares of GE common stock.

Except as otherwise noted in the footnotes below, each person or entity identified in the table has sole voting and investment power with respect to the securities beneficially owned.

Immediately following the Spin-Off, we estimate that approximately 272,083,576 shares of our common stock will be issued and outstanding, based on the approximately 1,088,334,304 shares of GE common stock outstanding on January 15, 2024. The actual number of shares of our common stock that will be outstanding following the completion of the Spin-Off will be determined on April 2, 2024.

	Amount and Nature of Beneficial Ownership	Percentage of Class
Directors and Named Executive Officers
Scott Strazik(1)	56,860	*
Kenneth Parks	—	—
Maví Zingoni	—	—
Rachel Gonzalez	—	—
Steven Baert	—	—
Nicholas Akins	25	*
Stephen Angel(2)	2,765	*
Arnold Donald	6	*
Matthew Harris(3)	629	*
Jesus Malave	—	—
Paula Rosput Reynolds(4)	1,525	*
Kim Rucker	—	—

Directors and Executive Officers as a group	61,810	*

Principal Stockholders:
The Vanguard Group(5) 100 Vanguard Blvd. Malvern, PA 19355	22,109,795	8.1%

Capital Research Global Investors(6) 333 South Hope Street, 55th Fl. Los Angeles, CA 90071	20,772,079	7.6%

BlackRock, Inc.(7) 50 Hudson Yards New York, NY 10001	17,404,202	6.4%

	Amount and Nature of Beneficial Ownership	Percentage of Class

FMR LLC(8) 245 Summer Street Boston, MA 02210	16,730,864	6.1%

Capital International Investors(9) 333 South Hope Street, 55th Fl. Los Angeles, CA 90071	13,642,876	5.0%

*	Less than 1%.
(1)

Includes 126,294 vested options to acquire shares of GE common stock, 9,564 shares of GE common stock held in the GE Retirement Savings Plan over which the named individual has voting and investment control and 5,230 shares of GE common stock held in the GE Retirement Savings Plan over which the named individual and his spouse have shared voting and investment control.

(2)

Includes 5,138 shares of GE common stock directly held by the named individual, 1,213 shares of GE common stock held in the Angel Family Charitable Trust over which the named individual exercises voting and investment control, and 4,710 shares of GE common stock held in an IRA account over which the named individual exercises voting and investment control.

(3)	Includes 2,516 shares of GE common stock held in managed accounts over which an investment manager exerts investment control.
(4)

Includes 5,563 shares of GE common stock directly held by the named individual and 537 shares of GE common stock over which the named individual and her spouse have shared voting and investment control.

(5)

Based on the Schedule 13G/A filed with the SEC on February 13, 2024 by The Vanguard Group (“Vanguard”) with respect to GE common stock. Vanguard reported that it had shared voting power over 1,326,088 shares of GE common stock, sole dispositive power over 84,015,366 shares of GE common stock and shared dispositive power over 4,423,813 shares of GE common stock.

(6)

Based on the Schedule 13G/A filed with the SEC on February 9, 2024 by Capital Research Global Investors (“Capital Research”) with respect to GE common stock. Capital Research reported that it had sole voting power over 83,082,853 shares of GE common stock and sole dispositive power over 83,088,317 shares of GE common stock.

(7)

Based on the Schedule 13G/A filed with the SEC on January 29, 2024 by BlackRock, Inc. and certain subsidiaries (“BlackRock”) with respect to GE common stock. BlackRock reported that it had sole voting power over 62,082,061 shares of GE common stock and sole dispositive power over 69,616,808 shares of GE common stock.

(8)

Based on the Schedule 13G/A filed with the SEC on February 9, 2024 by FMR LLC (“Fidelity”) with respect to GE common stock. Fidelity reported that it had sole voting power over 58,040,726 shares of GE common stock and sole dispositive power over 66,923,455 shares of GE common stock.

(9)

Based on the Schedule 13G filed with the SEC on February 9, 2024 by Capital International Investors (“Capital International”) with respect to GE common stock. Capital International reported that it had sole voting power over 54,468,839 shares of GE common stock and sole dispositive power over 54,571,505 shares of GE common stock.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Agreements with GE

In order to govern the ongoing relationships between us and GE after the Spin-Off and to facilitate an orderly transition, we and GE intend to enter into agreements providing for various services and rights following the Spin-Off, and under which we and GE will agree to indemnify each other against certain liabilities arising from our respective businesses. The following summarizes the terms of the material agreements we expect to enter into with GE.

Separation and Distribution Agreement

We intend to enter into a Separation and Distribution Agreement with GE before the Spin-Off. The Separation and Distribution Agreement will set forth our agreements with GE regarding the principal actions to be taken in connection with the Spin-Off. It will also set forth other agreements that govern aspects of our relationship with GE following the Spin-Off.

Credit Support

We will agree to use reasonable best efforts to arrange for the termination or replacement of, and the release of GE and its subsidiaries from, all parent company guarantees, surety bonds, letters of credit, or similar instruments of credit support currently provided by or through GE or any of its subsidiaries for the benefit of us or any of our subsidiaries. We will have substantially similar obligations with respect to certain categories of contracts, consisting primarily of contracts for the sale and delivery of equipment to our customers, which GE or its subsidiaries have entered into for the benefit of us or our subsidiaries. We refer to these obligations collectively as GE credit support.

In preparation for the Spin-Off, we have commenced the process to seek the novation or assignment of these obligations to GE Vernova with a release of GE. We anticipate that this process will accelerate after the disclosure of our financial results for the fiscal year ended December 31, 2023, and an announcement that we have obtained investment grade ratings, assuming we obtain them. We expect a significant amount of such obligations to be novated or assigned to GE Vernova (with a release of GE) after the completion of the Spin-Off.

For the obligations that remain outstanding under GE credit support following the Spin-Off, we will indemnify GE against any amounts paid in connection with such GE credit support. Upon the Spin-Off, we expect RPO and other obligations that relate to GE credit support to be approximately $65 billion, of which approximately $31 billion and $25 billion relates to our Power and Wind segments, respectively, and approximately $20 billion of the total relates to long-term and other service agreements. Of the Power and Wind segment amounts, approximately $15 billion and $14 billion, respectively, are expected to contractually mature within five years. The underlying obligations are predominantly customer contracts that we perform in the course of our business. We have no known instances historically where payments or performance from GE were required under parent company guarantees relating to our customer contracts. In addition, we expect that upon the Spin-Off, we will have obligations under reimbursement and indemnification agreements with banks and insurance companies that have issued trade finance instruments supporting the performance of our subsidiary legal entities (local TFI agreements). To the extent that GE remains liable under any local TFI agreements following the Spin-Off because we were unsuccessful in novating or assigning them (with a release of GE), any outstanding amounts thereunder will be considered GE credit support and would be in addition to the $65 billion. GE’s maximum aggregate exposure under the GE credit support, and hence our indemnification obligations thereunder, cannot be reasonably estimated given the breadth of the portfolio across each of our businesses. Our obligation to indemnify GE is not expected to be significant, primarily due to the low probability of loss to GE.

The Separation and Distribution Agreement further provides that, commencing on January 1, 2025, we will pay a fee to GE based on amounts related to the GE credit support (credit support fee). As discussed in note (o) to the “Unaudited Pro Forma Condensed Combined Financial Statements”, the credit support fee could be up to approximately $25 million on an annual basis for 2025, which is based on the expected contractual maturity of the underlying obligations and assumes no additional novations or assignments (with a release of GE) of any GE credit support to GE Vernova have been completed. We do not anticipate that amounts paid as the credit support fee will be material to our operations and business plans or will affect our ability to obtain and maintain investment grade ratings.

We will be subject to certain restrictions and covenants with respect to contracts underlying GE credit support under which GE or its subsidiaries remain liable, including a prohibition on certain amendments and on any disposition of such contracts (including indirectly through dispositions of our subsidiaries). These provisions may restrict us from extending contracts, or amending contracts in a manner which increases GE’s obligations under, outstanding GE credit support or require us to obtain third-party credit support with respect to such obligations. In addition, so long as obligations remain outstanding under GE credit support, unless GE otherwise consents, it will be a condition to any acquisition or change of control of GE Vernova that the acquiring person have the financial and operational capacity to satisfy those obligations, have unsecured investment grade ratings and agree to be bound by all the same provisions applicable to us under the Separation and Distribution Agreement with respect to the GE credit support, or we or such acquiring person will be required to provide third-party credit support reasonably acceptable to GE with respect to such GE credit support. To the extent any subsidiary becomes a guarantor under our senior credit facility, that subsidiary will be required to guarantee our indemnification obligations under the Separation and Distribution Agreement with respect to the GE credit support.

Transfer of Assets and Assumption of Liabilities

The Separation and Distribution Agreement will identify certain transfers of assets and assumptions of liabilities that are necessary in advance of our separation from GE so that we and GE retain the assets of, and the liabilities associated with, our respective businesses. The Separation and Distribution Agreement will generally provide that the assets comprising our business will consist of those exclusively related to our current or former business and operations (except for intellectual property and real property assets, which are allocated as further described in “—Agreements Governing Intellectual Property” and “—Real Estate Matters Agreement,” respectively) or otherwise allocated to the business through a process of dividing shared assets. The liabilities we will assume in connection with the Spin-Off will generally consist of those related to the assets comprising our business or to the past and future operations of our business, including our locations used in our current operations. The Separation and Distribution Agreement will also provide for the settlement or extinguishment of certain liabilities and other obligations between us and GE.

Reorganization Transactions

The Separation and Distribution Agreement will describe certain actions related to our separation from GE that will occur prior to the Spin-Off, or in limited instances, following the Spin-Off, including the contribution by GE to us of the assets and liabilities that comprise our business.

GE HealthCare Transaction

The Separation and Distribution Agreement will also allocate to us certain of GE’s and GE’s subsidiaries’ rights, interests and obligations under the separation and distribution agreement (the “GE HealthCare Separation and Distribution Agreement”) entered into between GE and GE HealthCare in connection with the GE HealthCare Spin-Off, and any ancillary agreement between GE and GE HealthCare entered into in connection with the GE HealthCare Spin-Off (any “GE HealthCare Ancillary Agreement”). The assigned rights, interests and obligations will generally be those that relate to our business, are necessary for us to exercise rights set forth under the GE HealthCare Separation and Distribution Agreement or any GE HealthCare Ancillary Agreement with respect to assets comprising our business or are otherwise allocated to our business pursuant to the Separation and Distribution Agreement or any ancillary agreement between us and GE entered into in connection with the Spin-Off (any “Ancillary Agreement”). Following the Spin-Off, GE HealthCare will be entitled to demand only from us the satisfaction of any such assigned obligations owed to GE HealthCare under the GE HealthCare Separation and Distribution Agreement or any GE HealthCare Ancillary Agreement. Following the Spin-Off, GE and its subsidiaries will be fully released from all such assigned obligations.

Intercompany Arrangements

All agreements, arrangements, commitments, and understandings, including most intercompany accounts payable or accounts receivable, between us, on the one hand, and GE, on the other hand, will terminate and/or be repaid effective as of the Distribution Date or shortly thereafter, except specified agreements and arrangements that are intended to survive the Spin-Off.

Representations and Warranties

In general, neither we nor GE will make any representations or warranties regarding any assets or liabilities transferred or assumed (including with respect to the sufficiency of assets for the conduct of our business), any notices, consents, or governmental approvals that may be required in connection with these transfers or assumptions, the value or freedom from any lien or other security interest of any assets or liabilities transferred, the absence of any defenses relating to any claim of either party, or the legal sufficiency of any conveyance documents. Except as expressly set forth in the Separation and Distribution Agreement or any Ancillary Agreement, all assets will be transferred on an “as is,” “where is” basis.

Further Assurances

The parties will use reasonable best efforts, subject to the limitations in the Separation and Distribution Agreement, to effect any transfers contemplated by the Separation and Distribution Agreement that have not been consummated prior to the Spin-Off. In addition, the parties will use reasonable best efforts, subject to the limitations in the Separation and Distribution Agreement, to effect any transfer or re-transfer of any asset or liability that was improperly transferred or retained.

The Spin-Off

The Separation and Distribution Agreement will govern GE’s and our respective rights and obligations regarding the proposed Spin-Off. On or prior to the Distribution Date, GE will deliver 100% of the issued and outstanding shares of our common stock to the Distribution Agent. On or as soon as practicable following the Distribution Date, the Distribution Agent will electronically deliver the shares of our common stock to GE stockholders based on the distribution ratio. The GE Board may, in its sole and absolute discretion, determine the Record Date, the Distribution Date, and the terms of the Spin-Off, including the amount of the shares of our common stock it may retain. In addition, GE may, at any time until the Spin-Off, decide to abandon the Spin-Off or modify or change the terms of the Spin-Off.

Conditions

The Separation and Distribution Agreement will also provide that several conditions must be satisfied or, to the extent permitted by law, waived by GE, in its sole and absolute discretion, before the Spin-Off can occur. For further information about these conditions, see “The Spin-Off—Conditions to the Spin-Off.”

Exchange of Information

We and GE will agree to provide each other with information reasonably needed to comply with reporting, disclosure, filing, or other requirements of any national securities exchange or governmental authority, and requested by the other party for use in judicial, regulatory, administrative, and other proceedings or in order to satisfy audit, accounting, litigation, and other similar requirements. We and GE will also agree to use reasonable best efforts to retain such information in accordance with specified record retention policies. Each party will also agree to use its reasonable best efforts to assist the other with its financial reporting and audit obligations.

Termination

The GE Board, in its sole and absolute discretion, may terminate the Separation and Distribution Agreement at any time prior to the Spin-Off.

Release of Claims

We and GE will each agree to release the other and its affiliates, successors, and assigns, and all persons that prior to the Spin-Off have been the other’s stockholders, fiduciaries, directors, trustees, counsel, officers, members, managers, employees, agents, and certain other parties, and their respective heirs, executors, administrators, successors, and assigns, from any and all liabilities, whether at law or in equity (including any right of contribution), whether arising under any contract, by operation of law, or otherwise, existing or arising from any acts or events occurring, or failing to occur, or alleged to have occurred, or to have failed to occur, or any conditions existing or alleged to have existed on or before the Spin-Off, including in connection with the Spin-Off and all other activities to implement the Spin-Off. The releases will not extend to obligations or liabilities under the Separation and Distribution Agreement or any of the other agreements between us and GE entered into in connection with the Spin-Off, to any other agreements between us and GE that remain in effect following the separation pursuant to the Separation and Distribution Agreement or any Ancillary Agreement, or to certain other obligations or liabilities specified in the Separation and Distribution Agreement.

Indemnification

We and GE will each agree to indemnify the other and each of the other’s current and former directors, officers, and employees, and each of the heirs, executors, administrators, successors, and assigns of any of them, against certain liabilities incurred in connection with the Spin-Off and our and GE’s respective businesses. The amount of either GE’s or our indemnification obligations will be reduced by any net insurance proceeds the party being indemnified receives. The Separation and Distribution Agreement will also specify procedures regarding claims subject to indemnification.

Transition Services Agreement

We intend to enter into a Transition Services Agreement pursuant to which GE will provide us, and we will provide GE, with certain specified services for a limited time to ensure an orderly transition following the Spin-Off. The services GE will provide consist of digital technology, human resources, supply chain, finance, and real estate services, among others. The services that we will provide will consist of digital technology, supply chain, treasury and real estate services, among others. The services are generally intended to be provided for a period no longer than two years following the Spin-Off. Either party may terminate the agreement with respect to any service if the other party has failed to perform any of its material obligations and such failure is not cured within thirty (30) days. Either party may, in its capacity as a recipient of services, terminate the agreement with respect to any service for convenience upon ninety (90) days’ prior written notice. The parties may otherwise negotiate mutually agreed reductions in the scope of services provided. The Transition Services Agreement will provide for customary indemnification and limits on liability.

Given the short-term nature of the Transition Services Agreement, we are in the process of increasing our internal capabilities to eliminate reliance on GE for the transition services it will provide us as quickly as possible following the Spin-Off.

Tax Matters Agreement

We intend to enter into a Tax Matters Agreement with GE that will govern the respective rights, responsibilities, and obligations of GE and us after the Spin-Off with respect to all tax matters (including tax liabilities, tax attributes, tax returns, and tax contests).

The Tax Matters Agreement will generally provide that GE will be responsible and will indemnify us for certain U.S. and foreign taxes imposed on a joint return or separate return basis other than certain taxes relating directly or indirectly to the GE Vernova business. We will be responsible and will indemnify GE for certain U.S. and foreign taxes imposed on a joint return or separate return basis relating directly or indirectly to the GE Vernova business. In addition, the Tax Matters Agreement will address the allocation of liability for taxes arising from the disallowance or other reduction of certain tax losses relating to the GE Vernova business and taxes that are incurred as a result of restructuring activities undertaken to effectuate the Spin-Off.

In addition, the Tax Matters Agreement will provide that we will be required to indemnify GE for any taxes (and reasonable expenses) resulting from the failure of the Spin-Off and related internal transactions to qualify for their intended tax treatment under U.S. federal, state, and local income tax law, as well as foreign tax law, where such taxes result from (a) breaches of covenants and representations we make and agree to in connection with such transactions, (b) the application of certain provisions of U.S. federal income tax law to these transactions, or (c) any other action or omission (other than actions expressly required or permitted by the Separation and Distribution Agreement, the Tax Matters Agreement, or other ancillary agreements) we take after the Spin-Off that gives rise to these taxes. GE will have the exclusive right to control the conduct of any audit or contest relating to these taxes, but we will have notification and information rights regarding GE’s conduct of any such audit or contest, to the extent that we could be liable for taxes under the Tax Matters Agreement as a result of such audit or contest.

The Tax Matters Agreement will impose certain restrictions on us and our subsidiaries until the second anniversary of the distribution (including restrictions on share issuances, redemptions or repurchases, mergers or other business combinations, sales of assets and similar transactions) that are designed to address compliance with Section 355 and related provisions of the Code, as well as state, local, and foreign tax law, and are intended to preserve the tax-free nature of the Spin-Off and related transactions. Under the Tax Matters Agreement, we will be subject to these restrictions for two years following the Spin-Off unless GE obtains a private letter ruling from the IRS or we obtain an opinion of counsel, in each case acceptable to GE in its discretion, that the restricted action would not impact the non-recognition treatment of the Spin-Off or other transaction, or unless GE otherwise gives its consent for us to take a restricted action in its discretion. Even if such a private letter ruling or opinion is obtained, or GE does otherwise consent to our taking an otherwise restricted action, we will remain liable to indemnify GE in the event such restricted action gives rise to an otherwise indemnifiable liability. These restrictions may limit our ability to pursue strategic transactions or engage in new businesses or other transactions that may maximize the value of our business, and might discourage or delay a strategic transaction that our stockholders may consider favorable. GE Vernova’s potential indemnification obligation cannot be estimated with certainty because it depends in part on the fair market value of GE Vernova stock distributed in the distribution, as well as the treatment and interaction of the related internal transactions. The potential indemnification obligation may be material.

In addition, the Tax Matters Agreement will assign to us certain rights and obligations of GE under the tax matters agreement GE entered into with GE HealthCare in connection with the GE HealthCare Spin-Off. Under the Tax Matters Agreement, GE will assign to us, and we will assume, GE’s obligation to indemnify GE

HealthCare for certain taxes relating to the GE Vernova business and GE will assign to us certain of its rights to indemnification from GE HealthCare for taxes relating to GE HealthCare’s business.

Employee Matters Agreement

We intend to enter into an Employee Matters Agreement with GE that provides certain protections for our employees and former employees, sets forth general responsibilities related to employee benefit compensation plans, and provides for mutual non-solicitation obligations with respect to employees at the Senior Professional Band level (as defined therein) with customary exemptions.

For example, for at least twelve months after the Spin-Off for U.S. employees (and for longer periods in Canada or as may be required by law), we will continue to provide our employees with at least the same salary/wages and cash incentive compensation opportunities in effect immediately prior to the Spin-Off. During that period, we will also continue to offer employee benefits of comparable aggregate value to those in effect immediately prior to the Spin-Off and recognize prior GE service credit for all employees. In addition, we will recognize prior GE service credit for any employee we hire directly from GE within eighteen months after the Spin-Off and GE will similarly recognize prior service credit for any employee it hires directly from us during that period.

Except as specifically provided in the Employee Matters Agreement, we will generally be responsible for all employment, employee compensation, and employee benefits-related liabilities relating to employees, former employees, and other individuals allocated to us. For these individuals, we will assume certain assets and liabilities with respect to GE’s U.S. and non-U.S. benefit plans (to the extent not previously assumed).

The Employee Matters Agreement incorporates the indemnification provisions contained in the Separation and Distribution Agreement and provides that we will indemnify GE for certain liabilities associated with the failure to comply with our obligations under the Employee Matters Agreement, for any employment liabilities related to employees, former employees, and other individuals allocated to us that cannot be assumed, retained, transferred, or assigned as a matter of law, and for claims related to our adoption or assumption of certain employee benefit and compensation plans, and any future actions that we take with respect to those plans.

Agreements Governing Intellectual Property

Allocation of Intellectual Property

The agreements we will enter into with GE governing intellectual property will provide for us to own (i) certain specified patents and patent applications, trademarks and trademark applications (including for “VERNOVA” on a stand-alone basis), and domain names, (ii) rights in specified proprietary software, and (iii) certain other unregistered intellectual property rights and technology used exclusively or primarily in the GE Vernova business. Any intellectual property and technology that are not allocated to us will be retained by GE.

Intellectual Property Cross License Agreement

We intend to enter into an Intellectual Property Cross License Agreement with GE, pursuant to which GE will grant to us perpetual and irrevocable, non-exclusive, royalty-free licenses to use and exploit certain intellectual property rights (excluding trademarks and domain names) that are currently being used by the GE Vernova business but are being retained by GE. Additionally, GE will retain certain perpetual and irrevocable, non-exclusive, royalty-free rights with respect to certain intellectual property rights (excluding trademarks and domain names) that are currently being used in GE’s retained businesses and are allocated to us.

The field of use for the licenses granted to us will generally be the GE Vernova business as conducted immediately prior to the Spin-Off, with natural extensions and evolutions. The field of use for the rights retained by GE will generally be GE’s retained businesses as conducted immediately prior to the Spin-Off, with natural extensions and evolutions. In addition, GE will grant to us certain rights to use the licensed intellectual property for internal development purposes in all fields in which the GE Vernova business is operating or conducting research and development at the time of the Spin-Off and other government-funded research projects. GE will similarly retain for itself certain rights to use the intellectual property licensed from us to GE for internal development purposes in all field in which GE Aerospace is operating or conducting research and development at the time of the Spin-Off and other government-funded research projects.

GE also will grant to us a perpetual, irrevocable, royalty-free license to use certain patent rights developed at GE’s Global Research Center in any field outside of GE’s retained businesses as conducted immediately prior to the Spin-Off. Such license granted to us is exclusive within the GE Vernova business as conducted immediately prior to the Spin-Off and is otherwise non-exclusive. Additionally, GE will retain a perpetual, irrevocable, royalty-free license to use certain other patent rights developed at GE’s Global Research Center and allocated to us in any field outside of the GE Vernova business as conducted immediately prior to the Spin-Off. Such license retained by GE is exclusive within GE’s retained businesses as conducted immediately prior to the Spin-Off and is otherwise non-exclusive.

The licenses granted to us and the rights retained by GE will generally be transferable with any sale or transfer of an entity or line of business that utilizes the relevant intellectual property, and the transferred license will be limited to the business, products, and services as conducted by the transferred entity or line of business as of the date of the transfer, with natural extensions and evolutions.

Trademark License Agreement

We intend to enter into a Trademark License Agreement, pursuant to which GE will grant to us: (i) an exclusive (except as to GE), fee-bearing license to use certain of GE’s trademarks solely in combination with “VERNOVA” in connection with certain products and services that are exclusive to our business; (ii) non-exclusive, fee-bearing licenses to use certain of GE’s trademarks solely in combination with “VERNOVA” in connection with certain other products and services of our business and (iii) the right to use “GE Vernova” as our business’s trade name. GE will also grant to us the right to use the “GE” brand in connection with certain legal entity names within our corporate structure. The licenses and rights granted will be for an initial ten-year term, which will automatically renew for an unlimited number of successive ten-year renewal terms, unless terminated for certain specified events (e.g., a change of control, bankruptcy event, material breaches, or material adverse impact to the GE brand). In addition, we, but not GE, will have a right to terminate the Trademark License Agreement without cause upon three months’ prior written notice.

Real Estate Matters Agreement

We intend to enter into a Real Estate Matters Agreement with GE that will govern the allocation and transfer of real estate between GE and GE Vernova and the colocation of GE and GE Vernova following the Spin-Off. Certain sites will be transferred from one company to the other in accordance with the Allocation Principles described below and certain sites will be occupied by both GE and GE Vernova employees following the Spin-Off pursuant to a TSA, lease, or sublease. Real estate assets will be predominantly allocated (“Allocation Principles”) based on whether GE or GE Vernova employs a majority of the employees assigned to the applicable property (“Majority Occupant”). For each collocated site, the minority occupant can continue to occupy such site only until the expiration date of (i) two years from the Distribution Date or (ii) the duration of the applicable lease or sublease if longer than two years and if such longer lease or sublease has been reviewed and approved by the parties. The minority occupant will pay its pro-rata share of costs for the occupied site through such expiration date. Except as otherwise agreed by the parties, the Majority Occupant will pay for any alterations or improvements necessary to demise the applicable site, if it elects to so demise such site, in its sole discretion.

Framework Investment Agreement

We intend to enter into a Framework Investment Agreement pursuant to which GE will (a) retain certain existing tax equity investments and certain existing commitments to fund tax equity and tax incentivized investments in

U.S. onshore wind energy related projects that were arranged by our Financial Services business and (b) subject to the satisfaction of certain pre-defined parameters, fund or commit to fund new future U.S. onshore wind tax equity investments for up to two years after the Spin-Off. Without GE’s consent, GE’s total balance sheet assets under this agreement may not exceed $2.0 billion at any given time and GE’s total balance sheet assets plus unfunded commitments under this agreement may not exceed $2.7 billion at any given time. GE expects to sell, transfer or otherwise dispose of all such tax equity and tax incentivized investments to unrelated third parties by the end of 2028. We expect that employees of our Financial Services business will provide investment services to GE with respect to these tax equity and tax incentivized investments, provided that GE retains the right to choose a different provider of these services for such investments at any time. The agreement will also detail the governance, fees and operating structure between GE and us relating to these investments, including deal approval, portfolio monitoring and portfolio wind down.

Policy and Procedures Governing Related Person Transactions

Prior to the completion of the Spin-Off, our Board will establish governance principles, which will include a written policy regarding the review and approval of transactions with related persons. We anticipate that this policy will provide that our independent directors as a group or a committee comprised solely of independent directors (such as our Audit Committee) review each of our transactions involving an amount exceeding $120,000 and in which any “related person” had, has, or will have a direct or indirect material interest, subject to certain specified exceptions. We further anticipate that this policy will include the following standards in assessing transactions with related persons: (i) review the nature of the related person’s interest in the transaction, (ii) identify material transaction terms, including the amount involved and the type of transaction, (iii) determine the importance of the transaction to us and the related person, (iv) determine whether the transaction would impair a director or executive officer’s judgment to act in our best interest, and (v) review any other matters deemed appropriate, including any third-party fairness opinions or other expert reviews obtained in connection with the applicable transaction. A proposed related person transaction will not be approved if the Board determines that the transaction is inconsistent with our interests and the interests of our stockholders. In general, “related persons” are our directors, director nominees, executive officers, and stockholders beneficially owning more than 5% of our outstanding common stock and immediate family members or certain other designated persons.

DESCRIPTION OF OUR CAPITAL STOCK

General

Prior to the Spin-Off, GE, as our sole stockholder, will approve and adopt our certificate of incorporation, and our Board will approve and adopt our bylaws. The following summarizes information concerning our capital stock, including material provisions of our certificate of incorporation, our bylaws, and certain provisions of Delaware law. You are encouraged to read the forms of our certificate of incorporation and our bylaws, which are filed as exhibits to the registration statement on Form S-1 to which this prospectus is a part, for greater detail with respect to these provisions.

Authorized Capital Stock

Immediately following the Spin-Off, our authorized capital stock will consist of 1,000,000,000 shares of common stock, par value $0.01 per share, and 100,000,000 shares of preferred stock, par value $0.01 per share.

Common Stock

Shares Outstanding

Immediately following the Spin-Off, we estimate that approximately 272,083,576 shares of our common stock will be issued and outstanding, based on approximately 1,088,334,304 shares of GE common stock outstanding as of January 15, 2024. The actual number of shares of our common stock outstanding immediately following the Spin-Off will depend on the actual number of shares of GE common stock outstanding on the Record Date, and will reflect any issuance of new shares or exercise of outstanding options pursuant to GE’s equity plans and any repurchases of GE shares by GE pursuant to its common stock repurchase program, in each case on or prior to the Record Date.

Dividends

Holders of shares of our common stock will be entitled to receive dividends when, as and if declared by our Board at its discretion out of funds legally available for that purpose, subject to the preferential rights of any preferred stock that may be outstanding. The timing, declaration, amount, and payment of future dividends will depend on our financial condition, earnings, capital requirements, and debt service obligations, as well as legal requirements, regulatory constraints, industry practice, and other factors that our Board deems relevant. Our Board will make all decisions regarding our payment of dividends from time to time in accordance with applicable law. See “Dividend Policy.”

Voting Rights

The holders of our common stock will be entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders.

Other Rights

Subject to the preferential liquidation rights of any preferred stock that may be outstanding, upon our liquidation, dissolution, or winding-up, the holders of our common stock will be entitled to share ratably in our assets legally available for distribution to our stockholders.

Fully Paid

The issued and outstanding shares of our common stock are fully paid and non-assessable. Any additional shares of common stock that we may issue in the future will also be fully paid and non-assessable. The holders of our common stock will not have preemptive rights or preferential rights to subscribe for shares of our capital stock.

Preferred Stock

Our certificate of incorporation will authorize our Board to designate and issue from time to time one or more series of preferred stock without stockholder approval. Our Board may fix and determine the designations, powers, preferences and relative, participating, optional, or other rights of each series of preferred stock. There are no present plans to issue any shares of preferred stock.

Certain Provisions of Delaware Law, Our Certificate of Incorporation, and Our Bylaws

Certificate of Incorporation and Bylaws

Certain provisions in our proposed certificate of incorporation and our proposed bylaws summarized below may be deemed to have an anti-takeover effect and may delay, deter, or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interests, including attempts that might result in a premium being paid over the market price for the shares held by stockholders. These provisions are intended to enhance the likelihood of continuity and stability in the composition of our Board and in the policies formulated by our Board and to discourage certain types of transactions that may involve an actual or threatened change of control.

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Board Classification. Our certificate of incorporation will provide that, until the conclusion of the fifth annual meeting of stockholders, which we expect to hold in 2029, our Board will be divided into three classes of directors, with each class serving a three-year term beginning and ending in different years than those of the other two classes. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. The directors designated as Class I directors will have terms expiring at the first annual meeting of stockholders following the Spin-Off, which we expect to hold in 2025. The directors designated as Class II directors will have terms expiring at the following year’s annual meeting, which we expect to hold in 2026, and the directors designated as Class III directors will have terms expiring at the following year’s annual meeting, which we expect to hold in 2027. Any director elected at the 2025, 2026, or 2027 annual meeting will belong to the class whose term expires at such annual meeting and will hold office until his or her successor has been duly elected and qualified or until his or her earlier death, resignation, disqualification, or removal. Commencing with the second annual meeting of stockholders, expected to be held in 2026, directors of each class will be elected to hold office for a term of office to expire at the fifth annual meeting of stockholders, expected to be held in 2029. Commencing with the fifth annual meeting of stockholders, expected to be held in 2029, directors of each class will be elected annually and will hold office until the next annual meeting of stockholders and until their respective successors have been duly elected and qualified or until their earlier death, resignation, disqualification, or removal. Effective as of the conclusion of the 2029 annual meeting, our Board will no longer be divided into three classes. The classification of our Board and the limitations on the ability of our stockholders to remove directors without cause during the period in which the board is classified could discourage a third party from initiating a proxy contest, making a tender offer, or otherwise attempting to control us.

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Removal of Directors. Our certificate of incorporation will provide that (i) prior to our Board being declassified as discussed above, our stockholders may remove directors only for cause and (ii) after our Board has been fully declassified, our stockholders may remove directors with or without cause. Removal will require the affirmative vote of holders of at least a majority of the voting power of our outstanding common stock.

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Vacancies. Our certificate of incorporation will provide that any vacancies created on the Board resulting from any increase in the authorized number of directors and any vacancies in the Board resulting from death, retirement, disqualification, resignation, removal from office, or other cause will be filled solely by the affirmative vote of a majority of the remaining directors then in office, even if less than a quorum, or by the sole remaining director. Any director elected to fill a vacancy on our Board will hold office until the expiration of the term of office of the director he or she replaced or until his or her successor is duly elected and qualified.

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Blank Check Preferred Stock. Our certificate of incorporation will authorize our Board to issue, without any further vote or action by the stockholders, up to 100,000,000 shares of preferred stock from time to time in one or more series and, with respect to each such series, to fix the number of shares constituting the series and the designations, powers (including voting powers), preferences, and relative participating, optional, or other rights, if any, and any qualifications, limitations, or restrictions, if any, of the shares of such series. The ability to issue such preferred stock could discourage potential acquisition proposals and could delay or prevent a change in control.

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No Stockholder Action by Written Consent. Our certificate of incorporation will expressly exclude the right of our stockholders to act by written consent. Stockholder action must take place at an annual meeting or at a special meeting of our stockholders.

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Special Stockholder Meetings. Our bylaws will provide that the Board or a stockholder of record who is acting on behalf of one or more beneficial owners who collectively hold at least 25% of our outstanding shares will be able to call a special meeting of stockholders.

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Requirements for Advance Notification of Stockholder Nominations and Proposals. Under our bylaws, stockholders of record will be able to nominate persons for election to our Board or bring other business constituting a proper matter for stockholder action only by providing proper notice to our secretary. In the case of annual meetings, proper notice must be given between 90 and 120 days prior to the first anniversary of the prior year’s annual meeting; however, if (A) the annual meeting is advanced by more than 30 days, or delayed by more than 60 days, from the first anniversary of the prior year’s annual meeting, (B) no annual meeting was held during the prior year, or (C) with respect to the first annual meeting after the Spin-Off, the notice by the stockholder to be timely must be received (1) no earlier than 120 days before such annual meeting and (2) no later than the later of 90 days before such annual meeting and the tenth day after the day on which the notice of such annual meeting was first made by mail or public disclosure. In the case of special meetings, proper notice must be given no earlier than the 120th day prior to the relevant meeting and no later than the later of the 90th day prior to such meeting and the 10th day following the public announcement of the meeting. Such notice must include information specified in the bylaws with respect to each stockholder nominating persons for election to the Board or proposing other business and certain related persons, information with respect to such person’s nominees to the Board (if applicable), and certain representations and undertaking relating to the nomination or proposal, in each case as specified in our bylaws.

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Proxy Access. Our bylaws will allow one or more stockholders (up to 20, collectively), owning at least 3% of our outstanding shares continuously for at least three years, to nominate for election to our Board and to be included in our proxy materials up to the greater of two individuals or 20% of our Board, only by sending proper notice to our secretary.

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Cumulative Voting. The DGCL provides that stockholders are denied the right to cumulate votes in the election of directors unless the Company’s certificate of incorporation provides otherwise. Our certificate of incorporation will not provide for cumulative voting.

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Amendments to Certificate of Incorporation and Bylaws. The DGCL provides that the affirmative vote of holders of a majority of a company’s voting stock then outstanding is required to amend a corporation’s certificate of incorporation, unless the certificate of incorporation specifies a higher threshold. Our certificate of incorporation will not provide for a higher threshold, and as of the Distribution Date we will have only common stock outstanding. The DGCL also provides that a board of directors may be granted authority to amend a corporation’s bylaws if so stated in the corporation’s certificate of incorporation, and our certificate of incorporation will provide that our Board may amend our bylaws. Under Delaware law, stockholders also have the power to amend bylaws, and our certificate of incorporation provides that they may be amended by the affirmative vote of holders of at least a majority of the outstanding shares of capital stock of the Company entitled to vote thereon.

Delaware Takeover Statute

We are subject to Section 203 of the DGCL, which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that such stockholder became an interested stockholder.

Limitation on Liability of Directors and Indemnification of Directors and Officers

Delaware law authorizes corporations to limit or eliminate the personal liability of directors and officers to corporations and their stockholders for monetary damages for breaches of directors’ and officers’ fiduciary duties as directors or officers, as applicable, and our certificate of incorporation will include such an exculpation provision. Our bylaws will include provisions that indemnify, to the fullest extent allowable under the DGCL, the personal liability of directors or officers for monetary damages for actions taken as a director or officer of GE Vernova, or for serving at our request as a director, officer, employee, or agent at another corporation or enterprise, as the case may be. Our bylaws will also provide that we must indemnify and advance expenses to our directors, officers, and employees, subject to our receipt of an undertaking from the indemnified party as may be required under the DGCL.

The limitation of liability and indemnification provisions that will be included in our certificate of incorporation and bylaws, respectively, may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against our directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. However, these provisions will not limit or eliminate our rights, or those of any stockholder, to seek non-monetary relief such as an injunction or rescission in the event of a breach of a director’s duty of care. The provisions will not alter the liability of directors under the federal securities laws. In addition, your investment may be adversely affected to the extent that, in a class action or direct suit, we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. There is currently no pending material litigation or proceeding against any of our directors, officers, or employees for which indemnification is sought.

Exclusive Forum

Our certificate of incorporation will provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery located within the State of Delaware will be the sole and exclusive forum for any derivative action or proceeding brought on our behalf, any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, employee, agent, or stockholder to us or our stockholders, any action asserting a claim arising pursuant to the DGCL, the certificate of incorporation, or the bylaws, or any action asserting a claim governed by the internal affairs doctrine. However, if the Court of Chancery within the State of Delaware lacks jurisdiction over such action, the action may be brought in another court of the State of Delaware or, if no court of the State of Delaware has jurisdiction, then in the United States District Court for the District of Delaware. Additionally, our certificate of incorporation will state that the foregoing provision will not apply to claims arising under the Securities Act, the Exchange Act, or other federal securities laws for which there is exclusive federal or concurrent federal and state jurisdiction. Unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. The exclusive forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers, or stockholders, which may discourage lawsuits with respect to such claims. Our stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder as a result of our exclusive forum provisions.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock will be Equiniti Trust Company, LLC.

Listing

Our common stock has been approved for listing on the New York Stock Exchange, under the ticker symbol “GEV.”

PLAN OF DISTRIBUTION

Following the Spin-Off, the Company is offering participants in the GE Vernova Retirement Savings Plan the opportunity to invest a portion of their plan account balances in up to 12,500,000 shares of GE Vernova common stock in the GE Vernova Stock Fund under the GE Vernova Retirement Savings Plan. This prospectus also relates to an indeterminate number of plan interests to be offered and sold under the GE Vernova Retirement Savings Plan. You may transfer funds deferred under your GE Vernova Retirement Savings Plan account into the GE Vernova Stock Fund in an amount per unit equal to the price paid by the public for each share of our common stock. Our offering under the GE Vernova Retirement Savings Plan is contingent upon the closing of the Spin-Off.

DESCRIPTION OF THE GE VERNOVA RETIREMENT SAVINGS PLAN

Introduction

The GE Vernova Retirement Savings Plan, which will become effective as of the Spin-Off, is a single-employer, tax-qualified plan with a cash or deferred compensation feature established in accordance with the requirements under Section 401(a) and Section 401(k) of the Internal Revenue Code of 1986, as amended (the “Code”). The GE Vernova Retirement Savings Plan is being spun off from the GE Retirement Savings Plan.

GE Vernova intends that the GE Vernova Retirement Savings Plan, in operation, will comply with the requirements under Section 401(a) and Section 401(k) of the Code and the requirements under the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). GE Vernova will adopt any amendments to the GE Vernova Retirement Savings Plan that may be necessary to ensure the continuing qualified status of the GE Vernova Retirement Savings Plan under the Code and applicable Treasury Regulations.

ERISA. The GE Vernova Retirement Savings Plan is an “individual account plan” other than a “money purchase pension plan” within the meaning of ERISA. The fund under which GE Vernova Retirement Savings Plan account balances may be invested in GE Vernova common stock, or the “GE Vernova Stock Fund,” is classified as an “employee stock ownership plan” within the meaning or ERISA. As such, the GE Vernova Retirement Savings Plan is subject to all of the provisions of Title I (Protection of Employee Benefit Rights) and Title II (Amendments to the Code Relating to Retirement Plans) of ERISA, except for the funding requirements contained in Part 3 of Title I of ERISA, which by their terms do not apply to an individual account plan (other than a money purchase plan). The GE Vernova Retirement Savings Plan is not subject to Title IV (Plan Termination Insurance) of ERISA. The funding requirements contained in Title IV of ERISA are not applicable to participants or beneficiaries under the GE Vernova Retirement Savings Plan.

Reference to Full Text of GE Vernova Retirement Savings Plan. The following portions of this prospectus summarize certain provisions of the GE Vernova Retirement Savings Plan. They are not complete and are qualified in their entirety by the full text of the GE Vernova Retirement Savings Plan. Copies of the GE Vernova Retirement Savings Plan are available to all employees by contracting the GE Benefits Center at 1-800-252-5259. You are urged to carefully read the full text of the GE Vernova Retirement Savings Plan.

Eligibility and Participation

If you are a GE Vernova employee working full-time or part-time, you are eligible to participate in the GE Vernova Retirement Savings Plan. As an employee of GE Vernova, you generally do not need to take any action to start participating in the GE Vernova Retirement Savings Plan. If you are a temporary employee, you must complete 90 days of service to be eligible. You will be notified before automatic enrollment becomes effective. Once your enrollment is effective, you will be deemed to have elected to contribute 8% of your pay (or 2% of your pay if you are a union-represented employee). Your contributions (other than Roth contributions) will be on a pre-tax basis until the limits on pre-tax contributions have been reached and on an after-tax basis thereafter (until any other applicable plan limits are reached). Your contributions will be eligible for matching contributions in accordance with normal plan rules. You will be given an opportunity to cancel or change automatic enrollment before any amounts are actually withheld from your pay, including changing the amount and type of your contributions and how they will be invested. You can also make changes after automatic enrollment becomes effective (although contributions that have already been withheld will remain in the plan).

Contributions under the GE Vernova Retirement Savings Plan

Elective Deferrals. GE Vernova Retirement Savings Plan participants are permitted to defer any whole percentage of their Compensation (as defined below) from 1% to 30% of their Compensation, subject to certain restrictions imposed by the Code, and to have that amount contributed to the GE Vernova Retirement Savings Plan on their behalf. Participants may make either traditional 401(k) deferrals (pre-tax) or Roth 401(k) deferrals

(after-tax). Pre-tax deferrals are not subject to income tax until distributed from the GE Vernova Retirement Savings Plan. Roth 401(k) deferrals (and earnings thereon) are subject to income tax at the time of deferral. The Roth 401(k) deferrals (and earnings thereon), however, are not taxed when distributed from the GE Vernova Retirement Savings Plan if certain eligibility requirements are met. For purposes of the GE Vernova Retirement Savings Plan, “Compensation” means the taxable compensation reported on Form W-2 (including annual earnings, vacation pay, overtime, certain commissions), with certain exclusions. In addition, any pre-tax contributions made to the GE Vernova Retirement Savings Plan and pre-tax contributions to a Section 125 cafeteria plan and qualified transportation fringe benefits are included in Compensation. For 2024, the Compensation of each participant taken into account under the GE Vernova Retirement Savings Plan is limited to $345,000. (Limits established by the Internal Revenue Service are subject to increase pursuant to an annual cost-of-living adjustment, as permitted by the Code). Canceling or changing a contribution percentage can be accomplished over the internet at any time.

Catch-up Contributions. Participants who have made the maximum amount of regular before-tax contributions allowed by the GE Vernova Retirement Savings Plan or other legal limits and have attained at least age 50 (or will reach age 50 before the end of the plan year, which is December 31), are also eligible to make an additional catch-up contribution. For 2024, the maximum catch-up contribution is $7,500. Participants may authorize GE Vernova to withhold a specified dollar amount of their Compensation for this purpose.

Non-elective and Employer Matching Contributions. The GE Vernova Retirement Savings Plan provides that GE Vernova shall make non-elective contributions and matching contributions to certain GE Vernova Retirement Savings Plan participants.

Limitations on Contributions

Contribution Limits. For the Plan Year beginning January 1, 2024, the amount of pre-tax contributions and Roth contributions may not exceed $23,000 per calendar year, or $30,500, if a participant is eligible to make catch-up contributions. Contributions in excess of this limit are known as excess deferrals. For participants who defer amounts in excess of this limitation, their gross income for federal income tax purposes will include the excess in the year of the deferral. In addition, unless the excess deferral is distributed before April 15 of the following year, it will be taxed again in the year distributed. Income on the excess deferral distributed by April 15 of the immediately succeeding year will be treated, for federal income tax purposes, as earned and received by you in the tax year in which the contribution is made.

The total amount of contributions that participants make and any employer contributions made on behalf of a participant in one year is limited to the lesser of 100% of compensation or, for 2024, $69,000, or if applicable, $76,500 including catch-up contributions.

Rollovers. Participants may make either a direct or indirect rollover contribution of an eligible rollover distribution from any other qualified retirement plan or a traditional individual retirement arrangement (“IRA”).

Benefits Under the 401(k) Plan

Vesting. At all times, participants have a fully vested, nonforfeitable interest in elective deferral and the employer matching contributions under the GE Vernova Retirement Savings Plan. Participants will vest in the non-elective contributions as described above.

Distribution at Termination of Employment. You (or your beneficiary, in the event of your death) will be entitled to receive a distribution of the vested amounts in your account when your employment terminates for any reason. Your benefit will be equal to the vested balance of your account. You will receive payment of your benefit in a lump sum or in partial distribution. You may be eligible to elect a direct rollover of your distribution to an IRA or another qualified plan to avoid current taxation of your benefit. Upon termination of employment, the GE Vernova Retirement Savings Plan will make involuntary cash-out distributions of vested account balances of $1,000 or less, unless the participant elects a different form of distribution. In determining the value of your vested account balance, the Plan will include rollover contributions. Your required benefit commencement date is the April 1st following the close of the year in which the later occurs: (a) participant attains age 70 1⁄2 if the participant was born before July 1, 1949; age 72 if the participant was born on or after July 1, 1949, and before January 1, 1951; age 73 if the participant was born on or after January 1, 1951, and before January 1, 1960; or age 75 if the participant was born on or after January 1, 1960; or (b) participant retires; provided, however, that effective January 1, 2024, such distribution to a participant during the participant’s lifetime shall not include amounts attributable to Roth contributions.

Distribution prior to Termination of Employment. If you are still actively employed by the Company or any affiliate after you reach age 70 1⁄2, you are eligible (but not required) to elect to receive partial distributions of your GE Vernova Retirement Savings Plan account beginning January 1 following the date you reach age 70 1⁄2.

Distribution after Death of Participant. In the event of your death, the value of your entire account will be payable to your beneficiary. Payment generally must start by December 31 of the year following your year of death. However, if your sole beneficiary is your surviving spouse, your spouse does not have to start payment until December 31 of the year in which you would have reached age 70 1⁄2 (if you were born before July 1, 1949) or age 72 (if you were born after June 30, 1949).

Investment of Contributions and Account Balances

All amounts credited to your accounts under the GE Vernova Retirement Savings Plan will be spun off to the GE Vernova Savings Plan trust (the “Trust”), for which Fidelity acts as the directed trustee. Prior to the effective date of the Spin-Off, you will have been given the opportunity to direct the investment of your account into one or more of the following investment options:

•	State Street U.S. Core Equity Fund

•	State Street Income Fund

•	State Street Custom Short-Term Interest Non-lending Series Fund

•	State Street Custom Government Reserves Non-lending Series Fund

•	GE Common Stock Fund (the GE Common Stock Fund will not be available as an investment option under the GE Vernova Retirement Savings Plan following the Spin-Off)

•	Mercer GE International Equity Fund

•	State Street Institutional Small-Cap Equity Fund

•	BlackRock MSCI ACWI ex-U.S. IMI Index Non-Lendable Fund F

•	Equity Index Non-Lendable Fund F

•	Mid Capitalization Equity Index Non-Lendable Fund F

•	Russell 2000® Index Non-Lendable Fund F

•	U.S. Debt Index Non-Lendable Fund F

•	U.S. Treasury Inflation Protected Securities Non-Lendable Fund F

•	Target Retirement Income Fund

•	2025 Target Retirement Date Fund

•	2030 Target Retirement Date Fund

•	2035 Target Retirement Date Fund

•	2040 Target Retirement Date Fund

•	2045 Target Retirement Date Fund

•	2050 Target Retirement Date Fund

•	2055 Target Retirement Date Fund

•	2060 Target Retirement Date Fund

•	2065 Target Retirement Date Fund

Qualified Default Investment Alternative. For participants who are automatically enrolled in the GE Vernova Retirement Savings Plan, or otherwise fail to direct how their GE Vernova Retirement Savings Plan contributions are to be invested, contribution amounts will be invested in the GE Vernova Retirement Savings Plan’s “qualified default investment alternative” until such time as the participant provides investment direction. The Retirement Saving Plan’s qualified default investment alternative is the “BlackRock Target Retirement Date Funds”. The specific fund selected for a given participant will be the fund which coincides with the target retirement date consistent with the participant’s age.

Following the Spin-Off, the GE Vernova Retirement Savings Plan, effective as of the Spin-Off, will provide that, in addition to the investment options specified above (other than the GE Common Stock Fund), you may direct the trustee, or its representative, to invest all or a portion of your account in the GE Vernova Stock Fund.

Performance History

The following table provides performance data with respect to the above investment funds as of December 31, 2023:

		Total Returns as of December 31
Fund Name	Dec. 31, 2023	1 Year	5 Year	10 Year	Since Inception
State Street U.S. Core Equity Fund	28.85%	28.85%	16.86%	12.02%	11.35%
State Street Income Fund	5.88%	5.88%	1.42%	1.99%	7.02%
State Street Custom Short-Term Interest Non-lending Series Fund (inception 1/3/2023)	n/a	n/a	n/a	n/a	4.39%
State Street Custom Government Reserves Non-lending Series Fund (inception 1/3/2023)	n/a	n/a	n/a	n/a	4.42%
GE Common Stock Fund*	92.12%	92.12%	22.97%	-1.03%	4.24%
Mercer GE International Equity Fund (inception 11/1/2018)	15.78%	15.78%	7.30%	n/a	5.98%
State Street Institutional Small-Cap Equity Fund	14.09%	14.09%	11.33%	8.06%	9.13%
BlackRock MSCI ACWI ex-U.S. IMI Index Non-Lendable Fund F (inception 5/1/2018)	15.62%	15.62%	7.18%	n/a	6.14%
Equity Index Non-Lendable Fund F	15.49%	15.49%	7.38%	n/a	3.50%
Mid Capitalization Equity Index Non-Lendable Fund F	16.40%	16.40%	12.58%	9.24%	11.96%
Russell 2000® Index Non-Lendable Fund F	16.82%	16.82%	9.93%	7.14%	10.45%
U.S. Debt Index Non-Lendable Fund F	5.70%	5.70%	1.10%	1.82%	2.37%
U.S. Treasury Inflation Protected Securities Non-Lendable Fund F	3.87%	3.87%	3.08%	2.38%	2.81%
Target Retirement Income Fund	12.77%	12.77%	6.63%	4.60%	4.87%
2025 Target Retirement Date Fund	13.72%	13.72%	7.71%	6.34%	7.23%
2030 Target Retirement Date Fund	15.97%	15.97%	8.86%	7.02%	7.90%
2035 Target Retirement Date Fund	17.81%	17.81%	9.78%	7.55%	8.41%
2040 Target Retirement Date Fund	19.35%	19.35%	10.47%	7.95%	8.81%
2045 Target Retirement Date Fund	20.57%	20.57%	10.94%	8.19%	9.00%
2050 Target Retirement Date Fund	21.33%	21.33%	11.13%	8.25%	9.05%
2055 Target Retirement Date Fund	21.60%	21.60%	11.17%	8.26%	9.05%
2060 Target Retirement Date Fund (inception 12/31/2014)	21.53%	21.53%	11.16%	n/a	8.46%
2065 Target Retirement Date Fund	21.65%	21.65%	n/a	n/a	14.13%

Description of the Investment Funds

The following is a description of each of the funds:

State Street U.S. Core Equity Fund – The Fund invests at least 80% of its net assets under normal circumstances in equity securities of U.S. companies, such as common and preferred stocks.

State Street Income Fund – The Fund invests at least 80% of its net assets under normal circumstances in debt securities and invests primarily in a variety of investment-grade debt securities and normally has a weighted average effective maturity that is approximately five to ten years, although there is no limitation on the maturities of the instruments in which it may invest.

*

The GE Common Stock Fund will not be an investment option under the GE Vernova Retirement Savings Plan following the Spin-Off. Instead, the GE Vernova Stock Fund will be available as an investment option.

State Street Custom Short-Term Interest Non-lending Series Fund – The Fund invests primarily in a variety of investment-grade debt securities and normally has a weighted average effective maturity that is not more than three years, although there is no limitation on the maturities of the instruments in which it may invest.

State Street Custom Government Reserves Non-lending Series Fund – The Fund invests at least 99.5% of its net assets under normal circumstances in short-term U.S. government securities, cash and/or repurchase agreements that are collateralized by cash or government securities.

GE Common Stock Fund* – The Fund invests at least 98% of its assets in GE common stock, with the remainder held in cash or cash equivalents (for example, through an investment in a money market fund). The GE Common Stock Fund is not actively managed, and the cash portion is maintained solely to provide for the GE Common Stock Fund’s estimated liquidity needs. An investment in the GE Common Stock Fund is measured in units of the GE Common Stock Fund, not shares of GE stock. The GE Common Stock Fund allows you to participate in the performance of GE common stock, both positive and negative, and is subject to the risk of sharp declines in the price of GE stock and extended periods in which the price of GE stock declines or remains depressed.

Mercer GE International Equity Fund – The Fund invests at least 85% of its total assets under normal circumstances in equity securities, such as common and preferred stock, issued by non-U.S. companies representing the small, mid and large capitalization segments across all market sectors, located in the world’s developed and emerging capital markets.

State Street Institutional Small-Cap Equity Fund – The Fund invests at least 80% of its net assets under normal circumstances in equity securities of small-cap companies (those with market capitalizations in the same range as the companies in the Russell 2000® Index), such as common and preferred stocks.

BlackRock MSCI ACWI ex-U.S. IMI Index Non-Lendable Fund F – The Fund employs a “passive management” or indexing investment approach designed to track the performance of the Morgan Stanley Capital International All Country World ex-USA IMI Net Dividend Return Index, which is composed primarily of foreign equity securities of companies in developed and emerging markets outside the U.S.

Equity Index Non-Lendable Fund F – The Fund employs a “passive management” or indexing investment approach designed to track the performance of the S&P 500® Index, which is composed primarily of the large-capitalization sector of the U.S. equity market.

Mid Capitalization Equity Index Non-Lendable Fund F – The Fund employs a “passive management” or indexing investment approach designed to track the performance of the S&P MidCap 400® Index, which is composed primarily of the mid-capitalization sector of the U.S. equity market.

Russell 2000® Index Non-Lendable Fund F – The Fund employs a “passive management” or indexing investment approach designed to track the performance of the Russell 2000® Index, which is composed primarily of the small-capitalization sector of the U.S. equity market.

U.S. Debt Index Non-Lendable Fund F – The Fund employs a “passive management” or indexing investment approach designed to track the performance of the Bloomberg Barclays U.S. Aggregate Bond Index, which is a broad measure of the total U.S. investment-grade bond market.

U.S. Treasury Inflation Protected Securities Non-Lendable Fund F – The Fund employs a “passive management” or indexing investment approach designed to track the performance of the Bloomberg Barclays U.S. Treasury Inflation-Protected Securities Index, which is composed of inflation-protected public obligations of the U.S. Treasury, commonly known as TIPS.

*	Following the Spin-Off, the GE Vernova Stock Fund (described below) will replace the GE Common Stock Fund as an investment option under the GE Vernova Retirement Savings Plan.

Target Retirement Date Income Funds – The Funds are a series of portfolios managed by BlackRock Institutional Trust Company, N.A. each of which is a fund of funds that provides a diversified mix of underlying investments in a single investment option. The Target Retirement Date Funds generally have a year as part of their names (e.g., the 2040 Target Retirement Date Fund). This year is the fund’s target retirement date, or the date that the investor is expected to begin withdrawing money for retirement. The fund’s target retirement date is expected to determine its underlying mix of investments at any point in time. When the target retirement date is far in the future, the investment mix is expected to be more aggressive (up to approximately 99% in equity and equity-like securities). The mix is expected to become more conservative as the target retirement date approaches, reaching approximately 48% in equity and equity-like securities and 52% in fixed income and fixed-income like securities. The Target Retirement Income Fund (the only Target Retirement Date Fund that doesn’t have a year as part of its name) is expected to have the most conservative allocation (approximately 48% in equity and equity-like securities and 52% in fixed income and fixed-income like securities) and that allocation is not expected to change. The actual investment mix of any of the Target Retirement Date Funds (including the Target Retirement Income Fund) may be different than the expected investment mix at any time BlackRock deems it appropriate, based on market conditions or other factors.

An investment in any of the funds listed above is not a deposit of a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency. As with any mutual fund investment, there is always a risk that you may lose money on your investment in any of the funds listed above.

For a discussion of material risks you should consider, see “Risk Factors” beginning on page 25 of this prospectus, and the section of this prospectus called “Notice of Your Rights Concerning Employer Securities” below.

Investors should carefully consider a mutual fund’s investment objectives, risks, charges, and expenses before investing. A prospectus, or summary prospectus if available, containing this and other information can be obtained by contacting the GE Vernova Retirement Savings Plan administrator. Read the prospectus carefully before investing.

Before directing retirement funds to a separate account, investors should carefully consider the investment objectives, risks, charges, and expenses of the separate account as well as their individual risk tolerance, time horizon and goals. For additional information, contact the GE Vernova Retirement Savings Plan administrator.

GE Vernova Stock Fund

Following the Spin-Off, you may, in the manner described earlier, elect to direct the trustee to invest all or a portion of your GE Vernova Retirement Savings Plan account in GE Vernova common stock (other than account balances that are already invested in the GE Vernova Stock Fund as a result of the Spin-Off). Your purchased shares will be held within the GE Vernova Retirement Savings Plan by the GE Vernova Stock Fund. The GE Vernova Stock Fund is neither a mutual fund nor a diversified or managed investment option. Rather, it is merely a recordkeeping mechanism established by the GE Vernova Retirement Savings Plan custodian to track the shares acquired by the participants following the Spin-Off through the GE Vernova Retirement Savings Plan.

Performance of the GE Vernova Stock Fund depends on a number of factors, including the financial condition and profitability of GE Vernova and market conditions for shares of GE Vernova common stock generally.

Investments in the GE Vernova Stock Fund involve special risks related to investments in the shares of GE Vernova common stock. In making a decision to invest all or a part of your account balance in the GE Vernova Stock Fund, you should carefully consider the information set forth in this prospectus under “Notice of Your

Rights Concerning Employer Securities – The Importance of Diversifying Your Retirement Savings.”

For a discussion of material risks you should consider, see “Risk Factors” beginning on page 25 of this prospectus, and the section of this prospectus called “Notice of Your Rights Concerning Employer Securities” below.

An investment in any of the investment options listed above under “Description of the GE Vernova Retirement Savings Plan – Description of the Investment Funds” is not a deposit of a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. As with any investment option, there is always a risk that you may lose money on your investment in any of the investment options listed above.

Administration of the GE Vernova Retirement Savings Plan

The Trustee and Custodian. Fidelity Management Trust Company serves as directed trustee of all the investment funds under the GE Vernova Retirement Savings Plan, including the GE Vernova Stock Fund.

GE Vernova Retirement Savings Plan Administrator. Pursuant to the terms of the GE Vernova Retirement Savings Plan, the GE Vernova Retirement Savings Plan is administered by the GE Vernova Retirement Savings Plan administrator, which is the Benefits Administrative Committee. The address of the GE Vernova Retirement Savings Plan administrator is GE Vernova Inc., Benefits Administrative Committee, 4200 Wildwood Parkway, Atlanta, Georgia 30339-8402 and the telephone number at this address is 1-(800)-432-3450. The GE Vernova Retirement Savings Plan administrator is responsible for the administration of the GE Vernova Retirement Savings Plan, interpretation of the provisions of the GE Vernova Retirement Savings Plan, prescribing procedures for filing applications for benefits, preparation and distribution of information explaining the GE Vernova Retirement Savings Plan, maintenance of GE Vernova Retirement Savings Plan records, books of account and all other data necessary for the proper administration of the GE Vernova Retirement Savings Plan, preparation and filing of all returns and reports relating to the GE Vernova Retirement Savings Plan which are required to be filed with the U.S. Department of Labor and the Internal Revenue Service, and for all disclosures required to be made to participants, beneficiaries and others under Sections 104 and 105 of ERISA.

Reports to Plan Participants. The GE Vernova Retirement Savings Plan administrator will furnish you a statement at least annually showing the balance in your account as of the end of that period, the amount of contributions allocated to your account for that period, and any adjustments to your account to reflect earnings or losses (if any). In addition, you may go online to www.netbenefits.com at any time to review your account balances.

Amendment and Termination

GE Vernova may amend, suspend or terminate the GE Vernova Retirement Savings Plan at any time and for any reason, in its sole discretion.

Merger, Consolidation or Transfer

In the event of the merger or consolidation of the GE Vernova Retirement Savings Plan with another plan, or the transfer of the plan assets to another plan, the GE Vernova Retirement Savings Plan requires that you would, if either the GE Vernova Retirement Savings Plan or the other plan terminates, receive a benefit immediately after the merger, consolidation or transfer which is equal to or greater than the benefit you would have been entitled to receive immediately before the merger, consolidation or transfer, if the GE Vernova Retirement Savings Plan had then terminated.

Federal Income Tax Consequences

The following is a brief summary of the material federal income tax aspects of the GE Vernova Retirement Savings Plan. Participants should not rely on this summary as a complete or definitive description of the material federal income tax consequences relating to the GE Vernova Retirement Savings Plan. Statutory provisions change, as do their interpretations, and their application may vary in individual circumstances. Finally, the consequences under applicable state and local income tax laws may not be the same as under the federal income tax laws. Participants should consult their tax advisor with respect to any distribution from the GE Vernova Retirement Savings Plan and transactions involving the GE Vernova Retirement Savings Plan.

As a “tax-qualified retirement plan,” the Code affords the GE Vernova Retirement Savings Plan special tax treatment, including:

(1) the sponsoring employer is allowed an immediate tax deduction for the amount contributed to the GE Vernova Retirement Savings Plan each year;

(2) participants pay no current income tax on pre-tax amounts contributed by the employer on their behalf; and

(3) earnings of the GE Vernova Retirement Savings Plan are generally tax-deferred (other than earnings in respect of Roth contributions as described above), thereby permitting the tax-free accumulation of income and gains on investments.

The plan will be administered by the Benefits Administrative Committee or its successor to comply with the requirements of the Code as of the applicable effective date of any change in the law. If Ropcor, Inc., a subsidiary of GE Vernova, or its successor receives an adverse determination letter regarding its tax-exempt status from the Internal Revenue Service, all participants would generally recognize income equal to their vested interest in the GE Vernova Retirement Savings Plan, the participants would not be permitted to transfer amounts distributed from the GE Vernova Retirement Savings Plan to an Individual Retirement Account or to another qualified retirement plan, and Ropcor, Inc may be denied certain deductions taken with respect to the GE Vernova Retirement Savings Plan.

Contributions. A participant may make one or more of pre-tax contributions, Roth contributions, and after-tax contributions. Pre-tax contributions are deducted from a participant’s pay before federal and (in most places) state and local income taxes are calculated, so the participant’s taxes are deferred until the money is withdrawn from the plan. IRS rules regulate and limit withdrawals of pre-tax contributions while a participant is working for the Company or any affiliate. There are also other IRS limits on pre-tax contributions that could affect the total amount a participant saves. Roth contributions are deducted from a participant’s pay after taxes are calculated. Roth savings do not reduce a participant’s current tax bill or withholding, but earnings on Roth savings can be distributed free of federal income taxes, as long as the distributions are qualified (after the participant has reached 59 1⁄2 years of age and satisfied a five-year participation rule). IRS rules regulate and limit withdrawals of Roth contributions while a participant is working for the Company or any affiliate. There are also other IRS limits on Roth contributions that could affect the total amount a participant saves. After-tax contributions are deducted from a participant’s pay after taxes are calculated. After-tax savings don’t reduce a participant’s current tax bill or withholding the way pre-tax contributions do but they are not subject to the IRS rules that restrict access to pre-tax and Roth savings.

Lump-Sum Distribution. A distribution from the GE Vernova Retirement Savings Plan to a participant or the beneficiary of a participant will qualify as a lump-sum distribution if it is made within one taxable year, on account of the participant’s death, disability or separation from service, or after the participant attains age 59 1/2, and consists of the balance credited to a participant under the GE Vernova Retirement Savings Plan and all other profit sharing plans, if any, maintained by Ropcor, Inc. or its successor. The federal income tax treatment of a withdrawal or distribution generally depends on two things: (1) whether the money now being paid out was previously taxed and (2) whether a special tax rule applies. Contributions that were not previously taxed are generally considered ordinary taxable income when paid from the plan. This includes a participant’s pre-tax contributions, Company contributions and any rollover contributions if those amounts weren’t previously subject to tax. Contributions that were previously taxed are not taxed again when paid from the plan. This includes a participant’s Roth contributions, after-tax contributions and any rollover contributions that the participant made to the plan that were previously taxed. Earnings from a participant’s plan investments have not been previously taxed and are generally considered ordinary taxable income when paid from the plan, except for qualified Roth distributions and distributions of GE Vernova common stock.

Qualified Roth Distributions. If a lump-sum distribution includes earnings on Roth contributions, the distribution generally will be taxed in the manner described above, except that the total taxable amount may be reduced by the amount of Roth earnings distributed as part of a qualified withdrawal or distribution. A qualified Roth withdrawal or distribution is generally a payment made after the five calendar year period beginning on the first day of the first calendar year in which the participant made Roth contributions to the plan; and after the participant reaches age 59 1⁄2, has a qualifying disability or dies.

GE Vernova Common Stock Included in Lump-Sum Distribution. If a lump-sum distribution includes GE Vernova common stock, the distribution generally will be taxed in the manner described above, except that a participant may have the option of not paying tax on any net unrealized appreciation with respect to GE Vernova common stock, which is the increase in value of GE Vernova Stock Fund units while they are held in a participant’s account (the “Special Rule”). Any gain on a subsequent sale or other taxable disposition of GE Vernova common stock, to the extent of the amount of net unrealized appreciation at the time of distribution, will constitute long-term capital gain, regardless of the holding period of GE Vernova common stock. Conversely, if the GE Vernova Stock Fund depreciates during the period that a participant holds GE Vernova Stock Fund units in his or her account, the participant may be able to recognize a capital loss on any shares of GE Vernova common stock attributable to his or her after-tax or Roth contributions that the participant receives from the plan and then sells. Participants should be aware that switching out of the GE Vernova Stock Fund into another investment is considered to be a sale of GE Vernova Stock Fund units and such participant will not be able to take advantage of the Special Rule.

GE Vernova Common Stock Included in a Non-Lump-Sum Distribution. If a participant receives GE Vernova common stock in a distribution that is not a qualifying lump sum distribution the participant can only elect to have the Special Rule apply to the stock that the participant receives that is attributable to any distributions of after-tax contributions (which does not include distributions of Roth contributions).

Distributions: Rollovers and Direct Transfers to Another Qualified Plan or to an IRA. A participant may roll over virtually all distributions from the GE Vernova Retirement Savings Plan to another qualified plan or to an individual retirement account in accordance with the terms of the other plan or account. Money that a participant rolls over from the GE Vernova Retirement Savings Plan generally won’t be taxed until the participant takes it out of the other plan. However, if a participant rolls over amounts other than Roth contributions and earnings into a Roth IRA, the participant may be subject to current tax.

Notice of Your Rights Concerning Employer Securities

Federal law provides specific rights concerning investments in employer securities. Because you may in the future have investments in GE Vernova common stock under the GE Vernova Retirement Savings Plan, you should take the time to read the following information carefully.

Your Rights Concerning Employer Securities. The GE Vernova Retirement Savings Plan must allow you to elect to move any portion of your account that is invested in the GE Vernova Stock Fund from that investment into other investment alternatives under the GE Vernova Retirement Savings Plan. You may contact Fidelity, the

GE Vernova Retirement Savings Plan’s recordkeeper, for specific information regarding this right, including how to make this election. In deciding whether to exercise this right, you will want to give careful consideration to the information below that describes the importance of diversification. All of the investment options under the GE Vernova Retirement Savings Plan are available to you if you decide to diversify out of your investment in the GE Vernova Stock Fund.

The Importance of Diversifying Your Retirement Savings. To help achieve long-term retirement security, you should give careful consideration to the benefits of a well-balanced and diversified investment portfolio. Spreading your assets among different types of investments can help you achieve a favorable rate of return, while minimizing your overall risk of losing money. This is because market or other economic conditions that cause one category of assets, or one particular security, to perform very well often cause another asset category, or another particular security, to perform poorly. If you invest more than 20% of your retirement savings in any one company or industry, your savings may not be properly diversified. Although diversification is not a guarantee against loss, it is an effective strategy to help you manage investment risk.

In deciding how to invest your retirement savings, you should take into account all of your assets, including any retirement savings outside of the GE Vernova Retirement Savings Plan. No single approach is right for everyone because, among other factors, individuals have different financial goals, different time horizons for meeting their goals, and different tolerance for risk. Therefore, you should carefully consider the rights described here and how these rights affect the amount of money that you invest in the GE Vernova Stock Fund through the GE Vernova Retirement Savings Plan.

It is also important to periodically review your investment portfolio, your investment objectives, and the investment options under the GE Vernova Retirement Savings Plan to help ensure that your retirement savings will meet your retirement goals.

Additional Employee Retirement Income Security Act, as amended, Considerations

As noted above, the GE Vernova Retirement Savings Plan is subject to certain provisions of ERISA, including special provisions relating to control over the GE Vernova Retirement Savings Plan’s assets by participants and beneficiaries. The Retirement Saving Plan’s feature that allows you to direct the investment of your account balances is intended to satisfy the requirements of Section 404(c) of ERISA relating to control over plan assets by a participant or beneficiary. The effect of this is two-fold. First, you will not be deemed a “fiduciary” because of your exercise of investment discretion. Second, no person who otherwise is a fiduciary, such as GE Vernova, the GE Vernova Retirement Savings Plan administrator, or the GE Vernova Retirement Savings Plan’s trustee is liable under the fiduciary responsibility provision of ERISA for any loss which results from your exercise of control over the assets in your GE Vernova Retirement Savings Plan account.

Because you will be entitled to invest all or a portion of your account balance in the GE Vernova Retirement Savings Plan in the GE Vernova Stock Fund, the regulations under Section 404(c) of the ERISA require that the GE Vernova Retirement Savings Plan establish procedures that ensure the confidentiality of your decision to purchase, hold or sell employer securities, except to the extent that disclosure of such information is necessary to comply with federal or state laws not preempted by ERISA. These regulations also require that your exercise of voting and similar rights with respect to GE Vernova common stock under the GE Vernova Stock Fund be conducted in a way that ensures the confidentiality of your exercise of these rights.

Securities and Exchange Commission Reporting and Short-Swing Profit Liability

Section 16 of the Securities Exchange Act of 1934 imposes reporting and liability requirements on officers, directors, and persons beneficially owning more than 10% of public companies, such as GE Vernova. Section 16(a) of the Securities Exchange Act of 1934 requires the filing of reports of beneficial ownership. Within 10 days of becoming an officer, director or person beneficially owning more than 10% of the shares of

GE Vernova, a Form 3 reporting initial beneficial ownership must be filed with the Securities and Exchange Commission. Changes in beneficial ownership, such as purchases, sales and gifts generally must be reported periodically, either on a Form 4 within two business days after the change occurs, or annually on a Form 5 within 45 days after the close of fiscal year of GE Vernova. Discretionary transactions in and beneficial ownership of GE Vernova common stock by officers, directors and persons beneficially owning more than 10% of GE Vernova common stock generally must be reported to the Securities and Exchange Commission by such individuals.

In addition to the reporting requirements described above, Section 16(b) of the Securities Exchange Act of 1934 provides for the recovery by GE Vernova of profits realized by an officer, director or any person beneficially owning more than 10% of GE Vernova common stock resulting from nonexempt purchases and sales of GE Vernova common stock within any six-month period.

The Securities and Exchange Commission has adopted rules that provide exemptions from the profit recovery provisions of Section 16(b) for all transactions in employer securities within an employee benefit plan, provided certain requirements are met. These requirements generally involve restrictions upon the timing of elections to acquire or dispose of employer securities for the accounts of Section 16(b) persons.

Except for distributions of GE Vernova common stock due to death, disability, retirement, termination of employment or under a qualified domestic relations order, persons affected by Section 16(b) are required to hold shares of GE Vernova common stock distributed from the GE Vernova Stock Fund for six months following such distribution and are prohibited from directing additional purchases of GE Vernova common stock for six months after receiving such a distribution.

Financial Information Regarding Plan Assets

Financial information representing the net assets available for GE Vernova Retirement Savings Plan benefits and the change in net assets available for GE Vernova Retirement Savings Plan benefits is available upon written request to the GE Vernova Retirement Savings Plan administrator at the address shown above.

CERTAIN LEGAL MATTERS

Certain legal matters in connection with the offered shares of common stock and plan interests will be passed upon for us by Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York.

EXPERTS

The financial statements of GE Vernova, a business of General Electric Company, as of December 31, 2023 and 2022, and for each of the three years in the period ended December 31, 2023, included in this Prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report. Such financial statements are included in reliance upon the report of such firm given their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a Registration Statement on Form S-1 with the SEC under the Securities Act with respect to the shares of our common stock and plan interests being distributed as contemplated by this prospectus. This prospectus is a part of, and does not contain all the information set forth in, the Registration Statement and the exhibits and schedules to the Registration Statement. For further information with respect to us and our common stock and plan interests, please refer to the Registration Statement, including its other exhibits and schedules. Statements we make in this prospectus relating to any contract or other document are not necessarily complete, and you should refer to the exhibits attached to the Registration Statement for copies of the actual contract or document. You may review a copy of the Registration Statement, including its exhibits and schedules, on the website maintained by the SEC at www.sec.gov. Information contained on any website we refer to in this prospectus does not and will not constitute a part of this prospectus or the Registration Statement on Form S-1.

As a result of the Spin-Off, we became subject to the information and reporting requirements of the Exchange Act on March 8, 2024, and, in accordance with the Exchange Act, we will file periodic reports, proxy statements, and other information with the SEC.

You may request a copy of any of our filings with the SEC at no cost by writing us at the following address:

GE Vernova LLC

58 Charles Street

Cambridge, Massachusetts 02141

Attention: Investor Relations

We intend to furnish holders of our common stock with annual reports containing financial statements prepared in accordance with U.S. GAAP and audited and reported on by an independent registered public accounting firm.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of General Electric Company

Opinion on the Financial Statements

We have audited the accompanying combined statement of financial position of GE Vernova, a business of General Electric Company, (the “Company”) as of December 31, 2023 and 2022, the related combined statements of income (loss), comprehensive income (loss), changes in equity, and cash flows, for each of the three years ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Sales of services—Revenue recognition on certain Power long-term service agreements—Refer to Notes 2 and 9 to the financial statements

Critical Audit Matter Description

The Company enters into long-term service agreements with customers within its Power segment. These agreements require the Company to provide preventative and routine maintenance services, outage services, and stand-by “warranty type” services, which generally range from 5 to 25 years. Revenue for these agreements is recognized using the percentage of completion method, based on costs incurred relative to total estimated costs over the contract term. As part of the revenue recognition process, the Company estimates both customer payments that are expected to be received and costs to perform maintenance services over the contract term. Key assumptions within those estimates that require significant judgment from management include: (a) how the customer will utilize the assets covered over the contract term, (b) the expected timing and extent of future maintenance and outage services, (c) the future cost of materials, labor, and other resources, and (d) forward looking information concerning market conditions.

Given the complexity involved with evaluating the key estimates, which includes significant judgment necessary to estimate future costs, auditing management’s assumptions within the key estimates required a high degree of auditor judgment and extensive audit effort, including the involvement of professionals with specialized skills and industry knowledge.

How the Critical Audit Matter Was Addressed in the Audit

Our auditing procedures over the key estimates and assumptions described above related to the amount and timing of revenue recognition of the long-term service agreements, within the Power segment, included the following, among others:

•	We evaluated management’s risk assessment process through observation of key meetings and processes, including inspection of documentation, addressing contract status and current market conditions.

•

We evaluated the appropriateness and consistency of management’s methods and key assumptions to develop cost estimates, including expected timing and extent of future maintenance and outage services as well as the future cost of materials, labor and other resources, all of which impact contract margin.

•

We tested management’s utilization assumptions for timing and extent of future maintenance and overhaul services projected for the contract term by comparing current estimates to historical information and forward-looking market conditions.

•

We tested management’s process for estimating the timing and amount of costs associated with maintenance, outage, and other major events throughout the contract term, including comparing estimates to historical cost experience, performing a retrospective review, performing analytical procedures, and utilizing specialists to evaluate engineering studies used by the Company to estimate the useful life of capital parts of certain installed equipment.

/s/ DELOITTE & TOUCHE LLP

Boston, Massachusetts

February 15, 2024

We have served as the Company’s auditor since 2022.

GE VERNOVA

A BUSINESS OF GENERAL ELECTRIC COMPANY

COMBINED STATEMENT OF INCOME (LOSS)

For the years ended December 31, ($ in millions)	2023	2022	2021
Sales of equipment	$18,258	$15,819	$18,831
Sales of services	14,981	13,835	14,175
Total revenues	33,239	29,654	33,006
Cost of equipment	18,705	16,972	18,654
Cost of services	9,716	9,224	9,407
Gross profit	4,818	3,458	4,945
Selling, general and administrative expenses	4,845	5,360	4,821
Research and development expenses	896	979	1,008
Operating income (loss)	(923)	(2,881)	(884)
Interest and other financial charges – net	(98)	(151)	(172)
Non-operating benefit income	567	188	159
Other income (expense) – net (Note 17)	324	370	33
Income (loss) before income taxes	(130)	(2,474)	(864)
Provision (benefit) for income taxes (Note 15)	344	248	(140)
Net income (loss)	(474)	(2,722)	(724)
Net loss (income) attributable to noncontrolling interests	36	(14)	91
Net income (loss) attributable to GE Vernova	$(438)	$(2,736)	$(633)

The accompanying notes are an integral part of these combined financial statements.

GE VERNOVA

A BUSINESS OF GENERAL ELECTRIC COMPANY

COMBINED STATEMENT OF COMPREHENSIVE INCOME (LOSS)

For the years ended December 31, ($ in millions)	2023	2022	2021
Net income (loss) attributable to GE Vernova	$(438)	$(2,736)	$(633)
Net loss (income) attributable to noncontrolling interests	36	(14)	91
Net income (loss)	$(474)	$(2,722)	$(724)
Other comprehensive income (loss):
Currency translation adjustments – net of taxes	114	(254)	(110)
Benefit plans – net of taxes	640	78	720
Cash flow hedges – net of taxes	69	(22)	52
Other comprehensive income (loss)	$823	$(198)	$662
Comprehensive income (loss)	$349	$(2,920)	$(62)
Comprehensive loss (income) attributable to noncontrolling interests	34	(16)	86
Comprehensive income (loss) attributable to GE Vernova	$383	$(2,936)	$24

The accompanying notes are an integral part of these combined financial statements.

GE VERNOVA

A BUSINESS OF GENERAL ELECTRIC COMPANY

COMBINED STATEMENT OF FINANCIAL POSITION

As of December 31, ($ in millions)	2023	2022
Cash, cash equivalents and restricted cash	$1,551	$2,067
Current receivables – net (Note 4)	7,409	6,500
Due from related parties (Note 22)	80	114
Inventories, including deferred inventory costs (Note 5)	8,253	7,893
Current contract assets (Note 9)	8,339	8,183
All other current assets (Note 10)	352	324
Assets of business held for sale (Note 3)	1,444	820
Current assets	27,428	25,901
Property, plant and equipment – net (Note 6)	5,228	5,105
Goodwill (Note 8)	4,437	4,164
Intangible assets – net (Note 8)	1,042	1,174
Contract and other deferred assets (Note 9)	621	744
Equity method investments (Note 11)	3,555	3,685
Deferred income taxes (Note 15)	1,582	1,601
All other assets (Note 10)	2,228	2,097
Total assets	$46,121	$44,471
Accounts payable and equipment project payables (Note 12)	$7,900	$8,353
Due to related parties (Note 22)	532	575
Contract liabilities and deferred income (Note 9)	15,074	11,840
All other current liabilities (Note 14)	4,352	3,713
Liabilities of business held for sale (Note 3)	1,448	1,561
Current liabilities	29,306	26,042
Deferred income taxes (Note 15)	382	449
Noncurrent compensation and benefits	3,273	1,247
All other liabilities (Note 14)	4,780	5,126
Total liabilities	37,741	32,864
Commitments and contingencies (Note 20)
Net parent investment	8,051	12,106
Accumulated other comprehensive income (loss) – net attributable to GE Vernova (Note 16)	(635)	(1,456)
Total equity attributable to GE Vernova	7,416	10,650
Noncontrolling interests	964	957
Total equity	8,380	11,607
Total liabilities and equity	$46,121	$44,471

The accompanying notes are an integral part of these combined financial statements.

GE VERNOVA

A BUSINESS OF GENERAL ELECTRIC COMPANY

COMBINED STATEMENT OF CASH FLOWS

For the years ended December 31, ($ in millions)	2023	2022	2021
Net income (loss)	$(474)	$(2,722)	$(724)
Adjustments to reconcile net income (loss) to cash from (used for) operating activities
Depreciation and amortization of property, plant and equipment (Note 6)	724	779	767
Amortization of intangible assets (Note 8)	240	1,018	409
Principal pension plans – net (Note 13)	(405)	—	—
Other postretirement benefit plans – net (Note 13)	(313)	(206)	(500)
Provision (benefit) for income taxes (Note 15)	344	248	(140)
Cash recovered (paid) during the year for income taxes	(2)	(91)	(209)
Changes in operating working capital:
Decrease (increase) in current receivables	(837)	(870)	(1,283)
Decrease (increase) in due from related parties	(2)	(4)	4
Decrease (increase) in inventories, including deferred inventory costs	(240)	(949)	400
Decrease (increase) in current contract assets	113	353	(162)
Increase (decrease) in accounts payable and equipment project payables	(663)	643	63
Increase (decrease) in due to related parties	(53)	124	201
Increase (decrease) in contract liabilities and current deferred income	2,812	1,282	(495)
All other operating activities	(58)	281	9
Cash from (used for) operating activities	1,186	(114)	(1,660)
Additions to property, plant and equipment and internal-use software	(744)	(513)	(577)
Dispositions of property, plant and equipment	60	53	69
Purchases of and contributions to equity method investments	(83)	(393)	(545)
Sales of and distributions from equity method investments	232	340	176
All other investing activities	(199)	191	(264)
Cash from (used for) investing activities	(734)	(322)	(1,141)
Net increase (decrease) in borrowings of maturities of 90 days or less	16	15	(104)
Transfers from (to) Parent	(361)	947	2,157
All other financing activities	(63)	(151)	(57)
Cash from (used for) financing activities	(408)	811	1,996
Effect of currency exchange rate changes on cash, cash equivalents and restricted cash	22	(87)	(66)
Increase (decrease) in cash, cash equivalents and restricted cash, including cash classified within businesses held for sale	66	288	(871)
Less: Net increase (decrease) in cash classified within businesses held for sale	582	21	—
Increase (decrease) in cash, cash equivalents and restricted cash	(516)	267	(871)
Cash, cash equivalents and restricted cash at beginning of year	2,067	1,800	2,671
Cash, cash equivalents and restricted cash as of December 31,	$1,551	$2,067	$1,800

Supplemental disclosure of cash flows information
Cash paid during the year for interest	$(83)	$(77)	$(88)

The accompanying notes are an integral part of these combined financial statements.

GE VERNOVA

A BUSINESS OF GENERAL ELECTRIC COMPANY

COMBINED STATEMENT OF CHANGES IN EQUITY

($ in millions)	Net parent investment	Accumulated other comprehensive income (loss) - net	Total equity attributable to GE Vernova	Equity attributable to noncontrolling interests	Total equity
Balances as of January 1, 2021	$12,614	$(1,913)	$10,701	$1,234	$11,935
Net income (loss)	(633)	—	(633)	(91)	(724)
Currency translation adjustments – net of taxes	—	(112)	(112)	2	(110)
Benefit plans – net of taxes	—	717	717	3	720
Cash flow hedges – net of taxes	—	52	52	—	52
Transfers from Parent	2,015	—	2,015	—	2,015
Changes in equity attributable to noncontrolling interests	—	—	—	(159)	(159)
Balances as of December 31, 2021	$13,996	$(1,256)	$12,740	$989	$13,729
Net income (loss)	(2,736)	—	(2,736)	14	(2,722)
Currency translation adjustments – net of taxes	—	(253)	(253)	(1)	(254)
Benefit plans – net of taxes	—	75	75	3	78
Cash flow hedges – net of taxes	—	(22)	(22)	—	(22)
Transfers from Parent	846	—	846	—	846
Changes in equity attributable to noncontrolling interests	—	—	—	(48)	(48)
Balances as of December 31, 2022	$12,106	$(1,456)	$10,650	$957	$11,607
Net income (loss)	(438)	—	(438)	(36)	(474)
Currency translation adjustments – net of taxes	—	110	110	4	114
Benefit plans – net of taxes	—	642	642	(2)	640
Cash flow hedges – net of taxes	—	69	69	—	69
Transfers to Parent	(3,617)	—	(3,617)	—	(3,617)
Changes in equity attributable to noncontrolling interests	—	—	—	41	41
Balances as of December 31, 2023	$8,051	$(635)	$7,416	$964	$8,380

The accompanying notes are an integral part of these combined financial statements.

GE VERNOVA

A BUSINESS OF GENERAL ELECTRIC COMPANY

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(U.S. Dollars in millions unless otherwise stated)

NOTE 1. ORGANIZATION AND BASIS OF PRESENTATION

Organization. GE Vernova (the “Company,” “GE Vernova,” “our,” or “we”) is a carve-out business of General Electric Company (“GE” or “Parent”). On November 9, 2021, GE announced a strategic plan to form three industry-leading, global public companies focused on the growth sectors of aviation, healthcare, and energy (the “Separation”).

GE Vernova is a global leader in the electric power industry, with products and services that generate, transfer, orchestrate, convert, and store electricity. We design, manufacture, deliver, and service technologies to create a more reliable and sustainable electric power system, enabling electrification and decarbonization, underpinning the progress and prosperity of the communities we serve. We report our financial results across three business segments:

•	Our Power segment includes design, manufacture, and servicing of gas, nuclear, hydro, and steam technologies, providing a critical foundation of dispatchable, flexible, stable, and reliable power.

•	Our Wind segment includes our wind generation technologies, inclusive of onshore and offshore wind turbines and blades.

•

Our Electrification segment includes grid solutions, power conversion, electrification software, and solar and storage solutions technologies required for the transmission, distribution, conversion, storage, and orchestration of electricity from point of generation to point of consumption.

Basis of Presentation. The combined financial statements have been derived from the consolidated financial statements and accounting records of GE, including the historical cost basis of assets and liabilities comprising the Company, as well as the historical revenues, direct costs, and allocations of indirect costs attributable to the operations of the Company, using the historical accounting policies applied by GE. These combined financial statements do not purport to reflect what the results of operations, comprehensive income, financial position, or cash flows would have been had the Company operated as a separate, stand-alone entity during the periods presented.

The combined financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) and present the historical results of operations, comprehensive income and losses, and cash flows for the years ended December 31, 2023, 2022 and 2021 and the financial position as of December 31, 2023 and 2022. The information presented in tables throughout the footnotes is presented in millions of U.S. dollars unless otherwise stated.

All intercompany balances and transactions within the Company have been eliminated in the combined financial statements. As described in Note 22, transactions between the Company and GE have been included in these combined financial statements. Certain financing transactions with GE are deemed to have been settled immediately through Net parent investment in the Combined Statement of Financial Position and are accounted for as a financing activity in the Combined Statement of Cash Flows as Transfers (to) from Parent.

The Combined Statement of Financial Position reflects all of the assets and liabilities of GE that are specifically identifiable as being directly attributable to the Company, including Net parent investment as a component of equity. Net parent investment represents GE’s historical investment in the Company and includes accumulated net income and losses attributable to the Company and the net effect of transactions with GE and its subsidiaries.

GE uses a centralized approach to cash management and financing of its operations. These arrangements may not be reflective of the way the Company would have financed its operations had it been a separate, stand-alone entity during the periods presented. The GE centralized cash management arrangements are excluded from the asset and liability balances in the Combined Statement of Financial Position. These amounts have instead been included in Net parent investment as a component of equity. GE’s third-party debt and, unless specifically attributable, the related interest expense, has not been attributed to the Company because the Company is not the legal obligor of the debt and the borrowings are not specifically identifiable to the Company. See Note 22 for further information.

The Combined Statement of Income (Loss) includes expense allocations for certain corporate, infrastructure, and shared services expenses provided by GE on a centralized basis (“GE Corporate Costs”), including, but not limited to, finance, supply chain, human resources, information technology, insurance, employee benefits, and other expenses that are either specifically identifiable or clearly applicable to the Company. These expenses have been allocated to the Company on the basis of direct usage when identifiable, with the remainder allocated on a pro rata basis using an applicable measure of headcount, revenue, or other allocation methodologies that are considered to be a reasonable reflection of the utilization of services provided or the benefit received by GE Vernova during the periods presented. However, the GE Corporate Costs allocations may not be indicative of the actual expense that would have been incurred had the Company operated as an independent, stand-alone public entity, nor are they indicative of the Company’s future expenses. See Note 22 for further information.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Estimates and Assumptions. The preparation of the combined financial statements in conformity with U.S. GAAP requires management to make estimates based on assumptions about current, and for some estimates, future, economic and market conditions which affect reported amounts and related disclosures in the combined financial statements. We believe these assumptions to be reasonable under the circumstances and although our current estimates contemplate current and expected future conditions, as applicable, it is reasonably possible that actual conditions could differ from our expectations, which could materially affect our results of operations, financial position and cash flows.

Estimates are used for, but are not limited to, determining revenue from contracts with customers, recoverability of inventory, long-lived assets and investments, valuation of goodwill and intangible assets, useful lives used in depreciation and amortization, income taxes and related valuation allowances, accruals for contingencies including legal, product warranties and environmental, actuarial assumptions used to determine costs of pension and postretirement benefits, valuation and recoverability of receivables, valuation of derivatives, and valuation of assets acquired and liabilities assumed as a result of acquisitions.

Revenues from the Sale of Equipment. Sales of equipment includes the sales of gas turbines, wind turbines and repower units, and other power generation equipment related to energy production.

Performance Obligations Satisfied Over Time. We recognize revenue on agreements for the sale of customized goods including power generation equipment and long-term construction contracts on an over-time basis as we customize the customer’s equipment during the manufacturing or integration process and obtain right to payment for work performed.

We recognize revenue as we perform under the arrangements using the percentage of completion method, which is based on our costs incurred to date relative to our estimate of total expected costs and the transaction price to which we expect to be entitled. Variable consideration is included in the transaction price if, in our judgment, it is expected that a significant future reversal of cumulative revenue under the contract will not occur. Some of our contracts with customers for the sale of equipment contain clauses for the payment of liquidated damages related to milestones established for on-time delivery or meeting certain performance specifications. On an ongoing basis, we evaluate the probability and magnitude of liquidated damages. This is factored into our estimate of variable consideration using the expected value method taking into consideration progress towards meeting contractual milestones, specified liquidated damages rates, if applicable, and history of paying liquidated damages to the customer or similar customers. Our estimate of costs to be incurred to fulfill our promise to a customer is based on our history of manufacturing or constructing similar assets for customers and is updated routinely to reflect changes in quantity or cost of the inputs. In certain projects, such as new product introductions, the underlying technology or promise to the customer is unique to what we have historically promised and reliably estimating the total cost to fulfill the promise to the customer requires a significant level of judgment. Where the profit from a contract cannot be estimated reliably, revenue is only recognized equaling the cost incurred to the extent that it is probable that the costs will be recovered. We provide for a potential loss on these agreements when it is expected that we will incur such loss.

During 2023, primarily as a result of changes in product and project cost estimates, we recorded additional project losses for certain Offshore Wind Haliade-X contracts of $379 million. Further changes in our execution timelines or other adverse developments could result in further losses beyond the amounts that we currently estimate.

Our billing terms for these over-time contracts are generally based on achieving specified milestones. The differences between the timing of our revenue recognized (based on costs incurred) and customer billings (based on contractual terms) results in changes to our contract asset or contract liability positions. See Note 9 for further information.

Performance Obligations Satisfied at a Point in Time. We recognize revenue on agreements for non-customized equipment and other goods we manufacture on a standardized basis for sale to the market at the point in time that the customer obtains control of the product, which is generally no earlier than when the customer has physical possession. We recognize revenue based on the transaction price to which we expect to be entitled based on our history and estimates regarding variable consideration such as performance and delivery commitments. We use proof of delivery for certain large equipment with more complex logistics, whereas the delivery of other equipment is estimated based on historical averages of in-transit periods (i.e., time between shipment and delivery).

Where arrangements include customer acceptance provisions based on seller or customer-specified objective criteria, we recognize revenue when we have concluded that the customer has control of the equipment, and that acceptance is likely to occur. We do not provide for anticipated losses on point-in-time transactions prior to transferring control of the equipment to the customer.

Our billing terms for these point-in-time equipment contracts generally coincide with delivery to the customer; however, we receive progress collections from customers for large equipment purchases to generally reserve production slots.

Revenues from the Sale of Services. Sales of services includes sales from contracts that include the sales of parts and labor associated with servicing customers’ installed base in addition to software related offerings, extended warranties, equipment upgrades, and other aftermarket-type activities. Consistent with the way we manage our businesses and interact with customers, we refer to sales under service agreements, which includes both goods (such as spare parts and equipment upgrades) and related services (such as monitoring, maintenance and repairs) as sales of “services,” which is an important part of our operations. See Note 9 for further information.

Performance Obligations Satisfied Over Time. We enter into long-term service agreements, which we refer to as contractual service agreements, with our customers within our Power segment. These agreements require us to provide preventative and routine maintenance, outage services, and standby “warranty type” services that include certain levels of assurance regarding asset performance and uptime throughout the contract periods, which generally range from 5 to 25 years. We account for items that are integral to the maintenance of the equipment as part of our performance obligation unless the customer has a substantive right to make a separate purchasing decision for services such as equipment upgrades. When determined to be a separate performance obligation, revenue for equipment upgrades is recognized over time as our performance enhances the customer’s asset.

We recognize revenue as we perform under these arrangements using the percentage of completion method, which is based on our costs incurred to date relative to our estimate of total expected costs and the transaction price to which we expect to be entitled under the terms of the contract. Variable consideration is included in the transaction price if, in our judgment, it is expected that a significant future reversal of cumulative revenue under the contract will not occur. Throughout the life of a contract, this measure of progress captures the nature, timing and extent of our underlying performance activities as our stand-ready services often fluctuate between routine inspections and maintenance, unscheduled service events and major outages at pre-determined usage intervals. We provide for a potential loss on these agreements when it is expected that we will incur such loss.

Our billing terms for these arrangements are generally based on the customers’ utilization of the equipment (e.g., per hour of usage) and upon the occurrence of a major maintenance event within the contract, such as an outage. The differences between the timing of our revenue recognized (based on costs incurred) and customer billings (based on contractual terms) result in changes to our contract asset or contract liability positions. See Note 9 for further information.

We also enter into long-term service agreements, which we refer to as flexible service agreements, in our Wind segment. Revenues are recognized for these arrangements on a straight-line basis consistent with the nature, timing and extent of our services, which primarily relate to routine maintenance and as needed equipment repairs. We generally invoice periodically as services are provided.

Performance Obligations Satisfied at a Point in Time. We sell certain product upgrades and tangible products, largely spare parts, through our services businesses. We recognize revenues and bill our customers at the point in time that the customer obtains control of the goods, generally upon delivery to the customer.

Cash, Cash Equivalents and Restricted Cash. The cash presented in the Combined Statement of Financial Position represents cash not subject to the GE centralized cash management process. Cash held in the GE centralized cash management process and commingled accounts with GE, or its affiliates, is presented within Net parent investment in the Combined Statement of Financial Position. Short-term investments and money market instruments with original maturities of three months or less are included in Cash, cash equivalents and restricted cash. Restricted cash primarily relates to funds restricted in connection with contractual and legal restrictions and amounted to $50 million and $410 million as of December 31, 2023 and 2022, respectively.

Customer Receivables. Amounts due from customers arising from the sales of equipment and services are recorded at the outstanding amount, less allowance for losses. We regularly monitor the recoverability of our receivables. See Note 4 for further information.

Allowance for Credit Losses. When we record customer receivables, contract assets and financing receivables, as well as financial guarantees and certain commitments, we record an allowance for credit losses for the current expected credit losses inherent in the asset over its expected life. The allowance for credit losses is a valuation account deducted from the amortized cost basis of the assets to present the assets’ net carrying value at the amount expected to be collected. In each period, the allowance for credit losses is adjusted through earnings to reflect expected credit losses over the remaining lives of the assets.

We estimate expected credit losses based on relevant information about past events, including historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount. When measuring expected credit losses, we pool assets with similar country risk and credit risk characteristics. Changes in the relevant information may significantly affect the estimates of expected credit losses.

Inventories. All inventories are stated at lower of cost or realizable values. Cost of inventories is primarily determined on a first-in, first-out basis. Write-downs for excess, slow moving, and obsolete inventory are recorded as necessary. To determine these amounts, inventory quantities on-hand are regularly reviewed and compared to historical utilization and estimates of future product demand, market conditions, and technological developments. See Note 5 for further information.

Property, Plant and Equipment. The cost of property, plant and equipment is generally depreciated on a straight-line basis over its estimated economic life. See Note 6 for further information.

Leases. At lease commencement, we record a lease liability and corresponding right-of-use (“ROU”) asset, included in Property, plant and equipment. Options to extend the lease are included as part of the ROU asset and liability when it is reasonably certain the Company will exercise the option. We have elected to include lease and non-lease components in determining our lease liability for all leased assets except our vehicle leases. Non-lease components are generally services that the lessor performs for the Company associated with the leased asset. As the Company’s leases typically do not provide an implicit rate, the present value of our lease liability is determined using GE’s incremental collateralized borrowing rate at lease commencement. For leases with an initial term of 12 months or less, an ROU asset and lease liability are not recognized and lease expense is recognized on a straight-line basis over the lease term. Certain of our leases include provisions for variable lease payments which are based on, but not limited to, maintenance, insurance, taxes, index escalations, and usage-based amounts. The Company recognizes variable lease payments not included in its lease liabilities in the period in which the obligation for those payments is incurred. We test ROU assets whenever events or changes in circumstance indicate that the asset may be impaired. See Note 6 and Note 7 for further information.

Goodwill and Other Intangible Assets. We test goodwill for impairment at the reporting unit level annually in the fourth quarter of each year using October 1st as the measurement date. We also test goodwill for impairment when an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value. We recognize an impairment charge if the carrying amount of a reporting unit exceeds its fair value.

For other intangible assets, cost is generally amortized on a straight-line basis over the asset’s estimated economic life. Amortizable intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the related carrying amounts may not be recoverable. In these circumstances, they are tested for impairment based on undiscounted cash flows and, if impaired, written down to estimated fair value based on either discounted cash flows or appraised values. See Note 8 for further information.

Derivatives and Hedging. We use derivatives to reduce the earnings, equity, and cash flow volatility associated with risks related to foreign currency and commodity prices. We use derivatives solely for managing risks and do not use derivatives for speculative purposes.

Accounting for derivatives as hedges requires that, at inception and over the term of the arrangement, the hedged item and related derivative meet the requirements for hedge accounting. In evaluating whether a particular relationship qualifies for hedge accounting, we test effectiveness at inception and each reporting period thereafter by determining whether changes in the fair value of the derivative instrument offset, within a specified range, changes in the fair value of the hedged item. If fair value changes fail this test, we discontinue the application of hedge accounting to that relationship prospectively. Fair value of both the derivative instrument and the hedged item are calculated using internal valuation models incorporating market-based assumptions.

We use economic hedges when we have exposures to foreign exchange and commodity risk for which we are unable to meet the requirements for hedge accounting. These derivatives are not designated as hedges from an accounting standpoint but otherwise serve the same economic purpose as other hedging arrangements. Although derivatives may be effective economic hedges, there may be a net effect on earnings in each period due to differences in the timing of earnings recognition between the derivatives and the hedged items. See Note 18 for further information.

Equity Method Investments. Investments in which we have the ability to exercise significant influence, but do not control, are accounted for under the equity method of accounting. While a voting percentage of 20% is generally presumed to demonstrate significant influence, other indicators such as board representation or participation in policy-making processes are considered in determining whether significant influence exists. Equity method investments are assessed for other-than-temporary impairment when events occur or circumstances change that indicate it is more likely than not the fair value of the asset is below its carrying value. Our proportionate interest in any intra-entity profits or losses of an equity method investment are eliminated until the related profit and losses are realized by the investee. Our share of the results of equity method investments is recognized within Other (income) expense – net in the Combined Statement of Income (Loss). See Note 11 for further information.

Variable Interest Entities. Arrangements in which voting or similar rights may not be indicative of control are reviewed under the guidance for variable interest entities (“VIEs”). We consolidate VIEs for which we are the primary beneficiary, and if we are not the primary beneficiary and an ownership interest is held, the VIE is generally accounted for under the equity method of accounting. When assessing the determination of the primary beneficiary, we consider all relevant facts and circumstances, including our power to direct the activities of the VIE that most significantly impact its economic performance and the obligation to absorb the expected losses and/or the right to receive the expected returns of the VIE. See Note 19 for further information.

Income Taxes. The Company’s income tax provision was prepared using the separate return method. The calculation of income taxes on a separate return basis requires considerable judgment and use of both estimates and allocations. As a result, actual transactions included in the consolidated financial statements of GE may not be included in the GE Vernova combined financial statements. Similarly, the tax treatment of certain items reflected in the combined financial statements of GE Vernova may not be reflected in the consolidated financial statements and tax returns of GE. Therefore, items such as net operating losses, credit carryforwards, and valuation allowances may exist in the stand-alone GE Vernova combined financial statements that may or may not exist in GE’s consolidated financial statements. In the future, as a stand-alone entity, GE Vernova will file tax returns on its own behalf and its deferred taxes and actual income tax rate may differ from those in the historical periods.

All income taxes due to or due from GE that have not been settled or recovered by the end of the period are reflected in Net parent investment. Any differences between actual amounts paid or received by the Company and taxes accrued under the separate return method are deemed to be settled and are reflected in Net parent investment in the Combined Statement of Financial Position.

Current tax obligations in jurisdictions where the Company does not file a consolidated tax return with GE, including certain foreign and certain U.S. state tax jurisdictions, are recorded as accrued liabilities within All other liabilities in the Combined Statement of Financial Position. The effects of tax adjustments and settlements with taxing authorities are presented in our combined financial statements in the period to which they relate.

The tax benefit associated with uncertain tax positions meeting the more likely than not recognition threshold are measured at the amount of benefit that the Company believes has a greater than 50% likelihood of realization upon settlement. Tax benefits not meeting the measurement or realization criteria represent unrecognized tax benefits. The Company recognizes interest related to income tax matters in Interest and other financial charges – net in the Combined Statement of Income (Loss). Penalties related to income tax matters are recorded in Provision (benefit) for income taxes in the Combined Statement of Income (Loss). Our policy is to adjust these reserves when facts and circumstances change, such as the actual settlement or effective settlement of positions with the relevant taxing authorities.

Deferred income tax balances reflect the effects of temporary differences between the carrying amounts of assets and liabilities and their tax bases, as well as from net operating loss and tax credit carryforwards, and are stated at enacted tax rates expected to be in effect when those taxes are paid or recovered. Deferred income tax assets represent amounts available to reduce income taxes payable on taxable income in future years. We evaluate the recoverability of these future tax deductions and credits by assessing the adequacy of future expected taxable income from all sources, including reversal of taxable temporary differences, forecasted operating earnings and available tax planning strategies. To the extent we consider it more likely than not that a deferred tax asset will not be recovered, a valuation allowance is established. Deferred taxes, as needed, are provided for our investment in foreign affiliates and associated companies when we plan to remit those earnings. See Note 15 for further information.

Postretirement Benefit Plans. Certain employees, former employees and retirees of the Company participate in postretirement benefit plans sponsored by the Company. On January 1, 2023, in advance of the Separation, certain pension and retiree health and life benefit plans previously sponsored by GE were legally separated or allocated to GE Vernova. Prior to 2023, these plans were accounted for through multiemployer accounting with a proportionate allocation of net periodic benefit costs associated with the Company recorded in the Combined Statement of Income (Loss). The related assets and liabilities for these plans are reflected in the Combined Statement of Financial Position beginning in 2023.

Management presents these plans sponsored by the Company in three categories: principal pension plans, other pension plans, and principal retiree benefit plans. Plan assets are categorized for disclosure purposes in accordance with the fair value hierarchy. Benefits are calculated using significant inputs to the actuarial models that measure benefit obligations and related effects on operations. The Company evaluates critical assumptions, including discount rates and expected return on assets, at least annually on a plan and country-specific basis. Actual results in any given year often will differ from actuarial assumptions because of economic and other factors.

Projected benefit obligations are measured as the present value of expected payments. We discount those cash payments using the weighted average of market-observed yields for high-quality fixed-income securities with maturities that correspond to the expected timing of benefit payments. Generally, lower discount rates increase present values and increase subsequent-year pension expense, while higher discount rates decrease present values and decrease subsequent-year pension expense. The components of net periodic benefit costs, other than the service cost component, are recognized within Non-operating benefit income in the Combined Statement of Income (Loss). The Company delays recognition of gains and losses and subsequently amortizes these amounts into earnings over the remaining average future service of active employees or the expected life of inactive participants, as applicable, who participate in the plan. For most pension plans and principal retiree benefit plans, gains and losses are amortized using a straight-line or a corridor amortization method. See Note 13 for further information.

Loss Contingencies. Loss contingencies are existing conditions, situations or circumstances involving uncertainty as to possible loss that will ultimately be resolved when future events occur or fail to occur. Such contingencies include, but are not limited to warranties, environmental obligations, litigation, regulatory investigations and proceedings, and losses resulting from other events and developments. When a loss is considered probable and reasonably estimable, we record a liability in the amount of our best estimate for the ultimate loss. When there appears to be a range of possible costs with equal likelihood, liabilities are based on the low end of such range. Disclosure is provided for material loss contingencies when a loss is probable but a reasonable estimate cannot be made, and when it is reasonably possible that a loss will be incurred or the amount of a loss will exceed the recorded provision. We regularly review contingencies to determine whether the likelihood of loss has changed and to assess whether a reasonable estimate of the loss or range of loss can be made. See Note 20 for further information.

Supply Chain Finance Programs. We evaluate supply chain finance programs to ensure where we use a third-party intermediary to settle our trade payables, their involvement does not change the nature, existence, amount, or timing of our trade payables and does not provide the Company with any direct economic benefit. If any characteristics of the trade payables change or we receive a direct economic benefit, we reclassify the trade payables as borrowings.

Accounts Payable and Equipment Project Payables. Accounts payable and equipment project payables include amounts due to suppliers and liabilities for costs and expenses incurred or accrued for which invoices have not been received.

Fair Value Measurements. The following sections describe the valuation methodologies we use to measure financial and non-financial instruments accounted for at fair value, including certain assets within our pension plans and retiree benefit plans. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect our market assumptions. These inputs establish a fair value hierarchy:

Level 1 -	Quoted prices for identical instruments in active markets;
Level 2 -	Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable; and
Level 3 -	Significant inputs to the valuation model are unobservable.

Recurring Fair Value Measurements. For financial assets and liabilities measured at fair value on a recurring basis, fair value is the price we would receive to sell an asset or pay to transfer a liability in an orderly transaction with a market participant at the measurement date. In the absence of active markets for the identical assets or liabilities, such measurements involve developing assumptions based on market observable data and, in the absence of such data, internal information that is consistent with what market participants would use in a hypothetical transaction that occurs at the measurement date.

Derivatives. Derivative assets and liabilities primarily represent foreign currency and commodity forward contracts. The majority of our derivatives are valued using internal models. The models maximize the use of market observable inputs including interest rate curves and both forward and spot prices for currencies and commodities and therefore are considered Level 2. See Note 18 for further information.

Nonrecurring Fair Value Measurements. Certain assets and liabilities are measured at fair value on a nonrecurring basis. These assets and liabilities may include long-lived assets and loans reduced to fair value upon classification as held for sale, impaired equity method investments, loans, and long-lived assets, assets acquired and liabilities assumed in connection with business combinations, and remeasured retained investments in formerly consolidated subsidiaries upon a change in control that results in the deconsolidation of that subsidiary and retention of a noncontrolling stake in the entity. Assets written down to fair value when impaired and retained investments are not subsequently adjusted to fair value unless further impairment occurs.

Equity Method Investments. Equity method investments are initially recorded at cost and are adjusted in each period for the Company’s share of the investee’s income or loss and dividends paid. In instances of impairment, equity method investments are written down to fair value using market observable data such as quoted prices when available. When market observable data is unavailable, investments are valued using either a discounted cash flow model, comparative market multiples, third-party pricing sources or a combination of these approaches, as appropriate. These investments are generally valued using Level 3 inputs.

Financing Receivables. When financing receivables are held for sale, we generally use market data, including pricing on recently closed market transactions, to value financing receivables. Such financing receivables are valued using Level 2 inputs. When the data is unobservable, we use valuation methodologies using current market interest rate data adjusted for inherent credit risk. Such financing receivables are valued using Level 3 inputs.

Long-lived Assets. Fair values of long-lived assets are primarily derived internally and are corroborated by available external appraisal information as applicable. These assets are generally valued using Level 3 inputs.

Restructuring Costs. We record liabilities for costs associated with exit or disposal activities in the period in which the liability is incurred. Employee termination costs are accrued when the restructuring actions are probable and estimable. Costs for one-time termination benefits in which the employee is required to render service until termination in order to receive the benefits are recognized ratably over the future service period. See Note 21 for further information.

Research and Development. The Company conducts research and development (“R&D”) activities to continually enhance our existing products and services, develop new products and services to meet our customers’ changing needs and requirements, and address new market opportunities. This includes internal R&D expenses as well as expenses incurred for R&D services from GE or other third parties. R&D costs are expensed as incurred.

Government Assistance. We receive grants, incentives, and refundable tax credits from various federal, state, local, and foreign governments in exchange for compliance with certain conditions relating to our activities in a specific jurisdiction which encourage investment, job creation and retention, and environmental objectives including clean energy production and emissions reductions. We recognize government incentives as a reduction to the related expense or asset when there is reasonable assurance that the Company will comply with the conditions of the incentive, the incentive is received or is probable of receipt, and the amount is determinable. Government grants resulted in reductions of $71 million and $56 million to Research and development expenses for the years ended December 31, 2023 and 2022, respectively. As a result of the advanced manufacturing credits provided by the Inflation Reduction Act, which went into effect in 2023, our Wind business also recognized a $234 million reduction to Cost of equipment for the year ended December 31, 2023.

Foreign Currency. We determine the functional currency of foreign subsidiaries based on their primary operations that generate and expend cash. The functional currency for many of our international operations is the local currency, and for other international operations, the functional currency is the U.S. Dollar. When the functional currency is not the U.S. Dollar, asset and liability accounts are translated at period-end exchange rates, and the Company translates functional currency income and expense amounts to their U.S. Dollar equivalents using average exchange rates for the period. The U.S. Dollar effects that arise from changing translation rates from functional currencies are recorded in Accumulated other comprehensive income (loss) – net attributable to GE Vernova (“AOCI”) in the Combined Statement of Financial Position.

Gains and losses from foreign currency transactions, such as those resulting from the settlement of monetary items in non-functional currency and those resulting from remeasurements of monetary items, are included in Cost of equipment, Cost of services and Selling, general and administrative expenses depending on the underlying nature of the item. Net gains from foreign currency transactions were $80 million, $57 million and $66 million for the years ended December 31, 2023, 2022 and 2021, respectively.

Recent Accounting Pronouncements.

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. The amendments are intended to increase reportable segment disclosure requirements primarily through enhanced disclosures about significant segment expenses. The ASU is effective on a retrospective basis for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. We are currently evaluating the impact that this guidance will have on the disclosures within our combined financial statements.

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The amendments require disclosure of specific categories in the rate reconciliation and provide additional information for reconciling items that meet a quantitative threshold. The amendment also includes other changes to improve the effectiveness of income tax disclosures, including further disaggregation of income taxes paid for individually significant jurisdictions. The ASU is effective for fiscal years beginning after

December 15, 2024, with early adoption permitted. We are currently evaluating the impact that this guidance will have on the disclosures within our combined financial statements.

NOTE 3. DISPOSITIONS AND BUSINESSES HELD FOR SALE

In the fourth quarter of 2021, we completed the sale of the Company’s share of our boiler manufacturing business in China in our Power segment. In connection with the transaction, we recorded a loss on the disposal of this business of $170 million in Other income (expense) – net in our Combined Statement of Income (Loss). See Note 17 for further information.

In the first quarter of 2022, we signed a non-binding memorandum of understanding and in the fourth quarter of 2022, we signed a binding agreement to sell a portion of our Steam business within our Power segment to Electricité de France S.A. (“EDF”). We are working with EDF to complete the sale as soon as possible, subject to regulatory approvals and other closing conditions. Closing the transaction is expected to result in a significant gain.

The major components of assets and liabilities of the business held for sale in the Company’s Combined Statement of Financial Position are summarized as follows:

Assets and Liabilities of Business Held for Sale
As of December 31,	2023	2022
Cash and cash equivalents	$603	$21
Current receivables, inventories, and contract assets	551	504
Property, plant and equipment and intangible assets – net	237	214
Other assets	53	81
Assets of business held for sale	$1,444	$820
Contract liabilities and deferred income	1,001	1,073
Accounts payable and equipment project payables	177	167
Other liabilities	270	321
Liabilities of business held for sale	$1,448	$1,561

NOTE 4. CURRENT AND LONG-TERM RECEIVABLES

Current Receivables – net
As of December 31,	2023	2022
Customer receivables	$5,952	$5,676
Non-income based tax receivables	1,048	981
Supplier advances and other receivables	924	517
Other receivables	$1,972	$1,498
Allowance for credit losses	(515)	(674)
Total current receivables – net	$7,409	$6,500

Activity in the allowance for credit losses related to current receivables for the years ended December 31, 2023, 2022 and 2021 consists of the following:

Allowance for Credit Losses
Balance as of January 1, 2021	$716
Net additions (releases) charged to costs and expenses	151
Write-offs, net	(73)
Foreign exchange and other	(23)
Balance as of December 31, 2021	$771
Net additions (releases) charged to costs and expenses	9
Write-offs, net	(11)
Foreign exchange and other(a)	(95)
Balance as of December 31, 2022	$674
Net additions (releases) charged to costs and expenses	(7)
Write-offs, net	(163)
Foreign exchange and other	11
Balance as of December 31, 2023	$515

(a)	Includes a reclassification of $73 million from current to long-term allowance due to a revised customer settlement schedule.

Sales of customer receivables. From time to time, the Company sells current or long-term receivables to third parties in response to customer-sponsored requests or programs, to facilitate sales, or for risk mitigation purposes. The Company sold current customer receivables to third parties and subsequently collected $1,590 million, $1,624 million and $1,304 million during the years ended December 31, 2023, 2022 and 2021, respectively. Within these programs, primarily related to our participation in customer-sponsored supply chain finance programs in Wind, the Company has no continuing involvement, fees associated with the transferred receivables are covered by the customer, and cash is received at the original invoice due date. Included in the sales of customer receivables in the year ended December 31, 2023 was $82 million in our Gas Power business within our Power segment, primarily for risk mitigation purposes.

Long-term Receivables
As of December 31,	2023	2022
Long-term customer receivables(a)	$316	$350
Supplier advances	243	231
Non-income based tax receivables	136	198
Other receivables	190	156
Allowance for credit losses	(184)	(192)
Total long-term receivables – net	$701	$743

(a)

The Company sold $83 million of long-term receivables to third parties during the year ended December 31, 2022, primarily in our Gas Power business within our Power segment for risk mitigation purposes.

NOTE 5. INVENTORIES, INCLUDING DEFERRED INVENTORY COSTS

As of December 31,	2023	2022
Raw materials and work in process	$4,685	$3,955
Finished goods	2,514	2,791
Deferred inventory costs(a)	1,054	1,147
Inventories, including deferred inventory costs	$8,253	$7,893

(a)

Represents cost deferral for shipped goods (such as components for wind turbine assemblies in our Wind segment) and labor and overhead costs on time and material service contracts (primarily originating in our Power segment) and other costs where the criteria for revenue recognition have not yet been met.

NOTE 6. PROPERTY, PLANT AND EQUIPMENT

		2023		2022
As of December 31,	Depreciable lives (in years)	Original cost	Net carrying value	Original cost	Net carrying value
Land and improvements	8	$352	$341	$344	$334
Buildings, structures, and related equipment	8 - 40	3,278	1,494	3,130	1,475
Machinery and equipment(a)	4 - 20	7,763	2,399	7,586	2,303
Leasehold costs and manufacturing plant under construction	1 - 10	514	326	613	388
ROU operating lease assets (Note 7)			668		605
Property, plant and equipment – net		$11,907	$5,228	$11,673	$5,105

(a)

Includes equipment we own that is leased to customers and is stated at cost less accumulated depreciation with a carrying value of $422 million and $412 million as of December 31, 2023 and 2022, respectively.

Depreciation and amortization related to property, plant and equipment was $724 million, $738 million and $767 million for the years ended December 31, 2023, 2022 and 2021, respectively, exclusive of the impairment charge described below.

In the first quarter of 2022, we signed a non-binding memorandum of understanding to sell part of the nuclear activities in our Steam Power business to EDF, which resulted in a reclassification of that business to held for sale. See Note 3 for further information. As a result, we recognized a non-cash pre-tax impairment charge of $59 million related to property, plant and equipment at our remaining Steam Power business.

We determined the fair value of these assets using an income approach when measuring impairment. This charge was recorded in Selling, general, and administrative expenses in our Combined Statement of Income (Loss).

NOTE 7. LEASES

Operating Lease Liabilities. The Company leases certain logistics, office, and manufacturing facilities, as well as vehicles and other equipment. Certain of the Company’s leases may include options to extend. Our operating lease liabilities are included in All other current liabilities and All other liabilities in our Combined Statement of Financial Position, as detailed below.

As of December 31,	2023	2022
Current portion of operating lease liability	$193	$175
Noncurrent portion of operating lease liability	525	488
Total operating lease liability	$718	$663

Components of Operating Lease Expense

For the years ended December 31,	2023	2022	2021
Long-term (fixed)	$205	$225	$220
Long-term (variable)	49	53	38
Short-term	63	62	97
Total operating lease expense	$317	$340	$355

Maturity of Operating Lease Liabilities

	2024	2025	2026	2027	2028	Thereafter	Total
Undiscounted lease payments	$217	$156	$105	$75	$52	$215	$820
Less: imputed interest							(102)
Total operating lease liability as of December 31, 2023							$718

Supplemental Information Related to Operating Leases

December 31,	2023	2022	2021
Operating cash flows used for operating leases	$214	$229	$261
Right-of-use assets obtained in exchange for new lease liabilities	278	183	251
Weighted-average remaining lease term	7.1 years	6.7 years	6.7 years
Weighted-average discount rate	4.0%	3.5%	3.3%

Finance Lease Liabilities. Our finance lease liabilities are included in All other current liabilities and All other liabilities in our Combined Statement of Financial Position, as detailed below. Our finance leases have a weighted-average remaining lease term of 13.5 years and weighted-average discount rate of 3.0% as of December 31, 2023.

As of December 31,	2023	2022
Current portion of finance lease liability	$27	$24
Noncurrent portion of finance lease liability	284	304
Total finance lease liability	$311	$328

NOTE 8. ACQUISITIONS, GOODWILL AND OTHER INTANGIBLE ASSETS

Changes in Goodwill Balances

	Power	Wind	Electrification	Total
Balance as of December 31, 2021	$145	$3,231	$915	$4,291
Currency exchange and other	(1)	(113)	(13)	(127)
Balance as of December 31, 2022	$144	$3,118	$902	$4,164
Acquisitions(a)	164	—	22	186
Currency exchange and other	—	86	1	87
Balance as of December 31, 2023	$308	$3,204	$925	$4,437

(a)	Includes Gas Power’s acquisition of Nexus Controls, a business specializing in aftermarket control system upgrades and controls field services.

In the fourth quarter of 2023, we performed our annual impairment test. Based on the results of this test, the fair values of each of our reporting units significantly exceeded their carrying values.

Determining the fair value of reporting units requires the use of estimates and significant judgments that are based on a number of factors including actual operating results. It is reasonably possible that the estimates and significant judgments could change in future periods.

Intangible Assets

		2023			2022
As of December 31,	Useful lives (in years)	Gross carrying amount	Accumulated amortization	Net	Gross carrying amount	Accumulated amortization	Net
Customer-related	3 - 23	$2,356	$(1,953)	$403	$2,125	$(1,707)	$418
Patents and technology	5 - 15	2,924	(2,558)	366	2,861	(2,436)	425
Capitalized software	3 - 10	1,015	(800)	215	1,296	(1,031)	265
Lease intangibles, trademarks & other	3 - 25	203	(145)	58	312	(246)	66
Total intangible assets		$6,498	$(5,456)	$1,042	$6,594	$(5,420)	$1,174

All intangible assets are subject to amortization. Intangible assets decreased $132 million in 2023, primarily as a result of amortization, partially offset by acquisitions. Amortization expense was $240 million, $253 million and $409 million for the years ended December 31, 2023, 2022 and 2021, respectively, exclusive of the impairment charge described below.

During 2023, we recorded additions to intangible assets subject to amortization of $138 million with a weighted-average amortizable period of 11.4 years, including customer relationships of $66 million, with a weighted-average amortizable period of 17.9 years.

In the first quarter of 2022, we signed a non-binding memorandum of understanding to sell part of the nuclear activities in our Steam Power business to EDF, which resulted in a reclassification of that business to held for sale. As a result, we recognized a non-cash pre-tax impairment charge of $765 million related to intangible assets at our remaining Steam Power business. See Note 3 for further information.

We determined the fair value of these intangible assets using an income approach when testing for impairment. This charge was recorded in Selling, general and administrative expenses in our Combined Statement of Income (Loss).

Estimated annual pre-tax amortization for intangible assets over the next five calendar years is as follows:

	2024	2025	2026	2027	2028
Estimated annual pre-tax amortization	$234	$208	$184	$173	$168

NOTE 9. CONTRACT AND OTHER DEFERRED ASSETS & CONTRACT LIABILITIES AND DEFERRED INCOME

Contract assets reflect revenue recognized on contracts in excess of billings based on contractual terms. Contract liabilities primarily represent cash received from customers under ordinary commercial payment terms in advance of delivery of equipment orders or servicing of customers’ installed base.

Contract and other deferred assets increased $33 million during the year ended December 31, 2023 primarily due to the timing of revenue recognition ahead of billing milestones on contracts within our Wind segment, partially offset by decreased contractual service agreement assets related to our Gas Power business within our Power segment. Contract liabilities and deferred income increased $3,111 million during the year ended December 31, 2023 primarily due to new collections received in excess of revenue recognition on equipment contracts in each of our segments. Net contractual service agreements decreased $279 million primarily due to billings of $5,047 million, offset by revenues recognized of $4,658 million and a net favorable change in estimated profitability of $34 million. Revenue recognized related to the contract liabilities balance at the beginning of the year was approximately $8,331 million and $7,065 million for the years ended December 31, 2023 and 2022, respectively.

Contract and Other Deferred Assets
As of December 31, 2023	Power	Wind	Electrification	Total
Contractual service agreement assets	$5,201	$—	$—	$5,201
Equipment and other service agreement assets	1,679	392	1,067	3,138
Current contract assets	$6,880	$392	$1,067	$8,339
Noncurrent contract and other deferred assets(a)	602	14	5	621
Total contract and other deferred assets	$7,482	$406	$1,072	$8,960

As of December 31, 2022
Contractual service agreement assets	$5,344	$—	$—	$5,344
Equipment and other service agreement assets	1,672	153	1,014	2,839
Current contract assets	$7,016	$153	$1,014	$8,183
Noncurrent contract and other deferred assets(a)	724	11	9	744
Total contract and other deferred assets	$7,740	$164	$1,023	$8,927

(a)

Primarily represents amounts due from customers at Gas Power for the sale of services upgrades, which we collect through incremental fixed or usage-based fees from servicing the equipment under contractual service agreements.

Contract Liabilities and Deferred Income

As of December 31, 2023	Power	Wind	Electrification	Total
Contractual service agreement liabilities	$1,810	$—	$—	$1,810
Equipment and other service agreement liabilities	5,732	4,819	2,352	12,903
Current deferred income	20	228	113	361
Contract liabilities and current deferred income	$7,562	$5,047	$2,465	$15,074
Noncurrent deferred income (Note 14)	48	90	35	173
Total contract liabilities and deferred income	$7,610	$5,137	$2,500	$15,247

As of December 31, 2022
Contractual service agreement liabilities	$1,674	$—	$—	$1,674
Equipment and other service agreement liabilities	4,489	3,880	1,477	9,846
Current deferred income	13	208	99	320
Contract liabilities and current deferred income	$6,176	$4,088	$1,576	$11,840
Noncurrent deferred income (Note 14)	103	139	54	296
Total contract liabilities and deferred income	$6,279	$4,227	$1,630	$12,136

Remaining Performance Obligation. As of December 31, 2023, the aggregate amount of the contracted revenues allocated to our unsatisfied (or partially unsatisfied) performance obligations was $115,598 million. We expect to recognize revenue as we satisfy our remaining performance obligations as follows:

1.	Equipment-related remaining performance obligations of $40,478 million, of which 51%, 77% and 100% is expected to be recognized within 1, 2 and 5 years, respectively.

2.

Services-related remaining performance obligations of $75,120 million, of which 16%, 51%, 77% and 90% is expected to be recognized within 1, 5, 10 and 15 years, respectively, and the remaining thereafter.

Contract modifications could affect both the timing to complete as well as the amount to be received as we fulfill the related remaining performance obligations.

NOTE 10. CURRENT AND ALL OTHER ASSETS

As of December 31,	2023	2022
Derivative instruments (Note 18)	$76	$72
Assets held for sale	5	93
Financing receivables – net	141	79
Prepaid taxes and deferred charges and other	130	80
All other current assets	$352	$324
Long-term receivables – net (Note 4)	$701	$743
Pension surplus (Note 13)	748	601
Taxes receivable	213	205
Prepaid taxes and deferred charges	246	176
Derivative instruments (Note 18)	118	84
Other	202	288
All other assets	$2,228	$2,097

NOTE 11. EQUITY METHOD INVESTMENTS

	Ownership percentage	Equity method investment balance		Equity method (loss) income (Note 17)
December 31,	2023	2023	2022	2023	2022	2021
Renewable energy tax equity investments(a)	8 - 61%	$1,227	$1,360	$(132)	$(93)	$(61)
China XD Electric(b)	15%	485	481	8	7	2
Aero Alliance(c)	50%	510	472	38	55	—
Hitachi-GE Nuclear Energy(d)	20%	253	254	7	15	18
GE Prolec(e)	50%	205	117	93	17	10
Other(f)		875	1,001	(78)	59	(148)
Total		$3,555	$3,685	$(64)	$60	$(179)

(a)

Represents investments in limited liability companies that generate renewable energy tax credits in our Financial Services business. Tax benefits related to these investments are recognized in Provision (benefit) for income taxes in the Combined Statement of Income (Loss). See Note 22 for further information.

(b)

While the Company holds a 15% ownership interest, we account for the investment under the equity method given our participation on the investee’s board of directors. China XD Electric Co., Ltd. is publicly traded on the Shanghai Stock Exchange, and the market value of the investment was $537 million as of December 31, 2023 based on the quoted market value.

(c)

Aero Alliance is our 50-50 joint venture with Baker Hughes Company (“BKR”). In the fourth quarter of 2021, we deconsolidated the joint venture due to a decrease in GE’s ownership of BKR and we recognized a pre-tax gain of $71 million in Other income (expense) – net in our Combined Statement of Income (Loss) as a result of deconsolidation. See Note 17 and Note 22 for further information.

(d)	Hitachi-GE Nuclear Energy is a non-consolidated joint venture that is part of the joint venture structure with Hitachi that forms our Nuclear Power business.
(e)

GE Prolec refers to our joint venture with Xignux, which manufactures a wide range of transformers available for generation, transmission and distribution applications and is focused on serving utilities, renewable and industrial customers.

(f)

Primarily other investments made by our Financial Services business in commercial energy projects and investments with strategic partners by our segments. For the years ended December 31, 2023, 2022 and 2021, includes impairment charges of $108 million, $43 million and $159 million, respectively.

	Equity method investment balance		Equity method (loss) income (Note 17)
December 31,	2023	2022	2023	2022	2021
Power	$1,003	$935	$78	$17	$28
Wind	46	59	(2)	8	21
Electrification	788	717	77	24	19
Other(a)	1,718	1,974	(217)	11	(247)
Total	$3,555	$3,685	$(64)	$60	$(179)

(a)	Includes investments owned by our Financial Services business.

The following table presents summarized financial information of the Company’s equity method investments (for the period of the Company’s investment):

Summarized Earnings Information

For the years ended December 31,	2023	2022	2021
Revenues	$10,030	$8,931	$7,733
Gross profit	1,945	1,699	1,526
Net income attributable to the entity	581	431	125

Summarized Assets and Liabilities

As of December 31,	2023	2022
Current	$10,810	$10,988
Noncurrent	15,819	16,184
Total assets	$26,629	$27,172
Current	$7,203	$7,685
Noncurrent	5,466	7,050
Total liabilities	$12,669	$14,735
Noncontrolling interests	$381	$241

NOTE 12. ACCOUNTS PAYABLE AND EQUIPMENT PROJECT PAYABLES

Accounts Payable and Equipment Project Payables

As of December 31,	2023	2022
Trade payables	$4,701	$4,234
Supply chain finance programs(a)	1,642	2,521
Equipment project payables	1,096	1,167
Non-income based tax payables	461	431
Total accounts payable and equipment project payables	$7,900	$8,353

(a)	During the fourth quarter of 2023, Wind and Power made prepayments of $473 million and $185 million, respectively, related to supply chain finance programs.

We facilitate voluntary supply chain finance programs with third parties, which provide participating suppliers the opportunity to sell their GE Vernova receivables to third parties at the sole discretion of both the suppliers and the third parties. Total supplier invoices paid through these third-party programs were $5,442 million and $4,570 million for the years ended December 31, 2023 and 2022, respectively.

NOTE 13. POSTRETIREMENT BENEFIT PLANS

Pension Benefits and Retiree Health and Life Benefits Sponsored by GE, Allocated to GE Vernova in Connection with the Separation. On January 1, 2023, in advance of the Separation, Principal and other pension plans sponsored by GE, which were previously accounted for as multiemployer plans, were legally split and allocated to GE Vernova beginning in 2023. Liabilities related to the retiree health and life benefit plans sponsored by GE were allocated to GE Vernova as a participating employer and are accounted for as multiple employer plans starting in 2023. The funding status related to the plans as of the plans’ separation or allocation date effective January 1, 2023, are shown in the table below.

As of January 1, 2023	Benefit Obligation	Fair Value of Plan Assets	Deficit/ (Surplus)	Unrecognized gain (loss) to be recorded in AOCI
GE Energy Pension Plan	$10,068	$9,594	$474	$949
GE Energy Supplementary Pension Plan	510	—	510	107
Retiree Benefit Plans	801	—	801	840
Other Pension Plans(a)	1,352	1,568	(216)	(264)
Total	$12,731	$11,162	$1,569	$1,632

(a)	Consists primarily of amounts related to pension plans in the United Kingdom, Canada and the Netherlands.

Prior to the separation of these plans, certain GE Vernova employees were covered under various pension and retiree health and life plans sponsored by GE, including the GE Pension Plan and GE Supplementary Pension Plan, the retiree benefit plans, and other pension plans. Relevant participation costs for certain GE-sponsored employee benefit plans were allocated to the Company and recognized in the Combined Statement of Income (Loss) for the years ended December 31, 2022 and 2021. These included service costs for active employees in the GE Pension Plan, the GE Supplementary Pension Plan, the retiree benefit plans, and other pension plans. We did not record any assets or liabilities associated with our participation in these plans in our Combined Statement of Financial Position as of December 31, 2022. Expenses associated with our employees’ participation in the principal pension plans and principal retiree benefit plans, which represent the majority of related expense, were $61 million and $79 million for the years ended December 31, 2022 and 2021, respectively.

Defined Contribution Plan. Expenses associated with our employees’ participation in GE’s defined contribution plan represent the employer contributions for GE Vernova employees and were $130 million, $135 million and $124 million for the years ended December 31, 2023, 2022 and 2021, respectively.

Pension Benefits and Retiree Health and Life Benefits Sponsored by GE Vernova, Including Those Allocated to GE Vernova in Connection with the Separation. GE Vernova sponsored plans, including those allocated to GE Vernova in connection with the Separation, are presented in three categories: principal pension plans, other pension plans and principal retiree benefit plans. Certain of these pension plans, including the principal pension plans, are closed to new participants. Smaller pension plans with pension assets or obligations that have not reached $50 million and other retiree benefit plans are not presented. Information in this Note is as of December 31 measurement date for these plans. Plans that were allocated to GE Vernova on January 1, 2023 are included in the plan disclosures below beginning in 2023.

	Plan category	Participants	Funding	Comments
Principal Pension Plans	GE Energy Pension Plan	Covers U.S. participants ~37,100 retirees and beneficiaries, ~10,800 vested former employees and ~5,600 active employees	Our funding policy is to contribute amounts sufficient to meet minimum funding requirements under employee benefit and tax laws. We may decide to contribute additional amounts beyond this level.	This plan has been closed to new participants since 2012. Benefits for employees with salaried benefits were frozen effective January 1, 2021, and thereafter these employees received increased company contributions in the company sponsored defined contribution plan in lieu of participation in a defined benefit plan (announced October 2019).
	GE Energy Supplementary Pension Plan	Provides supplementary benefits to higher-level, longer-service U.S. employees	Unfunded. We pay benefits from company cash.	The annuity benefit has been closed to new participants since 2011 and has been replaced by an installment benefit (which was closed to new executives after 2020). Benefits for employees who became executives before 2011 were frozen effective January 1, 2021, and thereafter these employees accrue the installment benefit.
Other Pension Plans(a)	24 predominantly non-U.S. pension plans with pension assets or obligations that have reached $50 million	Covers ~32,300 retirees and beneficiaries, ~17,400 vested former employees and ~7,100 active employees	Our funding policy is to contribute amounts sufficient to meet minimum funding requirements under employee benefit and tax laws in each country. We may decide to contribute additional amounts beyond this level. We pay benefits for some plans from company cash.	In certain countries, benefit accruals have ceased and/or have been closed to new hires as of various dates.

	Plan category	Participants	Funding	Comments
Principal Retiree Benefit Plans	Provides health and life insurance benefits to certain eligible participants. Participants share in the cost of the healthcare benefits.	Covers U.S. participants ~35,700 retirees and dependents and ~4,800 active employees	We fund retiree health benefit plans on a pay-as-you-go basis.	Participants share in the cost of the healthcare benefits.

(a)	Disclosed plans that fall below $50 million are not removed from the presentation unless part of a disposition or plan termination.

Funding. The Employee Retirement Income Security Act (“ERISA”) determines minimum funding requirements in the U.S. No contributions were required or made for the GE Energy Pension Plan during 2023 and, based on our current assumptions, we do not anticipate having to make additional required contributions to the plan in the near future. On an ERISA basis, our estimate is that the GE Energy Pension Plan was 86.7% funded for 2023. The GAAP funded status is 92.7% for 2023.

As of the measurement date of December 31, we would expect to pay approximately $30 million for benefit payments under our GE Energy Supplementary Pension Plan and administrative expenses of our principal pension plans and would expect to contribute approximately $60 million to other pension plans in 2024. We fund retiree benefit plans on a pay-as-you-go basis. As of the measurement date of December 31, we would expect to contribute approximately $80 million in 2024 to fund such benefits.

Plan Obligations in Excess of Plan Assets

	2023	2022
As of December 31,	Principal pension	Other pension	Principal retiree benefit	Other pension
Projected / Accumulated postretirement benefit obligation(a)	$10,780	$1,048	$766	$948
Fair value of plan assets	9,491	410	—	406
Funded status – surplus (deficit)	$(1,289)	$(638)	$(766)	$(542)

(a)	Represents projected benefit obligation for pension plans and accumulated postretirement benefit obligation for Principal retiree benefit plans.

Components of Expense (Income)

	2023			2022	2021
As of December 31,	Principal pension	Other pension	Principal retiree benefit	Other pension	Other pension
Service cost – operating	$24	$31	$6	$30	$44
Interest cost	561	248	41	94	86
Expected return on plan assets	(756)	(349)	—	(281)	(313)
Amortization of net loss (gain)	(210)	4	(45)	9	47
Amortization of prior service cost (credit)	4	(6)	(59)	(7)	(7)
Curtailment / settlement loss (gain)	—	(6)	—	(7)	30
Non-operating benefit costs (income)	$(401)	$(109)	$(63)	$(192)	$(157)
Net periodic expense (income)	$(377)	$(78)	$(57)	$(162)	$(113)
Weighted-average benefit obligations assumptions
Discount rate	5.19%	3.51%	5.08%	3.93%	1.42%
Compensation increases	3.85%	2.12%	3.24%	1.88%	1.69%
Initial healthcare trend rate(a)	N/A	N/A	6.50%	N/A	N/A
Weighted-average benefit cost assumptions
Discount rate	5.53%	3.93%	5.43%	1.42%	1.00%
Expected rate of return on plan assets	7.00%	5.65%	0.00%	4.70%	4.98%

(a)	For 2023, ultimately declining to 5.00% for 2030 and thereafter.

Plan Funded Status

	2023			2022
Change in Projected Benefit Obligations	Principal pension	Other pension	Principal retiree benefit	Other pension
Balance at January 1,	$—	$4,756	$—	$7,054
Service cost	24	31	6	30
Interest cost	561	248	41	94
Participant contributions	3	19	10	18
Plan amendments	17	—	—	—
Actuarial loss (gain) – net(a)	300	438	(5)	(1,633)
Benefits paid	(766)	(424)	(87)	(353)
Curtailments/settlement	—	(11)	—	—
Transfers and other – net(b)	10,641	1,343	801	—
Exchange rate adjustments	—	312	—	(454)
Balance as of December 31,	$10,780 (c)	$6,712	$766 (d)	$4,756
Change in Plan Assets
Balance at January 1,	$—	$4,805	$—	$6,875
Actual gain (loss) on plan assets	602	437	—	(1,333)
Employer contributions	28	102	77	44
Participant contributions	3	19	10	18
Benefits paid	(766)	(424)	(87)	(353)
Curtailments/settlement	—	(11)	—	—
Transfers and other – net(b)	9,624	1,569	—	—
Exchange rate adjustments	—	354	—	(446)
Balance as of December 31,	$9,491	$6,851	$—	$4,805
Funded status – surplus (deficit)	$(1,289)	$139	$(766)	$49

(a)	Primarily due to the impact of discount rates.
(b)	Primarily relates to plans allocated to GE Vernova on January 1, 2023.
(c)	The benefit obligation for the GE Energy Supplementary Pension Plan, which is an unfunded plan, was $541 million at December 31, 2023.
(d)	The benefit obligation for retiree health plans was $447 million at December 31, 2023.

Amounts Recorded in the Combined Statements of Financial Position

	2023			2022
As of December 31,	Principal pension	Other pension	Principal retiree benefit	Other pension
Non-current assets – other	$—	$775	$—	$591
Current liabilities – other	(30)	(18)	(77)	(16)
Non-current liabilities – compensation and benefits	(1,259)	(581)	(689)	(491)
Liabilities of business held for sale	—	(37)	—	(35)
Net amount recorded	$(1,289)	$139	$(766)	$49

Amounts Recorded in AOCI

	2023			2022	2021
As of December 31,	Principal pension	Other pension	Principal retiree benefit	Other pension	Other pension
Prior service cost (credit)	$12	$(25)	$(366)	$(28)	$(36)
Net loss (gain)	(404)	719	(375)	91	122
Total recorded in AOCI	$(392)	$694	$(741)	$63	$86

Assumptions Used in Calculations. Our defined benefit pension plans are accounted for on an actuarial basis, which requires the selection of various assumptions, including a discount rate, a compensation assumption, an expected return on assets, mortality rates of participants and expectation of mortality improvement.

Projected benefit obligations are measured as the present value of expected benefit payments. We discount those cash payments using a discount rate. We determine the discount rate using the weighted-average yields on high-quality fixed-income securities with maturities that correspond to the payment of benefits. Lower discount rates increase present values and generally increase subsequent-year pension expense; higher discount rates decrease present values and generally reduce subsequent-year pension expense.

The compensation assumption is used to estimate the annual rate at which pay of plan participants will grow. If the rate of growth assumed increases, the size of the pension obligations will increase, as will the amount recorded in AOCI in our Statement of Financial Position and amortized into earnings in subsequent periods.

The expected return on plan assets is the estimated long-term rate of return that will be earned on the investments used to fund the benefit obligations. To determine the expected long-term rate of return on pension plan assets, we consider our asset allocation, as well as historical and expected returns on various categories of plan assets. In developing future long-term return expectations for our principal benefit plans’ assets, we formulate views on the future economic environment, both in the U.S. and abroad. We evaluate general market trends and historical relationships among a number of key variables that impact asset class returns such as expected earnings growth, inflation, valuations, yields and spreads, using both internal and external sources. We also take into account expected volatility by asset class and diversification across classes to determine expected overall portfolio results given our asset allocation. Based on our analysis, we have assumed a 7.0% long-term expected return on the GE Energy Pension Plan assets for cost recognition in 2023 and 2024.

The healthcare trend assumptions primarily apply to our pre-65 retiree medical plans. Most participants in our post-65 retiree plan have a fixed subsidy and therefore are not subject to healthcare inflation.

We evaluate these critical assumptions at least annually on a plan and country-specific basis. We periodically evaluate other assumptions involving demographics factors such as retirement age and turnover, and update them to reflect our actual experience and expectations for the future. Actual results in any given year will often differ from actuarial assumptions because of economic and other factors. Differences between our actual results and what we assumed are recorded in AOCI each period and are amortized into earnings over the remaining average future service of active participating employees or the expected life of inactive participants, as applicable.

The Composition of our Plan Assets. The fair value of our pension plans’ investments is presented below. The inputs and valuation techniques used to measure the fair value of these assets are described in Note 2 and have been applied consistently.

Composition of Plan Assets

	2023		2022
As of December 31,	Principal pension	Other pension	Other pension
Global equity securities	$634	$943	$784
Debt securities(a)	4,598	2,759	2,500
Real estate	247	12	15
Private equities and other investments	197	161	134
Plan assets measured at fair value	$5,676	$3,875	$3,433
Global equity securities	1,013	391	$75
Debt securities	609	1,554	256
Real estate	340	775	722
Private equities and other investments	1,853	256	319
Plan assets measured at net asset value	3,815	2,976	$1,372
Total plan assets	$9,491	$6,851	$4,805

(a)

GE Energy Pension Plan assets as of December 31, 2023 includes $2,105 million of U.S. corporate debt securities, primarily made up of investment-grade bonds of U.S. issuers from diverse industries, and $1,932 million of other debt securities, primarily made up of investments in residential and commercial mortgage-backed securities, non-U.S. corporate and government bonds and U.S. government, federal agency, state and municipal debt. Other pension plan assets as of December 31, 2023 and December 31, 2022 includes debt securities primarily made up of fixed income and cash investment funds.

Those investments that were measured at Net Asset Value (“NAV”) as a practical expedient were excluded from the fair value hierarchy.

GE Energy Pension Plan investments with a fair value of $383 million at December 31, 2023 were classified within Level 3 and primarily relate to private equities and real estate. The remaining investments were substantially all considered Level 1 and 2. Investments with a fair value of $1,272 million were classified within Level 1 and primarily relate to global equities and cash. Investments with a fair value of $4,050 million were classified within Level 2 and primarily relate to debt securities.

Other pension plan investments with a fair value of $18 million and $23 million at December 31, 2023 and 2022, respectively, were classified within Level 3 and primarily relate to private equities and real estate. The remaining investments were substantially all considered Level 1 and 2. Investments with a fair value of $757 million and $668 million at December 31, 2023 and 2022, respectively, were classified within Level 1 and primarily relate to equity securities. Investments with a fair value of $2,766 million and $2,616 million at December 31, 2023 and 2022, respectively, were classified within Level 2 and primarily relate to debt securities.

	2023 Target allocation		2023 Actual allocation
	Principal pension	Other pension (weighted average)	Principal pension	Other pension (weighted average)
Global equity securities	10.0 - 30.0%	19%	17%	19%
Debt securities (including cash equivalents)	31.0 - 81.5%	59%	55%	63%
Real estate	1.0 - 10.0%	8%	6%	12%
Private equities and other investments	6.0 - 34.0%	14%	22%	6%

Plan fiduciaries set investment policies and strategies for the assets held in GE Energy Pension Plan and oversee its investment allocation, which includes selecting investment managers, and setting long-term strategic targets.

GE securities represented 0.2% of the GE Energy Pension Plan assets at December 31, 2023.

Annualized Returns(a)	1 year	5 years	10 years	25 years
GE Energy Pension Plan	6.6%	5.2%	4.6%	5.3%

(a)	Prior to 2023, the annualized returns represent GE Pension Plan.

Expected Future Benefit Payments of our Benefit Plans(a)	Principal pension	Other pension	Principal retiree benefit
2024	$780	$400	$80
2025	785	380	80
2026	785	380	75
2027	785	390	75
2028	785	390	75
2029 – 2033	3,850	1,975	325

(a)	As of the measurement date of December 31, 2023.

Pre-tax Cost of Postretirement Benefit Plans and Changes in Other Comprehensive Income

	2023			2022	2021
As of December 31,	Principal pension	Other pension	Principal retiree benefit	Other pension	Other pension
Cost (income) of postretirement benefit plans	$(377)	$(78)	$(57)	$(162)	$(113)
Changes in other comprehensive loss (income)
Prior service cost (credit) – current year	17	—	—	—	(2)
Net loss (gain) – current year	454	355	(5)	(28)	(591)
Reclassifications out of AOCI
Transfers and other – net(a)	(1,069)	268	(840)	—	—
Curtailment/settlement gain (loss)	—	6	—	6	(24)
Amortization of net gain (loss)	210	(4)	45	(9)	(47)
Amortization of prior service credit (cost)	(4)	6	59	8	7
Total changes in other comprehensive loss (income)	(392)	631	(741)	(23)	(657)
Cost (income) of postretirement benefit plans and changes in other comprehensive loss (income)	$(769)	$553	$(798)	$(185)	$(770)

(a)	Primarily relates to plans allocated to GE Vernova on January 1, 2023.

NOTE 14. CURRENT AND ALL OTHER LIABILITIES

As of December 31,	2023	2022
Employee compensation and benefit liabilities	$1,619	$1,242
Equipment projects and other commercial liabilities	1,126	761
Product warranties (Note 20)	629	711
Derivative instruments (Note 18)	74	225
Operating lease liabilities (Note 7)	193	175
Restructuring liabilities (Note 21)	186	139
Short-term borrowings	145	121
Taxes payable	123	75
Other	257	264
All other current liabilities	$4,352	$3,713
Equipment projects and other commercial liabilities	531	$662
Legal liabilities (Note 20)	604	746
Product warranties (Note 20)	785	719
Operating lease liabilities (Note 7)	525	488
Uncertain and other income taxes and related liabilities	803	751
Asset retirement obligations (Note 20)	581	571
Environmental, health and safety liabilities (Note 20)	127	122
Finance lease liabilities and other long-term borrowings	294	360
Deferred income (Note 9)	173	296
Derivative instruments (Note 18)	34	60
Other	323	351
All other liabilities	$4,780	$5,126

NOTE 15. INCOME TAXES

The provision for income taxes calculations have been prepared on a separate return basis as if the Company were a separate group of companies under common ownership. However, the results have been combined as if the Company were filing on a combined basis for U.S. federal, U.S. state, and non-U.S. income tax purposes, where permissible by law. The Company is subject to income taxes in the U.S. (both federal and state) and in numerous foreign jurisdictions. Changes in the tax laws or regulations in these jurisdictions, or in positions by the relevant authorities regarding their application, administration or interpretation, may affect our tax liability, return on investments and business operations.

The Organisation for Economic Co-operation and Development (“OECD”) has proposed a global minimum tax of 15% of reported profits (“Pillar 2”) that has been agreed upon in principle by over 140 countries. During 2023, many countries took steps to incorporate Pillar 2 model rule concepts into their domestic laws. Although the model rules provide a framework for applying the minimum tax, countries may enact Pillar 2 slightly differently than the model rules and on different timelines and may adjust domestic tax incentives in response to Pillar 2. Accordingly, we still are evaluating the potential consequences of Pillar 2 on our longer-term financial position.

Income (Loss) Before Income Taxes

For the years ended December 31,	2023	2022	2021
U.S. income (loss)	$(357)	$(1,081)	$73
Non-U.S. income (loss)	227	(1,393)	(937)
Total	$(130)	$(2,474)	$(864)

The components of the provision for income taxes includes the following:

Provision (Benefit) For Income Taxes

For the years ended December 31,	2023	2022	2021
Current
U.S.	$(184)	$(2)	$—
Non-U.S.	500	426	(12)
Deferred
U.S.	—	—	—
Non-U.S.	28	(176)	(128)
Total	$344	$248	$(140)

Reconciliation of U.S. Federal Statutory Income Tax Rate to Actual Income Tax Rate

	2023		2022		2021
For the years ended December 31,	Amount	Rate	Amount	Rate	Amount	Rate
U.S. federal statutory income tax rate	$(27)	21.0%	$(520)	21.0%	$(182)	21.0%
Tax on global activities including exports	(83)	64.0	(24)	1.0	(158)	18.3
U.S. business credits(a)	(208)	160.0	(187)	7.6	(136)	15.7
Valuation allowances	774	(594.5)	951	(38.5)	390	(45.2)
State taxes, net of federal benefit	(46)	35.3	(31)	1.3	(37)	4.3
Uncertain tax positions	(61)	47.2	(33)	1.3	(55)	6.4
All other – net	(5)	2.9	92	(3.7)	38	(4.3)
	371	(285.1)	768	(31.0)	42	(4.8)
Actual income tax rate	$344	(264.1)%	$248	(10.0)%	$(140)	16.2%

(a)

U.S. business credits, primarily the credit for energy produced from renewable sources and the credit for research performed in the U.S. The Company uses the flow-through method to account for investment tax credits. Under this method, the investment tax credits are recognized as a reduction to income tax expense. Starting in 2023, as a result of the Inflation Reduction Act, production tax credits became transferrable and not reliant on a tax liability to be realized. As a result, we did not record a valuation allowance against the 2023 generated production tax credits.

For the year ended December 31, 2023, the actual income tax rate was (264.1)% compared to (10.0)% for the year ended December 31, 2022. The change in valuation allowance for the year ended December 31, 2023 as compared to the year ended December 31, 2022 mainly relates to increases in income tax credits in the U.S. and net operating losses in foreign jurisdictions for which no benefit can be realized. The changes in tax on global activities relates to mix of foreign operations, mainly differences in statutory tax rates and one-time tax rate changes in 2022 which did not recur in 2023.

For the year ended December 31, 2022, the actual income tax rate was (10.0)% compared to 16.2% for the year ended December 31, 2021. The increase to the valuation allowance for the year ended December 31, 2022 as compared to the year ended December 31, 2021 mainly relates to increases in income tax credits and net operating losses in the U.S. for which no benefit can be realized. The changes in tax on global activities relates to revaluations due to change in tax rates and foreign mix of operations.

Unrecognized Tax Benefits. Annually, we file over 2,300 income tax returns in over 270 global taxing jurisdictions. We are under examination or engaged in tax litigation in many of these jurisdictions. Our most significant audit relates to the IRS auditing GE’s consolidated U.S. income tax returns for 2016-2018.

The balance of unrecognized tax benefits, the amount of related interest and penalties, and what we believe to be the range of reasonably possible changes in the next 12 months are as follows:

Unrecognized Tax Benefits

As of December 31,	2023	2022	2021
Unrecognized tax benefits	$643	$763	$801
Portion that, if recognized, would reduce tax expense and effective tax rate	251	411	430
Accrued interest on unrecognized tax benefits	151	151	150
Accrued penalties on unrecognized tax benefits	92	109	127
Reasonably possible reduction to the balance of unrecognized tax benefits in succeeding 12 months	42	105	82
Portion of amount reasonably possible to change in 12 months that, if recognized, would reduce tax expense and effective tax rate	31	39	33

Unrecognized Tax Benefits Reconciliation

As of December 31,	2023	2022	2021
Balance as of January 1,	$763	$801	$870
Additions for tax positions of the current year	6	31	28
Additions for tax positions of prior years	74	46	57
Reductions for tax positions of prior years	(94)	(62)	(66)
Settlements with tax authorities	(55)	(3)	(24)
Expiration of the statute of limitations	(51)	(50)	(64)
Balance as of December 31,	$643	$763	$801

We classify interest on tax deficiencies as interest expense and income tax penalties as a provision for income taxes. For the years ended December 31, 2023, 2022 and 2021, expense (income) of $28 million, $(5) million and $(14) million, respectively, was recognized in Interest and other financial charges – net in our Combined Statement of Income (Loss).

Deferred Income Taxes. We regularly evaluate the recoverability of our deferred tax assets and establish a valuation allowance, if necessary, to reduce the deferred tax assets to an amount that is more likely than not to be realized. Significant judgment is required in determining whether a valuation allowance is necessary and the amount of such valuation allowance. In assessing the recoverability of our deferred tax assets as of December 31, 2023, we considered all available evidence, including the nature of financial statement losses, reversing taxable temporary differences, estimated future operating profits, and tax planning strategies. The total valuation allowances for the years ended December 31, 2023 and 2022 were $(9,706) million and $(8,244) million, respectively, and relate to net operating losses for which we have concluded it is more likely than not that the related benefit will not be realized.

Deferred Income Taxes

As of December 31,	2023	2022
Total assets	$2,031	$2,207
Total liabilities	(831)	(1,021)
Net deferred income tax asset (liability)	$1,200	$1,186

Components of the Net Deferred Income Tax Asset (Liability)

As of December 31,	2023	2022
Contract liabilities, contract assets and deferred income	$2,005	$1,525
Principal pension plans	702	159
Other compensation and benefits	261	314
Accrued expenses	403	400
Intangible assets	690	657
Tax loss carryforwards(a)	6,775	6,561
Tax credits(b)	806	723
Other	95	112
Total deferred tax assets	$11,737	$10,451
Valuation allowances(c)	(9,706)	(8,244)
Total deferred tax assets after valuation allowances	$2,031	$2,207
Property, plant and equipment	$(97)	$(74)
Global investments, partnerships, joint ventures and non-consolidated	(588)	(686)
Other	(146)	(261)
Total deferred tax liabilities	$(831)	$(1,021)
Net deferred income tax asset (liability)	$1,200	$1,186

(a)

As of December 31, 2023 and 2022, the Company had net operating loss carryforwards of $6,775 million and $6,561 million (primarily related to Switzerland and the U.S. which expire after 2025 or do not expire). Netted against these amounts are accruals of $235 million and $277 million for unrecognized tax benefits the Company has recorded related to the underlying tax positions which generated net operating losses. The gross net operating loss carryforwards resulted in a deferred tax asset of $7,010 million and $6,838 million at December 31, 2023 and 2022, respectively.

(b)

As of December 31, 2023 and 2022, the company had tax credits carryforwards of $806 million and $723 million, primarily related to credits for energy produced from renewable sources, for research performed in the U.S, and foreign tax credits which expire in various years through December 31, 2044.

(c)

As of December 31, 2023 and 2022, the Company had valuation allowances of $(9,706) million and $(8,244) million, respectively. Valuation allowances primarily relate to US and non-U.S. deferred taxes where there were historical losses and U.S. federal/state credit carryforwards. The change to the valuation allowance for the year ended December 31, 2023 as compared to the year ended December 31, 2022 of $(1,462) million primarily relates to increases to net operating losses in foreign jurisdictions and increases to U.S. business credits where benefits are not currently expected to be realized.

As described above, we have prepared our income taxes on a stand-alone tax basis, and as a result, certain loss carryforwards and credit carryforwards may not be available for our use in future periods as they may have already been used in GE consolidated or combined tax return filings or they may be retained by GE upon our separation.

Undistributed Earnings. We have not provided additional income tax expense on foreign earnings of foreign affiliates. At December 31, 2023, certain foreign subsidiaries had overall accumulated earnings of approximately $4,500 million. Most of these earnings have been reinvested in active non-U.S. business operations and it is not practicable to determine the income tax liability that would be payable if such earnings were not reinvested indefinitely.

NOTE 16. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

	Currency translation adjustments	Benefit plans	Cash flow hedges	Total AOCI
Balance as of January 1, 2021	$(1,080)	$(760)	$(73)	$(1,913)
AOCI before reclasses – net of taxes of $(7), $(2) and $-	(110)	655	61	606
Reclasses from AOCI – net of taxes of $-, $(2) and $(1)	—	65	(9)	56
Less: AOCI attributable to noncontrolling interests	2	3	—	5
Balance as of December 31, 2021	$(1,192)	$(43)	$(21)	$(1,256)
AOCI before reclasses – net of taxes of $8, $12 and $(1)	(254)	106	(46)	(194)
Reclasses from AOCI – net of taxes of $-, $4 and $-	—	(28)	24	(4)
Less: AOCI attributable to noncontrolling interests	(1)	3	—	2
Balance as of December 31, 2022	$(1,445)	$32	$(43)	$(1,456)
Transfer or allocation of benefit plans – net of taxes of $-, $70 and $-	—	1,702	—	1,702
AOCI before reclasses – net of taxes of $-, $48 and $(1)	95	(735)	45	(595)
Reclasses from AOCI – net of taxes of $-, $(2) and $-	19	(327)	24	(284)
Less: AOCI attributable to noncontrolling interests	4	(2)	—	2
Balance as of December 31, 2023	$(1,335)	$674	$26	$(635)

NOTE 17. OTHER INCOME (EXPENSE) – NET

For the years ended December 31,	2023	2022	2021
Equity method investment income (loss) (Note 11)	$(64)	$60	$(179)
Net interest and investment income (loss)	63	42	71
Purchases and sales of business interests(a)	209	22	(123)
Derivative instruments (Note 18)	(25)	47	27
Licensing income	97	71	52
Other – net	44	128	185
Total other income (expense) – net	$324	$370	$33

(a)

2023 includes a pre-tax gain of $90 million related to the sale of an investment at Financial Services. 2021 includes a pre-tax loss of $170 million on the sale of our boiler manufacturing business in China and a $71 million pre-tax gain on the deconsolidation of our Aero Alliance joint venture with BKR.

NOTE 18. FINANCIAL INSTRUMENTS

Loans and Other Receivables. The Company’s financial assets not carried at fair value primarily consist of loan receivables and non-current customer and other receivables. The net carrying amount is $328 million and $400 million as of December 31, 2023 and 2022, respectively. The estimated fair value is $324 million and $398 million as of December 31, 2023 and 2022, respectively. All of these assets are considered to be Level 3.

Derivatives and Hedging. Our primary objective in executing and holding derivatives is to reduce the earnings and cash flow volatility associated with fluctuations in foreign currency exchange rates and commodity prices over the terms of our customer contracts. These hedge contracts reduce, but do not entirely eliminate, the impact of foreign currency exchange rate and commodity price movements. The Company does not enter into or hold derivative instruments for speculative trading purposes.

We use foreign currency contracts to reduce the volatility of cash flows related to forecasted revenues, expenses, assets, and liabilities. These contracts are generally one to ten months in duration but with maximum remaining maturities of up to 16 years as of December 31, 2023. The objective of the foreign currency contracts is to ultimately reduce the extent to which functional currency or U.S. dollar-equivalent cash flows are affected by changes in the applicable foreign currency exchange rates. We evaluate the effectiveness of our foreign currency contracts designated as cash flow hedges on a quarterly basis.

The embedded derivatives the Company recognizes primarily consist of foreign currency related features in our purchase or sales contracts where the currency is not the functional currency of either party to the contract.

Cash Flow Hedges. For derivative instruments designated as cash flow hedges, changes in the fair value of designated hedging instruments are initially recorded as a component of AOCI and subsequently reclassified to earnings in the period in which the hedged transaction occurs and to the same financial statement line item impacted by the hedged forecasted transaction.

The total amount in AOCI related to cash flow hedges was a net $26 million gain and a net $43 million loss as of December 31, 2023 and 2022, respectively, of which a net gain of $12 million and $65 million related to our share of AOCI recognized at our non-consolidated joint ventures as of December 31, 2023 and 2022, respectively. We expect to reclassify $39 million of pre-tax net losses associated with designated cash flow hedges to earnings in the next 12 months, contemporaneously with the earnings effects of the related forecasted transactions. The Company reclassified net gains (losses) from AOCI into earnings of $(24) million, $(24) million and $8 million for the years ended December 31, 2023, 2022 and 2021, respectively. As of December 31, 2023, the maximum length of time over which we are hedging our forecasted transactions was approximately 11 years. The cash flows associated with cash flow hedges are recorded through the operating activities section of the Combined Statements of Cash Flows. The Company assesses effectiveness for foreign currency cash flow hedges related to long-term projects based on spot-to-spot foreign currency movements and excludes forward points from the assessment of effectiveness.

Net Investment Hedges. GE enters into foreign exchange forwards designated as the hedging instruments in net investment hedging relationships in order to mitigate the foreign currency risk attributable to the translation of the Company’s net investment in certain non USD-functional subsidiaries and/or equity method investees. Trade activity related to our net investment hedges are executed on a pool-level by functional exposure for various GE businesses, including GE Vernova. While the assets and liabilities associated with the net investment hedging instrument have not been attributed to the Company as the individual trades mitigate combined exposures, the Company has been allocated a pro rata share of other comprehensive income for these hedges. The total amount in AOCI related to net investment hedges was a net gain of $225 million and $234 million as of December 31, 2023 and 2022, respectively.

The Company uses the spot method to assess hedge effectiveness for its net investment hedges. As such, for derivative instruments designated as net investment hedges, changes in fair value of the designated hedging instruments attributable to fluctuations in foreign currency spot exchange rates only are initially recorded as a component of the cumulative translation adjustments in AOCI until the hedged investment is either sold or substantially liquidated. All other changes in the fair value of the hedging instrument are recognized in current earnings.

Non-Designated Hedges. The Company also executes derivative instruments, such as foreign currency forward contracts and commodity swaps, that are not designated in qualifying hedging relationships under U.S. GAAP. These derivatives are intended to serve as economic hedges of foreign currency and commodity price risk, and depending on the derivative type, hedges of monetary assets and liabilities, including intercompany balances subject to remeasurement.

The changes in fair value of non-designated hedges are recorded in line items in the Combined Statement of Income (Loss) based on the nature of the derivative contract and the underlying item being economically hedged. The cash flows associated with non-designated hedges are recorded in the same category as the cash flows from the items being economically hedged and are thus primarily through the operating section of the Combined Statement of Cash Flows.

The following table presents the gross fair values of our outstanding derivative instruments as of the dates indicated:

Gross Fair Value of Outstanding Derivative Instruments

As of December 31, 2023	Gross Notional	All other current assets	All other assets	All other current liabilities	All other liabilities
Foreign currency exchange contracts accounted for as hedges	$5,035	$39	$91	$28	$41
Foreign currency exchange contracts	$33,832	$361	$169	$364	$142
Commodity and other contracts	476	10	8	16	1
Derivatives not accounted for as hedges	$34,308	$371	$177	$380	$143
Total gross derivatives	$39,343	$410	$268	$408	$184
Netting adjustment(a)		(334)	(150)	(334)	(150)
Net derivatives recognized in the Combined Statement of Financial Position		$76	$118	$74	$34

As of December 31, 2022	Gross Notional	All other current assets	All other assets	All other current liabilities	All other liabilities
Foreign currency exchange contracts accounted for as hedges	$2,588	$24	$71	$53	$61
Foreign currency exchange contracts	$31,249	$495	$229	$629	$226
Commodity and other contracts	498	15	13	5	2
Derivatives not accounted for as hedges	$31,747	$510	$242	$634	$228
Total gross derivatives	$34,335	$534	$313	$687	$289
Netting adjustment(a)		(462)	(229)	(462)	(229)
Net derivatives recognized in the Combined Statement of Financial Position		$72	$84	$225	$60

(a)

The netting of derivative receivables and payables is permitted when a legally enforceable master netting agreement exists. Amounts include fair value adjustments related to our own and counterparty non-performance risk.

Pre-tax Gains (Losses) Recognized in OCI Related to Cash Flow and Net Investment Hedges

For the years ended December 31,	2023	2022	2021
Cash flow hedges	$34	$(111)	$31
Net investment hedges	(8)	16	2

The table below shows the effect of our derivative financial instruments in the Combined Statement of Income (Loss):

For the year ended December 31, 2023	Sales of equipment and services	Cost of equipment and services	Selling, general and administrative expense	Other income (expense) - net
Total amount of income and expense in the Combined Statement of Income (Loss)	$33,239	$28,421	$4,845	$324
Foreign currency exchange contracts	$(20)	$1	$—	$—
Interest rate contracts	—	—	—	(2)
Effect of cash flow hedges	$(20)	$1	$—	$(2)
Foreign currency exchange contracts	$—	$122	$1	$(24)
Commodity and other contracts	—	34	(7)	—
Effect of derivatives not designated as hedges	$—	$156	$(6)	$(24)

For the year ended December 31, 2022	Sales of equipment and services	Cost of equipment and services	Selling, general and administrative expense	Other income (expense) - net
Total amount of income and expense in the Combined Statement of Income (Loss)	$29,654	$26,196	$5,360	$370
Foreign currency exchange contracts	$(22)	$—	$—	$—
Interest rate contracts	—	—	—	(1)
Effect of cash flow hedges	$(22)	$—	$—	$(1)
Foreign currency exchange contracts	$5	$129	$3	$47
Commodity and other contracts	—	(25)	—	—
Effect of derivatives not designated as hedges	$5	$104	$3	$47

For the year ended December 31, 2021	Sales of equipment and services	Cost of equipment and services	Selling, general and administrative expense	Other income (expense) - net
Total amount of income and expense in the Combined Statement of Income (Loss)	$33,006	$28,061	$4,821	$33
Foreign currency exchange contracts	$11	$—	$—	$—
Interest rate contracts	—	—	—	(3)
Effect of cash flow hedges	$11	$—	$—	$(3)
Foreign currency exchange contracts	$(6)	$(55)	$1	$27
Commodity and other contracts	—	(38)	—	—
Effect of derivatives not designated as hedges	$(6)	$(93)	$1	$27

The amount excluded for cash flow hedges was a gain (loss) of $(13) million, $26 million and $(8) million for the years ended December 31, 2023, 2022 and 2021, respectively. This amount is recognized in Sales of equipment and Sales of services in our Combined Statement of Income (Loss).

Counterparty Credit Risk. The Company would be exposed to credit-related losses in the event of non-performance by counterparties on executed derivative instruments. The credit exposure of derivative contracts is represented by the fair value of contracts as of the reporting date. The fair value of the Company’s derivatives can change significantly from period to period based on, among other factors, market movements, and changes in our positions.

We manage concentration of counterparty credit risk by limiting acceptable counterparties to major financial institutions with investment grade credit ratings, by limiting the amount of credit exposure to individual counterparties, and by actively monitoring counterparty credit ratings and the amount of individual credit exposure.

We also employ master netting arrangements that limit the risk of counterparty non-payment on a particular settlement date to the net gain that would have otherwise been received from the counterparty. Although not completely eliminated, we do not consider the risk of counterparty default to be significant as a result of these protections. Further, none of our derivative instruments are subject to collateral or other security arrangements, nor do they contain provisions that are dependent on our credit ratings from any credit rating agency.

NOTE 19. VARIABLE INTEREST ENTITIES

In our Combined Statement of Financial Position, we have assets of $122 million and $297 million and liabilities of $156 million and $86 million as of December 31, 2023 and 2022, respectively, from consolidated VIEs. These entities were created to help our customers facilitate or finance the purchase of GE Vernova equipment and services and to manage our insurance exposure through an insurance captive and have no features that could expose us to losses that significantly exceed the difference between the consolidated assets and liabilities.

Our investments in unconsolidated VIEs were $1,323 million and $1,441 million as of December 31, 2023 and 2022, respectively. Of these investments, $1,272 million and $1,398 million were owned by Financial Services, substantially all related to renewable energy tax equity investments, as of December 31, 2023 and 2022, respectively. See Note 11 for further information. Our maximum exposure to loss in respect of unconsolidated VIEs is increased by our commitments to make additional investments in these entities described in Note 20.

NOTE 20. COMMITMENTS, GUARANTEES, PRODUCT WARRANTIES, AND OTHER LOSS CONTINGENCIES

Commitments. We had total investment commitments of $147 million and unfunded lending commitments of $588 million at December 31, 2023. The commitments primarily consist of obligations to make investments in or provide funding to renewable tax equity vehicles by Financial Services. See Note 19 for further information.

Guarantees. As of December 31, 2023, we were committed under the following guarantee arrangements:

Credit Support. As of December 31, 2023, we have provided $887 million of credit support on behalf of certain customers or associated companies, predominantly joint ventures and partnerships, using arrangements such as standby letters of credit and performance guarantees and a line of credit to support our consolidated subsidiaries. The liability for such credit support was $12 million as of December 31, 2023. In addition, GE has provided parent company guarantees in certain jurisdictions. See Note 22 for further information.

Indemnification Agreements. As of December 31, 2023, we have $143 million of indemnification commitments, including representations and warranties in sales of business assets, for which we recorded a liability of $11 million.

Product Warranties. We provide for estimated product warranty expenses when we sell the related products. Because warranty estimates are forecasts that are based on the best available information, mostly historical claims experience, claims costs may differ from amounts provided. An analysis of changes in the liability for product warranties follows.

	2023	2022	2021
Balance as of January 1,	$1,430	$1,197	$1,366
Current year provisions(a)	684	928	440
Expenditures	(719)	(617)	(566)
Other changes	19	(78)	(43)
Balance as of December 31,	$1,414	$1,430	$1,197

(a)

The increase in current- and prior-year provisions is primarily related to our Wind segment, which, in 2022, was substantially all due to changes in estimates on pre-existing warranties and related to the deployment of repairs and other corrective measures in our Onshore Wind business.

Legal Matters. In the normal course of our business, we are involved from time to time in various arbitrations, class actions, commercial litigation, investigations and other legal, regulatory or governmental actions, including the significant matters described below that could have a material impact on our results of operations. In many proceedings, including the specific matters described below, it is inherently difficult to determine whether any loss is probable or even reasonably possible or to estimate the size or range of the possible loss, and accruals for legal matters are not recorded until a loss for a particular matter is considered probable and reasonably estimable. Given the nature of legal matters and the complexities involved, it is often difficult to predict and determine a meaningful estimate of loss or range of loss until we know, among other factors, the particular claims involved, the likelihood of success of our defenses to those claims, the damages or other relief sought, how discovery or other procedural considerations will affect the outcome, the settlement posture of other parties and other factors that may have a material effect on the outcome. For these matters, unless otherwise specified, we do not believe it is possible to provide a meaningful estimate of loss at this time. Moreover, it is not uncommon for legal matters to be resolved over many years, during which time relevant developments and new information must be continuously evaluated.

Alstom Legacy Legal Matters. In November 2015, we acquired the power and grid businesses of Alstom, which prior to the acquisition was the subject of significant cases involving anti-competitive activities and improper payments. The estimated liability balance was $393 million and $455 million as of December 31, 2023 and 2022, respectively, for legal and compliance matters related to the legacy business practices that were the subject of cases in various jurisdictions. Allegations in these cases relate to claimed anti-competitive conduct or improper payments in the pre-acquisition period as the source of legal violations or damages. Given the significant litigation and compliance activity related to these matters and our ongoing efforts to resolve them, it is difficult to assess whether the disbursements will ultimately be consistent with the estimated liability established. The estimation of this liability may not reflect the full range of uncertainties and unpredictable outcomes inherent in litigation and investigations of this nature, and at this time we are unable to develop a meaningful estimate of the range of reasonably possible additional losses beyond the amount of this estimated liability. Factors that can affect the ultimate amount of losses associated with these and related matters include the way cooperation is assessed and valued, prosecutorial discretion in the determination of damages, formulas for determining disgorgement, fines and/or penalties, the duration and amount of legal and investigative resources applied, political and social influences within each jurisdiction, and tax consequences of any settlements or previous deductions, among other considerations. Actual losses arising from claims in these and related matters could exceed the amount provided.

Environmental and Asset Retirement Obligations. Our operations involve the use, disposal and cleanup of substances regulated under environmental protection laws and nuclear decommissioning regulations. We have obligations for ongoing and future environmental remediation activities and may incur additional liabilities in connection with previously remediated sites. Additionally, like many other industrial companies, we and our subsidiaries are defendants in various lawsuits related to alleged worker exposure to asbestos or other hazardous materials. Liabilities for environmental remediation, nuclear decommissioning and worker exposure claims exclude possible insurance recoveries.

It is reasonably possible that our exposure will exceed amounts accrued. However, due to uncertainties about the status of laws, regulations, technology and information related to individual sites and lawsuits, such amounts are not reasonably estimable. Our reserves related to environmental remediation and worker exposure claims recorded in All other liabilities were $127 million and $122 million as of December 31, 2023 and 2022, respectively.

We record asset retirement obligations associated with the retirement of tangible long-lived assets as a liability in the period in which the obligation is incurred and its fair value can be reasonably estimated. These obligations primarily represent nuclear decommissioning, legal obligations to return leased premises to their initial state or dismantle and repair specific alterations for certain leased sites. The liability is measured at the present value of the obligation when incurred and is adjusted in subsequent periods. Corresponding asset retirement costs are capitalized as part of the carrying value of the related long-lived assets and depreciated over the asset’s useful life. Our asset retirement obligations were $581 million and $571 million as of December 31, 2023 and 2022, respectively, and are recorded in All other liabilities in our Combined Statement of Financial Position. Of this amount, $519 million and $515 million is related to nuclear decommissioning obligations. Changes in the liability balance due to settlement, accretion and revisions in fair value were not material for the years ended December 31, 2023, 2022 and 2021.

Expenditures for nuclear decommissioning, site remediation, and worker exposure claims were $14 million, $19 million and $14 million for the years ended December 31, 2023, 2022 and 2021, respectively. We presently expect that such expenditures will be approximately $15 million and $12 million in 2024 and 2025, respectively.

NOTE 21. RESTRUCTURING AND OTHER CHARGES

The Company has undertaken or committed to various restructuring initiatives, including workforce reductions and the consolidation of manufacturing and service facilities. Restructuring and other charges primarily include employee-related termination benefits associated with workforce reductions, facility exit costs, asset write-downs, and cease-use costs. During the years ended December 31, 2023, 2022 and 2021, the Company recorded net pre-tax restructuring and other charges totaling $443 million, $314 million and $506 million, respectively.

This table is inclusive of all restructuring charges, and the charges are shown below for the business where they originated. Separately, in our reported segment results, major restructuring programs are excluded from measurement of segment operating performance for internal and external purposes; those excluded amounts are reported in Restructuring and other charges in Note 23.

Restructuring and Other Charges

For the years ended December 31,	2023	2022	2021
Workforce reductions	$224	$119	$473
Plant closures and associated costs and other asset write-downs	173	166	80
Acquisition / disposition net charges and other	46	29	(47)
Total restructuring and other charges	$443	$314	$506
Cost of equipment and services	$147	$192	$369
Selling, general and administrative expenses	296	122	137
Total restructuring and other charges	$443	$314	$506
Power	$124	$141	$337
Wind	232	156	40
Electrification	54	1	116
Other	33	16	13
Total restructuring and other charges(a)	$443	$314	$506

(a)

Includes $227 million, $203 million and $56 million primarily in non-cash impairment, accelerated depreciation and other charges for the years ended December 31, 2023, 2022 and 2021, respectively, not reflected in the liability table below.

Liabilities associated with restructuring activities were recorded in All other current liabilities, All other liabilities, and Noncurrent compensation and benefits.

Restructuring Liabilities
Balance as of January 1, 2021	$411
Additions	450
Payments	(352)
Foreign exchange and other	(75)
Balance as of December 31, 2021	$434
Additions	111
Payments	(240)
Foreign exchange and other	(22)
Balance as of December 31, 2022	$283
Additions	216
Payments	(222)
Foreign exchange and other	(1)
Balance as of December 31, 2023	$276

For the years ended December 31, 2023 and 2022, in addition to the continued impacts of ongoing initiatives, restructuring primarily included exit activities associated with the plan announced in October 2022 to undertake a restructuring program across our Wind businesses, primarily reflecting the selectivity strategy to operate in fewer markets and to simplify and standardize product variants. The estimated cost of this multi-year restructuring program was approximately $600 million, with the majority recognized in the first half of 2023. This plan was expanded during the third quarter of 2023 to include the consolidation of the global footprint and related resources at our Power businesses to better serve our customers. For the year ended December 31, 2021, restructuring primarily included exit activities at our Power business related to our new coal build wind-down actions, which included the exit of certain product lines, closing certain manufacturing and office facilities and other workforce reduction programs.

NOTE 22. RELATED PARTIES

Corporate Allocations. GE provides the Company with significant corporate, infrastructure and shared services. Some of these services will continue to be provided by GE to the Company on a temporary basis after the Separation is completed under transition services agreements. Accordingly, as described in Note 2, certain corporate and shared costs have been charged on the basis of direct usage by the Company as follows:

a.

Prior to January 1, 2023, employees of the Company participated in pensions and benefits plans that were sponsored by GE. The Company was charged $64 million and $83 million for the years ended December 31, 2022 and 2021, respectively. These costs are charged directly to the Company based on specific employee eligibility for those benefits. On January 1, 2023, these pension plans were legally split and allocated to GE Vernova and are accounted for as multiple employer plans starting in 2023. The retiree health and life benefit plans sponsored by GE were allocated to GE Vernova and accounted for as multiple employer plans starting in 2023. See Note 13 for further information.

b.

GE grants various employee benefits to its employees, including those of the Company, under the GE Long-Term Incentive Plan. These benefits primarily include stock options and restricted stock units. Compensation expense associated with this plan was $118 million, $123 million and $139 million for the years ended December 31, 2023, 2022 and 2021, respectively, which is included primarily in Selling, general and administrative expenses in the Combined Statement of Income (Loss). These costs are charged directly to the Company based on the specific employees receiving awards.

Additionally, certain GE Corporate Costs are charged to the Company based on allocation methodologies as follows:

a.

Centralized services such as public relations, investor relations, treasury and cash management, executive management, security, government relations, community outreach and corporate internal audit services are charged to the Company on a pro rata basis of GE’s estimates of each company’s usage at the beginning of the fiscal year and are recorded in Selling, general and administrative expenses. Costs of $67 million, $70 million and $103 million for the years ended December 31, 2023, 2022 and 2021, respectively, were recorded in the Combined Statement of Income (Loss).

b.

Information technology, finance, insurance, research, supply chain, human resources, tax, and facilities activities are charged to the Company based on headcount, revenue, or other allocation methodologies. Costs for these services of $711 million, $772 million and $847 million were charged to the Company for the years ended December 31, 2023, 2022 and 2021, respectively, which are primarily included in Selling, general and administrative expenses and Research and development expenses in the Combined Statement of Income (Loss).

c.

Costs associated with employee medical insurance totaling $133 million, $114 million and $123 million for the years ended December 31, 2023, 2022 and 2021, respectively, were charged to the Company based on employee headcount and are recorded in Cost of equipment, Cost of services, Selling, general and administrative expenses, or Research and development expenses based on the employee population.

Finally, while GE’s third-party debt has not been attributed to the Company, GE allocates a portion of interest expense related to its third-party debt for funding provided by GE to the Company for certain investments held by Financial Services. The interest is allocated based on the GE-funded ending net investment position each reporting period. Interest of $35 million, $46 million and $52 million is included in Interest and other financial charges – net in the Combined Statement of Income (Loss) for the years ended December 31, 2023, 2022 and 2021, respectively.

Management believes that the expense and cost allocations have been determined on a basis that is a reasonable reflection of the utilization of services provided or the benefit received by the Company. The amounts that would have been, or will be incurred, on a stand-alone basis could materially differ from the amounts allocated due to economies of scale, difference in management judgment, a requirement for more or fewer employees, or other factors. Management does not believe, however, that it is practicable to estimate what these expenses would have been had the Company operated as an independent entity, including any expenses associated with obtaining any of these services from unaffiliated entities. In addition, the future results of operations, financial position and cash flows could differ materially from the historical results presented herein.

Parent Company Credit Support. GE provides the Company with parent credit support in certain jurisdictions. To support the Company in selling products and services globally, GE often enters into contracts on behalf of GE Vernova or issues parent company guarantees or trade finance instruments supporting the performance of what currently are subsidiary legal entities transacting directly with customers, in addition to providing similar credit support for some non-customer related activities of GE Vernova. There are no known instances historically where payments or performance from GE were required under parent company guarantees relating to GE Vernova customer contracts. As such, no amounts related to parent company guarantees have been recorded by the Company in the combined financial statements as of or for the years ended December 31, 2023, 2022 and 2021.

Cash Management. The Company participates in centralized GE Treasury programs. This arrangement is not reflective of the manner in which the Company would have financed its operations had it been a stand-alone business separate from GE during the periods presented. Long-term intercompany financing, including strategic financing, and centralized cash management arrangements are used to fund expansion or certain working capital needs. All adjustments relating to certain transactions among the Company, GE and GE entities, which include the transfer of the balance of cash to GE, transfer of the balance of cash held in centralized cash management arrangements to GE, settlement of certain intercompany debt between the Company and GE or GE entities, and pushdown of all costs of doing business that were paid on behalf of the Company by GE or GE entities, are excluded from the asset and liability balances in the Combined Statement of Financial Position and are reported within Net parent investment as a component of equity.

Receivables. The Company historically factored U.S. and non-U.S. receivables through GE’s Working Capital Solutions business (“WCS”) on a recourse and nonrecourse basis pursuant to various factoring and servicing agreements. GE’s factoring programs were discontinued in 2021. During 2021, the Company sold $2,391 million and collected $3,535 million of customer receivables related to these factoring programs. Under these programs, the Company incurred interest expense and finance charges of $30 million for the year ended December 31, 2021, which are included in Interest and other financial charges – net in the Combined Statement of Income (Loss). The proceeds for the programs are included in Cash from operating activities in the Combined Statement of Cash Flows.

Transfer of Tax Credits to GE. We generated $183 million of production tax credits through our Financial Services’ investments in renewable energy tax equity vehicles for the year ended December 31, 2023. Under the Inflation Reduction Act, which went into effect in 2023, these credits are transferrable and are not reliant on a tax liability to be realized. We received cash of $183 million from GE during 2023 for these credits.

Aero Alliance. Aero Alliance is our 50-50 joint venture with BKR that supports our customers through the fulfillment of aeroderivative engines, spare parts, repairs and maintenance services. In the fourth quarter of 2021, we deconsolidated the joint venture due to a decrease in GE’s ownership of BKR. Prior to the deconsolidation, transactions between the Aero Alliance and GE Vernova were eliminated in consolidation. Purchases of parts and services from the joint venture were $656 million, $521 million and $69 million for the years ended December 31, 2023 and 2022 and from the point of deconsolidation through December 31, 2021, respectively. The Company owed Aero Alliance $34 million and $59 million as of December 31, 2023 and 2022, respectively. This amount has been recorded in Due to related parties on the Combined Statement of Financial Position.

Financial Services Investments. Our Financial Services business invests in project infrastructure entities where we do not hold a controlling financial interest, including renewable tax equity vehicles. These entities generally purchase primarily equipment from our Wind and Power segments, and we have recognized $168 million, $810 million and $1,898 million of revenue for the years ended December 31, 2023, 2022 and 2021, respectively, for sales to these entities. See Note 11 for further information.

NOTE 23. SEGMENT AND GEOGRAPHICAL INFORMATION

Operating segments include components of an enterprise about which separate financial information is available that is evaluated regularly by the Company’s Chief Operating Decision Maker (“CODM”) for the purpose of assessing performance and allocating resources. The Company’s CODM is its Chief Executive Officer (“CEO”). Our operating activities are managed through three segments: Power, Wind, and Electrification. These segments have been identified based on the nature of the products and services sold and how the Company manages its operations.

The performance of these segments is principally measured based on revenues and segment EBITDA. Segment EBITDA is determined based on the performance measures used by our CEO to assess the performance of each business in a given period. In connection with that assessment, the CEO may exclude matters, such as charges for impairments, major restructuring programs, manufacturing footprint rationalization and other similar expenses, acquisition costs and other related charges, certain gains and losses from acquisitions or dispositions and certain other non-operational items.

Consistent accounting policies have been applied by all segments for all reporting periods. A description of our reportable segments as of and for the years ended December 31, 2023, 2022 and 2021 has been provided in Note 1.

The following table disaggregates total revenues to external customers for sales of equipment and sales of services by segment:

	2023			2022			2021
For the years ended December 31,	Equipment	Services	Total	Equipment	Services	Total	Equipment	Services	Total
Power	$5,535	$11,758	$17,293	$4,855	$11,039	$15,894	$5,068	$11,404	$16,472
Wind	8,327	1,488	9,815	7,595	1,302	8,897	10,269	1,234	11,503
Electrification	4,385	1,733	6,118	3,369	1,494	4,863	3,494	1,537	5,031
Other	11	2	13	—	—	—	—	—	—
Total revenues	$18,258	$14,981	$33,239	$15,819	$13,835	$29,654	$18,831	$14,175	$33,006

Intersegment sales were $414 million, $451 million and $554 million for the years ended December 31, 2023, 2022 and 2021, respectively. Intersegment revenues are recognized on the same basis of accounting as such revenue is recognized on a combined basis.

Total Segment Revenues by Business Unit

For the years ended December 31,	2023	2022	2021
Gas Power	$13,220	$12,079	$12,087
Nuclear Power	827	699	637
Hydro Power	887	703	735
Steam Power	2,502	2,643	3,270
Power	$17,436	$16,124	$16,729
Onshore Wind	$7,761	$7,941	$10,361
Offshore Wind	1,455	531	512
LM Wind Power	610	433	666
Wind	$9,826	$8,905	$11,539
Grid Solutions	$3,955	$3,133	$3,226
Power Conversion	1,027	843	965
Electrification Software	874	804	876
Solar & Storage Solutions	522	296	225
Electrification	$6,378	$5,076	$5,292
Total segment revenues	$33,640	$30,105	$33,560

Segment EBITDA

For the years ended December 31,	2023	2022	2021
Power	$1,722	$1,655	$1,407
Wind	(1,033)	(1,710)	176
Electrification	234	(164)	(461)
	$923	$(219)	$1,122
Other(a)	(116)	(209)	(468)
Restructuring and other charges	(433)	(288)	(299)
Steam Power asset sale impairment	—	(824)	—
Purchases and sales of business interests	92	55	(139)
Russia and Ukraine charges(b)	(95)	(188)	—
Non-operating benefit income	567	188	159
Depreciation and amortization(c)	(847)	(893)	(1,150)
Interest and other financial charges – net	(53)	(97)	(109)
Benefit (provision) for income taxes	(512)	(247)	160
Net income (loss)	$(474)	$(2,722)	$(724)

(a)

Includes interest and other financial charges of $45 million, $54 million and $63 million and benefit for income taxes of $195 million, $257 million and $138 million, offset by a change in our valuation allowance of $27 million, $258 million and $158 million, for the years ended December 31, 2023, 2022 and 2021, respectively, related to the Financial Services business as this business is managed on an after-tax basis due to its strategic investments in renewable energy tax equity vehicles. The change in the valuation allowance recorded for the year is driven by the absence of a valuation allowance on production tax credits earned during 2023 given our ability to transfer such credits.

(b)

Related to pre-tax charges primarily from impairments of receivables, inventory, contract assets and equity method investments directly resulting from the ongoing conflict between Russia and Ukraine and sanctions, primarily related to our Power business.

(c)	Excludes depreciation and amortization expense included in Restructuring and other charges, the Steam Power asset sale impairment and Russia and Ukraine charges.

Assets by Segment

As of December 31,	2023	2022
Power	$25,003	$24,186
Wind	10,898	10,649
Electrification	6,607	6,295
Other(a)	3,613	3,341
Total assets	$46,121	$44,471

(a)	We classify deferred tax assets as “Other” for purposes of this disclosure.

Capital Expenditures and Depreciation and Amortization by Segment

	Property, plant and equipment additions			Depreciation and amortization
	2023	2022	2021	2023	2022	2021
Power	$319	$203	$202	$494	$508	$686
Wind	325	231	286	249	195	369
Electrification	74	52	58	85	88	63
Other(a)	20	1	1	136	1,006	58
Total	$738	$487	$547	$964	$1,797	$1,176

(a)

Depreciation and amortization includes impairments related to our remaining Steam Power business and major restructuring programs. Depreciation and amortization related to our remaining Steam Power business impairments was $806 million for the year ended December 31, 2022. See Note 6 and Note 8 for further information.

Revenues are classified according to the region to which equipment and services are sold. For purposes of this analysis, the U.S. is presented separately from the remainder of the Americas.

Revenues by Geography

For the years ended December 31,	2023	2022	2021
U.S.	$12,467	$11,590	$13,600
Non-U.S.
Europe	$8,417	$6,583	$7,375
Asia	5,259	4,942	5,741
Americas	3,177	3,090	2,287
Middle East and Africa	3,919	3,449	4,003
Total non-U.S.	$20,772	$18,064	$19,406
Total geographic revenues	$33,239	$29,654	$33,006

Long-lived Assets by Geography

As of December 31,	2023	2022
U.S.	$1,757	$1,518
Non-U.S.
Europe	$1,942	$1,934
Asia	908	987
Americas	356	384
Middle East and Africa	265	282
Total non-U.S.	$3,471	$3,587
Total long-lived assets	$5,228	$5,105

NOTE 24. SUBSEQUENT EVENTS

The Company has evaluated events and transactions that occurred after the date of our accompanying Statement of Financial Position through February 15, 2024, the date these financial statements were available for issuance, for potential recognition or disclosure in the combined financial statements.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses payable by the registrant in connection with the issuance of the securities being registered. All amounts are estimates except the Securities and Exchange Commission registration fee.

Securities and Exchange Commission registration fee	$54,280.00
Legal fees and expenses	50,000.00
Accounting fees and expenses	300,000.00
Printing expenses	50,000.00
Total	$454,280.00

Item 14.	Indemnification of Directors and Officers.

Delaware law authorizes corporations to limit or eliminate the personal liability of directors and officers to corporations and their stockholders for monetary damages for breaches of directors’ and officers’ fiduciary duties as directors or officers, as applicable, and our certificate of incorporation will include such an exculpation provision. Our bylaws will include provisions that indemnify, to the fullest extent allowable under the Delaware General Corporation Law (“DGCL”), the personal liability of directors or officers for monetary damages for actions taken as a director or officer of the Company, or for serving at our request as a director, officer, employee, or agent at another corporation or enterprise, as the case may be. Our bylaws will also provide that we must indemnify and advance expenses to our directors, officers, and employees, subject to our receipt of an undertaking from the indemnified party as may be required under the DGCL.

The limitation of liability and indemnification provisions that will be included in our certificate of incorporation and bylaws, respectively, may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against our directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. However, these provisions will not limit or eliminate our rights, or those of any stockholder, to seek non-monetary relief such as an injunction or rescission in the event of a breach of a director’s duty of care. The provisions will not alter the liability of directors under the federal securities laws. In addition, your investment may be adversely affected to the extent that, in a class action or direct suit, we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. There is currently no pending material litigation or proceeding against any of our directors, officers, or employees for which indemnification is sought.

Reference is made to Item 9 for our undertakings with respect to indemnification for liabilities arising under the Securities Act.

We currently maintain insurance policies which, within the limits and subject to the terms and conditions thereof, covers certain expenses and liabilities that may be incurred by directors and officers in connection with proceedings that may be brought against them as a result of an act or omission committed or suffered while acting as a director or officer of the Company.

We will enter into an indemnification agreement with each of our executive officers and directors that provides, in general, that we will indemnify them to the fullest extent permitted by law in connection with their service to us or on our behalf.

Item 15.	Recent Sales of Unregistered Securities.

On February 28, 2023, GE Vernova issued 100 shares representing the limited liability interests in GE Vernova LLC, par value $0.01 per share, to GE for an aggregate consideration of $1.00. The shares of common stock described above were issued in reliance on the exemption contained in Section 4(a)(2) of the Securities Act on the basis that the transaction did not involve a public offering. No underwriters were involved in the transaction.

Item 16.	Exhibits, Financial Statements and Financial Statement Schedules.

(a) Exhibits

Exhibit Description

2.1	Separation and Distribution Agreement, by and between General Electric Company and the registrant (incorporated by reference to Exhibit 2.1 of GE Vernova LLC’s Registration Statement on Form 10 filed with the SEC on March 5, 2024, File No. 001-41966).†+

3.1	Form of Certificate of Incorporation of the registrant (incorporated by reference to Exhibit 3.1 of GE Vernova LLC’s Registration Statement on Form 10 filed with the SEC on March 5, 2024, File No. 001-41966).

3.2	Form of Bylaws of the registrant (incorporated by reference to Exhibit 3.2 of GE Vernova LLC’s Registration Statement on Form 10 filed with the SEC on March 5, 2024, File No. 001-41966).

5.1	Opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP.*

5.2	IRS determination letter dated April 24, 2014 relating to the GE Retirement Savings Plan (Incorporated by reference to Exhibit 5.2 of GE’s Form S-8 dated March 2, 2015) (SEC file number 333-202435)**

10.1	Form of Transition Services Agreement, by and between General Electric Company and the registrant (incorporated by reference to Exhibit 10.1 of GE Vernova LLC’s Registration Statement on Form 10 filed with the SEC on March 5, 2024, File No. 001-41966).+

10.2	Form of Tax Matters Agreement, by and between General Electric Company and the registrant (incorporated by reference to Exhibit 10.2 of GE Vernova LLC’s Registration Statement on Form 10 filed with the SEC on March 5, 2024, File No. 001-41966). †+

10.3	Form of Employee Matters Agreement, by and between General Electric Company and the registrant (incorporated by reference to Exhibit 10.3 of GE Vernova LLC’s Registration Statement on Form 10 filed with the SEC on March 5, 2024, File No. 001-41966).

10.4	Form of Trademark License Agreement, by and between General Electric Company and a subsidiary of the registrant (incorporated by reference to Exhibit 10.4 of GE Vernova LLC’s Registration Statement on Form 10 filed with the SEC on March 5, 2024, File No. 001-41966).†+

10.5	Form of Real Estate Matters Agreement, by and between General Electric Company and the registrant (incorporated by reference to Exhibit 10.5 of GE Vernova LLC’s Registration Statement on Form 10 filed with the SEC on March 5, 2024, File No. 001-41966).†+

10.6	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.6 of GE Vernova LLC’s Registration Statement on Form 10 filed with the SEC on March 5, 2024, File No. 001-41966).

10.7	GE Vernova 2024 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.7 of GE Vernova LLC’s Registration Statement on Form 10 filed with the SEC on March 5, 2024, File No. 001-41966).

10.8	GE Vernova Mirror 2022 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.8 of GE Vernova LLC’s Registration Statement on Form 10 filed with the SEC on March 5, 2024, File No. 001-41966).

10.9	GE Vernova Mirror 2007 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.9 of GE Vernova LLC’s Registration Statement on Form 10 filed with the SEC on March 5, 2024, File No. 001-41966).

Exhibit Description

10.10	GE Vernova Mirror 1990 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.10 of GE Vernova LLC’s Registration Statement on Form 10 filed with the SEC on March 5, 2024, File No. 001-41966).

10.11	Offer Letter with Kenneth Parks (incorporated by reference to Exhibit 10.11 of GE Vernova LLC’s Registration Statement on Form 10 filed with the SEC on March 5, 2024, File No. 001-41966).

10.12	Offer Letter with Rachel Gonzalez (incorporated by reference to Exhibit 10.12 of GE Vernova LLC’s Registration Statement on Form 10 filed with the SEC on March 5, 2024, File No. 001-41966).

10.13	Offer Letter with Steven Baert (incorporated by reference to Exhibit 10.13 of GE Vernova LLC’s Registration Statement on Form 10 filed with the SEC on March 5, 2024, File No. 001-41966).

10.14	Employment Agreement with Maví Zingoni (incorporated by reference to Exhibit 10.14 of GE Vernova LLC’s Registration Statement on Form 10 filed with the SEC on March 5, 2024, File No. 001-41966).

10.15	GE Energy Supplementary Pension Plan (incorporated by reference to Exhibit 10.16 of GE Vernova LLC’s Registration Statement on Form 10 filed with the SEC on March 5, 2024, File No. 001-41966).

10.16	GE Energy Excess Benefits Plan (incorporated by reference to Exhibit 10.17 of GE Vernova LLC’s Registration Statement on Form 10 filed with the SEC on March 5, 2024, File No. 001-41966).

10.17	Amended GE Vernova Annual Executive Incentive Plan (incorporated by reference to Exhibit 10.18 of GE Vernova LLC’s Registration Statement on Form 10 filed with the SEC on March 5, 2024, File No. 001-41966).

10.18	GE Vernova Restoration Plan (incorporated by reference to Exhibit 10.19 of GE Vernova LLC’s Registration Statement on Form 10 filed with the SEC on March 5, 2024, File No. 001-41966).

10.19	GE Vernova U.S. Executive Severance Plan (incorporated by reference to Exhibit 10.20 of GE Vernova LLC’s Registration Statement on Form 10 filed with the SEC on March 5, 2024, File No. 001-41966).

10.20	Framework Investment Agreement (incorporated by reference to Exhibit 10.21 of GE Vernova LLC’s Registration Statement on Form 10 filed with the SEC on March 5, 2024, File No. 001-41966).

21.1	Subsidiaries of the registrant (incorporated by reference to Exhibit 21.1 of GE Vernova LLC’s Registration Statement on Form 10 filed with the SEC on March 5, 2024, File No. 001-41966).

23.1	Consent of Deloitte & Touche LLP.

23.2	Consent of Paul, Weiss, Rifkind, Wharton & Garrison LLP (included in Exhibit 5.1).*

99.1	Consent of Nicholas Akins as Director Nominee.

99.2	Consent of Stephen Angel as Director Nominee.

99.3	Consent of Arnold Donald as Director Nominee.

99.4	Consent of Matthew Harris. as Director Nominee.

99.5	Consent of Jesus Malave as Director Nominee.

99.6	Consent of Paula Rosput Reynolds as Director Nominee.

99.7	Consent of Kim Rucker as Director Nominee.

99.8	Consent of Scott Strazik as Director Nominee.

107	Filing Fee Table.

†

Certain portions of this exhibit have been redacted pursuant to Item 601(b)(2)(ii) and Item 601(b)(10)(iv) of Regulation S-K, as applicable. The Company agrees to furnish supplementally an unredacted copy of the exhibit to the Securities and Exchange Commission upon its request.

+

Certain schedules and exhibits to this agreement have been omitted pursuant to Item 601(b)(5) of Regulation S-K. The Company agrees to furnish supplementally a copy of any omitted schedule or exhibit to the Securities and Exchange Commission upon its request.

*	To be filed by amendment.

**

The GE Retirement Savings Plan received a favorable determination letter, dated as of April 24, 2014, from the Internal Revenue Service. The GE Vernova Retirement Savings Plan is being spun-off from the GE Retirement Savings Plan.

(b) Financial Statement Schedules

See the Index to the Financial Statements included on page F-1 for a list of the financial statements included in this registration statement.

Item 17.	Undertakings.

The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)

To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of a prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)

To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)

That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)

The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cambridge, state of Massachusetts, on March 13, 2024.

GE Vernova LLC

By:	/s/ Robert M. Giglietti
Name: Robert M. Giglietti Title: President, Treasurer and Sole Manager

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Robert M. Giglietti Robert M. Giglietti	President, Treasurer and Sole Manager (Principal Executive, Financial and Accounting Officer)	March 13, 2024